As filed with the Securities and Exchange Commission on June 30, 2014.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

VIAMET PHARMACEUTICALS HOLDINGS, LLC

(to be converted into Viamet Pharmaceuticals, Inc.)

(Exact name of registrant as specified in its charter)

Delaware	2834	45-4059526
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code No.)	(I.R.S. Employer Identification No.)

4505 Emperor Blvd., Suite 300

Durham, NC 27703

(919) 467-8539

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Robert J. Schotzinger, M.D., Ph.D.

President and Chief Executive Officer

Viamet Pharmaceuticals Holdings, LLC

4505 Emperor Blvd., Suite 300

Durham, NC 27703

(919) 467-8539

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

David E. Redlick, Esq. Rosemary G. Reilly, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109 (617) 526-6000	David S. Rosenthal, Esq. Dechert LLP 1095 Avenue of Americas New York, New York 10036 (212) 698-3500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement is declared effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”) please check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.001 par value per share	$75,000,000	$9,660.00

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Calculated pursuant to Rule 457(o) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS

Subject to completion, dated June 30, 2014

                     Shares

VIAMET PHARMACEUTICALS, INC.

Common Stock

$         per share

• Viamet Pharmaceuticals, Inc. is offering shares. • We anticipate that the initial public offering price will be between $ and $ per share.	• This is our initial public offering and no public market currently exists for our shares. • Proposed trading symbol: The NASDAQ Global Market — VIAM

This investment involves risk. See “Risk Factors” beginning on page 15.

We are an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary—Implications of Being an Emerging Growth Company.”

	Per Share	Total
Public offering price	$	$
Underwriting discounts	$	$
Proceeds, before expenses, to Viamet Pharmaceuticals, Inc.	$	$

The underwriters have a 30-day option to purchase up to              additional shares of common stock from us to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Piper Jaffray	Stifel	Wells Fargo Securities

The date of this prospectus is                     , 2014

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market share, is based on information from our own management estimates and research, as well as from industry and general publications and research, surveys and studies conducted by third parties. Management estimates are derived from publicly available information, our knowledge of our industry and assumptions based on such information and knowledge, which we believe to be reasonable. In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause our future performance to differ materially from our assumptions and estimates. See “Special Note Regarding Forward-Looking Statements.”

i

This prospectus presents market and industry data from IMS Health Information Service, or IMS Health. Such information is an estimate derived from the use of information under license from IMS HEALTH—NPATM (National Prescription Audit Family of Services) for the period 2009-2013. IMS expressly reserves all rights, including rights of copying, distribution and republication. Such information is based on the research, analysis and viewpoints of the respective publishers thereof and speaks as of its original publication dates and not as of the date of this prospectus.

We use our registered trademarks, Viamet® and Metallophile®, in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

We have not authorized anyone to provide you with different information, and we take no responsibility for any information others may give you. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

For investors outside the United States: Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

ii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the section in this prospectus entitled “Risk Factors” beginning on page 15 and our financial statements and the related notes thereto appearing at the end of this prospectus, before making an investment decision.

As used in this prospectus, unless the context otherwise requires, references to the “company,” “Viamet,” “we,” “us” and “our” refer to (i) following the date of the conversion discussed under the heading “Corporate Reorganization,” Viamet Pharmaceuticals, Inc. and its consolidated subsidiaries, or any one or more of them as the context may require and (ii) prior to the date of the conversion, Viamet Pharmaceuticals Holdings, LLC and its subsidiaries, or any one or more of them as the context may require.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel antifungal agents based on our proprietary metalloenzyme medicinal chemistry platform, which we call our Metallophile® Technology. Metalloenzymes are enzymes that contain a metal, such as iron, zinc or copper, that is linked to the enzyme’s protein component. We are using our platform to design drugs that we expect to have greater selectivity, fewer side effects and improved potency compared to currently available antifungal agents. Our lead product candidate, VT-1161, is an oral agent that we are developing for the treatment of recurrent vulvovaginal candidiasis, or RVVC, a highly prevalent mucosal infection for which there are no approved therapies in the United States, and onychomycosis, a very common fungal infection of the nail for which current treatments are suboptimal with respect to safety, tolerability and efficacy.

We are currently completing two proof of concept Phase 2a clinical trials of VT-1161, one for the treatment of moderate to severe acute vulvovaginal candidiasis, or AVVC, commonly known as vaginal yeast infection, and a second for the treatment of moderate to severe interdigital tinea pedis, a dermatologic infection commonly known as athlete’s foot. In these Phase 2a clinical trials, VT-1161 has demonstrated strong evidence of clinical antifungal activity as well as a favorable safety profile. The fungal pathogens that cause AVVC are typically the same pathogens that cause RVVC, and the fungal pathogens that cause tinea pedis are typically the same pathogens that cause onychomycosis. We expect to begin Phase 2b clinical trials for VT-1161 in RVVC and onychomycosis in the second half of 2014. In Phase 1 clinical trials, VT-1161 demonstrated a favorable safety profile, good oral pharmacokinetics and a prolonged half-life. We believe that these attributes of VT-1161 may make the agent particularly useful in indications such as RVVC, in which recurrence rates with existing therapies are problematic.

Our second product candidate, VT-1129, is an oral agent that we are developing for cryptococcal meningitis, a life-threatening invasive fungal infection of the lining of the brain and spinal cord. VT-1129 has demonstrated in an animal model the ability to reduce to undetectable levels the pathogenic fungal organism that causes cryptococcal meningitis. We anticipate submitting an investigational new drug application, or IND, for VT-1129 to the U.S. Food and Drug Administration, or the FDA, during the first half of 2015 and we recently applied to the FDA for orphan drug designation. Our third program, VT-1598 and related analogues, is in preclinical development with a goal of developing an oral and intravenous therapy for the treatment of invasive fungal infections.

Fungal infections represent a significant medical problem, and include highly prevalent mucosal and dermatologic infections, as well as life-threatening invasive central nervous system and systemic infections. According to a market research study conducted in May 2014 by Campbell Alliance and commissioned by us, worldwide sales of branded antifungal drugs were approximately $3.5 billion in 2013. While multiple prescription and over-the-counter antifungal agents are available in the United States, we believe a significant opportunity exists to improve upon current treatments. With respect to safety and tolerability, current agents are limited by potential liver toxicity, drug-drug interactions, endocrine toxicity and pregnancy warnings. With respect to efficacy, current agents are limited by poor initial response rates and high relapse rates. In addition, there is increasing incidence of fungal strains that are resistant to currently available antifungal drugs and for which new antifungal treatments are required.

Our Current Pipeline

The focus of our three principal antifungal programs is a metalloenzyme known as fungal CYP51, a clinically validated target that is important in the synthesis of the fungal cell membrane and therefore critical to fungal proliferation and survival. Fungal CYP51 is the target of the triazole class of antifungal drugs, the most commercially successful class of antifungals. Utilizing our know-how and integrated scientific and drug development capabilities, we have established a pipeline of antifungal product candidates. Our pipeline includes one product candidate in clinical development for two highly prevalent fungal diseases as well as preclinical programs that we are developing to treat life-threatening invasive fungal diseases.

VT-1161

VT-1161 is a potent and selective, orally available inhibitor of fungal CYP51. In in vitro and in vivo studies, VT-1161 has demonstrated broad spectrum activity against Candida species, a broad family of fungi that resemble yeasts and frequently cause infections in humans. In in vitro and in vivo studies, VT-1161 has also demonstrated broad spectrum activity against dermatophytes, a broad family of fungi that frequently cause skin, nail and hair infections. Based on our research to date, we believe that VT-1161 is highly active against most species of Candida, the causative agent in RVVC, including Candida glabrata and fluconazole-resistant strains of Candida. Also, based on our research to date, we believe VT-1161 is highly active against Trichophyton rubrum and Trichophyton mentagrophytes, the two most common dermatophyte species that cause onychomycosis. As VT-1161 is highly selective for fungal

CYP51, we believe that it may avoid the side effects that limit the use of commonly prescribed antifungals, including fluconazole, itraconazole, posaconazole, terbinafine and voriconazole.

RVVC

RVVC is defined as the occurrence of four or more acute vulvovaginal infections within a 12-month period. The infection involves the vaginal mucosa as well as the surrounding areas. Although it is estimated that RVVC afflicts 5% to 8% of women of child-bearing age in the United States, there are currently no approved therapies to treat RVVC in the United States. We believe RVVC represents a significant market opportunity.

We are currently conducting a Phase 2a clinical trial of VT-1161 in patients with moderate to severe AVVC. Our intent in conducting this clinical trial is to establish proof of concept that VT-1161 is safe and clinically active in treating vaginal Candida infections, with overall cure rates generally comparable to those of fluconazole. We designed the Phase 2a clinical trial to enroll approximately 48 patients across three VT-1161 dose groups and an active comparator group that receives fluconazole, which is a standard of care for AVVC. We have completed treatment of patients in the low-dose VT-1161, mid-dose VT-1161 and high-dose VT-1161 groups and have analyzed data through the test-of-cure visit on Day 28. While this trial was not prospectively powered to demonstrate efficacy with statistical significance, the low-dose VT-1161, mid-dose VT-1161, high-dose VT-1161 and fluconazole groups demonstrated generally comparable clinical antifungal activity across the four cohorts. Effective therapeutic cure requires both effective clinical cure and mycologic cure, the latter of which, when used as a clinical trial endpoint, indicates a negative culture for fungi at the day specified. Effective therapeutic cure was achieved in 32 of the 40 patients in the VT-1161 groups in the intent to treat population, meaning patients that received one or more doses. Complete therapeutic cure, which requires both complete clinical cure and mycologic cure, was achieved in 29 of these 40 patients. Importantly, 38 of the 40 patients treated with VT-1161 achieved mycologic cure, defined as a negative fungal culture at Day 28. VT-1161 was well-tolerated with no serious adverse events reported and no discontinuations related to an adverse event. Since the fungal pathogens that cause AVVC are typically the same pathogens that cause RVVC, we believe that the results in our Phase 2a AVVC clinical trial will be indicative of the anticipated results of our planned Phase 2b RVVC clinical trial.

In the second half of 2014, we plan to initiate a randomized, double-blind, placebo-controlled, multi-arm Phase 2b clinical trial of VT-1161 in approximately 200 patients with RVVC with the goal of preventing acute episodes through week 48. We also plan to perform an interim analysis that will assess the prevention of acute episodes through week 24. We expect to obtain interim data from this Phase 2b clinical trial by the third quarter of 2015 and to have complete top line data by mid-2016.

Onychomycosis

Onychomycosis is a fungal infection that involves the nail matrix, the nail bed, the nail plate and, in some cases, the skin surrounding the nail plate. Global Data, a market research firm, projected onychomycosis to affect approximately 32 million individuals in the United States in 2012 and as many as 38 million by 2022. According to data provided by IMS Health, approximately 2.85 million prescriptions were written in 2013 for terbinafine, the most commonly used oral drug for this indication. The number of prescriptions written for terbinafine increased at a compound annual growth rate of 5% during the period from 2009 to 2013. The primary prescribing groups included family practice, podiatry, internal medicine and dermatology. We believe onychomycosis represents a significant market opportunity.

We are currently conducting a Phase 2a clinical trial of VT-1161 in patients with moderate to severe interdigital tinea pedis. Our intent in conducting this clinical trial is to establish proof of concept that

VT-1161 is safe and clinically active in treating human infections due to dermatophytes, which typically cause both tinea pedis and onychomycosis. We designed the tinea pedis Phase 2a clinical trial to enroll approximately 48 patients across three VT-1161 dose groups and a placebo group. We have completed treatment of patients in the low-dose VT-1161, mid-dose VT-1161 and high-dose VT-1161 groups and have analyzed data through the test-of-cure visit on Day 42. While this trial was not prospectively powered to demonstrate efficacy with statistical significance, the cure rates in the VT-1161 groups were numerically superior to the placebo group. In the intent to treat population, effective clinical cure was achieved in 26 of the 38 patients in the VT-1161 groups and mycologic cure was achieved in 20 of the 38 patients in the VT-1161 groups. Effective therapeutic cure, which requires both effective clinical cure and mycologic cure, was achieved in 17 of the 38 patients in the VT-1161 groups. While complete therapeutic cure, which requires complete clinical cure and mycologic cure, was achieved in only six of the 38 patients in the VT-1161 groups, it was not achieved in any of the 12 patients in the placebo group. Through the test-of-cure visit on Day 42, VT-1161 was found to be well tolerated with no serious adverse events reported. One patient in the high-dose VT-1161 group discontinued treatment due to a rash. Because the dermatophyte pathogens are typically the same in patients with tinea pedis as in patients with onychomycosis, we believe that the results in our Phase 2a tinea pedis trial will be indicative of likely antifungal activity in our planned Phase 2b onychomycosis clinical trial.

In the second half of 2014, we plan to initiate a randomized, double-blind, placebo-controlled, multi-arm Phase 2b clinical trial of VT-1161 in approximately 200 patients with onychomycosis with the goal of evaluating complete therapeutic cure of the target toenail at week 48. We also plan to perform an interim analysis that will assess the percentage of patients with at least 2 millimeters of clear nail growth at week 24. We expect to obtain interim data from this Phase 2b clinical trial by the third quarter of 2015, and to have complete top line data by mid-2016.

We have studied VT-1161 in a wide range of in vitro and in vivo pre-clinical models. In these studies, VT-1161 has consistently demonstrated substantial potency against many common species of Candida that cause mucosal, dermatologic and invasive infections in humans. These common Candida species include Candida albicans and Candida glabrata. VT-1161 has also demonstrated significant potency against more difficult to treat species such as Candida krusei, Candida parapsilosis, Candida guilliermondii and Candida lusitaniae. In the majority of these tests, the in vitro potency of VT-1161 against Candida species has been greater than that for fluconazole, itraconazole, voriconazole and posaconazole. In addition, in preclinical testing, VT-1161 has consistently demonstrated substantial potency against many common dermatophyte species, such as Trichophyton rubrum, which commonly cause onychomycosis.

VT-1129

VT-1129 has been shown in preclinical studies to be a potent and selective, orally available inhibitor of fungal CYP51. VT-1129 blocks the production of ergosterol, an essential component of the fungal cell membrane, which is critical to fungal proliferation and survival. Additionally, VT-1129 has demonstrated substantial potency against Cryptococcus species and high concentrations within the central nervous system in preclinical studies. As a result of these advantageous properties, we selected VT-1129 for further preclinical development targeting the treatment of cryptococcal meningitis, a life-threatening fungal infection of the lining of the brain and the spinal cord. This infection occurs most often in immunocompromised patients, including those with HIV, transplant recipients and oncology patients. A study published in February 2013 in the scientific journal PLOS ONE estimated that there are 3,400 hospitalizations associated with cryptococcal meningitis annually in the United States. Due to the relatively small number of cryptococcal meningitis cases in the United States and Europe each year, we believe that VT-1129 may be eligible for orphan drug designation by the FDA and the European Medicines Agency, or the EMA, and we recently applied to the FDA for orphan designation. In 2011, VT-1129 was selected to receive funding under the Therapeutics for Rare and Neglected Diseases program, or TRND, at the National Institutes of Health, or NIH.

We have studied VT-1129 in multiple in vitro and in vivo preclinical models. In in vitro studies, VT-1129 was significantly more potent against both Cryptococcus neoformans and Cryptococcus gattii isolates than fluconazole, which is commonly used for maintenance therapy in the United States and as primary therapy in the developing world for the treatment of cryptococcal meningitis. VT-1129 was also studied in a mouse model of cryptococcal meningitis, in which mice were infected intracranially with Cryptococcus neoformans and oral treatment was initiated 24 hours later with either vehicle, VT-1129 or fluconazole. In this model, 90% of mice in the low-dose VT-1129 group survived and 100% of mice in the high dose VT-1129 group survived through Day 30, as compared to 40% of the mice in the low dose fluconazole group and 60% of the mice in the high-dose fluconazole group. Importantly, at the end of the study there was no detectable fungus in the brain of VT-1129 treated animals. We are not aware of any other agent that has demonstrated in an animal model the ability to reduce to undetectable levels the pathogenic fungal organism that causes cryptococcal meningitis.

We are currently conducting IND-enabling studies of VT-1129 in collaboration with the TRND program at the NIH. The NIH is currently providing funding for these studies. Following this offering, we intend to conduct the additional studies necessary for the submission of an IND in the United States without further assistance from TRND in order to accelerate the development process. If these studies are successful, we expect to submit an IND for VT-1129 to the FDA during the first half of 2015 and to commence Phase 1 clinical trials in healthy volunteers shortly thereafter.

VT-1598 and Analogues

VT-1598 and related analogues have been shown in preclinical studies to be highly potent inhibitors of fungal CYP51 with a very broad spectrum of activity in vitro, covering Candida species, Aspergillus species and several other less common mold species. VT-1598 and its analogues are in preclinical development with a goal to identify the optimal candidate to advance in development as an oral and intravenous therapy for treatment of invasive fungal infections. Invasive fungal infections are often life-threatening infections, which can involve the bloodstream, lungs, kidneys, spleen and other internal organs as well as the central nervous system. VT-1598 is orally available, and we are also developing a pro-drug formulation for intravenous administration. We are currently comparing the pharmacology profile and development attributes of VT-1598 to a number of related analogues to identify the best compound to advance in development.

Our Technology Platform

We have conceived and integrated a set of proprietary core chemistry technologies for the discovery and optimization of product candidates that act as inhibitors of metalloenzymes. We have a Metallophile database, which consists of over 200 metal-binding groups. We refer to this database of metal-binding groups and our knowledge of their activities as our Metallophile Technology. We apply our Metallophile Technology to identify small molecule inhibitors of metalloenzymes, which are proteins that catalyze a wide range of biochemical reactions. Metalloenzymes are distinguished from other enzymes in that they contain a metallic atom, such as iron, zinc, or copper, at the core of their active site. The metal in these enzymes has frequently been a target for pharmaceutical intervention, and many marketed drugs act by inhibiting metalloenzymes. We improve on these existing therapies by designing inhibitors of metalloenzymes that contain alternative metal-binding groups that enable a high degree of selectivity for the desired metalloenzyme target, while also maintaining a high degree of potency.

We are using our Metallophile Technology to design antifungal compounds that we believe will be highly differentiated from existing agents and address their shortcomings. The focus of our three principal antifungal programs is a metalloenzyme known as fungal CYP51, a clinically validated target that is important in the synthesis of the fungal cell membrane and therefore critical to fungal proliferation and survival. Our Metallophile Technology is also potentially applicable to other metalloenzyme targets for the treatment of fungal, bacterial and viral infections.

Our Strategy

Our goal is to become a leader in the discovery, development and commercialization of novel antifungal agents. We plan to continue to focus our efforts on infectious diseases with significant unmet medical need and commercial potential. The key elements of our strategy are to:

•	Develop and commercialize VT-1161 for the treatment of RVVC and onychomycosis;

•	Advance additional product candidates, including VT-1129 and VT-1598 and its analogues, into clinical development;

•	Strengthen and expand our core metalloenzyme drug discovery and development capabilities, including the identification of new product candidates using our Metallophile Technology; and

•	Establish specialized sales and marketing capabilities.

Risks Associated With Our Business

Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in the “Risk Factors” section of this prospectus immediately following this prospectus summary. These risks include the following:

•

We are early in our development efforts and have only one product candidate in Phase 2a clinical trials. All of our other product candidates are still in preclinical development. If we are unable to commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

•

If clinical trials of VT-1161 and our future product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA or comparable non-U.S. regulatory authorities or are not otherwise successful, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of VT-1161 and our future product candidates.

•

We will need substantial additional funding to complete the development, and, subject to receiving marketing approval, the commercialization, of VT-1161 for RVVC and onychomycosis, which may not be available on acceptable terms, or at all. If we are unable to raise capital when needed, we may be forced to delay, reduce, terminate or eliminate product development or commercialization programs, including for VT-1161 and our other product candidates.

•

Clinical drug development involves uncertain outcomes, and results of earlier studies and clinical trials may not be predictive of future clinical trial results. In particular, our Phase 2a clinical trials of VT-1161 are not powered to demonstrate efficacy with statistical significance, and our planned Phase 2b clinical trials of VT-1161 have different trial designs and are for different disease indications than our ongoing Phase 2a clinical trials of this product candidate. The results of our planned Phase 2b clinical trials may vary significantly from the results of our Phase 2a clinical trials of VT-1161.

•

The regulatory approval process is expensive, time-consuming and uncertain. If we are unable to obtain, or experience significant delays in obtaining, regulatory approval of our product candidates, our ability to generate revenue will be materially impaired.

•	Our limited operating history may make it difficult to evaluate the success of our business to date and to assess our future viability.

•

Even if VT-1161 or any of our other product candidates receives regulatory approval, it may fail to achieve the degree of market acceptance by physicians, patients, third party payors and others in the medical community necessary for commercial success, and the market opportunity for the product candidate may be smaller than we expect. Additionally, many of the existing products available to treat the diseases for which we are developing our product candidates are available on a generic basis and are offered and sold at low prices.

•

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to sell and market our product candidates, we may not be successful in commercializing VT-1161 or any of our future product candidates if they are approved.

•

We have a limited operating history, have incurred significant operating losses since our inception, including an accumulated deficit of $92.1 million as of March 31, 2014, and anticipate that we will continue to incur losses for the foreseeable future.

Corporate Reorganization

We are currently a Delaware limited liability company named Viamet Pharmaceuticals Holdings, LLC, or Viamet Holdings. Prior to December 2011, we operated as Viamet Pharmaceuticals, Inc., or VPI, a Delaware corporation that was incorporated in December 2004 as a research and development company initially focused on the development of compounds for the treatment of fungal diseases and, later, prostate cancer. In December 2011, Viamet Holdings was formed and made the parent of VPI through the exchange of VPI’s capital stock for membership interests in Viamet Holdings. Since December 2011, we have operated two main businesses, the prostate business, which is operated through VPI and primarily focuses its research and development on discovery and development of a product candidate to treat patients with prostate cancer, and the human antifungal business, which is primarily operated through our remaining subsidiaries. See “Certain Relationships and Related Party Transactions—Formation of Viamet Holdings” for a description of the transactions through which Viamet Holdings became the parent of VPI.

In connection with this offering, Viamet Holdings will form a wholly owned limited liability company subsidiary and contribute the stock of VPI to it. We refer to VPI and this parent limited liability company that will be created for it collectively as Legacy VPI. Prior to conducting this offering, we will spin off the prostate business, along with two collaboration programs not associated with the human antifungal business, in the form of a distribution of Legacy VPI to our existing equity holders. Prior to the distribution of Legacy VPI, the Viamet Pharmaceuticals, Inc. name and certain assets related to the antifungal business held by Legacy VPI will be transferred to one or more of the subsidiaries of Viamet Holdings engaged in the antifungal business. Additionally, we expect that 11 of the existing 14 Legacy VPI employees will become our only full-time employees. Thereafter and immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Viamet Holdings will be converted into a Delaware corporation and renamed Viamet Pharmaceuticals, Inc. In connection with this conversion, holders of common shares of Viamet Holdings will receive shares of our common stock for the common shares of Viamet Holdings held immediately prior to the conversion, and holders of each series of preferred shares of Viamet Holdings will receive shares of a substantially equivalent series of preferred stock for the preferred shares of Viamet Holdings held immediately prior to the conversion. Additionally, as part of this corporate reorganization, warrants to purchase series C1 preferred shares will be automatically net exercised, and the series C1 preferred shares of Viamet Holdings issued upon such exercise will be converted into shares of our series C1 preferred stock.

Following the conversion, we will consummate the initial public offering of our common stock. Upon the closing of our initial public offering, all of the shares of preferred stock issued to our members in the conversion will convert into shares of our common stock. We refer to the asset transfer, the Legacy VPI distribution, our conversion to a Delaware corporation and the associated recapitalization collectively as the Reorganization.

The following diagrams illustrate our ownership and organizational structure, before and after giving effect to the Reorganization and this offering:

Before Reorganization

After Reorganization and the Offering

In connection with the Reorganization, we and Legacy VPI expect to enter into certain agreements governing the separation of the antifungal business and the prostate business, including a separation and distribution agreement, license agreements, a transition services agreement and an employee matters agreement. See “Certain Relationships and Transactions with Related Persons” for further information on these agreements.

Unless otherwise indicated, or the context otherwise requires, all information in this prospectus is presented giving effect to the Reorganization.

Corporate Information

Our principal executive offices are located at 4505 Emperor Blvd., Suite 300, Durham, NC 27703, and our telephone number is (919) 467-8539. Our website address is www.viamet.com. The information contained on, or that can be accessed through, our website is not a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and we may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure and other requirements that are applicable to other public companies that are not emerging growth companies. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock. We may take advantage of the exemptions provided by the JOBS Act for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenue, we have more than $700 million in market value of our stock held by non-affiliates or we issue more than $1 billion of non-convertible debt over a three year period.

THE OFFERING

Common stock offered by us	shares

Common stock to be outstanding after this offering	shares

Underwriters’ over-allotment option	The underwriters have an option for a period of 30 days to purchase up to shares of our common stock.

Use of proceeds	We intend to use the net proceeds of this offering to fund our ongoing clinical development of VT-1161, our research and development efforts to advance our pipeline of additional product candidates and for working capital and other general corporate purposes. See “Use of Proceeds” on page 55 for a description of the intended use of proceeds from this offering.

Risk factors	See “Risk Factors” beginning on page 15 and other information included in this prospectus for a discussion of factors that you should consider carefully before deciding to invest in our common stock.

Proposed NASDAQ Global Market symbol	VIAM

The number of shares of our common stock to be outstanding after this offering is based on                      shares of our common stock outstanding as of March 31, 2014, and gives effect to the conversion of all outstanding shares of our preferred stock into              shares of common stock that will become effective upon the closing of this offering.

The number of shares of our common stock to be outstanding after this offering excludes              shares of our common stock available for future issuance under our 2014 Incentive Plan as of March 31, 2014.

Except as otherwise noted, all information in this prospectus:

•	assumes that the Reorganization has occurred;

•	assumes no exercise by the underwriters of their over-allotment option to purchase up to additional shares of common stock from us;

•	gives effect to the automatic conversion of all outstanding shares of our preferred stock into shares of our common stock upon the closing of this offering;

•	gives effect to the conversion of all outstanding profits interests into shares of our common stock in connection with the corporate conversion, which is a part of the Reorganization;

•

gives effect to the exercise of outstanding series C1 warrants into an aggregate of              series C1 preferred shares that will, in turn, convert into our common stock in connection with the corporate conversion, which is a part of the Reorganization, and the closing of this offering; and

•	gives effect to the restatement of our certificate of incorporation and adoption of our amended and restated bylaws upon the closing of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following financial data should be read in conjunction with our audited and unaudited consolidated financial statements and the related notes, and our unaudited pro forma condensed consolidated financial statements and the related notes, included elsewhere in this prospectus.

The following table summarizes our consolidated financial data. We have derived the following summary of our consolidated statements of operations data for the years ended December 31, 2012 and 2013 from our audited consolidated financial statements appearing elsewhere in this prospectus. The consolidated statements of operations data for the three months ended March 31, 2013 and 2014 and the balance sheet data as of March 31, 2014 have been derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present our financial position as of March 31, 2014 and results of operations for the three months ended March 31, 2013 and 2014. Our historical results are not necessarily indicative of the results that may be expected in the future and the results for the three months ended March 31, 2014 are not necessarily indicative of the results that may be expected for the full fiscal year.

Our unaudited pro forma condensed consolidated financial statements have been prepared to reflect adjustments to our historical financial statements, that are (1) directly attributable to the transactions described below; (2) factually supportable; and (3) with respect to the unaudited pro forma condensed consolidated statements of comprehensive loss, expected to have a continuing impact on our results. The unaudited pro forma condensed consolidated financial statements do not include non-recurring items, including offering related legal and advisory fees. The unaudited pro forma condensed consolidated financial information reflects the impact of:

Reorganization and Separation of the Prostate Business

•	the contribution by Legacy VPI to us of certain assets that are used in the antifungal business;

•

the distribution to Viamet Holdings’ shareholders of Legacy VPI, which at the time of distribution, will contain all of the assets and liabilities directly attributable to the prostate business and associated with the collaboration agreements remaining with Legacy VPI;

•	certain transactions contemplated by agreements between us and Legacy VPI described in “Certain Relationships and Transactions with Related Persons;” and

•

the issuance of              series C1 preferred shares upon the exercise of our Viamet Holdings series C1 warrants, which, pursuant to the terms of the LLC Agreement (as defined below), as amended in connection with the Reorganization, will occur automatically.

Conversion of Viamet Holdings to Viamet Pharmaceuticals, Inc.

•

the issuance of              shares of our common stock to holders of Viamet Holdings common shares in conjunction with our conversion to a Delaware corporation based on an exchange ratio of             share of Viamet Pharmaceuticals, Inc. for each common share of Viamet Holdings;

•

the issuance of              shares of our preferred stock to holders of Viamet Holdings preferred shares in conjunction with our conversion to a Delaware corporation based on an exchange ratio of             share of the corresponding class of Viamet Pharmaceuticals, Inc. preferred stock for each Viamet Holdings preferred share;

•

the issuance of              shares of our common stock to holders of Viamet Holdings profits interest shares in conjunction with our conversion to a Delaware corporation pursuant to the terms of such profits interest shares (including the applicable threshold valuation) and our plan of conversion; and

•	the automatic conversion of preferred stock to common stock upon the closing of this offering.

Collectively, the transactions underlying these adjustments are referred to as the Transactions.

The unaudited pro forma condensed consolidated statements of comprehensive loss give effect to the Transactions as though the Transactions had occurred as of January 1, 2012. The unaudited pro forma condensed consolidated balance sheet gives effect to the Transactions as though the Transactions had occurred as of March 31, 2014.

The unaudited pro forma condensed consolidated financial statements are for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had we operated as a standalone public company during the periods presented or if the Transactions had actually occurred as of the dates indicated. The unaudited pro forma condensed consolidated financial statements should not be considered indicative of our future results of operations or financial position as a standalone public company.

The summary of our consolidated financial data set forth below should be read together with our consolidated financial statements and the related notes to those statements, as well as “Selected Consolidated Financial Data,” “Unaudited Pro Forma Condensed Consolidated Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Certain Relationships and Transactions with Related Persons,” appearing elsewhere in this prospectus.

	Historical				Pro Forma
	Viamet Holdings				Viamet Pharmaceuticals, Inc.
	Year Ended December 31,		Three Months Ended March 31,		Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014	2012	2013	2014
			(unaudited)		(unaudited)
	(in thousands, except share per share data)
Consolidated Statement of Operations Data:
Revenue	$3,484	$2,873	$890	$365	$881	$1,077	$227
Operating expenses:
Research and development	8,760	10,789	2,379	3,808	3,702	5,598	2,134
General and administrative	2,650	2,872	626	1,265	2,615	2,884	1,253

Total expense	11,410	13,661	3,005	5,073	6,317	8,482	3,387

Operating loss	(7,926)	(10,788)	(2,115)	(4,708)	(5,436)	(7,405)	(3,160)
Change in fair value of financial instruments	(62)	(387)	(31)	(2,574)	(73)	(431)	(565)
Interest income	3	—	—	—	3	—	—

Net loss	$(7,985)	$(11,175)	$(2,146)	$(7,282)	$(5,506)	$(7,836)	$(3,725)
Accretion and deemed dividends:
Preferred shares	(5,328)	(7,516)	(631)	(19,714)	—	—	—

Net loss attributable to common shareholders:
Basic and diluted	$(13,313)	$(18,691)	$(2,777)	$(26,996)	$(5,506)	$(7,836)	$(3,725)
Net loss per share attributable to common shareholders:
Basic and diluted	$(12.10)	$(16.99)	$(2.52)	$(24.54)	—	—	—

Weighted average common shares outstanding:
Basic and diluted	1,100,000	1,100,000	1,100,000	1,100,000	—	—	—

Pro forma net loss per share attributable to common shareholders (unaudited):
Basic and diluted

Pro forma weighted average shares used to compute net loss per share attributable to common shareholders (unaudited):
Basic and diluted

	As of December 31,		As of March 31, 2014
	2012	2013	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,042	$1,435	$7,383
Furniture, fixtures and equipment, net	314	221	201
Working (deficit) capital	(2,366)	92	(943)
Total assets	2,068	2,715	9,071
Warrant liability	220	1,017	4,761
Members’ deficit and stockholders’ deficit	(46,592)	(65,109)	(92,061)

(1)

The pro forma balance sheet data give effect to the completion of the Reorganization, including the net exercise of warrants to purchase preferred shares, and the conversion of preferred stock and profits interest shares due to the conversion of Viamet Holdings to Viamet Pharmaceuticals, Inc.

(2)

The pro forma as adjusted balance sheet data give effect to our issuance and sale of shares of common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working (deficit) capital, total assets and stockholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working (deficit) capital, total assets and and stockholders’ equity by $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below or additional risks and uncertainties not presently known to us or that we currently deem immaterial could materially and adversely harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline and you may lose all or part of your investment.

Risks Related to our Financial Position and Need for Additional Capital

We have incurred significant losses since our inception. We expect to incur losses over the next several years and may never achieve or maintain profitability.

We have incurred significant operating losses in every year since inception and expect to incur net operating losses for the foreseeable future. Our net loss was $11.2 million for the year ended December 31, 2013, $8.0 million for the year ended December 31, 2012 and $7.3 million for the three months ended March 31, 2014. As of March 31, 2014, we had an accumulated deficit of $92.1 million. We do not know whether or when we will become profitable. To date, we have not generated any revenues from product sales and have financed our antifungal operations primarily through private placements of our preferred stock and, to a lesser extent, through funding from the National Institutes of Health, or the NIH, and the U.S. Internal Revenue Service, or the IRS. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and, beginning in 2011, clinical trials. We are still in the early stages of development of our product candidates, and we have not completed development of any product candidate. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our members’ deficit and working capital. We anticipate that our expenses will increase substantially if and as we:

•

continue our Phase 2a clinical trials of VT-1161, our lead candidate, for treatment of patients with acute vulvovaginal candidiasis, or AVVC, commonly known as a vaginal yeast infection, and patients with interdigital tinea pedis, also known as athlete’s foot;

•	initiate our Phase 2b clinical trials of VT-1161 in patients with recurrent vulvovaginal candidiasis, or RVVC, and patients with onychomycosis, a fungal infection of the nail;

•	initiate and continue the research and development of our other product candidates and potential product candidates, including VT-1129 and VT-1598 and its analogues;

•	seek to discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure in the future to commercialize any products for which we may obtain regulatory approval;

•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, quality control and scientific personnel; and

•

add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts and personnel and infrastructure necessary to help us comply with our obligations as a public company.

Our ability to become and remain profitable depends on our ability to generate revenue. We do not expect to generate significant revenue unless and until we are able to obtain marketing approval for, and successfully commercialize, one or more of our product candidates. This will require us to be successful in a range of challenging activities, including completing preclinical testing and clinical trials of our product candidates, discovering additional product candidates, obtaining regulatory approval for these product candidates, manufacturing, marketing and selling any products for which we may obtain regulatory approval, satisfying any post-marketing requirements and obtaining reimbursement for our products from private insurance or government payors. We are only in the preliminary stages of most of these activities and have not yet commenced other of these activities. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve profitability. If we are required by the U.S. Food and Drug Administration, or the FDA, or comparable non-U.S. regulatory authorities to perform studies in addition to those currently expected, or if there are any delays in completing our clinical trials or the development of any of our product candidates, our expenses could increase.

Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would decrease the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts, diversify our pipeline of product candidates or even continue our operations. A decline in the value of our company could also cause you to lose all or part of your investment.

In addition, the report of our independent registered public accounting firm with respect to our consolidated financial statements appearing elsewhere in this prospectus contains an explanatory paragraph stating that our recurring losses from operations and our net capital deficiency raise substantial doubt about our ability to continue as a going concern. The inclusion of a going concern explanatory paragraph in the report of our independent registered public accounting firm may make it more difficult for us to secure additional financing or enter into strategic relationships on terms acceptable to us, if at all, and may materially and adversely affect the terms of any financing that we might obtain. If we are unable to obtain sufficient capital in this offering, our business, financial condition and results of operations will be materially and adversely affected and we will need to obtain alternative financing or significantly modify our operational plans to continue as a going concern. Further, even if we successfully complete and receive the net proceeds from this offering, given our planned expenditures for the next several years, including expenditures in connection with our clinical trials of VT-1161, our independent registered public accounting firm may conclude, in connection with the preparation of our financial statements for fiscal year 2014 or any other subsequent period, that there is substantial doubt regarding our ability to continue as a going concern.

We will need substantial additional funding. If we are unable to raise capital when needed, we could be forced to delay, reduce or eliminate our product development programs or commercialization efforts.

We expect our expenses to increase in connection with our ongoing activities, particularly as we continue the Phase 2a clinical trials of VT-1161, initiate Phase 2b clinical trials of VT-1161, advance VT-1129 and VT-1598 and its analogues into clinical development, continue research and development, initiate clinical trials and, if development succeeds, seek regulatory approval of our product candidates. Our expenses could further increase if we initiate new research and preclinical development efforts for other product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we expect to incur significant commercialization expenses related to product manufacturing, marketing, sales and distribution. Furthermore, upon the closing of this offering, we expect to incur significant additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization efforts.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents of $7.4 million as of March 31, 2014, will enable us to fund our operating expenses and capital expenditure requirements for at least the next      months. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Changing circumstances could cause us to consume capital significantly faster than we currently anticipate, and we may need to spend more money than currently expected because of circumstances beyond our control. Our future capital requirements, both short-term and long-term, will depend on many factors, including:

•	the progress, timing, costs and results of our ongoing Phase 2a clinical trials of VT-1161 and our planned Phase 2b clinical trials of VT-1161;

•

the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, other product candidates, including VT-1129 and VT-1598 and its analogues, and any future product candidates;

•	our ability to enter into and the terms and timing of any collaborations, licensing or other arrangements that we may establish;

•	the number and development requirements of other product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of our product candidates by the FDA and comparable non-U.S. regulatory authorities;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the extent to which we acquire or in-license other products and technologies;

•	the costs of operating as a public company; and

•	the effect of competing technological and market developments.

Identifying potential product candidates and conducting preclinical testing and clinical trials is a time-consuming, expensive and uncertain process that takes years to complete, and we may never generate the necessary data or results required to obtain regulatory approval and achieve product sales. In addition, our product candidates, if approved, may not achieve commercial success. Our commercial revenues, if any, will be derived from sales of products that we do not expect to be commercially available for many years, if at all. Accordingly, we will need to continue to rely on additional financing to achieve our business objectives. Adequate additional financing may not be available to us on acceptable terms, or at all. In addition, we may seek additional capital due to favorable market conditions or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

Raising additional capital may cause dilution to our stockholders, including purchasers of our common stock in this offering, restrict our operations or require us to relinquish rights to our technologies or product candidates.

Until such time, if ever, as we can generate product revenues sufficient to achieve profitability, we expect to finance our cash needs through a combination of public or private equity offerings, debt financings, government or other third party funding, collaborations and licensing arrangements. We do not have any committed external source of funds other than limited grant funding from the NIH and from the Defense Medical Research and Development Program of the U.S. Department of Defense. To the extent that we raise additional capital through the sale of common stock, convertible securities or other equity securities, your ownership interest may be materially diluted, and the terms of these securities may include liquidation or other preferences and anti-dilution protections that could adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, would result in increased fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends, that could adversely impact our ability to conduct our business. Securing additional financing could require a substantial amount of time and attention from our management and may divert a disproportionate amount of their attention away from day-to-day activities, which may adversely affect our management’s ability to oversee the development of our product candidates.

If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We commenced active operations in 2005, and our operations to date have been limited to organizing and staffing the company, business planning, raising capital, developing our technology, identifying potential product candidates, undertaking preclinical studies and, beginning in 2011, conducting clinical trials. All but one of our product candidates are still in preclinical development. We have not yet demonstrated our ability to successfully obtain regulatory approvals, manufacture a commercial scale product, or arrange for a third party to do so on our behalf, or conduct sales and marketing activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history.

In addition, as a young business, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We will need to transition from a company with a research and development focus to a company capable of supporting commercial activities. We may not be successful in such a transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter-to-quarter and year-to-year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Risks Related to the Discovery and Development of our Product Candidates

Our research and development of product candidates is focused on the identification of small molecule inhibitors of metalloenzymes for the treatment of human fungal infections. Our approach is unproven and we do not know whether we will be successful in our efforts to use our product platform to build a pipeline of product candidates or if we will be able to develop any products of commercial value.

Our scientific approach focuses on using our proprietary technology to identify small molecule inhibitors of metalloenzymes for the treatment of human fungal infections. Any product candidates that we develop may not effectively inhibit the targeted metalloenzyme or any metalloenzyme, and we may not be successful in using our product platform, called Metallophile® Technology, to build a pipeline of small molecule inhibitors of metalloenzyme targets and progress these product candidates through clinical development for the treatment of any medical conditions.

Even if we are successful in continuing to build our pipeline, we may not be able to develop product candidates that are safe and effective metalloenzyme inhibitors. Our research programs may initially show promise in creating potential product candidates, yet fail to yield viable product candidates for clinical development for a number of reasons, including as a result of being shown to have harmful side effects or other characteristics that indicate that they are unlikely to be products that will receive marketing approval and achieve market acceptance. Our research programs to identify new product candidates will require substantial technical, financial and human resources. In addition, we may focus our efforts and resources on one or more potential product candidates that ultimately prove to be unsuccessful. If we are unable to identify suitable additional compounds for preclinical and clinical development, our ability to develop product candidates and obtain product revenues in future periods could be compromised, which could result in significant harm to our financial position and adversely impact our stock price.

We are early in our development efforts and have only one product candidate in Phase 2a clinical trials. All of our other product candidates are still in preclinical development. If we are unable to commercialize our product candidates, or experience significant delays in doing so, our business will be materially harmed.

We are early in our development efforts and have only one product candidate in Phase 2a clinical trials. All of our other product candidates are still in preclinical development. We have invested substantially all of our efforts and financial resources in the identification and preclinical development of metalloenzyme inhibitors. Our ability to generate product revenues, which we do not expect will occur for many years, if ever, will depend heavily on the successful development and eventual commercialization of our product candidates and the viability of metalloenzyme inhibitors as a source of additional product candidates. The success of our product candidates will depend on several factors, including the following:

•	completion of successful preclinical studies and clinical trials;

•	submitting investigational new drug applications, or INDs, to the FDA and being allowed to initiate clinical trials of product candidates in addition to VT-1161;

•	applying for and receiving marketing approvals from applicable regulatory authorities for our product candidates;

•	the extent of any required post-marketing approval commitments to applicable regulatory authorities;

•	obtaining and maintaining patent and trade secret protection and regulatory exclusivity for our product candidates;

•	establishment of supply arrangements with third party raw materials suppliers and manufacturers;

•	making arrangements with third party manufacturers for, or establishing, commercial manufacturing capabilities;

•	launching commercial sales of the products, if and when approved, whether alone or in collaboration with others;

•	obtaining approval of labeling without unacceptable restrictions;

•	acceptance of the products, if and when approved, by patients, the medical community and third party payors;

•	effectively competing with other therapies;

•	obtaining and maintaining healthcare coverage and adequate reimbursement;

•	protecting our rights in our intellectual property portfolio; and

•	maintaining a continued acceptable safety profile of the products following approval.

If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully commercialize our product candidates, which would materially harm our business.

Additionally, certain invasive fungal infection treatment regimens typically involve initial treatments as an intravenous infusion, with a step down to an oral formulation of the same or a similar medication to complete the course of treatment. For example, we currently have in preclinical development an oral form of VT-1598, and we are also developing a pro-drug formulation for intravenous administration. If we are unable to successfully develop and achieve regulatory approval for an intravenous formulation of the product candidates we develop for the treatment of certain invasive fungal infections, or are delayed in developing and obtaining regulatory approval for our intravenous formulation of any of these product candidates, the commercial success of these products could be adversely affected.

Clinical drug development involves a lengthy and expensive process, with an uncertain outcome. We may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of our product candidates.

One of our product candidates is in clinical development and all of our other product candidates are in preclinical development. The risk of failure of all of our product candidates is high. It is impossible to predict when, or if, any of our product candidates will prove effective or safe in humans or will receive regulatory approval. Before obtaining marketing approval from regulatory authorities for the sale of any product candidate, we must complete preclinical development and conduct extensive clinical trials to demonstrate the safety and efficacy of our product candidates in humans. Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to outcome.

The clinical development of our product candidates is susceptible to the risk of failure inherent at any stage of drug development, including failure to demonstrate efficacy in a clinical trial or across a broad population of patients, the occurrence of serious or medically or commercially unacceptable adverse events, failure to comply with protocols or applicable regulatory requirements and determination by the FDA or any comparable non-U.S. regulatory authority that a drug product is not approvable. It is possible that even if one or more of our product candidates has a beneficial effect, that effect will not be detected during clinical evaluation as a result of one or more of a variety of factors, including the size, duration, design, measurements, conduct or analysis of our clinical trials. Conversely, as a result of the same factors, our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any. Similarly, in our clinical trials we may fail to detect toxicity of or intolerability caused by our product candidates, or mistakenly believe that our product candidates are toxic or not well tolerated when that is not in fact the case.

The outcome of preclinical testing and early clinical trials may not be predictive of the success of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Our ongoing clinical trials, including both of our Phase 2a clinical trials of VT-1161 were conducted with small patient populations and were not powered to determine efficacy with statistical significance, making it difficult to predict whether the favorable results that we observed in such studies will be repeated in larger and more advanced clinical trials and in our target indications. Additionally, both of our ongoing Phase 2a clinical trials of VT-1161 were for a shorter period of dosing and different indications than our planned Phase 2b clinical trials of this product candidate.

In some instances, there can be significant variability in safety or efficacy results between different clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. For example, the Phase 2b clinical trials of VT-1161 that we expect to initiate have different trial designs and are for different disease indications than our ongoing Phase 2a clinical trials of VT-1161. As a result, if we initiate these planned Phase 2b clinical trials, the results may vary significantly from the results of our Phase 2a clinical trials of VT-1161. Any Phase 2, Phase 3 or other clinical trials that we may conduct may not demonstrate the efficacy and safety necessary to obtain regulatory approval to market our product candidates.

The design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced or completed. We have limited experience in designing clinical trials and may be unable to design and execute a clinical trial to support marketing approval. Our beliefs that results of our Phase 2a clinical trial of VT-1161 for AVVC may be indicative of results in our planned Phase 2b clinical trial for RVVC and that results of our Phase 2a clinical trial of VT-1161 for interdigital tinea pedis may be indicative of results in our planned Phase 2b clinical trial for onychomycosis may not be correct. Moreover, preclinical and clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials have nonetheless failed to obtain marketing approval of their products. Even if we believe that the results of clinical trials for our product candidates warrant marketing approval, the FDA or comparable non-U.S. regulatory authorities may disagree and may not grant marketing approval of our product candidates. We expect that the primary efficacy endpoint in our onychomycosis Phase 2b clinical trial and, if it is successful, in our pivotal Phase 3 clinical trials for this indication will be complete therapeutic cure. This may be an exacting clinical endpoint to satisfy.

If we experience any of a number of possible unforeseen events in connection with clinical trials of our product candidates, potential marketing approval or commercialization of our product candidates could be delayed or prevented.

We may experience numerous unforeseen events during, or as a result of, clinical trials that could delay or prevent our ability to receive marketing approval or commercialize our product candidates, including:

•	regulators or institutional review boards may not authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	we may experience delays in reaching, or fail to reach, agreement on acceptable clinical trial agreements or clinical trial protocols with prospective investigators or trial sites;

•

patients that enroll in a clinical trial may misrepresent their eligibility to do so or may otherwise not comply with the clinical trial protocol, resulting in the need to drop the patients from the clinical trial, increase the needed enrollment size for the clinical trial or extend the clinical trial’s duration;

•

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate or participants may drop out of these clinical trials at a higher rate than we anticipate;

•

clinical trials of our product candidates may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;

•	our third party contractors may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•

regulators or institutional review boards may require that we or our investigators suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements or a finding that the participants are being exposed to unacceptable health risks;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

•	the FDA or comparable non-U.S. regulatory authorities may disagree with our clinical trial design or our interpretation of data from preclinical studies and clinical trials;

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the FDA or comparable non-U.S. regulatory authorities may fail to approve or subsequently find fault with the manufacturing processes or facilities of third party manufacturers with which we enter into agreements for clinical and commercial supplies;

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the approval policies or regulations of the FDA or comparable non-U.S. regulatory authorities may significantly change in a manner rendering our clinical data insufficient to obtain regulatory approval;

•	the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate; and

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our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate the trials.

If clinical trials of our product candidates fail to demonstrate safety and efficacy to the satisfaction of the FDA and comparable non-U.S. regulators, we may incur additional costs or experience delays in completing, or ultimately be unable to complete, the development and commercialization of these product candidates.

We are not permitted to commercialize, market, promote or sell any product candidate in the United States without obtaining marketing approval from the FDA. Comparable non-U.S. regulatory authorities, such as the European Medicines Agency, or EMA, impose similar restrictions. We may never receive such approvals. We must complete extensive preclinical development and clinical trials to demonstrate the safety and efficacy of our product candidates in humans before we will be able to obtain these approvals.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is inherently uncertain as to outcome. We have not previously completed late stage clinical trials or submitted a new drug application, or an NDA, to the FDA or similar drug approval filings to comparable non-U.S. regulatory authorities for any of our product candidates.

Any inability to successfully complete preclinical and clinical development could result in additional costs to us and impair our ability to generate revenues from product sales, and, if we enter into any collaboration arrangements, regulatory and commercialization milestones and royalties. In addition, if we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to initiate or successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not favorable or are only modestly favorable or if there are safety concerns, we may:

•	be delayed in obtaining or unable to obtain marketing approval for our product candidates;

•	obtain approval for indications or patient populations that are not as broad as intended or desired;

•	obtain approval with labeling that includes significant use or distribution restrictions or safety warnings;

•	be subject to additional post-marketing testing requirements; or

•	be required to remove the product from the market after obtaining marketing approval.

Our product development costs will also increase if we experience delays in testing or marketing approvals. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates or allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates and may harm our business and results of operations. In addition, many of the factors that cause, or lead to, clinical trial delays may ultimately lead to the denial of regulatory approval of any of our product candidates.

If we experience delays or difficulties in the enrollment of patients in clinical trials, we may not achieve our clinical development on our anticipated timeline, or at all, and our receipt of necessary regulatory approvals could be delayed or prevented.

We may not be able to initiate or continue clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials as required by the FDA or comparable non-U.S. regulatory authorities. In addition, some of our competitors currently have ongoing clinical trials, and in the future may have clinical trials, for product candidates that treat the same indications as our product candidates, and patients who would otherwise be eligible for our clinical trials may instead enroll in clinical trials of our competitors’ product candidates. Patient enrollment is affected by other factors including:

•	the size and nature of the patient population;

•	the severity of the disease under investigation;

•	the eligibility criteria for the study in question;

•	the perceived risks and benefits of the product candidate under study in relation to other available therapies, including any new drugs that may be approved for the indications we are investigating;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the proximity of patients to clinical sites;

•	the ability to monitor patients adequately during and after treatment;

•	the proximity and availability of clinical trial sites for prospective patients; and

•	the conduct of clinical trials by competitors for product candidates that treat the same indications as our product candidates.

Our inability to enroll a sufficient number of patients for our clinical trials would result in significant delays and could require us to abandon one or more clinical trials altogether and could delay or prevent our receipt of necessary regulatory approvals. Enrollment delays in our clinical trials may result in increased development costs for our product candidates, delay or halt the development of and approval processes for our product candidates and jeopardize our ability to achieve our clinical development timeline and goals, including the dates by which we will commence, complete and receive results from clinical trials, commence sales of and generate revenues from our product candidates. Any of the foregoing could cause the value of our company to decline and limit our ability to obtain additional financing.

If serious adverse events or undesirable side effects are identified during the development of our product candidates, we may need to abandon or limit our development of some of our product candidates.

Serious adverse events or undesirable side effects caused by, or other unexpected properties of, our product candidates could cause an institutional review board or regulatory authorities to interrupt, delay or halt clinical trials of one or more of our product candidates and could result in a more restrictive label or the delay or denial of marketing approval by the FDA or comparable non-U.S. regulatory authorities. If our product candidates are associated with serious adverse effects or undesirable side effects in clinical trials or have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the serious adverse effects or undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-benefit perspective. For example, the half-life of our product candidate VT-1161 could be a concern in treating women of child-bearing age, as fungal CYP51 inhibitors have the potential to impair prenatal development. Many compounds that initially showed promise in clinical or preclinical testing for treating disease have later been found to cause side effects that prevented or limited further development of the compound.

We may expend our limited resources to pursue a particular product candidate or indication and fail to capitalize on product candidates or indications that may be more profitable or for which there is a greater likelihood of success.

Because we have limited financial and managerial resources, we focus on research programs and product candidates that we identify for specific indications. As a result, we may forego or delay pursuit of opportunities with other product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Our spending on current and future research and development programs and product candidates for specific indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

Risks Related to our Dependence on Third Parties

We rely, and expect to continue to rely, on third parties to conduct our preclinical studies and our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for the completion of such trials.

We do not have an infrastructure for the conduct of preclinical studies and human clinical trials. We currently rely, and expect to continue to rely on third parties to conduct our preclinical studies. Additionally, we currently rely on a third party clinical research organization, or CRO, to conduct our ongoing Phase 2a clinical trials of VT-1161 and expect to rely on CROs to conduct future clinical trials of our product candidates, including our planned Phase 2b clinical trials of VT-1161. We have entered into and expect to continue to enter into agreements with various third parties, such as CROs, clinical data management organizations, medical institutions and clinical investigators, to conduct our preclinical studies and our clinical trials, including our planned Phase 2b clinical trials of VT-1161. Any of these agreements might terminate for a variety of reasons, including a failure to perform by the third parties. If we need to enter into alternative arrangements, that would delay our product development activities.

Our reliance on these third parties for research and development activities will reduce our day-to-day control over these activities, but we remain responsible for ensuring that each of our clinical trials is conducted in accordance with the applicable protocol, legal, regulatory and scientific standards. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols for the trial. Moreover, the FDA requires us to comply with standards, commonly referred to as good clinical practices, or GCPs, for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected. The FDA enforces these GCPs through periodic inspections of trial sponsors, principal investigators, clinical trial sites and institutional review boards. If we or our third party contractors fail to comply with applicable GCPs, the clinical data generated in our clinical trials may be deemed unreliable and the FDA may require us to perform additional clinical trials before approving our product candidates, which would delay the marketing approval process. We cannot be certain that, upon inspection, the FDA will determine that any of our clinical trials comply with GCPs.

Furthermore, the third parties conducting preclinical studies and clinical trials on our behalf are not our employees, and except for remedies available to us under our agreements with such contractors, we cannot control whether or not they devote sufficient time, skill and resources to our ongoing development programs. These contractors may also have relationships with other commercial entities, including our competitors, for whom they may also be conducting preclinical studies, clinical trials or other drug development activities, which could impede their ability to devote appropriate time to our preclinical and clinical programs. If these third parties do not successfully carry out their contractual duties, meet expected deadlines, conduct preclinical studies as expected or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we may not be able to obtain, or may be delayed in obtaining, marketing approvals for our product candidates. If that occurs, we will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates. In such an event, our financial results and the commercial prospects for any product candidates that we seek to develop could be harmed, our costs could increase and our ability to generate revenues could be delayed, impaired or foreclosed.

We also rely, and expect to continue to rely, on other third parties to store and distribute drug supplies for our clinical trials. Any performance failure on the part of our distributors could delay clinical development or marketing approval of our product candidates or commercialization of our products, producing additional losses and depriving us of potential product revenue.

We contract with third parties for the manufacture of our product candidates for preclinical and clinical testing and expect to continue to do so for commercialization. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost, or that we will fail to meet applicable regulatory requirements, any of which could delay, prevent or impair our development or commercialization efforts.

We do not have any manufacturing facilities or personnel. We rely, and expect to continue to rely, on third parties for the manufacture of our product candidates for preclinical and clinical testing. We also expect to rely on third party manufacturers or third party collaborators for the manufacture of commercial supply of any product candidates for which we or our collaborators obtain marketing approval. This reliance on third parties increases the risk that we will not have sufficient quantities of our product candidates or products or such quantities at an acceptable cost or quality, which could delay, prevent or impair our development or commercialization efforts.

We may be unable to establish any agreements with third party manufacturers or to do so on acceptable terms. Even if we are able to establish agreements with third party manufacturers, reliance on third party manufacturers entails additional risks, including:

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manufacturing delays if our third party contractors give greater priority to the supply of other products over our product candidates or otherwise do not satisfactorily perform according to the terms of the agreements between us and them;

•	the possible mislabeling of clinical supplies, potentially resulting in the wrong dose amounts being supplied;

•	reliance on the third party for regulatory compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the third party;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the third party at a time that is costly or inconvenient for us.

Third party manufacturers may not be able to comply with current good manufacturing practices, or cGMP, regulations or similar regulatory requirements outside the United States. Although we do not have control over the day-to-day operations of our third party manufacturers, we are ultimately responsible for ensuring that our product candidates are manufactured in accordance with cGMP. Our failure, or the failure of our third party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of approvals, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

We currently rely on a small number of third party contract manufacturers for all of our required raw materials, drug substance and finished product for our preclinical studies and clinical trials. For example, we contract with one third party manufacturer to supply us with VT-1161 drug substance, a second manufacturer to provide VT-1161 drug product, currently tablets, and a third manufacturer to provide packaging and labeling. We obtain our supplies of VT-1161 from these manufacturers on a purchase order basis and do not have any long-term agreements with these third parties. If any of these manufacturers should become unavailable to us for any reason, we may incur some delay in our clinical trials as we identify or qualify replacements.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing approval. If our current contract manufacturers cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing approval on a timely and competitive basis.

We may seek to enter into collaborations with third parties for the development and commercialization of our product candidates. If we fail to enter into such collaborations, or such collaborations are not successful, we may not be able to capitalize on the market potential of our product candidates.

We may seek third party collaborators for development and commercialization of our product candidates. Our likely collaborators for any marketing, distribution, development, licensing or broader collaboration arrangements include large and mid-size pharmaceutical companies and regional and national biotechnology companies. We are not currently party to any such arrangement that relates to the human antifungal business. However, if we do enter into any such arrangements with any third parties in the future, we will likely have limited control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of our product candidates. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements.

Collaborations involving our product candidates would pose the following risks to us:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to these collaborations;

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collaborators may not pursue development and commercialization of our product candidates or may elect not to continue or renew development or commercialization programs based on clinical trial results, changes in the collaborators’ strategic focus or available funding, or external factors such as an acquisition that diverts resources or creates competing priorities;

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collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

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collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our products or product candidates if the collaborators believe that competitive products are more likely to be successfully developed or can be commercialized under terms that are more economically attractive than ours;

•	collaborators with marketing and distribution rights to one or more of our products may not commit sufficient resources to the marketing and distribution of such product or products;

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collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential litigation;

•	collaborators may infringe the intellectual property rights of third parties, which may expose us to litigation and potential liability;

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disputes may arise between the collaborators and us that result in the delay or termination of the research, development or commercialization of our products or product candidates or that result in costly litigation or arbitration that diverts management attention and resources; and

•	collaborations may be terminated and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable product candidates.

Collaboration agreements may not lead to development or commercialization of product candidates in the most efficient manner, or at all. If a collaborator of ours were to be involved in a business combination, the continued pursuit and emphasis on our product development or commercialization program could be delayed, diminished or terminated. Our collaboration programs, which are not associated with our human antifungal business, will be retained by Legacy VPI following the Reorganization.

If we are not able to establish collaborations, we may have to alter our development and commercialization plans.

Our drug development programs and the potential commercialization of our product candidates will require substantial additional cash to fund expenses. For some of our product candidates, we may decide to collaborate with biotechnology and pharmaceutical companies for the development and potential commercialization of those product candidates.

We face significant competition in seeking appropriate collaborators. Whether we reach a definitive agreement for a collaboration will depend, among other things, upon our assessment of the collaborator’s resources and expertise, the terms and conditions of the proposed collaboration and the proposed collaborator’s evaluation of a number of factors. Those factors may include the design or results of clinical trials, the likelihood of approval by the FDA or comparable non-U.S. regulatory authorities, the potential market for the subject product candidate, the costs and complexities of manufacturing and delivering such product candidate to patients, the potential of competing products, the existence of uncertainty with respect to our ownership of technology, which can exist if there is a challenge to such ownership without regard to the merits of the challenge and industry and market conditions generally. The collaborator may also consider alternative product candidates or technologies for similar indications that may be available to collaborate on and whether such a collaboration could be more attractive than one with us for our product candidates. We may also be restricted under future license agreements from entering into agreements on certain terms with potential collaborators. Collaborations are complex and time-consuming to negotiate and document. In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators.

We may not be able to negotiate collaborations on a timely basis, on acceptable terms, or at all. If we are unable to do so, we may have to curtail the development of a product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization, reduce the scope of any sales or marketing activities, or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms or at all. If we do not have sufficient funds, we may not be able to further develop our product candidates or bring them to market and generate product revenue.

Risks Related to our Intellectual Property

We may be unable to obtain and maintain patent protection for our technology and products or the scope of the patent protection obtained may not be sufficiently broad, such that our competitors could develop and commercialize technology and products similar or identical to ours, and our ability to successfully commercialize our technology and products may be impaired.

Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our proprietary technology and products. If we do not adequately protect our intellectual property, competitors may be able to erode or negate any competitive advantage we may have, which could harm our business and ability to achieve profitability. We seek to protect our proprietary position by filing patent applications in the United States and abroad related to our novel technologies and product candidates.

The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we might not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the patents, covering any technology that we may license from third parties in the future. Therefore, these patents and applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain. No consistent policy regarding the breadth of claims allowed in biotechnology and pharmaceutical patents has emerged to date in the United States or in many foreign jurisdictions. In addition, the determination of patent rights with respect to pharmaceutical compounds commonly involves complex legal and factual questions, which have in recent years been the subject of much litigation. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. In addition, the laws of foreign countries may not protect our rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our patent portfolio (including applications) or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued that protect our technology or products, in whole or in part, or that effectively prevent others from commercializing competitive technologies and products. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

Moreover, we may be subject to a third party preissuance submission of prior art to the U.S. Patent and Trademark Office, or become involved in opposition, derivation, reexamination, inter partes review, post-grant review or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such submission, proceeding or litigation could reduce the scope of, or invalidate, our patent rights, allow third parties to commercialize our technology or products and compete directly with us and without payment to us, or result in our inability to manufacture or commercialize products without infringing third party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize current or future product candidates.

Even if the patent applications in our patent portfolio issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors from competing with us or otherwise provide us with any competitive advantage. Our competitors may be able to circumvent our owned or licensed patents by developing similar or alternative technologies or products in a non-infringing manner. Our competitors may also seek approval to market their own products similar to or otherwise competitive with our products. Alternatively, our competitors may seek to market generic versions of any approved products by submitting abbreviated new drug applications, or ANDAs to the FDA in which they claim that patents owned or licensed by us are invalid, unenforceable or not infringed. In these circumstances, we may need to defend or assert our patents, or both, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or other agency with jurisdiction may find that our patents are invalid or unenforceable, or that our competitors are competing in a non-infringing manner. Thus, even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patents may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or freedom to operate or in patent claims being narrowed, invalidated or held unenforceable, in whole or in part, which could limit our ability to stop others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of our technology and products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent portfolio may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours.

We may become involved in lawsuits to protect or enforce our patents or other intellectual property, which could be expensive, time consuming and unsuccessful.

Competitors may infringe our patents, trademarks, copyrights or other intellectual property. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time consuming and divert the time and attention of our management and scientific personnel. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their patents, in addition to counterclaims asserting that our patents are invalid or unenforceable, or both. In any patent infringement proceeding, there is a risk that a court will decide that a patent of ours is invalid or unenforceable, in whole or in part, and that we do not have the right to stop the other party from using the invention at issue. There is also a risk that, even if the validity of such patents is upheld, the court will construe the patent’s claims narrowly or decide that we do not have the right to stop the other party from using the invention at issue on the grounds that our patent claims do not cover the invention. An adverse outcome in a litigation or proceeding involving our patents could limit our ability to assert our patents against those parties or other competitors, and may curtail or preclude our ability to exclude third parties from making and selling similar or competitive products. Any of these occurrences could adversely affect our competitive business position, business prospects and financial condition. Similarly, if we assert trademark infringement claims, a court may determine that the marks we have asserted are invalid or unenforceable, or that the party against whom we have asserted trademark infringement has superior rights to the marks in question. In this case, we could ultimately be forced to cease use of such trademarks.

Even if we establish infringement, the court may decide not to grant an injunction against further infringing activity and instead award only monetary damages, which may or may not be an adequate remedy. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during litigation. Moreover, there can be no assurance that we will have sufficient financial or other resources to file and pursue such infringement claims, which typically last for years before they are concluded. Even if we ultimately prevail in such claims, the monetary cost of such litigation and the diversion of the attention of our management and scientific personnel could outweigh any benefit we receive as a result of the proceedings.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a material adverse effect on the success of our business.

Our commercial success depends upon our ability, and the ability of our collaborators, to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. There is a substantial amount of intellectual property litigation in the biotechnology and pharmaceutical industries, and we may become party to, or threatened with, litigation or other adversarial proceedings regarding intellectual property rights with respect to our products candidates, including interference proceedings before the U.S. Patent and Trademark Office. Third parties may assert infringement claims against us based on existing or future intellectual property rights. The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. The pharmaceutical and biotechnology industries have produced a significant number of patents, and it may not always be clear to industry participants, including us, which patents cover various types of products or methods of use. The coverage of patents is subject to interpretation by the courts, and the interpretation is not always uniform. If we are sued for patent infringement, we would need to demonstrate that our product candidates, products or methods either do not infringe the patent claims of the relevant patent or that the patent claims are invalid or unenforceable, and we may not be able to do this. Proving invalidity is difficult. For example, in the United States, proving invalidity requires a showing of clear and convincing evidence to overcome the presumption of validity enjoyed by issued patents. We may also assert that a patent claim for a corresponding compound does not cover our product. Even if we are successful in these proceedings, we may incur substantial costs and the time and attention of our management and scientific personnel could be diverted in pursuing these proceedings, which could have a material adverse effect on us. In addition, we may not have sufficient resources to bring these actions to a successful conclusion.

If we are found to infringe a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue developing and marketing our products and technology. However, we may not be able to obtain any required license on commercially reasonable terms or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If the owner of the intellectual property at issue is unwilling or unable to offer a license on commercially reasonable terms or otherwise, or if we contest an allegation of infringement and receive an adverse judgment, we could be forced, including by court order, to cease commercializing the infringing technology or product. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees if we are found to have willfully infringed a patent. A finding of infringement could prevent us from commercializing our product candidates or force us to cease some of our business operations, which could materially harm our business.

If we are unable to obtain licenses from third parties on commercially reasonable terms or fail to comply with our obligations under such agreements, our business could be harmed.

It may be necessary for us to use the patented or proprietary technology of third parties to commercialize our products, in which case we would be required to obtain a license from these third parties. If we are unable to license such technology, or if we are forced to license such technology, on unfavorable terms, our business could be materially harmed. If we fail to comply with our obligations under license agreements, our counterparties may have the right to terminate these agreements, in which event we might not be able to develop, manufacture or market, or may be forced to cease developing, manufacturing or marketing, any product that is covered by these agreements or may face other penalties under such agreements. Such an occurrence could materially adversely affect the value of the product candidate being developed under any such agreement. Termination of these agreements or reduction or elimination of our rights under these agreements may result in our having to negotiate new or reinstated agreements with less favorable terms, cause us to lose our rights under these agreements, including our rights to important intellectual property or technology or impede, delay or prohibit the further development of commercialization of one or more product candidates that rely on such agreements.

We may be subject to claims by third parties asserting that our employees or we have misappropriated their intellectual property, or claiming ownership of what we regard as our own intellectual property.

Although we try to ensure that our employees do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that our employees or we have used or disclosed intellectual property, including trade secrets, know-how or other proprietary information, of any employee’s former employer, which may include biotechnology or pharmaceutical companies that are our competitors. Litigation may be necessary to defend against these claims.

In addition, while it is our policy to require our employees and contractors who may be involved in the development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who in fact develops intellectual property that we regard as our own. Our and their assignment agreements may not be self-executing or may be breached, and we may be forced to bring claims against third parties, or defend claims they may bring against us, to determine the ownership of what we regard as our intellectual property.

If we fail in prosecuting or defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in prosecuting or defending against such claims, litigation could result in substantial costs and be a distraction to management. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business.

Intellectual property litigation could cause us to spend substantial resources and distract our personnel from their normal responsibilities.

Even if resolved in our favor, litigation or other legal proceedings relating to intellectual property claims may cause us to incur significant expenses, and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources. Uncertainties resulting from the initiation and continuation of intellectual property litigation or other proceedings could compromise our ability to compete in the marketplace and obtain future financing and adversely impact the performance of our common stock.

If we are unable to protect the confidentiality of our trade secrets, including our Metallophile Technology, our business and competitive position could be harmed.

In addition to seeking patents for some of our product candidates, we also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. In particular, we have maintained our Metallophile Technology as a trade secret. We seek to protect these trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, or if we are unable to establish the enforceability of any of our trade secrets, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position could be harmed.

Risks Related to Regulatory Approval and Marketing of Our Product Candidates and Other Legal Compliance Matters

Even if we initiate and successfully complete the necessary clinical trials, the marketing approval process is expensive, time consuming and uncertain. If we are not able to obtain, or if there are delays in obtaining, required regulatory approvals, we will not be able to commercialize our product candidates, and our ability to generate revenue will be materially impaired.

Our product candidates and the activities associated with their development and commercialization, including their design, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution, are subject to comprehensive regulation by the FDA, other regulatory agencies in the United States and by comparable non-U.S. regulatory authorities. We also are required to register ongoing clinical trials and post the results of completed clinical trials on a government-sponsored database, ClinicalTrials.gov, within specified timeframes. Failure to do so can result in fines, adverse publicity and civil and criminal sanctions. Failure to obtain marketing approval for a product candidate will prevent us from commercializing the product candidate. Our product candidates are in the early stages of development and are subject to the risks of failure inherent in drug development. We have not received approval to market any of our product candidates from regulatory authorities in any jurisdiction. We have only limited experience in conducting and managing the clinical trials, and in filing and supporting the applications necessary to gain marketing approvals and expect to rely on third party CROs to assist us in this process. Securing marketing approval requires the submission of extensive nonclinical and clinical data and supporting information to regulatory authorities for each therapeutic indication to establish the product candidate’s safety and efficacy. Securing marketing approval also requires the submission of information about the product manufacturing process to, and inspection of manufacturing facilities by, the regulatory authorities. Our product candidates may not be effective, may be only moderately effective or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may preclude our obtaining marketing approval or prevent or limit commercial use.

The process of obtaining marketing approvals, both in the United States and abroad, is expensive, may take many years if additional clinical trials are required and can vary substantially based upon a variety of factors, including the type, complexity and novelty of the product candidates involved. Changes in marketing approval policies during the development period, changes in or the enactment of additional statutes or regulations, or changes in regulatory review for each submitted product application, may cause delays in the approval or rejection of an application. Regulatory authorities have substantial discretion in the approval process and may refuse to accept any application or may decide that our data are insufficient for approval and require additional nonclinical, clinical or other studies. In addition, varying interpretations of the data obtained from nonclinical and clinical testing could delay, limit or prevent marketing approval of a product candidate. Any marketing approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the approved product not commercially viable. If we experience delays in obtaining approval or if we fail to obtain approval of our product candidates, the commercial prospects for our product candidates may be harmed and our ability to generate revenues will be materially impaired.

We may not be able to obtain or maintain orphan drug designation or exclusivity for our product candidates.

We are seeking orphan drug designation for VT-1129 in the United States for the treatment of cryptococcal meningitis and may seek orphan drug designation for other product candidates. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a patient population of fewer than 200,000 individuals in the United States.

Generally, if a product with an orphan drug designation subsequently receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which precludes the FDA or the EMA from approving another marketing application for the same indication for that drug during that time period. The applicable period is seven years in the United States and ten years in Europe. The European exclusivity period can be reduced to six years if a drug no longer meets the criteria for orphan drug designation or if the drug is sufficiently profitable so that market exclusivity is no longer justified. Orphan drug exclusivity may be lost if the FDA or the EMA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the drug to meet the needs of patients with the rare disease or condition.

We cannot assure you that the application for orphan drug designation of VT-1129, or any future application with respect to any other product candidate, will be granted. If we are unable to obtain orphan drug designation in the United States, we will not be eligible to obtain the period of market exclusivity that could result from orphan drug designation or be afforded the financial incentives associated with orphan drug designation. Even if we obtain orphan drug exclusivity for a product, that exclusivity may not effectively protect the product from competition because different drugs can be approved for the same condition. Even after an orphan drug is approved, the FDA can subsequently approve the same drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care.

Any fast track designation or grant of priority review status by the FDA may not actually lead to a faster development or regulatory review or approval process, nor will it assure FDA approval of our product candidates. Additionally, our product candidates may treat indications that do not qualify for priority review vouchers.

We may seek fast track designation for some of our product candidates or priority review of applications for approval of our product candidates. If a drug is intended for the treatment of a serious or life-threatening condition and the drug demonstrates the potential to address unmet medical needs for this condition, the drug sponsor may apply for FDA fast track designation. If a product candidate offers major advances in treatment, the FDA may designate it eligible for priority review. The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for these designations, we cannot assure you that the FDA would decide to grant them. Even if we do receive fast track designation or priority review, we may not experience a faster development process, review or approval compared to conventional FDA procedures. The FDA may withdraw fast track designation if it believes that the designation is no longer supported by data from our clinical development program.

Additionally, the FDA is authorized to grant a priority review voucher to sponsors of certain tropical disease applications, which priority review vouchers may be used to obtain priority review for subsequent applications. Although Cryptococcal infections share many of the characteristics of tropical diseases that may qualify for a priority review voucher, cryptococcal meningitis is not currently formally designated as a neglected tropical disease. If the FDA does not include cryptococcal meningitis in a future revision of the list of qualifying diseases, our development of VT-1129 for the treatment of cryptococcal meningitis would not be eligible to qualify for an award of a priority review voucher.

Any breakthrough therapy designation granted by the FDA for our product candidates may not lead to a faster development or regulatory review or approval process, and it does not increase the likelihood that our product candidates will receive marketing approval.

We may seek a breakthrough therapy designation for some of our product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For drugs and biologics that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for accelerated approval if the relevant criteria are met.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a breakthrough therapy designation for a product candidate may not result in a faster development process, review or approval compared to drugs considered for approval under conventional FDA procedures and does not assure ultimate approval by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the products no longer meet the conditions for qualification or decide that the time period for FDA review or approval will not be shortened.

Designation of our product candidates as qualified infectious disease products is not assured and, in any event, even if granted, may not actually lead to a faster development or regulatory review, and would not assure FDA approval of our product candidates.

We may be eligible for designation of certain of our product candidates as qualified infectious disease products, or QIDPs. A QIDP is “an antibacterial or antifungal drug intended to treat serious or life-threatening infections, including those caused by an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens or certain “qualifying pathogens.” A product designated as a QIDP will also be granted priority review by the FDA and can qualify for “fast track” status. Upon the approval of an NDA for a drug product designated by the FDA as a QIDP, the product is granted a period of five years of regulatory exclusivity that is in addition to any other period of regulatory exclusivity for which the product is eligible. The FDA has broad discretion whether or not to grant these designations, so even if we believe a particular product candidate is eligible for such designation or status, the FDA could decide not to grant it. Moreover, even if we do receive such a designation, we may not experience a faster development process, review or approval compared to conventional FDA procedures and there is no assurance that our product candidate, even if determined to be a QIDP, will be approved by the FDA.

Our failure to obtain marketing approval in foreign jurisdictions would prevent our product candidates from being marketed abroad, and any approval we are granted for our product candidates in the United States would not assure approval of product candidates in foreign jurisdictions.

In order to market and sell our products in the European Union and many other jurisdictions, we must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ substantially from that required to obtain FDA approval. The regulatory approval process outside the United States generally includes all of the risks associated with obtaining FDA approval. In addition, in many countries outside the United States, it is required that the product be approved for reimbursement before the product can be approved for sale in that country. We may not obtain approvals from non-U.S. regulatory authorities on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one non-U.S. regulatory authority does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA. However, a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others countries. We may not be able to file for marketing approvals and may not receive necessary approvals to commercialize our products in any market.

Even if we obtain marketing approval for our product candidates, the terms of approvals and ongoing regulation of and post-marketing restrictions for our products may limit how we manufacture and market our products and compliance with such requirements may involve substantial resources, which could materially impair our ability to generate revenue.

Even if marketing approval of a product candidate is granted, an approved product and its manufacturer and marketer are subject to ongoing review and extensive regulation, including the possible requirement to implement a risk evaluation and mitigation strategy or to conduct costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of the product. We must also comply with requirements concerning advertising and promotion for any of our product candidates for which we obtain marketing approval. Promotional communications with respect to prescription drugs are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we will not be able to promote any products we develop for indications or uses for which they are not approved. In addition, manufacturers of approved products and those manufacturers’ facilities are required to ensure that quality control and manufacturing procedures conform to cGMPs, which include requirements relating to quality control and quality assurance as well as the corresponding maintenance of records and documentation and reporting requirements. We and our contract manufacturers could be subject to periodic unannounced inspections by the FDA to monitor and ensure compliance with cGMPs.

Accordingly, assuming we receive marketing approval for one or more of our product candidates, we and our contract manufacturers will continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production, product surveillance and quality control. If we are not able to comply with post-approval regulatory requirements, we could have the marketing approvals for our products withdrawn by regulatory authorities and our ability to market any future products could be limited, which could adversely affect our ability to achieve or sustain profitability. Thus, the cost of compliance with post-approval regulations may have a negative effect on our operating results and financial condition.

Any product candidate for which we obtain marketing approval will be subject to strict enforcement of post-marketing requirements and we could be subject to substantial penalties, including withdrawal of our product from the market, if we fail to comply with applicable regulatory requirements or if we experience unanticipated problems with our products, when and if any of them are approved.

Any product candidate for which we obtain marketing approval, along with the manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product, will be subject to continual requirements of and review by the FDA and other regulatory authorities. These requirements include restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping.

The FDA and other federal and state agencies, including the Department of Justice, closely regulate compliance with all requirements governing prescription drug products, including requirements pertaining to marketing and promotion of drugs in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. Violations of such requirements may lead to investigations alleging violations of the FDCA and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:

•	litigation involving patients taking our products;

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct post-marketing studies or clinical trials;

•	warning or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing approvals;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure; or

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance by us or any future collaborator with regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.

Our relationships with customers and third party payors will be subject to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens and diminished profits and future earnings.

Healthcare providers, physicians and third party payors will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing approval. Our future arrangements with third party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we market, sell and distribute any products for which we obtain marketing approval. Restrictions under applicable federal and state healthcare laws and regulations, include the following:

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the federal Anti-Kickback Statute, which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid;

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the federal False Claims Act, which imposes criminal and civil penalties, including civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and its implementing regulations, which imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

•	federal law requires applicable manufacturers of covered drugs to report payments and other transfers of value to physicians and teaching hospitals, with the first reports due in 2014; and

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analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers.

Some state and foreign laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws may require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties including, without limitation, damages, fines, imprisonment, exclusion of products from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found to be not in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

Laws and regulations governing any international operations we may have in the future may preclude us from developing, manufacturing and selling certain product candidates and products outside of the United States and require us to develop and implement costly compliance programs.

If we expand our operations outside of the United States, we must dedicate additional resources to comply with numerous laws and regulations in each jurisdiction in which we plan to operate, as well as with the Foreign Corrupt Practices Act, or FCPA. Compliance with the FCPA is expensive and difficult, particularly in countries in which corruption is a recognized problem. In addition, the FCPA presents particular challenges in the medical device industry, because, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to FCPA enforcement actions. The failure to comply with laws governing international business practices may result in substantial civil and criminal penalties and suspension or debarment from government contracting. The Securities and Exchange Commission also may suspend or bar issuers from trading securities on U.S. exchanges for violations of the FCPA’s accounting provisions.

If we fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could harm our business.

Currently, we do not operate any pharmaceutical research and development or production facilities, such as laboratory, development or manufacturing facilities. However, if we decided to operate our own pharmaceutical research and development and production facilities, we would be subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Such operations may involve the use of hazardous and flammable materials, including chemicals and biological materials. Our operations may also produce hazardous waste products. Even if we contract with third parties for the disposal of these materials and wastes, we would not be able to eliminate the risk of contamination or injury from these materials. In the event of contamination or injury resulting from our use or disposal of hazardous materials, we could be held liable for any resulting damages, and any liability could exceed our resources. We also could incur significant costs associated with civil or criminal fines and penalties for failure to comply with such laws and regulations.

Although we would increase our level of workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials if we operated any research and development or production facilities, this insurance may not provide adequate coverage against potential liabilities. We do not expect to maintain insurance for environmental liability or toxic tort claims that may be asserted against us in connection with our possible future storage or disposal of biological, hazardous or radioactive materials.

In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Our failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Risks Related to the Commercialization of our Product Candidates

Even if one of our product candidates receives marketing approval, it may fail to achieve the degree of market acceptance by physicians, patients, third party payors and others in the medical community necessary for commercial success and the market opportunity for the product candidate may be smaller than we estimate.

We have never commercialized a product. If any of our product candidates receives marketing approval, it may nonetheless fail to gain sufficient market acceptance by physicians, patients, third party payors and others in the medical community. Physicians are often reluctant to switch their patients from existing therapies even when new and potentially more effective or convenient treatments enter the market. Further, patients often acclimate to the therapy that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch therapies due to lack of reimbursement for existing therapies. Efforts to educate the medical community and third party payors on the benefits of our product candidates may require significant resources and may not be successful. Additionally, many of the existing products available to treat the conditions for which we are developing our product candidates are available on a generic basis and are offered and sold at low prices. Many of these generic products have been marketed by third parties for many years and are well accepted by physicians, patients and payors.

If our product candidates do not achieve an adequate level of acceptance, we may not generate significant product revenues and we may not become profitable. The degree of market acceptance of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	the efficacy, safety and potential advantages compared to alternative treatments;

•	the clinical indications for which the product is approved;

•	limitations or warnings, including distribution or use restrictions, contained in the product’s approved labeling;

•	our ability to offer our products for sale at competitive prices;

•	the convenience and ease of administration compared to alternative treatments;

•	the willingness of the target patient population to try new therapies;

•	the willingness of physicians to prescribe these therapies;

•	the strength of marketing and distribution support;

•	the approval of other new products for the same indications;

•	changes in the standard of care for the targeted indications for the product;

•	the timing of market introduction of our approved products as well as competitive products;

•	the availability of third party coverage and adequate reimbursement;

•	adverse publicity about the product or favorable publicity about competitive products;

•	potential product liability claims;

•	the prevalence and severity of any side effects; and

•	any restrictions on the use of our products together with other medications.

The potential market opportunities for our product candidates are difficult to estimate precisely. Our estimates of the potential market opportunities are predicated on many assumptions including industry knowledge and publications, third party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions involve the exercise of significant judgment on the part of our management, are inherently uncertain and the reasonableness of these assumptions has not been assessed by an independent source. If any of the assumptions proves to be inaccurate, the actual markets for our product candidates could be smaller than our estimates of the potential market opportunities. If the actual market for our products is smaller than we expect, our product revenue may be limited and it may be more difficult for us to achieve or maintain profitability.

If any of our product candidates receives marketing approval and we, or others, later discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified or if strains of fungi become resistant to our products, our ability to market the drug could be compromised.

Clinical trials of our product candidates are conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If, following approval of a product candidate, we, or others, discover that the drug is less effective than previously believed or causes undesirable side effects that were not previously identified, any of the following adverse events could occur:

•	regulatory authorities may withdraw their approval of the drug or seize the drug;

•	we, or our collaborators, if any, may be required to recall the drug or change the way the drug is administered;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular drug;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

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we, or our collaborators, if any, may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients or institute a risk evaluation and mitigation strategy, or REMS;

•	we, or our collaborators, could be sued and held liable for harm caused to patients;

•	the drug may become less competitive; and

•	our reputation may suffer.

Any of these events could have a material and adverse effect on our operations and business and could adversely impact our stock price.

One or more strains of fungi may develop resistance to our product candidates. Since we expect lack of resistance to be an important factor in the commercialization of our product candidates, the development of such resistance could have a material adverse impact on the acceptability and sales of any affected product that we commercialize.

If we are unable to establish and maintain adequate sales, marketing and distribution capabilities, or enter into sales, marketing and distribution arrangements with third parties, we may not be successful in commercializing our product candidates if and when they are approved.

We do not have a sales, marketing or distribution infrastructure and have no experience in the sale, marketing or distribution of pharmaceutical products. To achieve commercial success for any product for which we obtain marketing approval, we will need to either establish a sales, marketing and distribution organization or contract with third parties for the performance of these functions.

In the future, we plan to build a focused sales and marketing infrastructure to market or co-promote some of our product candidates in the United States, if and when they are approved. There are risks involved with establishing our own sales and marketing capabilities. For example, recruiting and training a sales force is expensive and time consuming and could delay any product launch. We expect we will commence the development of these capabilities prior to receiving approval of any of our product candidates. If the commercial launch of a product candidate for which we recruit a sales force and establish marketing capabilities is delayed or does not occur for any reason, we would have prematurely or unnecessarily incurred these commercialization expenses. This may be costly, and our investment would be lost if we cannot retain or reposition our sales and marketing personnel.

Factors that may inhibit our efforts to commercialize our products on our own include:

•	our inability to recruit, train and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to physicians or persuade adequate numbers of physicians to prescribe any future products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.

Because we do not currently plan to seek regulatory approval for any of our product candidates outside of the United States until after we apply for marketing approval for the applicable product candidate in the United States, we cannot be certain when, if ever, we will recognize revenue from commercialization of our product candidates in any international markets. If we decide to commercialize any approved products outside of the United States, we expect to utilize a variety of types of collaboration, distribution and other marketing arrangements with one or more third parties to commercialize any product of ours that receives marketing approval. These may include independent distributors or pharmaceuticals companies.

If we are unable, or determine not, to establish our own sales, marketing and distribution capabilities and enter into arrangements with third parties to perform these services, our product revenues and our profitability, if any, are likely to be lower than if we were to market, sell and distribute any products that we develop ourselves. In addition, we may not be successful in entering into arrangements with third parties to sell, market and distribute our product candidates or may be unable to do so on terms that are favorable to us. We likely will have little control over such third parties, and any of them may fail to devote the necessary resources and attention to sell and market our products effectively. If we do not establish sales, marketing and distribution capabilities successfully, either on our own or in collaboration with third parties, we will not be successful in commercializing our product candidates.

We face substantial competition, which may result in others discovering, developing or commercializing products before, or more successfully, than we do.

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. We face competition with respect to our current product candidates, and will face competition with respect to any product candidates that we may seek to develop or commercialize in the future. Our potential competitors include major pharmaceutical companies, including Merck & Co., Inc., Astellas Pharma US, Pfizer, Inc. and Novartis AG and specialty pharmaceutical and biotechnology companies, such as Valeant Pharmaceuticals International and Anacor Pharmaceuticals, Inc. These competitors market existing approved drugs for the diseases and conditions that we are seeking to address with our product candidates and are developing new therapies for those diseases and conditions.

Our commercial opportunity could be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer or less severe side effects, are more convenient or are less expensive than any products that we may develop. Our competitors also may obtain FDA or other non-U.S. regulatory approval for their products more rapidly than we may obtain approval for ours, which could result in our competitors establishing a strong market position before we are able to enter the market.

In addition, our ability to compete may be affected in many cases by insurers or other third party payors seeking to encourage the use of generic products. One way in which insurers and other payors may encourage the use of generic drugs is by refusing to include more expensive branded drugs on their formularies or the lists of approved drugs for which they will provide reimbursement. Generic products are currently on the market for many of the indications that we are pursuing, and additional products are expected to become available on a generic basis over the coming years. If our product candidates achieve marketing approval, we expect that they will be priced at a significant premium over competitive generic products. Many generic products against which we may compete have been marketed by third parties for many years and are well accepted by physicians, patients and payors. For example, the principal products currently used for the treatment of RVVC and onychomycosis are generics. Price competition from generic products may limit our market opportunity and materially adversely affect our business and results of operations. Other currently branded products are likely to become generic by the time any of our product candidates reach the market.

Many of our competitors and potential competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition to potential commercial competition, all of these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business.

If the FDA or comparable non-U.S. regulatory authorities approve generic versions of any of our products that receive marketing approval, or such authorities do not grant our products appropriate periods of exclusivity before approving generic versions of our products, the sales of our products could be adversely affected.

Once an NDA is approved, the product covered thereby becomes a “reference listed drug” in the FDA’s publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” commonly known as the Orange Book. Manufacturers may seek approval of generic versions of reference listed drugs through submission of ANDAs, in the United States. In support of an ANDA, a generic manufacturer need not conduct clinical trials. Rather, the applicant generally must show that its product has the same active ingredient(s), dosage form, strength, route of administration and conditions of use or labeling as the reference listed drug and that the generic version is bioequivalent to the reference listed drug, meaning it is absorbed in the body at the same rate and to the same extent. Generic products may be significantly less costly to bring to market than the reference listed drug and companies that produce generic products are generally able to offer them at lower prices. Thus, following the introduction of a generic drug, a significant percentage of the sales of any branded product or reference listed drug is typically lost to the generic product.

The FDA may not approve an ANDA for a generic product until any applicable period of non-patent exclusivity for the reference listed drug has expired. The Federal Food, Drug, and Cosmetic Act, or FDCA, provides a period of five years of non-patent exclusivity for a new drug containing a new chemical entity. Specifically, in cases where such exclusivity has been granted, an ANDA may not be submitted to the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification that a patent covering the reference listed drug is either invalid or will not be infringed by the generic product, in which case the applicant may submit its application four years following approval of the reference listed drug. While we believe that our product candidates contain active ingredients that would be treated as new chemical entities by the FDA and, therefore, if approved, should be afforded five years of data exclusivity, the FDA may disagree with that conclusion and may approve generic products after a period that is less than five years. Manufacturers may seek to launch these generic products following the expiration of the applicable marketing exclusivity period, even if we still have patent protection for our product.

Competition that our products may face from generic versions of our products could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates.

Even if we are able to commercialize any product candidates, the products may become subject to unfavorable pricing regulations, third party reimbursement practices or healthcare reform initiatives, which could harm our business.

The commercial success of our product candidates will depend substantially, both domestically and abroad, on the extent to which the costs of our product candidates will be paid by health maintenance, managed care, pharmacy benefit and similar healthcare management organizations, or reimbursed by government health administration authorities, private health coverage insurers and other third party payors. If reimbursement is not available, or is available only to limited levels, we may not be able to successfully commercialize our product candidates. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investments.

There is significant uncertainty related to third party payor coverage and reimbursement of newly approved drugs. The regulations that govern marketing approvals, pricing, coverage and reimbursement for new drug products vary widely from country to country. Current and future legislation may significantly change the approval requirements in ways that could involve additional costs and cause delays in obtaining approvals. Some countries require approval of the sale price of a drug before it can be marketed. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. As a result, we might obtain marketing approval for a product in a particular country, but then be subject to price regulations that delay our commercial launch of the product, possibly for lengthy time periods, and negatively impact the revenues we are able to generate from the sale of the product in that country. Adverse pricing limitations may hinder our ability to recoup our investment in one or more product candidates, even if our product candidates obtain marketing approval.

Our ability to commercialize any product candidates successfully also will depend in part on the extent to which coverage and adequate reimbursement for these products and related treatments will be available from government healthcare programs, private health insurers, managed care plans and other organizations. Government authorities and third party payors, such as private health insurers and health maintenance organizations, decide which medications they will pay for and establish reimbursement levels. A primary trend in the U.S. healthcare industry and elsewhere is cost containment. Government authorities and third party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. Increasingly, third party payors are requiring that drug companies provide them with predetermined discounts from list prices and are challenging the prices charged for medical products. Coverage and reimbursement may not be available for any product that we commercialize and, even if these are available, the level of reimbursement may not be satisfactory. Inadequate reimbursement may adversely affect the demand for, or the price of, any product candidate for which we obtain marketing approval. Obtaining and maintaining adequate reimbursement for our products may be difficult. We may be required to conduct expensive pharmacoeconomic studies to justify coverage and reimbursement or the level of reimbursement relative to other therapies. If coverage and adequate reimbursement are not available or reimbursement is available only to limited levels, we may not be able to successfully commercialize any product candidate for which we obtain marketing approval. Cost-control initiatives could cause us to decrease the price we might establish for products, which could result in lower than anticipated product revenues. If the prices for our products, if any, decrease or if governmental and other third party payors do not provide adequate coverage or reimbursement, our prospects for revenue and profitability will suffer.

There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable non-U.S. regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may not be made permanent. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Third party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. Our inability to promptly obtain coverage and adequate reimbursement rates from both government-funded and private payors for any approved products that we develop could have a material adverse effect on our operating results, our ability to raise capital needed to commercialize products and our overall financial condition.

Recently enacted and future legislation may increase the difficulty and cost for us to obtain marketing approval of and commercialize our product candidates and affect the prices we may obtain.

In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of our product candidates, restrict or regulate post-approval activities and affect our ability to profitably sell any product candidates for which we obtain marketing approval.

In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for physician administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class in certain cases. Cost reduction initiatives and other provisions of this and other more recent legislation could decrease the coverage and reimbursement that is provided for any approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act or other more recent legislation may result in a similar reduction in payments from private payors.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, commonly referred to as the Affordable Care Act, a sweeping law intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for health care and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms. Effective October 1, 2010, the Affordable Care Act revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states. Further, the law imposes a significant annual fee on companies that manufacture or import branded prescription drug products. Substantial provisions affecting compliance have also been enacted, which may affect our business practices with health care practitioners. We will not know the full effects of the Affordable Care Act until applicable federal and state agencies issue regulations or guidance under the new law. Although it is too early to determine the effect of the Affordable Care Act, the law appears likely to continue the pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We cannot be sure whether additional legislative changes will be enacted, or whether the FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our products candidates, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA’s approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

Governments outside the United States tend to impose strict price controls, which may adversely affect our revenues, if any.

In some countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take considerable time after the receipt of marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of our product candidate to other available therapies. If reimbursement of our products is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be harmed, possibly materially.

Product liability lawsuits against us could cause us to incur substantial liabilities and to limit commercialization of any products that we may develop.

We face an inherent risk of product liability claims as a result of the clinical testing of our product candidates despite obtaining appropriate informed consents from our clinical trial participants. We will face an even greater risk if we commercially sell any product that we may develop. For example, we may be sued if any product we develop allegedly causes injury or is found to be otherwise unsuitable during clinical testing, manufacturing, marketing or sale. Any such product liability claims may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability or a breach of warranties. Claims could also be asserted under state consumer protection acts. If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit commercialization of our product candidates. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation and significant negative media attention;

•	withdrawal of clinical trial participants;

•	significant costs to defend the related litigation;

•	substantial monetary awards to trial participants or patients;

•	loss of revenue;

•	reduced resources of our management to pursue our business strategy; and

•	the inability to commercialize any products that we may develop.

We currently hold $10.0 million in product liability insurance coverage in the aggregate, with a per incident limit of $10.0 million, which may not be adequate to cover all liabilities that we may incur. We may need to increase our insurance coverage as we initiate or expand our clinical trials or if we commence commercialization of our product candidates. Insurance coverage is increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in an amount adequate to satisfy any liability that may arise. If we are unable to obtain or maintain sufficient insurance coverage at an acceptable cost or to otherwise protect against potential product liability claims, it could prevent or inhibit the development and commercial production and sale of our product candidates or result in future uninsured losses, which could adversely affect our business, financial condition, results of operations and prospects.

Risks Related to Employee Matters and Managing Growth

Our future success depends on our ability to retain key executives and to attract, retain and motivate qualified personnel.

We are highly dependent on the research and development, clinical and business development expertise of Robert J. Schotzinger, M.D., Ph.D., our President and Chief Executive Officer, and Richard D. Katz, M.D., our Chief Business and Financial Officer, as well as the other principal members of our management, scientific and clinical team. Although we have entered into employment agreements with our executive officers, each of them may terminate their employment with us at any time. We only maintain “key person” insurance for our President and Chief Executive Officer.

Recruiting and retaining qualified scientific, clinical, manufacturing and sales and marketing personnel will also be critical to our success. The loss of the services of our executive officers or other key employees could impede the achievement of our research, development and commercialization objectives and seriously harm our ability to successfully implement our business strategy. We may be unable to hire, train, retain or motivate these key personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific and clinical personnel from universities and research institutions. In addition, we rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating and executing our research and development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. If we are unable to continue to attract and retain high quality personnel, our ability to pursue our growth strategy will be limited.

We expect to expand our development and regulatory capabilities and potentially implement sales, marketing and distribution capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of drug development, regulatory affairs and, if any of our product candidates receives marketing approval, sales and marketing. Our management may need to divert a significant amount of its attention away from our day-to-day activities to manage these growth activities. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth in its operations, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. Our inability to effectively manage the expansion of our operations may result in weaknesses in our infrastructure, give rise to operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional product candidates. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate revenues could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize product candidates and compete effectively will depend, in part, on our ability to effectively manage any future growth.

Risks Related to our Common Stock and this Offering

After this offering, our executive officers, directors and principal stockholders, if they choose to act together, will continue to have the ability to control all matters submitted to stockholders for approval.

Upon the closing of this offering, our executive officers and directors, combined with our stockholders who owned more than 5% of our outstanding common stock before this offering will, in the aggregate, beneficially own shares representing approximately    % of our common stock (    % if the underwriters exercise in full their option to purchase additional shares). As a result, if these stockholders were to choose to act together, they would be able to control all matters submitted to our stockholders for approval, as well as our management and affairs. For example, these persons, if they choose to act together, would control the election of directors and approval of any merger, consolidation or sale of all or substantially all of our assets. This concentration of ownership control may:

•	delay, defer or prevent a change in control;

•	entrench our management and the board of directors; or

•	impede a merger, consolidation, takeover or other business combination involving us that other stockholders may desire.

Provisions in our corporate charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may discourage, delay or prevent a merger, acquisition or other change in control of our company that stockholders may consider favorable, including transactions in which you might otherwise receive a premium for your shares. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock, thereby depressing the market price of our common stock. In addition, because our board of directors is responsible for appointing the members of our management team, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Among other things, these provisions:

•	establish a classified board of directors such that only one of three classes of directors is elected each year;

•	allow the authorized number of our directors to be changed only by resolution of our board of directors;

•	limit the manner in which stockholders can remove directors from our board of directors;

•	establish advance notice requirements for stockholder proposals that can be acted on at stockholder meetings and nominations to our board of directors;

•	require that stockholder actions must be effected at a duly called stockholder meeting and prohibit actions by our stockholders by written consent;

•	limit who may call stockholder meetings;

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authorize our board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by our board of directors; and

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require the approval of the holders of at least 75% of the votes that all our stockholders would be entitled to cast to amend or repeal specified provisions of our certificate of incorporation or bylaws that will become effective upon the closing of this offering.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. This could discourage, delay or prevent someone from acquiring us or merging with us, whether or not it is desired by, or beneficial to, our stockholders.

If you purchase shares of common stock in this offering, you will suffer immediate dilution in the book value of your investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you will experience immediate dilution of $         per share, representing the difference between our pro forma net tangible book value per share, after giving effect to this offering, and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately     % of the

aggregate price paid by all purchasers of our stock but will own only approximately     % of our common stock outstanding after this offering, excluding any shares of our common stock that they may have acquired prior to this offering. In addition, future sales and issuances of our common stock or rights to purchase common stock, including pursuant to our equity incentive plans, could result in additional dilution of the percentage ownership of our stockholders and could cause our stock price to fall. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. This price will not necessarily reflect the price at which investors in the market will be willing to buy and sell our shares following this offering. Although we have applied to have our common stock approved for listing on The NASDAQ Global Market, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop or is not sustained, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all. An inactive trading market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

The price of our common stock may be volatile and fluctuate substantially, which could result in substantial losses for purchasers of our common stock in this offering.

Our stock price is likely to be volatile. The stock market in general and the market for smaller biopharmaceutical companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including:

•	the success of existing or new competitive products or technologies;

•	failure or discontinuation of any of our development programs;

•	results of clinical trials of our product candidates or those of our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights;

•	the recruitment or departure of key personnel;

•	the level of expenses related to any of our product candidates or clinical development programs;

•	the results of our efforts to discover, develop, acquire or in-license additional product candidates or products;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders or other stockholders;

•	variations in our financial results or those of companies that are perceived to be similar to us;

•	changes in estimates or recommendations by securities analysts, if any, that cover our stock;

•	changes in the structure of healthcare payment systems;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	general economic, industry and market conditions; and

•	the other factors described in this “Risk Factors” section.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. The failure by our management to apply these funds effectively could result in financial losses that could have a material adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

A significant portion of our total outstanding shares are eligible to be sold into the market in the near future, which could cause the market price of our common stock to drop significantly, even if our business is doing well.

Sales of a substantial number of shares of our common stock in the public market, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have outstanding              shares of common stock based on the number of shares outstanding as of March 31, 2014. This includes the shares that we are selling in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining              shares are currently restricted as a result of securities laws or lock-up agreements but will become eligible to be sold at various times after the offering as described in the “Shares Eligible for Future Sale” section of this prospectus. Moreover, after this offering, holders of an aggregate of              shares of our common stock will have rights, subject to specified conditions, to require us to file registration statements covering their shares or, along with holders of an additional              shares of our common stock, to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity compensation plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

In connection with the Reorganization, we expect to enter into several agreements with Legacy VPI governing the separation of our businesses, the provision of services during a transition period, responsibility for employee matters related to the separation and the licensing of certain intellectual property assets, including a license of our Metallophile Technology to Legacy VPI. If Legacy VPI is unable to satisfy its obligations under these agreements, engages in the same type of business we conduct, takes advantage of business opportunities that might be attractive to us or conflicts arise between us and Legacy VPI, our ability to operate successfully and expand our business may be hampered.

Prior to the Reorganization, which will occur prior to this offering, VPI handled all financial and administrative aspects of our business. In connection with the Reorganization, Legacy VPI will transfer to us a portion of its assets, including assets associated with financial, administrative and other support services, as well as 11 of the 14 employees currently employed by Legacy VPI. In connection with the Reorganization, we and Legacy VPI expect to enter into various agreements governing the separation of the prostate business and our collaboration programs from the antifungal business, including a separation and distribution agreement, a transition services agreement, an employee matters agreement, a

Metallophile Technology license agreement, which will include a limited license from us to Legacy VPI to our Metallophile Technology, and a license agreement enabling Legacy VPI’s continued performance under its collaboration with Dow AgroSciences LLC.

If Legacy VPI is unable to satisfy its obligations under these agreements, including its indemnification obligations, we could incur operational difficulties or losses. For example, Legacy VPI will retain all liabilities that did not historically arise from the antifungal business and will have limited assets, and third parties may seek to hold us responsible for Legacy VPI’s retained liabilities if Legacy VPI cannot satisfy its liabilities. If those liabilities are significant and we are ultimately determined to be liable for them, we might not be able to recover our resulting losses from Legacy VPI.

Legacy VPI will have a license to our Metallophile Technology, which potentially could result in Legacy VPI engaging in the same type of business we conduct or taking advantage of business opportunities that might be attractive to us, particularly if Legacy VPI does not adhere to the field limitation in the license. If either of those events were to occur, our business could be harmed.

If the assets transferred by Legacy VPI are not sufficient to conduct our business, our business may be harmed. Additionally, under the transition services agreement, we must provide certain services to Legacy VPI for an initial term of one year, with an option to extend for up to two additional six month terms upon mutual consent. During the transition services period, our employees may divert their attention from our business in order to provide services under the transition services agreement, which could adversely affect our business.

All of our directors, including Dr. Schotzinger, our President and Chief Executive Officer, will initially serve on the board of directors of Legacy VPI. Additionally, all of our executive officers and all of our directors, or stockholders affiliated with them, will own equity interests in Legacy VPI. The overlap in the boards of directors and ownership between our company and Legacy VPI may create, or may create the appearance of, conflicts of interest. For example, in a situation in which Legacy VPI is adverse to us, such as if it engages in the same types of business as us or if it breaches one of the agreements with us, a conflict may arise. Additionally, disputes may arise between Legacy VPI and us in a number of areas relating to our past and ongoing relationships, including:

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intellectual property, technology and business matters, including failure to make required technology transfers and failure to comply with confidentiality and non-compete provisions applicable to Legacy VPI and us;

•	labor, tax, employee benefit, indemnification and other matters arising from our separation from Legacy VPI; and

•	the nature, quality and pricing of transitional services we have agreed to provide to Legacy VPI.

We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party.

We are an “emerging growth company,” and the reduced disclosure requirements applicable to emerging growth companies may make our common stock less attractive to some investors.

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and may remain an emerging growth company for up to five years. For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from certain disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:

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being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

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not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or Section 404, in the assessment of our internal control over financial reporting;

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not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statement and registration statements; and

•	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We have taken advantage of reduced reporting burdens in this prospectus. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. We cannot predict whether investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of these accounting standards until they would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we are no longer an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of The NASDAQ Global Market and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. We expect that we will need to hire additional accounting, finance and other personnel in connection with our becoming, and our efforts to comply with the requirements of being, a public company and our management and other personnel will need to devote a substantial amount of time to these compliance requirements. Moreover, the rules and regulations applicable to us as a public company will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our board of directors.

We are evaluating these rules and regulations, and cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. These rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Pursuant to Section 404, we will be required to furnish a report by our management on our internal control over financial reporting beginning with our second filing of an Annual Report on Form 10-K with the Securities and Exchange Commission, or the SEC, after we become a public company. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404. If we identify one or more material weaknesses, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, capital appreciation, if any, will be your sole source of return on your investment.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. In addition, the terms of any future debt agreements may preclude us from paying dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our common stock will depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. There can be no assurance that analysts will cover us, or provide favorable coverage. If one or more analysts downgrade our stock or change their opinion of our stock, our share price would likely decline. In addition, if one or more analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding our strategy, future operations, future financial position, future revenue, projected costs, prospects, plans and objectives of management and expected market growth are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words.

These forward-looking statements include, among other things, statements about:

•	our plans to identify, develop and commercialize VT-1161, VT-1129, VT-1598 and its analogues and other product candidates;

•	ongoing and planned clinical trials and preclinical studies for our product candidates, including the timing of initiation of these trials and studies and the anticipated results;

•	our plans to possibly enter into collaborations for the development and commercialization of product candidates and the potential benefits of any future collaboration;

•	the timing of and our ability to obtain and maintain regulatory approvals for our product candidates;

•	the rate and degree of market acceptance and clinical utility of our products;

•	our commercialization, marketing and manufacturing capabilities and strategy;

•	our intellectual property position and strategy;

•	our ability to identify additional products or product candidates with significant commercial potential;

•	our expectations related to the use of proceeds from this offering;

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•	developments relating to our competitors and our industry; and

•	the impact of government laws and regulations.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the “Risk Factors” section, that could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, collaborations, joint ventures or investments that we may make or enter into. Our forward-looking statements assume the completion of the Reorganization unless otherwise indicated or the context otherwise requires.

You should read this prospectus, the documents that we reference in this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from our issuance and sale of             shares of our common stock in this offering will be approximately $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds from this offering will be approximately $         million.

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the net proceeds from this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions.

As of March 31, 2014, we had cash and cash equivalents of $7.4 million. We currently estimate that we will use the net proceeds from this offering, together with our existing cash and cash equivalents, as follows:

•	approximately $ to fund direct program costs of clinical development of VT-1161, our lead product candidate, through Phase 2b;

•	approximately $ to fund direct program costs of research and development of VT-1129 through Phase 1;

•	approximately $ to fund direct program costs of research and development of VT-1598 and its analogues through submission of an IND and the initiation of Phase 1 clinical trials; and

•	the remainder for research and development of additional product candidates and working capital and other general corporate purposes.

The expected use of net proceeds from this offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our development, the status of and results from clinical trials, as well as any collaborations that we may enter into with third parties for our product candidates and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Based on our planned use of the net proceeds from this offering and our existing cash and cash equivalents described above, we estimate that such funds will be sufficient to enable us to complete our ongoing Phase 2a clinical trial of VT-1161 for AVVC and our ongoing Phase 2a clinical trial of VT-1161 for tinea pedis, to conduct our planned Phase 2b clinical trials of VT-1161 in RVVC and onychomycosis, to conduct our planned Phase 1 clinical trial of VT-1129 for cryptococcal meningitis, to submit our IND for VT-1598 and to fund our operating expenses and capital expenditure requirements through             . We do not expect that the net proceeds from this offering and our existing cash and cash equivalents will be sufficient to enable us to fund the completion of development of any of our product candidates.

Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in a variety of capital preservation investments, including short-term, investment-grade, interest-bearing instruments and U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business. We do not intend to pay any cash dividends to the holders of our common stock in the foreseeable future.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2014 on:

•	an actual basis;

•

a pro forma basis giving effect to (1) the Reorganization and, in connection therewith, the contribution by Legacy VPI to us of certain assets that are used in the antifungal business; the spin-off of the prostate business, along with two collaboration programs not associated with the human antifungal business, in the form of a distribution of Legacy VPI to our existing shareholders; the issuance of         shares of our common stock to holders of Viamet Holdings common shares in conjunction with our conversion to a Delaware corporation based on an exchange ratio of         share of Viamet Pharmaceuticals, Inc. for each common share of Viamet Holdings; the issuance of         shares of our preferred stock to holders of Viamet Holdings preferred shares in conjunction with our conversion to a Delaware corporation based on an exchange ratio of         share of the corresponding preferred class of Viamet Pharmaceuticals, Inc. for each preferred share of Viamet Holdings; the issuance of         shares of our preferred stock to holders of Viamet Holdings series C1 warrants in exchange for         shares of series C1 preferred shares issued upon the exercise of such warrants as part of the Reorganization; the issuance of         shares of our common stock to holders of Viamet Holdings profits interest shares in conjunction with our conversion to a Delaware corporation pursuant to the terms of such profits interest shares (including the applicable threshold valuation) and our plan of conversion and (2) the automatic conversion of all outstanding shares of our preferred stock into shares of common stock and the effectiveness of our restated certificate of incorporation upon the closing of this offering; and

•

a pro forma as adjusted basis giving additional effect to the sale of shares of our common stock offered in this offering, assuming an initial public offering price of $     per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us and the filing and effectiveness of a restated certificate of incorporation upon the closing of this offering.

You should read the following table in conjunction with our consolidated financial statements and related notes, “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	As of March 31, 2014
	Actual	Pro Forma	Pro Forma As Adjusted
	(unaudited)
	(in thousands except share data)
Cash and cash equivalents	$7,383

Series 1 redeemable convertible preferred shares; 299,984 shares authorized issued and outstanding	200
Series 2 redeemable convertible preferred shares; 550,000 shares authorized issued and outstanding	550
Series A redeemable convertible preferred shares; 6,250,000 shares authorized issued and outstanding	6,250
Series B redeemable convertible preferred shares; 21,739,128 shares authorized issued and outstanding	25,000
Series C1 redeemable convertible preferred shares; 30,000,000 shares authorized, 21,739,130 shares issued and outstanding	25,000

Total redeemable preferred shares	57,000
Members’ deficit and stockholders’ equity
Class A common shares, no par value: 59,939,112 shares authorized, 1,100,000 shares issued and outstanding	1
Class B common shares, no par value: 3,599,026 shares authorized, 3,230,177 shares issued and outstanding	—
Class C common shares, no par value: 2,788,975 shares authorized, 506,816 shares issued and outstanding	—
Common Stock, 0.001 par value: 125,000,000 shares authorized pro forma, no shares issued and outstanding, shares issued and outstanding, pro forma and shares issued and outstanding, pro forma as adjusted	—
Preferred Stock, 0.001 par value: 5,000,000 shares authorized pro forma	—
Additional paid-in capital	—
Accumulated deficit	(92,062)

Total members’ deficit and stockholders’ deficit	(92,061)

Total capitalization	$(35,061)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of total cash and cash equivalents and total members’ equity (deficit) by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above does not include             shares of our common stock available for future issuance under our 2014 Incentive Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma tangible book value per share of our common stock after this offering.

Our historical net tangible book value (deficit) as of March 31, 2014 was $(5.5) million, or $(5.03) per common share. Historical net tangible book value deficit per share represents the amount of our total tangible assets less total liabilities, divided by 1,100,000 common shares outstanding as of March 31, 2014.

Our pro forma net tangible book value as of March 31, 2014 was $         million, or $         per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of our common stock outstanding on March 31, 2014, after giving effect to the Reorganization, including the net exercise of warrants to purchase preferred shares and the automatic conversion of all of our outstanding shares of preferred stock into shares of our common stock upon the closing of this offering.

After giving effect to our issuance and sale of             shares of common stock in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma net tangible book value as of March 31, 2014 would have been $         million, or $         per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $         per share. The initial public offering price per share will significantly exceed the pro forma net tangible book value per share. Accordingly, new investors who purchase shares of common stock in this offering will suffer an immediate dilution of their investment of $         per share. The following table illustrates this per share dilution to the new investors purchasing shares of common stock in this offering without giving effect to the over-allotment option granted to the underwriters:

Assumed initial public offering price per share		$
Historical net tangible book value (deficit) per share as of March 31, 2014	$(5.03)
Decrease attributable to the Reorganization, the exercise of warrants to purchase preferred shares and the conversion of outstanding preferred stock
Pro forma net tangible book value per share as of March 31, 2014
Increase per share attributable to sale of shares of common stock in this offering

Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) the pro forma net tangible book value by $         million, the pro forma net tangible book value per share after this offering by $         per share and the dilution to investors in this offering by $         per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discount and offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value will increase to $         per share, representing an immediate increase to existing stockholders of $         per share and an immediate dilution of $         per share to new investors. If any shares are issued upon exercise of outstanding options, you will experience further dilution.

The following table summarizes, on a pro forma basis as of March 31, 2014, after giving effect to the Reorganization, including the net exercise of warrants to purchase preferred shares, and the conversion of all of our outstanding preferred stock into common stock, the differences between the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before the deduction of the estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%			%	$
New investors							$

Total		100%			100%		$

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by $         million and increase (decrease) the percentage of total consideration paid by new investors by approximately     %, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

The number of shares purchased from us by existing stockholders is based on              shares of our common stock outstanding as of March 31, 2014, after giving effect to the Reorganization, including the net exercise of warrants to purchase preferred shares, and the automatic conversion of all of our outstanding shares of preferred stock into              shares of common stock upon the closing of this offering, and excludes              shares of our common stock available for future issuance under our 2014 Incentive Plan as of March 31, 2014.

If the underwriters exercise their option to purchase additional shares from us in full, the number of shares held by new investors will increase to             , or     % of the total number of shares of common stock outstanding after this offering and the percentage of shares held by existing stockholders will decrease to     % of the total shares outstanding.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data together with our consolidated financial statements and accompanying notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future and do not reflect the effects of the Reorganization.

The selected consolidated statement of operations data for the years ended December 31, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 are derived from our audited consolidated financial statements appearing elsewhere in this prospectus. The selected consolidated statement of operations data for the three months ended March 31, 2013 and 2014, and the selected consolidated balance sheet data as of March 31, 2014 are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus. The unaudited consolidated financial statements have been prepared on a basis consistent with our audited consolidated financial statements included in this prospectus and include, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial information in those statements.

	Year Ended December 31,	Year Ended December 31,	Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenue	$3,484	$2,873	$890	$365
Operating expenses:
Research and development	8,760	10,789	2,379	3,808
General and administrative	2,650	2,872	626	1,265

Total expenses	11,410	13,661	3,005	5,073

Operating loss	(7,926)	(10,788)	(2,115)	(4,708)
Change in fair value of financial instruments	(62)	(387)	(31)	(2,574)
Interest income	3	—	—	—

Net loss	$(7,985)	$(11,175)	$(2,146)	$(7,282)
Accretion and deemed dividends:
Preferred shares	(5,328)	(7,516)	(631)	(19,714)

Net loss attributable to common shareholders:
Basic and diluted	$(13,313)	$(18,691)	$(2,777)	$(26,996)

Net loss per share attributable to common shareholders:
Basic and diluted	$(12.10)	$(16.99)	$(2.52)	$(24.54)

Weighted average shares used to compute net loss per share attributable to common shareholders:
Basic and diluted	1,100,000	1,100,000	1,100,000	1,100,000

Pro forma net loss per common share—basic and diluted (unaudited)

Weighted average pro forma common shares outstanding—basic and diluted (unaudited)

			As of March 31, 2014
	As of December 31,		Actual	Pro Forma(1)	Pro Forma As Adjusted(2)(3)
	2012	2013
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$1,042	$1,435	$7,383
Furniture, fixtures and equipment, net	314	221	201
Working (deficit) capital	(2,366)	92	(943)
Total assets	2,068	2,715	9,071
Warrant liability	220	1,017	4,761
Members’ deficit and stockholders’ deficit	(46,592)	(65,109)	(92,061)

(1)

The pro forma balance sheet data give effect to the completion of our corporate reorganization, including the net exercise of warrants to purchase preferred shares, and the conversion of preferred stock and profits interest shares due to the conversion of Viamet Holdings to Viamet Pharmaceuticals, Inc.

(2)

The pro forma as adjusted balance sheet data give effect to our issuance and sale of shares of common stock in this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

A $1.00 increase (decrease) in the assumed initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working (deficit) capital, total assets and stockholders’ equity by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us at the assumed initial public offering price would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working (deficit) capital, total assets and stockholders’ equity by $         million, assuming an initial public offering price of $         per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma condensed consolidated financial statements should be read in conjunction with the sections entitled “Risk Factors,” “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated annual and unaudited consolidated interim financial statements and accompanying notes included elsewhere in this prospectus.

Our unaudited pro forma condensed consolidated financial statements consist of unaudited pro forma condensed consolidated statements of comprehensive loss for the three months ended March 31, 2014 and for the years ended December 31, 2013 and 2012, and an unaudited pro forma condensed consolidated balance sheet as of March 31, 2014. The unaudited pro forma condensed consolidated financial statements are based on and have been derived by application of pro forma adjustments to our historical consolidated annual and consolidated interim financial statements included elsewhere in this prospectus.

The unaudited pro forma condensed consolidated financial statements give effect to the following Transactions as if they each had occurred on January 1, 2012 for the unaudited pro forma condensed consolidated statements of comprehensive loss and on March 31, 2014 for the unaudited pro forma condensed consolidated balance sheet:

Reorganization and Separation of the Prostate Business

•	the contribution by Legacy VPI to us of certain assets that are used in the antifungal business;

•

the distribution to Viamet Holdings’ shareholders of Legacy VPI, which at the time of distribution, will contain all of the assets and liabilities directly attributable to the prostate business and associated with the collaboration agreements remaining with Legacy VPI;

•	certain transactions contemplated by agreements between us and Legacy VPI described in “Certain Relationships and Transactions with Related Persons;” and

•

the issuance of              series C1 preferred shares upon the exercise of our Viamet Holdings series C1 warrants, which, pursuant to the terms of the LLC Agreement (as defined below), as amended in connection with the Reorganization, will occur automatically.

Conversion of Viamet Holdings to Viamet Pharmaceuticals, Inc.

•

the issuance of              shares of our common stock to holders of Viamet Holdings common shares in conjunction with our conversion to a Delaware corporation based on an exchange ratio of             share of Viamet Pharmaceuticals, Inc. for each common share of Viamet Holdings;

•

the issuance of              shares of our preferred stock to holders of Viamet Holdings preferred shares in conjunction with our conversion to a Delaware corporation based on an exchange ratio of             share of the corresponding class of Viamet Pharmaceuticals, Inc. preferred stock for each Viamet Holdings preferred share;

•

the issuance of              shares of our common stock to holders of Viamet Holdings profits interest shares in conjunction with our conversion to a Delaware corporation pursuant to the terms of such profits interest shares (including the applicable threshold valuation) and our plan of conversion; and

•	the automatic conversion of preferred stock to common stock upon the closing of this offering.

In management’s opinion, the unaudited pro forma condensed consolidated financial statements reflect certain adjustments that are necessary to present fairly our unaudited pro forma condensed consolidated results of operations and our unaudited pro forma condensed consolidated balance sheet as of and for the periods indicated. The pro forma adjustments give effect to events that are (1) directly attributable to the Transactions, (2) factually supportable, and (3) with respect to the statement of comprehensive loss, expected to have a continuing impact on us. The unaudited pro forma condensed consolidated financial statements do not include non-recurring items, including offering related legal and advisory fees. The pro forma adjustments are based on assumptions that management believes are reasonable given the information currently available.

The unaudited pro forma condensed consolidated financial statements are for illustrative and informational purposes only and are not intended to represent what our results of operations or financial position would have been had we operated as a standalone public company during the periods presented or if the Transactions had actually occurred as of the dates indicated. The unaudited pro forma condensed consolidated financial statements should not be considered indicative of our future results of operations or financial position as a standalone public company.

Our historical condensed consolidated financial statements include expenses for certain support functions that are provided on a centralized basis within Viamet Holdings, such as expenses for business technology, facilities, legal, finance, human resources, and business development, among others. These expenses have been allocated based on the most relevant allocation method to the service provided. In addition, there are no income tax expense effects related to the pro forma adjustments as the subsidiaries of Viamet Holdings have a zero effective tax rate and any impact would be offset by a corresponding change in the deferred tax asset valuation allowance.

We will also incur additional costs related to being a standalone public company. As a standalone public company, our total costs related to such support functions may differ from the costs that were historically incurred by Viamet Holdings. We estimate that these costs may exceed the amounts for full year 2013 by a range of approximately $            to $            in 2014. We have not adjusted the accompanying unaudited pro forma condensed consolidated statements of comprehensive loss for any of these estimated costs as they are projected amounts based on estimates and, therefore, are not factually supportable.

Pro Forma Condensed Consolidated Statement of Comprehensive Loss for the Three Months Ended March 31, 2014

	Historical Viamet Holdings	Reorganization and Separation Adjustments	Notes	Conversion Adjustments	Notes		Viamet Pharmaceuticals, Inc. Pro Forma
	(unaudited)
	(in thousands)
Revenue	$365	$(334)	(c)	$—			$31
Related party revenue	—	196	(b)	—			196

Total revenue	365	(138)		—			227

Research and development	3,808	(1,674)	(a),(b),(c)	—			2,134
General and administrative	1,265	(12)	(a)	—			1,253

Total expense	5,073	(1,686)		—			3,387

Operating loss	(4,708)	1,548		—			(3,160)
Change in fair value of financial instruments	(2,574)	—		2,009	(g)		(565)

Net loss	(7,282)	1,548		2,009			(3,725)

Comprehensive loss	$(7,282)	$1,548		$2,009			$(3,725)

Net loss	$(7,282)						$(3,725)
Accretion and deemed dividends—preferred shares	(19,714)			19,714	(e	)

Net loss attributable to common shareholders	$(26,996)						$(3,725)

Net loss per share attributed to common shareholders—basic and diluted loss per share	$(24.54)

Weighted-average number of common shares outstanding—basic and diluted	1,100,000				(f	)

Pro Forma Condensed Consolidated Statement of Comprehensive Loss for the Year Ended December 31, 2013

	Historical Viamet Holdings	Reorganization and Separation Adjustments	Notes	Conversion Adjustments	Notes	Viamet Pharmaceuticals, Inc. Pro Forma
	(unaudited)
	(in thousands)
Revenue	$2,873	$(2,696)	(c)	$—		$177
Related party revenue	—	900	(b)	—		900

Total revenue	2,873	(1,796)		—		1,077

Research and development	10,789	(5,191)	(a),(b),(c)	—		5,598
General and administrative	2,872	12	(a),(c)	—		2,884

Total expense	13,661	(5,179)		—		8,482

Operating loss	(10,788)	3,383		—		(7,405)
Change in fair value of financial instruments	(387)	—		(44)	(g)	(431)

Net loss	(11,175)	3,383		(44)		(7,836)

Comprehensive loss	$(11,175)	$3,383		$(44)		$(7,836)

Net loss	$(11,175)					$(7,836)
Accretion and deemed dividends—preferred shares	(7,516)			7,516	(e)	—

Net loss attributable to common shareholders	$(18,691)					$(7,836)

Net loss per share attributed to common shareholders—basic and diluted loss per share	$(16.99)

Weighted-average number of common shares outstanding—basic and diluted	1,100,000				(f)

Pro Forma Condensed Consolidated Statement of Comprehensive Loss for the Year Ended December 31, 2012

	Historical Viamet Holdings	Reorganization and Separation Adjustments	Notes	Conversion Adjustments	Notes		Viamet Pharmaceuticals, Inc. Pro Forma
	(unaudited)
	(in thousands)
Revenue	$3,484	$(3,434)	(c)	$—			$50
Related party revenue	—	831	(b)	—			831

Total revenue	3,484	(2,603)		—			881

Research and development	8,760	(5,058)	(a),(b),(c)	—			3,702
General and administrative	2,650	(35)	(a),(c)	—			2,615

Total expense	11,410	(5,093)		—			6,317

Operating loss	(7,926)	2,490		—			(5,436)
Change in fair value of financial instruments	(62)	—		(11)	(g)		(73)
Interest income	3	—		—			3

Net loss	(7,985)	2,490		(11)			(5,506)

Comprehensive loss	$(7,985)	$2,490		$(11)			$(5,506)

Net loss	$(7,985)						$(5,506)
Accretion and deemed dividends—preferred shares	(5,328)			5,328	(e)		—

Net loss attributable to common shareholders	$(13,313)						$(5,506)

Net loss per share attributed to common shareholders—basic and diluted loss per share	$(12.10)

Weighted-average number of common shares outstanding—basic and diluted	1,100,000				(f	)

Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2014

	Historical Viamet Holdings	Reorganization and Separation Adjustments	Notes		Conversion Adjustments	Notes		Total Viamet Pharmaceuticals, Inc. Pro Forma
	(unaudited)
	(in thousands)
Current assets
Cash and cash equivalents	$7,383		(d	)	$—
Accounts receivable	347		(d	)	—
Prepaid and other	1,029		(d	)	—

Total current assets	8,759				—
Furniture, fixtures and equipment, net	201		(d	)	—
Other assets	111				—

Total assets	$9,071				$—

Current liabilities
Accounts payable	$1,564		(d	)	$—
Accrued expenses	1,554		(d	)	—
Accrued rent—current	14				—
Deferred revenue	222		(d	)	—
Call option liability	6,348				—

Total current liabilities	9,702				—
Long term liabilities
Accrued rent—long term	139				—
Warrant liability	4,761				(4,761)	(e	)

Total long term liabilities	4,900				(4,761)

Total liabilities	14,602				(4,761)

Redeemable convertible preferred shares	86,530				(86,530)	(e	)
Members’ deficit and stockholders’ deficit
Capital accounts—common (66,237,113 and shares authorized and 4,836,993 and shares issued and outstanding as of March 31, 2014 on an actual and pro forma basis, respectively)	1				—
Accumulated deficit	(92,062)		(d	)	91,291

Total members’ deficit and stockholders’ deficit	(92,061)				91,291

Total liabilities, redeemable convertible preferred shares, members’ deficit and stockholders’ deficit	$9,071				$—

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

(a)	Reflects the elimination of expenses directly related to the prostate business, including employee related expenses, as a result of the distribution of Legacy VPI to our shareholders. The adjustments specific to the distribution of Legacy VPI are as follows:

For the three months ended March 31, 2014:
Research and development	($1,566,000)
General and administrative	($12,000)
For the year ended December 31, 2013:
Research and development	($4,147,000)
General and administrative	($11,000)
For the year ended December 31, 2012:
Research and development	($3,692,000)
General and administrative	($6,000)

(b)	Reflects the impact of the transition services agreement executed between us and Legacy VPI. The adjustments were calculated using actual records of personnel time spent on specific prostate business related research and development projects by us and personnel time spent on specific antifungal business related research and development projects by Legacy VPI as well as time spent directly related to the Dow AgroSciences LLC, or DAS, and Novartis Bioventures Ltd., or Novartis, collaboration agreements, applying a full time equivalent billing rate in accordance with the terms of the transition services agreement. The adjustments are as follows:

For the three months ended March 31, 2014:
Related party revenue	$196,000
Research and development	$34,000
For the year ended December 31, 2013:
Related party revenue	$900,000
Research and development	$108,000
For the year ended December 31, 2012:
Related party revenue	$831,000
Research and development	$78,000

(c)	Reflects the elimination of revenue and expenses (including expense reimbursements) related to the DAS and Novartis collaboration agreements. The adjustments are as follows:

For the three months ended March 31, 2014:
Revenue	($334,000)
Research and development	($142,000)
For the year ended December 31, 2013:
Revenue	($2,696,000)
Research and development	($1,152,000)
General and administrative	$23,000
For the year ended December 31, 2012:
Revenue	($3,434,000)
Research and development	($1,444,000)
General and administrative	($29,000)

(d)	Reflects the adjustments specific to the distribution of Legacy VPI, including net assets associated with the DAS and Novartis collaboration agreements, to Viamet Holdings’ shareholders. It is expected that cash and cash equivalents of $ net of working capital adjustments will be retained by Legacy VPI in accordance with the separation and distribution agreement. This will result in a dividend to Viamet Holdings shareholders of the member units of Legacy VPI with a book value of $ . This excludes stock compensation adjustments, if any, that arise based on the terms of the separation arrangement. The adjustments are as follows:

Debit / (Credit)
Cash and cash equivalents
Accounts receivable
Prepaid and other assets
Furniture, fixtures and equipment, net
Accounts payable
Accrued expenses
Deferred revenue

Accumulated deficit (dividend)

(e)

Reflects adjustments to reclassify the warrant liability ($4,761,000) and the redeemable convertible preferred shares ($86,530,000) to retained earnings (accumulated deficit) to effect the impact of the Reorganization and corporate conversion in which the redeemable convertible preferred shares will be converted into common stock of Viamet. In addition, the unaudited statements of comprehensive loss for the three months ended March 31, 2014 and twelve months ended December 31, 2013 and 2012 reflect the reduction of the accretion and deemed dividends ($19,714,000, $7,516,000 and $5,328,000, respectively) associated with the preferred shares of Viamet Holdings which are assumed to have converted to common stock of Viamet as of January 1, 2012.

(f)	Reflects the adjustments to the common shares outstanding to effect the corporate conversion described in the above headnote.

(g)	Reflects the adjustments related to the fair value of the warrant liability of $2,009,000, ($44,000) and ($11,000) for the three months ended March 31, 2014 and the twelve months ended December 31, 2013 and 2012, respectively, which reflect the instruments having been exercised for preferred shares of Viamet Holdings effective as of January 1, 2012.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and related notes, and our unaudited pro forma condensed consolidated financial statements and the related notes, appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, future financial performance, expense levels and liquidity sources, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel antifungal agents based on our proprietary metalloenzyme medicinal chemistry platform, which we call our Metallophile® Technology. We are using our platform to design drugs that we expect to have greater selectivity, fewer side effects and improved potency compared to currently available antifungal agents. Fungal infections represent a significant medical problem, and include highly prevalent mucosal and dermatologic infections, as well as life-threatening invasive central nervous system and systemic infections. We are developing distinct antifungal agents for each of these major categories.

Our lead product candidate, VT-1161, is an oral agent that we are developing for the treatment of recurrent vulvovaginal candidiasis, or RVVC, a highly prevalent mucosal infection for which there are no approved therapies in the United States, and onychomycosis, a very common fungal infection of the nail for which current treatments are suboptimal with respect to safety, tolerability and efficacy.

We are currently completing two proof of concept Phase 2a clinical trials of VT-1161, one for the treatment of moderate to severe acute vulvovaginal candidiasis, or AVVC, commonly known as vaginal yeast infection, and a second for the treatment of moderate to severe interdigital tinea pedis, a dermatologic infection commonly known as athlete’s foot. We expect to begin Phase 2b clinical trials for VT-1161 in RVVC and onychomycosis in the second half of 2014. We are also developing VT-1129 as an oral agent for cryptococcal meningitis, a life-threatening invasive fungal infection of the lining of the brain and spinal cord. We anticipate submitting an investigational new drug application, or IND, for VT-1129 to the U.S. Food and Drug Administration, or the FDA, during the first half of 2015, and we recently applied to the FDA for orphan drug designation. Our third program, VT-1598 and related analogues, is in preclinical development with a goal of developing an oral and intravenous therapy for the treatment of invasive fungal infections.

We are currently a Delaware limited liability company named Viamet Pharmaceuticals Holdings, LLC, or Viamet Holdings. Prior to December 2011, we operated as Viamet Pharmaceuticals, Inc., or VPI, a Delaware corporation that was incorporated in December 2004 as a research and development company initially focused on the development of compounds for the treatment of fungal diseases and, later, prostate cancer. In December 2011, Viamet Holdings was formed and made the parent of VPI through the exchange of VPI’s capital stock for membership interests in Viamet Holdings. Since December 2011, we have operated two main businesses, the prostate business, which is operated through VPI and primarily focuses its research and development on discovery and development of product candidates to treat patients with prostate cancer, and the human antifungal business, which is primarily operated through our remaining subsidiaries. The prostate business has developed a product candidate, VT-464, or the prostate candidate, which is in the early stages of clinical development.

In connection with this offering, Viamet Holdings will form a wholly owned limited liability company subsidiary and contribute the stock of VPI to it. We refer to VPI and this parent limited liability company that will be created for it collectively as Legacy VPI. Prior to conducting this offering, we will spin off the prostate business, along with our collaboration programs, in the form of a distribution of Legacy VPI to our existing equity holders. Prior to the distribution of Legacy VPI, the Viamet Pharmaceuticals, Inc. name and certain assets related to the antifungal business held by Legacy VPI will be transferred to one or more of the subsidiaries of Viamet Holdings engaged in the antifungal business. In connection with this corporate reorganization, warrants to purchase series C1 preferred shares will be automatically net exercised. Additionally, we expect that 11 of the existing 14 Legacy VPI employees will become our only full-time employees. Thereafter and immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, Viamet Holdings will be converted into a Delaware corporation and renamed Viamet Pharmaceuticals, Inc. Upon the closing of our initial public offering, all of the shares of preferred stock issued to our members in the conversion to a corporation will convert into shares of our common stock. We refer to the asset transfer, the Legacy VPI distribution, our conversion to a Delaware corporation and the associated recapitalization collectively as the Reorganization.

The following diagrams illustrate our ownership and organizational structure, before and after giving effect to the Reorganization and this offering:

Before Reorganization

After Reorganization and the Offering

To date, we have devoted substantially all of our resources to our research and development efforts relating to our product candidates, including activities to develop our Metallophile Technology and our core capabilities in the study of metalloenzyme inhibitors, identify potential product candidates, undertake preclinical studies and clinical trials, manufacture our product candidates to support our preclinical studies and clinical trials, acquire and protect rights to our intellectual property, raise capital to support our research and development efforts and provide general and administrative support for these operations. We do not have any products approved for sale and have not generated any revenue from product sales. To date, we have financed our operations primarily through private placements of equity securities. To a lesser extent, we have financed our operations through our collaborations with Dow AgroSciences LLC, or DAS, and Novartis Bioventures Ltd., or Novartis, a grant from the National Institutes of Health, or the NIH, for research on inhibitors for the oral treatment of CNS Coccidioides, the causative organism of valley fever, or the NIH grant, and a Therapeutic Discovery Tax Credit grant from the Internal Revenue Service, or IRS. Since inception, we have raised an aggregate of $70.4 million to fund our operations, of which:

•	$32.0 million was in the form of gross proceeds from the sale of VPI preferred stock;

•	$25.0 million was in the form of gross proceeds from the sale of our series C1 preferred shares;

•	$12.6 million was through payments under our collaborations with DAS and Novartis, both of which will be retained by Legacy VPI after the Reorganization; and

•	$0.7 million was through grants from the NIH and the IRS.

Other than our grants, substantially all of our revenue to date has been collaboration revenue, which we first began to generate in November 2010. We recognized collaboration revenue of approximately $0.3 million for the three months ended March 31, 2014.

Since inception, we have incurred significant operating losses. As of March 31, 2014, we had an accumulated deficit of $92.1 million. Our net loss was $8.0 million for the year ended December 31, 2012, $11.2 million for the year ended December 31, 2013 and $7.3 million for the three months ended

March 31, 2014. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from general and administrative costs associated with our operations.

We expect to incur increasing operating losses for at least the next several years. We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we initiate and conduct our planned Phase 2b clinical trials for VT-1161 in RVVC and onychomycosis. If either or both of these trials are successful, we expect that our expenses will increase further as we conduct Phase 3 clinical trials. We also expect our expenses to increase as we initiate and conduct clinical trials of VT-1129 for the treatment of cryptococcal meningitis and advance VT-1598 and its analogues for the treatment of invasive fungal infections through preclinical development and into clinical development.

We do not expect to generate revenue from product sales unless and until we, or our collaborators, if any, successfully complete development and obtain marketing approval for one or more of our product candidates, which we expect will take a number of years and is subject to significant uncertainty. We do not currently have an internal capability to manufacture our product candidates, and, to date, all of our manufacturing activities have been performed by third parties. Additionally, we currently utilize third party clinical research organizations, or CROs, to carry out our preclinical studies and clinical trials and we do not yet have a sales organization. If we obtain, or believe that we are likely to obtain, marketing approval for any of our product candidates for which we retain commercialization rights, we expect to incur significant commercialization expenses related to product sales, marketing, manufacturing and distribution. Furthermore, upon the closing of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in connection with our continuing operations.

We expect to fund our operations through a combination of equity offerings, debt financing, government or other third party funding, collaborations and licensing arrangements for at least the next several years. However, we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms or at all. Our failure to raise capital or enter into such other arrangements may force us to delay, limit, reduce or terminate our research and development programs and could have a material adverse effect on our financial condition and our product development. We will need to generate significant revenues to achieve sustained profitability and we may never do so.

Our recurring operating losses and our net capital deficiency raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2013 with respect to this uncertainty. We have no current source of revenue sufficient to sustain our present activities, and we do not expect to generate product revenue until, and unless, the FDA or other regulatory authorities approve VT-1161 or another one of our product candidates and we successfully commercialize such product candidate. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations.

Financial Operations Overview

Revenue

To date, we have not generated any revenues from the sale of products. All of our revenue to date has been derived from payments under our collaborations with DAS and Novartis and grants from the NIH and the IRS. To date, we have not generated any revenues in connection with our antifungal programs other than through the grants from the NIH and the IRS. We may generate revenue in the future from government contracts and grants and payments under future collaborations, however we do not expect to generate revenue from product sales unless and until we obtain marketing approval for, and commercialize, VT-1161 or one of our other product candidates.

Collaborations

Novartis. In June 2009, we entered into an option agreement with Novartis to discover and develop metalloenzyme inhibitors of interest to Novartis. On February 1, 2010, we reached agreement with Novartis on the selection of a therapeutic target, which triggered an upfront payment of $1.5 million to fund the research and development process. We recorded a non-refundable, non-creditable $1.5 million payment as deferred revenue and recognized the revenue on a straight-line basis over a period of 17 months, representing the original estimated performance period associated with the payment. Upon successful completion of certain items specified in the option agreement, we would receive royalty payments, as well as sales and development milestone payments. As of March 31, 2014, no such items have been completed and therefore no royalty or milestone payments have been received.

Under the Novartis agreement, the identification of a metalloenzyme inhibitor that meets certain in vitro criteria triggers a second payment of $1.5 million to fund additional research and development. In May 2012, Novartis made an additional non-refundable, non-creditable $1.5 million payment to continue to fund the research and development process related to an identified metalloenzyme. We deferred the entire payment and recognized the revenue on a straight-line basis over a period of 20 months, representing the estimated performance period associated with the payment. We recognized $0.6 million of the payment as licensing revenue for the year ended December 31, 2012 and $0.9 million of the payment as licensing revenue for the year ended December 31, 2013. The deferred revenue balance related to the upfront license for the Novartis collaboration was $0.9 million at December 31, 2012 and zero at December 31, 2013. We recognized $0.2 million of the payment as licensing revenue for the three months ended March 31, 2013 and zero as licensing revenue for the three months ended March 31, 2014. The Novartis agreement is scheduled to expire in January 2015.

Dow AgroSciences. In November 2010, we entered into an Option, Research, Collaboration and License Agreement with DAS to discover and develop metalloenzyme inhibitors of interest to DAS. The initial term of this agreement was two years, with the option, exercisable by DAS, to extend the agreement in one year increments for up to four years. DAS previously exercised its right to extend the agreement for an additional year on April 27, 2012 and again on June 27, 2013. As such, the current termination date of the agreement is October 31, 2014.

The agreement requires DAS to pay a non-refundable, non-creditable license fee of $4.5 million, payable in three equal payments. The first payment was due upon execution, and the remaining payments were due within 45 days of January 1, 2011 and 2012. We recorded the entire $4.5 million receivable as deferred revenue and recognized the revenue on a straight-line basis over the term of the agreement, initially 24 months. As a result of the April 2012 extension, we revised the estimated performance period to run through October 2013. As a result of the June 2013 extension, we revised the estimated performance period to run through October 2014.

Under the DAS Agreement, we recognized $1.3 million of the upfront fee as licensing revenue for the year ended December 31, 2012 and $0.4 million of the upfront fee as licensing revenue for the year ended December 31, 2013. At December 31, 2012, the deferred revenue was $0.6 million and at December 31, 2013, the deferred revenue was $0.2 million. We recognized $0.2 million of the upfront fee as licensing revenue for the three months ended March 31, 2013 and $0.1 million of the upfront fee as licensing revenue for the three months ended March 31, 2014. At March 31, 2014, the deferred revenue related to the upfront license with the DAS collaboration was $0.2 million. Upon successful completion of certain items specified in the agreement with DAS, we would be eligible to receive royalty payments and development milestone payments of up to $13.3 million in the aggregate for each indication. As of March 31, 2014, no such items have been completed and therefore no royalty or milestone payments have been received.

The agreement also requires DAS to fund collaboration research efforts through the end of the contract term, which has been extended to October 31, 2014. Payments for research and development services under the agreement include our personnel expenses, on a contractual rate, as well as direct research expenses. We recognize research collaboration payments as revenue in the period the research effort occurs.

We recognized a total of $1.6 million as collaboration revenue for the year ended December 31, 2012 and a total of $1.4 million as collaboration revenue for the year ended December 31, 2013. Our total direct program expense was $1.2 million for 2012 and $1.0 million for 2013. We recognized a total of $0.4 million as collaboration revenue for the three months ended March 31, 2013 and $0.3 million as collaboration revenue for the three months ended March 31, 2014. Our total direct program expense was $0.3 million for the three months ended March 31, 2013 and $0.2 million for the three months ended March 31, 2014.

Grants and Other Funding

Therapeutics for Rare and Neglected Disease Program. In September 2011, we entered into a Cooperative Research and Development Agreement, or CRADA, with the NIH’s Therapeutics for Rare and Neglected Disease Program, or TRND, to develop VT-1129 as an antifungal therapy for cryptococcal meningitis. TRND provides financial support for development under the CRADA through direct payment of vendors supporting the development. Under the terms of the agreement, we provide technical support for the project. We do not recognize any revenue in connection with the CRADA.

NIH Grant. In June 2012, we were awarded the NIH grant. The total award of the grant is $0.3 million and covers the period June 2012 through May 2014. We recognized $50,000 as other revenue for the year ended December 31, 2012 and $0.2 million for the year ended December 31, 2013. We recognized $57,000 as other revenue for the three months ended March 31, 2013 and $31,000 as other revenue for the three months ended March 31, 2014.

Defense Medical Research and Development Program. In April 2014, we received notice from the Defense Medical Research and Development Program that our proposed program, Development and Preclinical Evaluation of VT-1598, a Broad-Spectrum and Safe Antifungal to Prevent Fungal (Mold) Infections of Battlefield Wounds, will receive a Military Infectious Diseases Applied Research Award, or the DMRDP grant. We expect the program to have a duration of 31 months and provide approximately $2.0 million in funding.

We will spin off the Novartis and DAS agreements, in addition to the prostate business, with Legacy VPI in the Reorganization. We intend to terminate the CRADA upon completion of this offering. Other than the NIH grant and the DMRDP grant, the assets that we will retain after the Reorganization have not generated any revenue.

Research and Development Expenses

Research and development expenses consist primarily of costs incurred for the development of our product candidates, which include:

•	employee-related expenses, including salaries, benefits and travel expense;

•	expenses incurred under agreements with CROs, and investigative sites that conduct our preclinical studies and clinical trials;

•	the cost of acquiring, developing and manufacturing clinical trial materials;

•	expenses related to consultants and advisors; and

•	expenses associated with preclinical and regulatory activities.

We expense research and development costs as incurred. We recognize external development costs based on an evaluation of the progress to completion of specific tasks using information and data provided to us by our vendors and our clinical sites.

We record direct research and development expenses, consisting principally of external costs, such as fees paid to investigators, consultants and CROs in connection with our clinical trials, and costs related to manufacturing or purchasing clinical trial materials, to specific product programs. Additionally, we record employee related direct research and development expenses to specific product programs. We do not allocate costs associated with our platform and other indirect costs to specific product programs because these costs are deployed across multiple product programs under research and development and, as such, are separately classified. The table below provides research and development expenses incurred for each of our principal programs and other expenses by category.

	Year ended December 31,		Three months ended March 31,
	2012	2013	2013	2014
			(unaudited)
	(in thousands)
Direct program expenses:
VT-1161	$2,215	$4,246	$377	$1,795
VT-1129(1)	161	92	24	29
VT-1598 and analogues	125	105	34	23
Prostate candidate	3,986	4,096	1,331	1,522
Other programs	1,894	1,749	487	272

Indirect expenses:
Employees	332	359	90	134
Other expenses	47	142	36	33

Total research and development expenses	$8,760	$10,789	$2,379	$3,808

(1)

External research and development activities related to VT-1129 have been paid for under our CRADA with TRND. The amounts shown in the table for VT-1129 represent employee related direct research and development expenses.

We expect our research and development expenses to increase substantially as compared to prior periods in connection with conducting our planned Phase 2b clinical trials for VT-1161 in RVVC and onychomycosis, and, if either or both of these trials are successful, advancing VT-1161 into Phase 3 clinical trials. We also expect our expenses to increase as we initiate and conduct clinical trials of VT-1129 for cryptococcal meningitis and advance VT-1598 and its analogues for the treatment of invasive fungal infections through preclinical development. If any of our product candidates successfully complete Phase 3 clinical trials, we intend to seek marketing approval for such product candidate in the United States and, whether alone or in collaboration with third parties, in the European Union and other jurisdictions.

The successful development and commercialization of our product candidates is highly uncertain. This is due to the numerous risks and uncertainties associated with product development and commercialization, including the uncertainty of:

•	the scope, progress, outcome and costs of our clinical trials and other research and development activities;

•	the efficacy and potential advantages of our product candidates compared to alternative treatments, including any standard of care;

•	our ability to manufacture, market, commercialize and achieve market acceptance for any of our product candidates that we are developing or may develop in the future;

•	our ability to obtain, maintain, defend and enforce patent claims and other intellectual property rights;

•	the performance of our collaborators, if any;

•	significant and changing government regulation; and

•	the timing, receipt and terms of any marketing approvals.

A change in the outcome of any of these variables with respect to the development of VT-1161 or any other product candidate that we may develop could mean a significant change in the costs and timing associated with the development of that product candidate. For example, if the FDA or another regulatory authority requires us to conduct clinical trials or other testing beyond those that we currently contemplate or if we experience significant delays in enrollment in any of our clinical trials, we could be required to expend significant additional financial resources and time on the completion of clinical development of that product candidate.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related costs for personnel, including equity-based compensation, in executive, operational, finance and accounting resource functions. Other general and administrative expenses include professional fees for legal, patent, consulting and accounting services.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research and development of our product candidates. We also anticipate increased accounting, audit, legal, regulatory, compliance, insurance and investor and public relations expenses associated with being a public company. Additionally, if and when we believe a regulatory approval of the first product candidate that we intend to commercialize on our own appears likely, we anticipate an increase in payroll and related expenses as a result of our preparation for commercial operations, especially as it relates to the sales and marketing of our product candidates.

Other Income (Expense), Net

Other income (expense), net consists primarily of the gain or loss associated with the change in the fair value of our call option and warrant liability.

Results of Operations

Comparison of the Three Months Ended March 31, 2013 and 2014

The following unaudited table summarizes the results of our operations for each of the three months ended March 31, 2013 and 2014, together with the changes in those items in dollars and as a percentage:

	Three months ended March 31,		$ Change	% Change
	2013	2014
	(unaudited) (in thousands)
Total revenue	$890	$365	$(525)	(59.0%)
Operating expenses:
Research and development	2,379	3,808	1,429	60.1%
General and administrative	626	1,265	639	102.1%

Total operating expenses	3,005	5,073	2,068	68.8%

Operating loss	(2,115)	(4,708)	(2,593)	122.6%
Other income (expense), net	(31)	(2,574)	(2,543)	NA

Net loss	$(2,146)	$(7,282)	$(5,136)	239.3%

Revenue.    Revenue was $0.4 million for the three months ended March 31, 2014 compared to $0.9 million for the three months ended March 31, 2013. The decrease of $0.5 million was due primarily to decreases in recognition under our collaborations with DAS and Novartis related to license fee and collaboration research revenue. Other than $57,000 for the three months ended March 31, 2013 and $31,000 for the three months ended March 31, 2014 attributable to the NIH grant, the revenue reported in each period was attributable exclusively to collaborations that are not associated with the antifungal business.

Research and development expenses.    Research and development expenses were $3.8 million for the three months ended March 31, 2014 compared to $2.4 million for the three months ended March 31, 2013. The increase of $1.4 million was primarily due to increased expenses associated with our clinical development programs, partially offset by decreased expenses associated with our preclinical programs, as follows:

•	expenses associated with VT-1161 increased by $1.4 million due to drug substance and product costs, costs associated with safety and toxicology studies and clinical trial expenses;

•	expenses associated with the prostate candidate increased by $0.2 million due to clinical trial expenses; and

•	expenses associated with VT-1598 and other programs decreased $0.2 million due to decreased activity under our Novartis and DAS collaborations.

General and administrative expenses.    General and administrative expenses were approximately $1.3 million for the three months ended March 31, 2014 compared to $0.6 million for the three months ended March 31, 2013. The increase of $0.6 million was primarily due to increased legal and accounting expenses.

Other income (expense), net.    Other income (expense), net was $(2.6) million for the three months ended March 31, 2014 compared to $(31,000) for the three months ended March 31, 2013. The increase of $(2.5) million in other income (expense) net resulted from a change in the fair value of warrants and call options issued in connection with our series C1 preferred share financing.

Comparison of the Years Ended December 31, 2012 and 2013

The following table summarizes the results of our operations for each of the years ended December 31, 2012 and 2013, together with the changes in those items in dollars and as a percentage:

	Year ended December 31,		$ Change	% Change
	2012	2013
	(in thousands)
Total revenue	$3,484	$2,873	$(611)	(17.5%)
Operating expenses:
Research and development	8,760	10,789	2,029	23.2%
General and administrative	2,650	2,872	222	8.4%

Total operating expenses	11,410	13,661	2,251	19.7%

Operating loss	(7,926)	(10,788)	(2,862)	36.1%
Other income (expense), net	(59)	(387)	(328)	555.9%

Net loss	$(7,985)	$(11,175)	$(3,190)	39.9%

Revenue.    Revenue was $2.9 million for the year ended December 31, 2013 compared to $3.5 million for the year ended December 31, 2012. The decrease of $0.6 million was due primarily to decreases in recognition under our collaborations with DAS and Novartis related to license fee and collaboration research revenue. Other than $50,000 for the year ended December 31, 2012 and $0.2 million for the year ended December 31, 2013 attributable to the NIH grant, the revenue reported in each period was attributable exclusively to our collaborations, which are not associated with the antifungal business.

Research and development expenses.     Research and development expenses were $10.8 million for the year ended December 31, 2013 compared to $8.8 million for the year ended December 31, 2012. The increase of $2.0 million was primarily due to increased expenses associated with our clinical development programs, partially offset by decreased expenses associated with our preclinical programs, as follows:

•	expenses associated with VT-1161 increased $2.0 million due to drug substance and product costs and costs associated with safety and toxicology studies;

•	expenses associated with the prostate candidate increased $0.2 million due to clinical trial expenses; and

•	expenses associated with VT-1598 and other programs decreased by $0.2 million due to decreased activity under our Novartis and DAS collaborations.

General and administrative expenses.    General and administrative expenses were $2.9 million for the year ended December 31, 2013 compared to $2.7 million for the year ended December 31, 2012. The increase of $0.2 million was primarily due to increased legal expenses.

Other income (expense), net.    Other income (expense), net was $(0.4) million for the year ended December 31, 2013 compared to $(59,000) for the year ended December 31, 2012. The increase of $(0.3) million in other income (expense) net resulted primarily from a change in the fair value of warrants and call options issued in connection with our series C1 preferred stock financing.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception through March 31, 2014, we have funded our operations principally through the private placement of approximately $57.0 million of equity securities, $12.6 million from payments under collaboration agreements with DAS and Novartis and $0.8 million from grants and other sources. As of March 31, 2014, we had cash and cash equivalents of approximately $7.4 million. We invest cash in excess of immediate requirements in accordance with our investment policy, primarily with a view to liquidity and capital preservation.

Our future capital requirements will depend on many factors, including our results of operations and the expansion of our research and development, sales and marketing and general and administrative functions. If we require additional capital resources to grow our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity, or raise funds through debt financing or other sources. The sale of additional equity could result in additional dilution to our stockholders. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility, and would also require us to incur additional interest expense. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain financing on terms favorable to us. As a result of our continued losses, our independent registered public accounting firm has included an explanatory paragraph in its report on our financial statements expressing substantial doubt as to our ability to continue as a going concern.

Cash Flows

As of March 31, 2014, we had cash and cash equivalents of $7.4 million. The following table sets forth the primary sources and uses of cash for each of the periods set forth below:

	Year ended December 31,		Three months ended March 31,
	2012	2013	2013	2014
			(unaudited)
	(in thousands)
Net cash (used in) provided by:
Operating activities	$(6,851)	$(11,491)	$(1,858)	$(4,009)
Investing activities	(82)	(9)	(2)	(3)
Financing activities	2,928	11,893	1,975	9,960

Net (decrease) increase in cash and cash equivalents	$(4,005)	$393	$115	$5,948

Operating Activities

Net cash used in operating activities of $6.9 million during the year ended December 31, 2012, was primarily a result of our $8.0 million net loss, increased by $1.9 million of deferred revenue recognition related to the DAS and Novartis license fees, partially offset by $3.0 million of cash receipts related to these agreements. In February 2012, we received the third and final $1.5 million cash payment for upfront license fees from DAS and, in May 2012, we received a $1.5 million cash payment from Novartis. The payment received from DAS is reflected as a decrease of accounts receivable due to the timing of cash receipt. The Novartis payment is reflected as an increase of deferred revenue. Net cash used in operating activities related to DAS collaboration efforts in 2012 is reflected as an increase of deferred revenue of $0.2 million. Additionally, we incurred approximately $0.3 million of non-cash expenses during 2012.

Net cash used in operating activities of $11.5 million during the year ended December 31, 2013, was primarily a result of our $11.2 million net loss, increased by $1.3 million of deferred revenue recognition related to the DAS and Novartis license fees, and $0.5 million of prepaid and other assets, partially offset by $0.7 million of non-cash expenses and a $0.5 million increase of accrued expenses. License fee deferred revenue recognition decreased due to an extension option exercised by DAS in June 2013, extending the period of time over which the remaining deferred revenue balance relating to the DAS agreement will be recognized. Increases in prepaid and other assets and accrued expenses are primarily driven by research and development efforts associated with our ongoing clinical trials. The increase in non-cash expenses was primarily driven by $0.4 million of change in fair value recognized on the warrants and call options during 2013.

Net cash used in operating activities of $1.9 million during the three months ended March 31, 2013, was primarily a result of our $2.1 million net loss, increased by $0.4 million of deferred revenue recognition related to the DAS license fee, partially offset by increases of $0.4 million of accrued expenses and $0.1 million of non-cash expenses. Accrued expenses increased as a result of research and development efforts associated with clinical trials.

Net cash used in operating activities of $4.0 million during the three months ended March 31, 2014, was primarily a result of our $7.3 million net loss, an increase of $0.3 million of prepaid and other assets, partially offset by $2.7 million of non-cash expenses and an increases of $0.7 million of accounts payable and $0.6 million of accrued expenses. Non-cash expenses for the three months ended March 31, 2014 was primarily attributable to $2.6 million recognized as a result of the change in fair value of the warrants and call options outstanding as of period end. Increases in accounts payable and accrued expenses were primarily driven by intellectual property related legal fees and additional research and development efforts related to our clinical trials.

Investing Activities

Net cash used in investing activities during all periods presented primarily reflects purchases of furniture, fixtures and equipment.

Financing Activities

Net cash provided by financing activities in the year ended December 31, 2012 primarily consisted of approximately $2.9 million of net proceeds from the sale of the initial tranche of our series C1 redeemable convertible preferred shares, which we received in October 2012.

Net cash provided by financing activities for the year ended December 31, 2013 primarily consisted of approximately $11.9 million of net proceeds from the sale of the second, third and fourth tranches of our series C1 redeemable convertible preferred shares, of which we received $2.0 million, $4.9 million and $5.0 million in February, June and October 2013, respectively.

Net cash provided by financing activities for the three months ended March 31, 2013, primarily consisted of approximately $2.0 million of net proceeds from the sale of the second tranche of our series C1 redeemable convertible preferred shares, which we received in February 2013.

Net cash provided by financing activities for the three months ended March 31, 2014, primarily consisted of approximately $10.0 million of net proceeds from the sale of the fifth tranche of our series C1 redeemable convertible preferred shares, which we received in February 2014.

Funding Requirements

To date, we have not generated any revenues from product sales and have financed our operations primarily through private placements of our preferred stock and, to a lesser extent, through our collaborations, the NIH grant and the IRS grant. We have devoted substantially all of our financial resources and efforts to research and development, including preclinical studies and, beginning in 2011, clinical trials. We are still in the early stages of development of our product candidates, and we have not completed development of any product candidate. We expect to continue to incur significant expenses and operating losses over the next several years. Our net losses may fluctuate significantly from quarter to quarter and year to year. Net losses and negative cash flows have had, and will continue to have, an adverse effect on our members’ deficit and working capital. We anticipate that our expenses will increase substantially if and as we:

•	continue our Phase 2a clinical trials of VT-1161 for AVVC and interdigital tinea pedis;

•	initiate our Phase 2b clinical trials of VT-1161 in patients with RVVC and patients with onychomycosis;

•	initiate and continue the research and development of our other product candidates and potential product candidates, including VT-1129 and VT-1598 and its analogues;

•	seek to discover and develop additional product candidates;

•	seek regulatory approvals for any product candidates that successfully complete clinical trials;

•	establish a sales, marketing and distribution infrastructure in the future to commercialize any products for which we may obtain regulatory approval;

•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;

•	maintain, expand and protect our intellectual property portfolio;

•	hire additional clinical, quality control and scientific personnel; and

•

add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts and personnel and infrastructure necessary to help us comply with our obligations as a public company.

As of March 31, 2014, we had cash and cash equivalents of $7.4 million. We believe that the net proceeds from this offering will enable us to fund our operating expenses and capital expenditure requirements for at least the next          months.

We intend to devote the net proceeds from this offering and our cash and cash equivalents and short term investments to fund clinical development of VT-1161, our lead product candidate, to fund research and development to advance our pipeline of additional product candidates, including VT-1129 and VT-1598 and its analogues and for working capital and other general corporate purposes. We will need to obtain significant financing, in addition to the net proceeds of this offering, prior to the commercialization of any of our product candidates.

We estimate that we will incur external research and development expenses of approximately $         million to complete our planned Phase 2b clinical trials for VT-1161 in RVVC and onychomycosis by mid-2016, approximately $         million to complete our preclinical studies and planned Phase 1 clinical trials for VT-1129 in cryptococcal meningitis, and approximately $         million to complete our preclinical studies, submit our IND for, and initiate Phase 1 clinical trials of, VT-1598 or one of its analogues for the treatment of invasive fungal infections. We have based these estimates on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. At this time, we cannot reasonably estimate the remaining costs necessary to conduct Phase 3 clinical trials and commercialize VT-1161 for the treatment of RVVC or onychomycosis, including commercial manufacturing of VT-1161, or the nature, timing or costs of the efforts necessary to complete the development of any other product candidate.

Our future capital requirements, both short-term and long-term, will depend on many factors, including:

•	the progress, timing, costs and results of our ongoing Phase 2a clinical trials of VT-1161 and our planned Phase 2b clinical trials of VT-1161;

•

the scope, progress, timing, costs and results of clinical trials of, and research and preclinical development efforts for, our other product candidates, including VT-1129 and VT-1598 and its analogues, and any future product candidates;

•	our ability to enter into and the terms and timing of any collaborations, licensing or other arrangements that we may establish;

•	the number and development requirements of other product candidates that we pursue;

•	the costs, timing and outcome of regulatory review of our product candidates by the FDA and comparable non-U.S. regulatory authorities;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing approval;

•	the revenue, if any, received from commercial sales of our product candidates for which we receive marketing approval;

•	our headcount growth and associated costs as we expand our research and development and establish a commercial infrastructure;

•	the costs and timing of preparing, filing and prosecuting patent applications, maintaining and enforcing our intellectual property rights and defending any intellectual property-related claims;

•	the extent to which we acquire or in-license other products and technologies;

•	the costs of operating as a public company; and

•	the effect of competing technological and market developments.

Until such time, if ever, as we can generate substantial product revenues, we expect to finance our cash needs through a combination of equity offerings, debt financings, government or other third party funding, collaborations and licensing arrangements. Other than our existing collaborations, which will be spun off with Legacy VPI, and the NIH grant and the DRMDP grant, which will provide limited funding, we do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through government or other third party funding, collaborations or licensing arrangements, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market products or product candidates that we would otherwise prefer to develop and market ourselves.

Our recurring operating losses and our net capital deficiency raise substantial doubt about our ability to continue as a going concern. As a result, our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements as of and for the year ended December 31, 2013 with respect to this uncertainty. We have no current source of revenue sufficient to sustain our present activities, and we do not expect to generate product revenue until, and unless, the FDA or other regulatory authorities approve VT-1161 or another one of our product candidates and we successfully commercialize such product candidate. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations.

Critical Accounting Policies and Significant Judgments and Estimates

This management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, and expenses and the disclosure of contingent assets and liabilities in our financial statements. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue recognition, accrued research and development expenses, warrant and call option liabilities, equity-based compensation and tax credit carry forwards. We base our estimates on historical experience, known trends and events and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in the notes to our financial statements appearing at the end of this prospectus, we believe the following accounting policies to be most critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

We use the revenue recognition guidance established by the Financial Accounting Standards Board, or FASB, in Accounting Standards Codification, or ASC, Topic 605, Revenue Recognition, or ASC 605. Our revenues generally consist of licensing revenue and fees for research services from license or collaboration agreements and grant revenue. We recognize revenues when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured. For arrangements that include multiple deliverables, we identify separate units of accounting if certain separation criteria are met in accordance with ASC Topic 605-25, Multiple Element Arrangements, or ASC 605-25. This evaluation requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship. If we determine they are separable according to the separation criteria of ASC 605-25, we will recognize revenue separately for each unit.

The consideration for the arrangement is allocated to the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. If management determines the arrangement constitutes a single unit of accounting, the revenue recognition policy must be determined for the entire arrangement and the consideration received is recognized over a period of inception through the date on which the last deliverable is expected to be delivered as a combined unit. We typically receive upfront, nonrefundable payments when licensing our intellectual property in conjunction with a research and development agreement. We believe that these payments generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services that we provide under applicable agreements. Accordingly, we account for these elements as one unit of accounting and recognize upfront, nonrefundable payments as licensing revenue on a straight-line basis over its contractual or estimated performance period, which is typically the term of our research and development performance obligations. As a result, we are required to make estimates regarding development timelines for compounds being developed pursuant to a strategic collaboration agreement. Amounts received in advance of services performed are recorded as deferred revenue until earned. Revisions to the estimated period of recognition are reflected in revenue prospectively.

Our collaboration agreements may also contain contingent non-refundable payments based on the achievement of milestone events. Revenue related to these non-refundable payments is recognized in accordance with ASC Topic 605-28, Milestone Method, or ASC 605-28. At the inception of each agreement that includes contingent milestone payments, management must evaluate whether the contingencies underlying each milestone are substantive and at risk to both parties, specifically reviewing factors such as the scientific and other risks that must be overcome to achieve the milestone, as well as the level of effort and investment required. Revenues from milestones, if they are nonrefundable, are recognized in licensing revenue upon successful accomplishment of the milestones if all of the following conditions are met: (i) achievement of the milestone event was not reasonably assured at the inception of the arrangement; (ii) substantive effort is involved to achieve the milestone event; and (iii) the amount of the milestone payment appears reasonable in relation to the effort expended, the other milestone payments in the arrangement and the related risk associated with the achievement of the milestone event. A milestone is considered substantive if it meets all of the following criteria: (A) the payment is commensurate with either our performance to achieve the milestone or with the enhancement of the value of the delivered item; (B) the payment relates solely to past performance; and (C) the payment is reasonable relative to all of the deliverables and payment terms within the arrangement. If any of these conditions are not met, the milestone payment is deferred and is recognized on a straight-line basis over the remaining performance obligation. We evaluate factors such as the scientific, clinical, regulatory, commercial and other risks that must be overcome to achieve the particular milestone and the level of effort and investment required to achieve the particular milestone in making this assessment. There is considerable judgment involved in determining whether a milestone satisfies all of the criteria required to conclude that a milestone is substantive. We have concluded that certain of the preclinical and clinical development milestone payments pursuant to our collaboration and license arrangements with DAS and Novartis are substantive. Accordingly, in accordance with ASC 605-28, we will recognize revenue in its entirety upon successful accomplishment of these milestones, assuming all other revenue recognition criteria are met. The DAS and Novartis agreements will be spun off with Legacy VPI and such revenue recognition will not affect our financial performance after the Reorganization. Milestones that are not considered substantive are recognized as earned if there are no remaining performance obligations or over the remaining period of performance, assuming all other revenue recognition criteria are met. Payments received or for which collection is reasonably assured after meeting performance obligations are recognized as earned.

Our collaboration agreements may also include payment for research and development services provided by us on a contractual rate and direct expense basis. We record such payments as revenue in accordance with the agreements as activities are incurred when we act as principal in the transaction.

Grant payments received prior to our performance of work required by the terms of the award are recorded as deferred revenue and recognized as grant revenue as we perform the work and incur qualifying costs.

Accrued/Prepaid Development Expenses

As part of the process of preparing our financial statements, we are required to estimate our accrued research and development expenses. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us at that time. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. The significant estimates in our accrued research and development expenses are related to fees paid to CROs and other vendors in connection with research and development activities for which we have not yet been invoiced.

We account for clinical trial expenses according to the progress of the trial as measured by patient enrollment, patient progression and the timing of various aspects of the trial. We determine accrual estimates through discussion with applicable personnel and outside service providers as to the progress of trials, or services completed. During the course of a clinical trial, we adjust our rate of clinical trial expense recognition if actual results differ from our estimates. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known at that time. Our objective is to reflect the appropriate clinical trial expenses in our financial statements by matching those expenses with the period in which services and efforts are expended. Our clinical trial accrual is dependent upon the timely and accurate reporting of contract research organizations and other third party vendors. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low for any particular period. Depending on the timing of payments made to vendors based on the estimate of clinical trial activities, the resulting balance will be reflected as either a prepaid asset (advance payments) or an accrual on the balance sheet.

Valuation of Financial Instruments and Equity Based Compensation

Financial Instruments—Warrant and Call Option Liabilities

We account for our warrants issued to purchase series C1 redeemable convertible preferred shares and call options to purchase additional series C1 redeemable convertible preferred shares in accordance with ASC Topic 480, Distinguishing Liabilities from Equity, which requires that each financial instrument, other than an outstanding share, that, at inception, includes an obligation to repurchase the issuer’s equity shares regardless of the timing or likelihood of redemption, shall be classified as a liability. We measure the fair value of the warrant and call option liabilities based on the fair value to purchase series C1 redeemable convertible preferred shares, which we determine based on the two-step valuation approach as described below under “—Valuation Approach.”

Equity-Based Compensation

Prior to this offering and prior to the Reorganization, we issued equity-based compensation awards to employees, directors and consultants through the granting of profits interests. We measure and recognize compensation expense for all equity-based awards made to employees and directors, under the fair value recognition provisions of ASC Topic 718, Compensation—Stock Compensation, or ASC 718, based on estimated fair values. We estimate the fair value of equity-based awards on the grant date using a two-step valuation approach as noted below. We record the value of the portion of the award expected to vest as expense on a straight-line basis over the requisite service period net of estimated forfeitures. We estimate forfeiture rates by taking into consideration historical experience during the preceding fiscal years. Profits interests awarded to employees typically vest at a rate of 25% after one year and the remaining portion vesting in equal increments over the subsequent 12 to 36 months following the one-year vesting milestone.

We granted our class C profits interests on each of February 14, 2013, April 16, 2013 and December 19, 2013 with threshold valuations on those dates of $53.2 million, $53.2 million and $80.1 million, respectively.

We recognized equity-based compensation expense of $0.2 million during the year ended December 31, 2012 and $0.2 million during the year ended December 31, 2013. The unrecognized compensation expense was $0.2 million as of December 31, 2012 and $0.4 million as of December 31, 2013. We expect unrecognized compensation expense for December 31, 2012 to be recognized over a weighted-average period of 2.1 years and unrecognized compensation expense for December 31, 2013 to be recognized over a weighted-average period of 2.9 years.

We recognized equity-based compensation expense of $38,000 during the three months ended March 31, 2013 and $44,000 during the three months ended March 31, 2014. The unrecognized compensation expense was $0.3 million as of March 31, 2013 and $0.4 million as of March 31, 2014. We expect unrecognized compensation expense for March 31, 2013 to be recognized over a weighted-average period of 2.6 years and unrecognized compensation expense for March 31, 2014 to be recognized over a weighted-average period of 2.8 years.

In connection with the Reorganization, profits interests in Viamet Holdings will be exchanged for common stock and restricted common stock of Viamet Pharmaceuticals, Inc., depending upon the portion of the profits interests award that was vested. The following table summarizes by grant date the pro forma number of shares of common stock underlying profits interest units granted from January 1, 2012 through April 30, 2014 after giving effect to the Reorganization, as well as the associated weighted average grant date fair value per profits interests unit:

Date	Class B Profits Interests	Class C Profits Interests	Weighted Average Fair Value Per Profits Interests Unit		Pro Forma Common Stock Issued in Respect of Profits Interests Units(1)
Outstanding—January 1, 2012	3,881,096	—		$0.17
Granted—February 17, 2012	—	387,200		0.16
Forfeitures—2012	(282,070)	—		0.17
Outstanding—December 31, 2012	3,599,026	387,200		0.17
Granted—February 14, 2013	—	805,050		0.16
Granted—April 16, 2013	—	15,000		0.16
Granted—December 19, 2013	—	1,489,225		0.18
Outstanding—December 31, 2013	3,599,026	2,696,475		0.17
Converted to Common Stock— , 2014
Outstanding— , 2014			$

(1)	Certain of the shares of common stock issued in respect of profits interests units will be subject to vesting in accordance with the vesting schedule applicable to such profits interests units.

Valuation Approach

Viamet Holdings is privately held with no active public market for its equity instruments. Therefore, for financial reporting purposes, management has periodically determined the estimated per share fair value of Viamet Holdings’ equity, including profits interests, and related financial instruments, or the call options and warrant liabilities, using contemporaneous valuations. These contemporaneous valuations are done using methodologies consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation, also known as the Practice Aid. These valuations were performed with the assistance of a third party valuation specialist. Management performed these contemporaneous valuations most recently as of February 13, 2013, June 5, 2013, October 9, 2013, November 1, 2013, December 31, 2013, February 26, 2014 and March 31, 2014.

The contemporaneous valuation models utilized reflect a two-stage process. Using a hybrid probability weighted expected return method (PWERM) which incorporates both IPO scenarios and discounted cash flow valuations, the fair value of the total equity is determined as a starting point for allocating value to the individual equity classes. Using these values as a starting point, and incorporating assumptions made regarding the expected returns and volatilities that are consistent with the expectations of market participants, a distribution of equity values is produced which cover the range of events that an informed market participant might expect. This process creates a range of equity values. Using a contingent claims (Option Pricing Method) and waterfall (Current Value Method) framework, total equity value is allocated to the various components of the capital structure including the warrants and call options using the Options Pricing Model. The fair value measurement is sensitive to changes in the unobservable inputs. Changes in those inputs might result in a higher or lower fair value measurement.

In conducting these contemporaneous valuations, management considered all objective and subjective factors that it believed to be relevant in each valuation conducted, including management’s best estimate of Viamet Holdings’ business condition, prospects and operating performance at each valuation date. Within the contemporaneous valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included external market conditions affecting the pharmaceutical industry, trends within the pharmaceutical industry, the prices at which Viamet Holdings sold preferred and common shares, the superior rights and preferences of the preferred shares relative to common shares at the time of each grant, the results of operations, financial position, status of research and development efforts, stage of development and business strategy, the lack of an active public market for the common and preferred shares and the likelihood of achieving a liquidity event such as an IPO or sale of Viamet Holdings in light of prevailing market conditions.

The key assumptions and resulting output values are as follows as of the most recent valuation dates:

	December 31, 2013	February 26, 2014	March 31, 2014
Key Inputs
Total equity value (in millions)	$80.1	$167.5	$167.5
Volatility	20.00%	30.00%	30.00%
Risk free rate	1.15%	0.48%	0.60%
Time to liquidity (years)	3.8	2.4	2.3

Key Output Values
Series C1 Preferred - per share value	$1.67	$2.48	$2.61
Warrant to purchase series C1 Preferred - per share value	$0.52	$1.33	$1.46
Call option to purchase series C1 Preferred - per share value	n/a	$1.33	$1.46

Income Tax Credit Carryforwards

Our ownership structure includes a holding company organized as a limited liability company that has elected pass through tax treatment. As such, we do not recognize any income tax expense or benefit for the income or loss of the entity and have not established any deferred tax assets or liabilities within the holding company. The net operating losses and research and development credits carryforwards discussed below relate to our wholly owned subsidiaries.

We had operating loss tax carryforwards (both federal and state) of approximately $24.0 million at December 31, 2012 and $33.4 million at December 31, 2013 and federal research and development credit carryforwards of approximately $1.5 million as of both dates. Federal and state losses begin to expire in 2025 and 2020, respectively, and the research and development credit carryforwards begin to expire in 2026. For financial reporting purposes, a valuation allowance has been recognized to fully offset the deferred tax assets related to the carryforwards, based on our assessment of the likelihood of using these net deferred tax assets in future periods. The total increase in valuation allowance of $3.4 million was allocable to current operating activities. The utilization of the loss carryforwards to reduce future income taxes will depend on our ability to generate sufficient taxable income prior to the expiration of the loss carryforwards. In addition, the maximum annual use of net operating loss and research credit carryforwards is limited in certain situations in which changes occur in stock ownership.

In general, if we experience a greater than 50% aggregate change in ownership of certain significant shareholders over a three-year period (a Section 382 ownership change), utilization of our pre-change net operating loss carryforwards is subject to an annual limitation under Section 382 of the Internal Revenue Code of 1986, or the Code, and similar state laws. The annual limitation generally is determined by multiplying the value of our shares at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the net operating loss carryforwards before utilization and may be substantial. We have not completed a study to determine the impact of ownership changes on our net operating loss carryforwards under Section 382 of the Code. Our ability to use our net operating loss carryforwards may be limited or lost if we experience a Section 382 ownership change in connection with this offering or as a result of future changes in our share ownership. Losses from a specific period may be subject to multiple limitations, and would generally be limited by the lowest of those limitations. There was no recognized tax benefit related to net operating loss carryforwards in any prior period.

The research and development credit, which had previously expired on December 31, 2011, was reinstated as part of the American Taxpayer Relief Act of 2012 enacted on January 2, 2013. This legislation retroactively reinstated and extended the credit from the previous expiration date through December 31, 2013. As a result, we adjusted our deferred tax assets in 2013 for the 2012 and 2013 research and development credits, which resulted in an increase to the deferred tax assets and a corresponding increase to the valuation allowance (or uncertain tax positions) of $0.3 million and $0.3 million, respectively.

Contractual Obligations and Commitments

Our principal contractual obligation relates to the leasing of our office space in Durham, North Carolina, under a non-cancelable operating lease that is scheduled to expire in March 2020. The table below summarizes our financial obligations under this lease. We do not have any outstanding indebtedness.

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in thousands)
Operating lease obligations	$1,086	$164	$341	$361	$220

We enter into contracts in the normal course of business with CROs to assist in the performance of our research and development activities and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore are cancelable contracts and not included in the table of contractual obligations and commitments.

Off Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures about Market Risks

We are not exposed to market risk related to changes in interest rates. As of March 31, 2014, we had cash and cash equivalents of $7.4 million, with $7.3 million held in checking and $0.1 million held in basic interest bearing accounts.

Emerging Growth Company Status

In April 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected not to avail ourselves of this extended transition period, and, as a result, we will adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

BUSINESS

Overview

We are a biopharmaceutical company focused on the discovery, development and commercialization of novel antifungal agents based on our proprietary metalloenzyme medicinal chemistry platform, which we call our Metallophile® Technology. Metalloenzymes are enzymes that contain a metal, such as iron, zinc or copper, that is linked to the enzyme’s protein component. We are using our platform to design drugs that we expect to have greater selectivity, fewer side effects and improved potency compared to currently available antifungal agents. Fungal infections represent a significant medical problem, and include highly prevalent mucosal and dermatologic infections, as well as life-threatening invasive central nervous system and systemic infections. We are developing distinct antifungal agents for each of these major categories. Our lead product candidate, VT-1161, is an oral agent that we are developing for the treatment of recurrent vulvovaginal candidiasis, or RVVC, a highly prevalent mucosal infection for which there are no approved therapies in the United States, and onychomycosis, a very common fungal infection of the nail for which current treatments are suboptimal with respect to safety, tolerability and efficacy.

We are currently completing two proof of concept Phase 2a clinical trials of VT-1161, one for the treatment of moderate to severe acute vulvovaginal candidiasis, or AVVC, commonly known as vaginal yeast infection, and a second for the treatment of moderate to severe interdigital tinea pedis, a dermatologic infection commonly known as athlete’s foot. In these Phase 2a clinical trials, VT-1161 has demonstrated strong evidence of clinical antifungal activity as well as a favorable safety profile. The fungal pathogens that cause AVVC are typically the same pathogens that cause RVVC, and the fungal pathogens that cause tinea pedis are typically the same pathogens that cause onychomycosis. We expect to begin Phase 2b clinical trials for VT-1161 in RVVC and onychomycosis in the second half of 2014. In Phase 1 clinical trials, VT-1161 demonstrated a favorable safety profile, good oral pharmacokinetics and a prolonged half-life. We believe that these attributes of VT-1161 may make the agent particularly useful in indications such as RVVC, in which recurrence rates with existing therapies are problematic.

In June 2011, we submitted to the U.S. Food and Drug Administration, or FDA, an investigational new drug application, or IND, for VT-1161 for the treatment of patients with invasive, mucosal or superficial fungal infections, and in July 2013, we submitted an IND for VT-1161 for dermatology indications, initially for the treatment of patients with moderate to severe interdigital tinea pedis.

We are also developing VT-1129 as an oral agent for cryptococcal meningitis, a life-threatening invasive fungal infection of the lining of the brain and spinal cord. VT-1129 has demonstrated in an animal model the ability to reduce to undetectable levels the pathogenic fungal organism that causes cryptococcal meningitis. We anticipate submitting an IND for VT-1129 to the FDA during the first half of 2015, and we recently applied to the FDA for orphan drug designation. Our third program, VT-1598 and related analogues, is in preclinical development with a goal of developing an oral and intravenous therapy for the treatment of invasive fungal infections.

According to a market research study conducted in May 2014 by Campbell Alliance and commissioned by us, or the May 2014 Campbell Alliance Study, worldwide sales of branded antifungal drugs were approximately $3.5 billion in 2013. While there are several classes of antifungal agents currently approved in the United States, we believe there is a significant opportunity for the development of new antifungal agents for three primary reasons:

•	Current antifungal agents often have significant safety and tolerability shortcomings, such as liver toxicity, drug-drug interactions, endocrine toxicity and pregnancy warnings;

•	Current antifungal agents suffer from limited efficacy in treating many fungal infections, including poor initial response rates and high relapse rates; and

•	Resistance to currently available antifungal agents is increasingly problematic.

We have conceived and integrated a set of proprietary core chemistry technologies for the discovery and optimization of product candidates that act as inhibitors of metalloenzymes. We have a Metallophile database, which consists of over 200 metal-binding groups. We refer to this database of metal-binding groups and our knowledge of their activities as our Metallophile Technology. We apply our Metallophile Technology to identify small molecule inhibitors of metalloenzymes, which are proteins that catalyze a wide range of biochemical reactions. Metalloenzymes are distinguished from other enzymes in that they contain a metallic atom, such as iron, zinc, or copper, at the core of their active site. The metal in these enzymes has frequently been a target for pharmaceutical intervention, and many marketed drugs act by inhibiting metalloenzymes. We improve on these existing therapies by designing inhibitors of metalloenzymes that contain alternative metal-binding groups that enable a high degree of selectivity for the desired metalloenzyme target, while also maintaining a high degree of potency.

We are using our Metallophile Technology to design antifungal compounds that we believe will be highly differentiated from existing agents and address their shortcomings. The focus of our three principal antifungal programs is a metalloenzyme known as fungal CYP51, a clinically validated target that is important in the synthesis of the fungal cell membrane and therefore critical to fungal proliferation and survival. Our Metallophile Technology is also potentially applicable to other metalloenzyme targets for the treatment of fungal, bacterial and viral infections.

Utilizing our know-how and integrated scientific and drug development capabilities, we have identified multiple product candidates that inhibit fungal CYP51. We have also prioritized other metalloenzyme targets for the initiation of new infectious disease research programs. Our three most advanced programs are as follows:

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VT-1161 for Mucosal and Dermatologic Fungal Infections.    During the second half of 2014, we plan to initiate two randomized, double-blind, placebo-controlled, multi-arm Phase 2b clinical trials of VT-1161 at multiple clinical sites within the United States, one in patients with RVVC and one in patients with onychomycosis. We are currently conducting two proof of concept Phase 2a clinical trials of VT-1161. Our first ongoing Phase 2a clinical trial is in patients with moderate to severe AVVC. Our intent in conducting this clinical trial was to establish proof of concept that VT-1161 is safe and clinically active in treating vaginal Candida infections, with overall cure rates generally comparable to those of fluconazole. Candida is a broad family of fungi that resemble yeasts and frequently cause infections in humans. In the low-, mid- and high-dose arms of this trial, VT-1161 demonstrated clinical and mycologic cure rates generally comparable to fluconazole, the current standard of care, with a favorable safety and tolerability profile. When used as a clinical trial endpoint, mycologic cure indicates a negative culture for fungi at the day specified. We believe that demonstrating clinical antifungal activity in this AVVC clinical trial is likely to be indicative of clinical antifungal activity in a subsequent RVVC clinical trial because the fungal pathogens involved in both conditions are typically the same. A study published in December 2012 in the medical journal Obstetrics and Gynecology, estimates that RVVC afflicts 5% to 8% of women of child-bearing age in the United States. There are currently no approved agents in the United States for RVVC. Our second ongoing Phase 2a clinical trial of VT-1161 is in patients with moderate to severe interdigital tinea pedis. Our intent in conducting this Phase 2a tinea pedis clinical trial was to establish proof of concept that VT-1161 is clinically active in treating dermatologic infections caused by dermatophytes, a broad family of fungi that frequently cause skin, nail and hair infections and which commonly cause both tinea pedis and onychomycosis. In the low-, mid- and high-dose arms of this trial, VT-1161 demonstrated strong clinical antifungal activity and a favorable safety and tolerability profile. In Phase 1 clinical trials, VT-1161 demonstrated a favorable safety profile, good oral pharmacokinetics and a prolonged half-life. We believe that these attributes of VT-1161 may make the agent particularly useful in indications such as RVVC, in which recurrence rates with existing therapies are problematic.

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VT-1129 for Cryptococcal Meningitis.    We are conducting preclinical studies of VT-1129, which we are developing for cryptococcal meningitis. We anticipate submitting an IND for VT-1129 to the FDA during the first half of 2015. Cryptococcal meningitis is an acute, life-threatening fungal infection of the lining of the brain and spinal cord. A study published in February 2013 in the scientific journal PLOS ONE estimated that there are 3,400 hospitalizations associated with cryptococcal meningitis annually in the United States. The three-month mortality rate during management of acute cryptococcal meningitis is approximately 20% in medically developed countries. Cryptococcal meningitis is particularly common in immunocompromised patients, such as transplant patients or patients with HIV infection. We believe VT-1129 may be eligible for orphan designation in this indication in both the United States and Europe, and we recently applied to the FDA for orphan designation. VT-1129 has been shown in an animal model to reduce to undetectable levels the pathogenic fungal organism that causes cryptococcal meningitis. We are not aware of any other agent that has demonstrated in an animal model the ability to reduce to undetectable levels the pathogenic fungal organism that causes cryptococcal meningitis.

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VT-1598 and Analogues for Invasive Fungal Infections.    We are conducting preclinical research focused on the identification of a compound for the treatment of invasive fungal infections, including those caused by Aspergillus and Candida species, two very common fungal pathogens. We have identified a lead series, which includes VT-1598 and several analogues, which we believe would provide both improved efficacy and safety when compared with the currently available agents. We are currently in the lead optimization phase of this program. A review article published in the journal Trends in Microbiology indicates that the overall mortality for invasive diseases caused by Candida and Aspergillus is 30% to 50%, despite the advent of new diagnostic and therapeutic strategies. These high mortality rates are partially a result of growing resistance to drugs currently available to treat these types of infections. This concern is highlighted by increased reports of resistance in the hospital setting in the United States and Europe. We believe there is therefore an urgent need for agents with broad spectrum antifungal activity, including against resistant fungal organisms.

We own four U.S. patents, including a composition-of-matter patent covering both VT-1161 and VT-1129 that is projected to expire in 2031, without including the potential benefit of patent term extension. We also own 12 pending U.S. patent applications, four pending Patent Cooperation Treaty international applications and numerous foreign counterparts for many of these patents and patent applications. In addition, we jointly own six pending U.S. patent applications with the United States of America, as represented by the Secretary of the Department of Health and Human Services, which cover a process of manufacturing for VT-1161 and VT-1129. We have also applied for composition-of-matter patent protection for VT-1598 and its analogues.

Our Strategy

Our goal is to become a leader in the discovery, development and commercialization of novel antifungal agents. We plan to continue to focus our efforts on infectious diseases with significant unmet medical need and commercial potential. The key elements of our strategy are as follows:

Develop and commercialize VT-1161 for the treatment of RVVC and onychomycosis.    We are focusing a significant portion of our business efforts on the clinical development of VT-1161, our lead product candidate. We plan to initiate two Phase 2b clinical trials of VT-1161 in the second half of 2014, one in patients with RVVC and one in patients with onychomycosis. We believe that there is a significant unmet medical need and commercial opportunity for a novel, oral fungal CYP51 inhibitor that both improves upon the efficacy of, and avoids the side effects associated with, the currently available agents for various fungal infections, such as RVVC and onychomycosis.

Advance additional product candidates into clinical development.    Through our metalloenzyme drug discovery and development expertise, we have created a pipeline of product candidates that addresses a range of mucosal, dermatologic, and invasive fungal infections, including serious infections of the central nervous system. We are developing multiple antifungal agents, including VT-1129 for the treatment of cryptococcal meningitis and for which we expect to submit an IND to the FDA in the first half of 2015, and VT-1598 and its analogues for the treatment of Aspergillosis, Candidiasis, and other serious, invasive fungal infections.

Strengthen and expand our core metalloenzyme drug discovery and development capabilities.    All of our product candidates and research programs have resulted from our core metalloenzyme drug discovery technologies. We intend to continue to invest in these core technologies, including our Metallophile Technology, as the key to our future research programs and product candidates. We believe that the breadth of our capabilities in metalloenzyme drug discovery will enable us to continue to identify and develop additional product candidates beyond our initial antifungal target, fungal CYP51, to include other targets for the treatment of fungal, bacterial and viral infections. We also plan to augment our existing development team by adding personnel with experience in drug safety, statistical methods, project management and medical affairs as we advance our product candidates into later-stage clinical development.

Establish specialized sales and marketing capabilities.    We plan to retain U.S. marketing and sales rights or co-promotion rights for our product candidates for which we receive marketing approvals, particularly in situations where it is possible to access the market through a focused, specialized sales force. Specifically, for VT-1161 we believe that there are certain physician groups, such as the subset of gynecologists who are the key specialists in treating RVVC, as well as dermatologists who are the key specialists in treating onychomycosis, that are sufficiently concentrated to enable us to effectively promote to these physicians with a focused, specialized internal sales force. For situations in which a large sales force is required to access the market, and with respect to markets outside of the United States, we generally plan to enter into collaborative arrangements with leading pharmaceutical and biotechnology companies to commercialize our product candidates that receive marketing approval.

Overview of Fungal Infections

Fungal infections are typically classified into one of three categories:

•	Mucosal infections, which affect the vagina, oropharynx and esophagus;

•	Dermatologic infections, which affect the nails, skin and hair; and

•	Invasive infections, which affect the central nervous system, bloodstream and internal organs.

Each of these categories is characterized by certain common fungal pathogens. The agents that are used to treat these various infections differ based upon the specific spectrum of activity as well as the safety profile of each agent.

An overview of the major categories of fungal infections is provided in the table below:

	Mucosal	Dermatologic	Invasive
Examples of indications	RVVC AVVC	Onychomycosis Tinea pedis	Cryptococcal meningitis Invasive candidiasis
Common classes of antifungal agents used	Triazoles Echinocandins	Triazoles Allylamines	Triazoles Echinocandins Polyenes Antimetabolites
Viamet product candidates	VT-1161	VT-1161	VT-1129/VT- 1598

Mucosal Fungal Infections

The most common mucosal fungal infection is vulvovaginal candidiasis, which can be either acute (AVVC) or recurrent (RVVC). According to the U.S. Department of Health and Human Services’ Office of Women’s Health’s online vaginal yeast infections fact sheet, an estimated 75% of women have vulvovaginal candidiasis at some time in their life. Typically, mild acute infections are treated by and respond to topical agents that are available over-the-counter. Oral fluconazole, which requires a prescription, may also be used for mild acute infections. However, moderate to severe episodes of acute infection typically respond less well than mild infections to standard regimens of topical agents or oral fluconazole. A study published in December 2012 in the medical journal Obstetrics and Gynecology, estimates that 5% to 8% of women of child-bearing age in the United States have four or more episodes of AVVC per year and are considered to have RVVC, for which topical agents and oral fluconazole are typically ineffective. This is in part due to the fact that some women with RVVC are infected by pathogens such as Candida glabrata that are particularly resistant to topical agents and oral fluconazole. There are no antifungal agents approved for the treatment of RVVC in the United States.

Other mucosal areas that can be infected by fungal pathogens include the oropharynx and esophagus. Infections in these areas occur most frequently in immunocompromised patients, including patients with HIV infection, transplant recipients, oncology patients and patients in the intensive care unit, and are usually caused by various species of Candida. Mild infections of the oral cavity can be successfully treated with topical agents. However, more severe infections of the oropharynx or esophagus require systemic antifungal therapy.

Dermatologic Fungal Infections

Onychomycosis is a very common dermatologic fungal infection. Global Data projected onychomycosis to affect approximately 32 million individuals in the United States in 2012 and as many as 38 million by 2022. According to a study conducted in 2012 by Campbell Alliance and commissioned by us, or the 2012 Campbell Alliance Study, the prevalence of onychomycosis increases with age, with approximately 18% of individuals over the age of 60 affected by the condition. The same study indicated that infection typically involves one or more toenails, although fingernail infections represent about 5% of cases. The most common pathogenic organisms causing onychomycosis are the dermatophytes, such as Trichophyton rubrum, named for the fact that they commonly infect the skin and other superficial tissues. Less commonly, Candida species and some molds can also infect the nail.

Onychomycosis is an insidious condition, often developing over a period of months or even years. The infected nail can become discolored, thickened and disfigured and may result in pain when walking.

Onychomycosis can also be a particularly significant medical issue for diabetics or other patients with compromised immune systems. In these patients, the infected nail can serve as an entry point for bacterial infection, which can in turn lead to serious complications, including amputation. Although treatable, many patients elect not to pursue medical therapy because of the limited efficacy and safety concerns of the currently available agents, which include both topical and oral drugs. Terbinafine is the most commonly used oral drug to treat onychomycosis; however, the labeled complete cure rate for this agent is only 38% and there are also significant safety concerns, including liver toxicity and drug-drug interactions. Oral itraconazole is also approved for the treatment of this condition, but it has an inferior safety profile when compared to that of terbinafine. Penlac (ciclopirox), a topical therapy, is also approved for onychomycosis, but the labeled complete cure rates for this agent in two Phase 3 clinical trials were only 5.5% and 8.5%. Unlike many bacterial infections that may resolve without therapy, onychomycosis will rarely improve without medical treatment.

In addition to infection of the nail, infection of the skin can also occur. Depending upon its location, such infections are termed tinea pedis (foot), tinea capitis (head) and tinea corporis (body), as examples. Fungal infections of the nails and skin are most often caused by dermatophytes. As opposed to fungal infections of the skin, fungal infections of the nails do not generally respond well to topical application of an antifungal compound due to the inability of topical compounds to penetrate the nail. Oral antifungal agents often are used to treat infections that do not respond to topical agents.

Invasive Fungal Infections

Invasive fungal infections are a significant cause of morbidity and mortality, predominantly in hospitalized patients. Based upon an epidemiology study in the scientific journal Clinical Microbiology Reviews, which reported an incidence rate of 31.2 cases of invasive candidiasis and invasive aspergillosis per 100,000 individuals in 2003 in the United States, we estimate that there are approximately 100,000 new cases of invasive fungal infections currently reported in the United States each year. Invasive fungal infections can involve any organ or tissue, but commonly affect the bloodstream, liver, spleen, kidneys and brain. The most common fungal pathogens causing invasive infections are various species of Candida and Aspergillus. Antifungal agents most commonly used in the treatment of invasive fungal infections include the more potent triazole agents, voriconazole and posaconazole, the echinocandins, and various formulations of amphotericin B. Due to the difficulty of eradicating the infection, patients are often maintained on therapy for several months. Mortality rates can range from 30% to 50%.

Beyond Aspergillus and Candida infections, there are other fungal infections that can cause significant morbidity, known as the endemic mycoses. The endemic mycoses are commonly found in specific geographic areas, such as the Southwest United States. These diseases include coccidioidomycosis, commonly known as valley fever. Endemic mycoses typically affect the lungs, but can become disseminated throughout the body in more severe cases. In uncomplicated infections, flu-like symptoms typically last from several weeks to a month. Treatment with fluconazole or other systemic antifungal agents is effective in many cases. In contrast, current antifungal agents are not highly effective in cases of chronic lung infection or when the infection spreads outside the lungs.

Currently Available Antifungal Agents

In contrast to the development of new antibacterial agents, far fewer antifungal agents have been developed over the past several decades. One reason for this difference is that fungi are eukaryotic, as are all human cells. All eukaryotic cells share a common cellular structure and have other common characteristics. This is in contrast to bacteria, which are prokaryotic cells, and therefore have a fundamentally different cellular structure. Thus, relative to bacteria, there are fewer unique molecular targets present in fungal cells that are not also present in human cells, and therefore less opportunity to develop selective agents that target fungal cells without also interfering with the function of normal human cells. The principal classes of antifungal agents in use today include the following:

•	triazoles, including fluconazole (Diflucan), itraconazole (Sporanox), voriconazole (Vfend) and posaconazole (Noxafil);

•	allylamines, most notably terbinafine (Lamisil);

•	echinocandins, including caspofungin (Cancidas), micafungin (Mycamine) and anidulafungin (Eraxis);

•	polyenes, most notably amphotericin B (AmBisome and other trade formulations); and

•	antimetabolites, most notably flucytosine.

The Triazole Antifungal Agents

The triazole antifungal agents, named for a common chemical ring structure that contains three nitrogen atoms, are the most commonly used class of antifungal agents. All of the triazoles work by targeting fungal CYP51, also known as lanosterol demethylase, a key enzyme involved in the synthesis of ergosterol, an important component of the fungal cell membrane. The presence of ergosterol in the cell membrane is unique to fungal cells and does not occur in human cells. Thus, inhibition of lanosterol demethylase provides an attractive target for antifungal drug development.

There are four orally available triazoles in use in clinical practice today, which vary from the less potent agents, fluconazole and itraconazole, to the more potent agents, voriconazole and posaconazole. Many of the triazoles are available as generic prescription drugs.

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Fluconazole. First approved in the United States in 1990 in an oral formulation and subsequently available in an intravenous formulation, fluconazole is considered to be the safest and best tolerated of the triazoles, and is, therefore, the most widely used for less serious infections, such as mucosal infections. Because it is orally available, fluconazole is also used in the maintenance phase of the treatment of certain invasive fungal infections, such as cryptococcal meningitis. Fluconazole has a relatively broad spectrum of activity, but there has been increasing incidence of resistance to the agent, particularly in the hospital setting. Fluconazole has been available as a generic since 2004. According to the May 2014 Campbell Alliance Study, prior to genericization, peak sales of Diflucan, the branded version of fluconazole, were approximately $1.2 billion worldwide. According to data provided by IMS Health, 16.1 million prescriptions were written for fluconazole in 2013. The number of prescriptions written for fluconazole was stable through the period of 2009-2013. The primary prescribing groups for fluconazole included OB/GYN, family practice, nurse practitioners and internal medicine.

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Itraconazole. First approved in the United States in 1992 and available in both oral and intravenous formulations, itraconazole has a broader spectrum of activity than fluconazole, including coverage of Aspergillus species. Itraconazole is less commonly prescribed than fluconazole because of fluconazole’s superior safety and tolerability profile. Oral itraconazole is approved for the treatment of onychomycosis and certain endemic mycoses, and may be used as second-line therapy in invasive fungal infections. Itraconazole has been available as a generic since 2004. According to the May 2014 Campbell Alliance Study, prior to genericization, peak sales of itraconazole were approximately $650 million worldwide.

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Voriconazole. First approved in the United States in 2002 and available in both oral and intravenous formulations, voriconazole is indicated for invasive and mucosal fungal infections. While more potent and with a broader spectrum of activity than fluconazole or itraconazole, voriconazole is generally considered less safe. In addition to having a significantly higher incidence of liver toxicity, visual disturbances occur in approximately 21% of patients treated with this agent. Additionally, voriconazole has poor pharmacokinetic properties, resulting in difficulty maintaining adequate drug levels in the bloodstream in some patients. Voriconazole has been available as a generic since May 2012. According to the May 2014 Campbell Alliance Study, prior to genericization, peak sales of voriconazole were approximately $825 million worldwide.

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Posaconazole. First approved in the United States in 2006, posaconazole was only available as an oral agent for many years, until the March 2014 approval of an intravenous formulation. Like voriconazole, posaconazole is both more potent and has a broader spectrum of activity than either fluconazole or itraconazole, but also suffers from increased liver toxicity and other significant issues, including poor pharmacokinetic properties. Posaconazole is currently available only as the branded agent Noxafil. According to the 2014 Campbell Alliance Study, sales of posaconazole in 2013 were approximately $300 million worldwide.

Despite their widespread use in antifungal therapy, the utility of the triazoles is adversely impacted to varying degrees by a number of significant side effects common to this class of drugs, including liver toxicity, drug-drug interactions, endocrine toxicity and pregnancy warnings, as well as more drug-specific toxicities, such as the visual disturbances sometimes seen with voriconazole. These side effects are believed to be due to the poor selectivity of these agents for their intended target, fungal CYP51, relative to various human CYP enzymes that are important in normal physiology, but may be inappropriately inhibited by the triazoles. Another important limitation of the triazoles is the emergence of resistant pathogens. The principal concerns of these agents are:

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Liver toxicity. The degree of liver toxicity varies by agent, but is common to all triazoles. Fluconazole has the lowest incidence of liver toxicity, which is one of the primary reasons for its widespread use compared with the other agents. The more potent agents, such as voriconazole, carry a substantial risk of liver toxicity. Toxicity is usually first manifested through increases in liver enzyme levels, which are detected through blood tests, so patients on long-term therapy are often monitored with serial blood tests. The incidence of liver enzyme elevations ranges from a few percent with fluconazole up to 20% with voriconazole according to a study published in June 2010 in the medical journal Antimicrobial Agents and Chemotherapy. If a significant increase in liver enzymes occurs, therapy with the agent is usually discontinued. On rare occasions, significant liver toxicity resulting in acute hepatic failure, transplant or death has been reported. Other than monitoring of liver enzyme levels in patients being treated with a triazole agent, there is currently no test available to determine which patients are at greatest risk for liver toxicity.

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Drug-drug interactions. The principal drug metabolizing enzymes in humans, including CYP3A4 and CYP2D6, are members of the CYP family of enzymes found primarily in the liver. Because of their poor selectivity for fungal CYP51 relative to the human CYP enzymes, all triazole antifungals can result in significant alterations in the metabolism of other drugs, many of which are in common use. This propensity for drug-drug interactions represents a significant challenge for physicians and pharmacists since many patients with fungal infections are concurrently being treated with other medications.

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Endocrine toxicity. Endocrine toxicity is also a known side effect of the triazoles and is attributable to their lack of selectivity for fungal CYP51 relative to other important human CYP enzymes. In particular, CYP17 and CYP19 are critical for the synthesis of androgen and estrogen sex hormones. Inhibition of CYP17 and CYP19 can lead to a variety of hormonal imbalances, including androgen and estrogen deficiency, that result in impairment to normal functions. Common side effects seen as a result of this endocrine toxicity include hot flashes and decreased libido.

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Pregnancy warnings. The triazoles carry significant pregnancy warnings, which may also be attributable to their lack of selectivity. In particular, the utility of long-term treatment with fluconazole in women with RVVC, most of whom are of child-bearing age, is adversely affected by fluconazole’s category D pregnancy warning. The FDA has established five pregnancy risk factor classifications to indicate the potential of a drug to cause birth defects if taken during pregnancy: Category A indicates that adequate and well-controlled studies in pregnant women have failed to demonstrate a risk to the fetus in the first trimester of pregnancy (and there is no evidence of a risk in later trimesters); Category B indicates that animal reproduction studies have failed to demonstrate a risk to the fetus and there are no adequate and well-controlled studies in pregnant women; Category C indicates that animal reproduction studies have shown an adverse effect on the fetus, that there are no adequate and well-controlled studies in humans and that the benefits from the use of the drug in pregnant women may be acceptable despite its potential risks; Category D indicates that there is positive evidence of human fetal risk based on adverse reaction data from investigational or marketing experience or studies in humans, but that the potential benefits from the use of the drug in pregnant women may be acceptable despite its potential risks; and Category X indicates that animals or humans have demonstrated fetal abnormalities or that there is positive evidence of fetal risk based on adverse reaction reports from investigational or marketing experience, or both, and that the risk of the use of the drug in pregnant women clearly outweighs any possible benefit.

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Antifungal resistance. Many fluconazole-resistant strains of Candida albicans have been identified, and these account for an increasing percentage of infections, particularly in the hospital setting. There are also several species of Candida, such as Candida glabrata and Candida parapsilosis, against which the triazoles are inherently less potent. Also of concern is the phenomenon of cross-resistance, whereby a strain that develops resistance to one triazole also becomes resistant to the others. Similar to the phenomenon of antibacterial resistance, the incidence of triazole-resistant fungal infections is increasing.

There is an older class of drugs, the imidazoles, that also targets fungal CYP51. However, all of the agents in this class suffer from an even greater degree of toxicity than the triazoles, particularly liver toxicity. As a result of their adverse toxicity profile, the imidazoles, which include such agents as clotrimazole, miconazole and ketoconazole, are almost exclusively used as topical formulations for the treatment of less serious infections of the skin and mucosa.

The Allylamine Antifungal Agents

The allylamine antifungal agents, most notably terbinafine, work by targeting the fungal enzyme squalene epoxidase, which is important in the synthesis of the fungal cell membrane. Unlike the triazoles, the allylamines have a more limited spectrum of activity, and are primarily active against dermatophytes. Terbinafine is the primary oral antifungal agent used in the treatment of onychomycosis. However, terbinafine can cause many of the same side effects as the triazoles, including liver toxicity and drug-drug interactions. While liver toxicity is usually mild and self-limited, cases of acute hepatic failure have been reported. In addition, a rare but particularly concerning side effect is taste or smell disturbance, which is usually, but not always, reversible with discontinuation of therapy. Terbinafine has been available as a generic since 2007. According to the May 2014 Campbell Alliance Study, prior to genericization, Lamisil, the branded version of terbinafine, achieved worldwide peak sales of $1.2 billion in 2004. According to data provided by IMS Health, approximately 2.85 million prescriptions were written in 2013 for terbinafine and the number of prescriptions written for terbinafine increased at a compound annual growth rate of 5% during the period of 2009-2013. The primary prescribing groups for terbinafine included family practice, podiatry, internal medicine and dermatology.

The Echinocandin Antifungal Agents

The echinocandins are large molecules administered intravenously that work by targeting the fungal enzyme 1,3-beta-glucan-synthase, which is important in the synthesis of the fungal cell wall. The echinocandins were developed in the early part of the 2000s for the treatment of invasive fungal infections. These agents, which include caspofungin, micafungin, and anidulafungin, have a broad spectrum of activity, and are particularly potent against Candida species, for which they are often used as first-line therapy. However, they are less potent against Aspergillus species, for which they may be used as second-line therapy. In contrast to the triazoles, the echinocandins are less frequently associated with significant drug-drug interactions. Due to their large molecular size, all currently available echinocandins must be administered intravenously. As a result, their use is limited to the treatment of invasive fungal infections or as prophylaxis in the hospital setting. Additionally, following acute treatment, the physician does not have the ability to switch the patient to an oral formulation of the same drug for longer-term therapy.

The Polyene Antifungal Agents

The polyenes are administered intravenously for the treatment of invasive fungal infections and work by directly disrupting the normal structure of the fungal cell membrane. One of the earliest antifungal agents to be introduced was amphotericin B, which is a large molecule that must be administered intravenously, usually in the hospital setting. For many years, amphotericin B was the primary agent used in the treatment of invasive fungal infections. The initial formulations of amphotericin B were highly toxic to the kidneys, and renal impairment was a common complication of therapy. Newer lipid-based formulations, such as AmBisome, have reduced the degree of toxicity to the kidneys, but this side effect remains a significant concern. Amphotericin B can also cause liver toxicity, anemia and other blood disorders, as well as serious cardiac arrhythmias and cardiac failure. The drug is also often poorly tolerated, with acute reactions characterized by flu-like symptoms immediately following drug administration occurring commonly. Amphotericin B is active against Candida and Aspergillus species, as well as other less common pathogens that cause invasive fungal infections. However, its use is limited by the unfavorable safety and tolerability profile. Although generic versions of amphotericin B are available, the most widely prescribed formulation, AmBisome, is not available as a generic. According to the May 2014 Campbell Alliance Study, sales of AmBisome were approximately $488 million worldwide in 2013.

The Antimetabolite Antifungal Agents

Flucytosine, available only in an oral formulation, was discovered in the 1950s as part of an effort to develop novel anticancer agents. Although it was not effective as a treatment for cancer, it was subsequently found to have antifungal activity and is labeled for the treatment of cryptococcal meningitis. The mechanism of action is through inhibition of DNA and RNA synthesis in fungal cells. Because of its toxicity, however, the use of flucytosine is restricted to invasive fungal infections, primarily cryptococcal meningitis. Side effects include those often associated with antineoplastic agents, including bone marrow toxicity manifested by anemia, decreased white blood cell count and decreased platelet count. Additionally, flucytosine can cause liver and intestinal toxicity. Flucytosine is available as a generic in the United States.

Our Approach to Antifungal and Metalloenzyme Drug Discovery and Development

Over the past several years, we have established an interdisciplinary environment that is designed to meet the challenges and complexity of antifungal and metalloenzyme drug discovery. We have an integrated set of capabilities that we believe enhances our ability to develop product candidates that modulate metalloenzyme targets for the treatment of a range of infectious diseases that represent significant unmet medical needs and commercial opportunities, including fungal infections and, potentially, bacterial and viral infections. Our capabilities and know-how include our Metallophile database, medicinal and computational chemistry, molecular biology and enzymology expertise, a CYP enzyme screening panel, access to broad fungal screening collections that include a large number of resistant clinical isolates, access to complex animal models of fungal infection, bioanalytics, pharmacology and clinical development.

We have focused our initial antifungal drug discovery efforts on fungal CYP51, a well-validated metalloenzyme target. Fungal CYP51 is the target of the triazole class of antifungals, the most commercially successful class of antifungals. In selecting this target, we considered the fact that the triazole agents are hampered to varying degrees by a common set of side effects, which we believe can be traced to a common shortcoming in their chemical structure.

To understand this shortcoming, it is helpful to consider that fungal CYP51, like all metalloenzymes, contains a metallic atom, in this case iron, at the core of its active site. The triazole antifungal agents block fungal CYP51, in part, as a result of very tight binding that occurs between the part of the molecule for which the triazole class is named, a ring-based structure containing three nitrogen atoms, and the iron atom at the active site of the fungal CYP51 enzyme. However, there are many CYP enzymes in the human body, which also contain an iron atom at their active site. As a result of their high iron-binding affinity, the triazoles interact not just with the fungal target of interest, but with other unintended human CYP enzymes. We believe that these off-target interactions are responsible for many of the side effects, including drug-drug interactions, and other shortcomings of the triazole agents.

Since the origins of our company are based upon our in-depth understanding of metalloenzyme structure and function, we identified fungal CYP51 as an attractive opportunity to utilize our Metallophile Technology platform in order to address the challenges and complexity of antifungal drug development. In particular, we initiated our research efforts by considering the chemical structure of a currently-marketed antifungal agent, and then substituting less potent metal-binding groups as we explored new chemistries. While this approach may appear counter-intuitive in that our early lead compounds showed reduced antifungal potency, we were able to generate inhibitors which, in comparison with currently available agents, were significantly more selective in vitro for fungal CYP51 than for important human CYP enzymes. During lead optimization, we were able to regain the desired potency for fungal CYP51 by modifying the non-metal binding component of the inhibitor, which we call the backbone of the compound, which interacts with the fungal CYP51 protein itself as opposed to the iron atom. In contrast to the iron atom that is common to all CYP enzymes, these protein components are significantly different in each CYP enzyme. The advantage of engineering the potency of the compound into the backbone rather than the metal-binding group is that the backbone interacts primarily with the unique amino acid sequence of the intended fungal CYP51 target, rather than with the common iron atom at the active site, and thus provides the opportunity to generate novel compounds that are not only extremely potent, but also highly selective.

Our Programs

The following table summarizes key information about our lead product candidate that is in clinical trials and our principal preclinical and research programs. All of the compounds in these programs are orally-available small molecules that target the metalloenzyme fungal CYP51 and are the result of our internal research efforts. We retain worldwide commercialization rights in all of these programs.

VT-1161 for Recurrent Vulvovaginal Candidiasis and Onychomycosis

VT-1161 is a potent and selective, orally available inhibitor of fungal CYP51. VT-1161 blocks the production of ergosterol, an essential component of the fungal cell membrane, which is critical to fungal proliferation and survival. In in vitro and in vivo studies, VT-1161 has demonstrated broad spectrum activity against both Candida species and dermatophytes, including those species that commonly cause RVVC and onychomycosis. Based on our research to date, we believe that VT-1161 is highly active against most species of Candida, the causative agent in RVVC, including Candida glabrata and fluconazole-resistant strains of Candida. Also, based on our research to date, we believe VT-1161 is highly active against Trichophyton rubrum and Trichophyton mentagrophytes, the two most common dermatophyte species that cause onychomycosis.

Because VT-1161 is highly selective for fungal CYP51, we believe that it may avoid the side effects that limit the use of commonly prescribed antifungals, including fluconazole, itraconazole, posaconazole, terbinafine and voriconazole. The triazoles, in contrast to VT-1161, contain a very potent metal-binding group (the triazole), which leads to binding and inhibition of not only fungal CYP51, but also of human CYP enzymes, including those in the liver. Unintended inhibition of human CYP enzymes is believed to contribute to the significant side effects seen with the triazoles, including liver toxicity, frequent drug-drug interactions and endocrine toxicity, as well as pregnancy warnings, which in the case of chronic fluconazole use is a Category D.

RVVC Overview

RVVC is defined as the occurrence of four or more acute vulvovaginal infections within a 12-month period. The infection involves the vaginal mucosa as well as the surrounding areas. There are currently no approved agents in the United States for RVVC. A study published in December 2012 in the medical journal Obstetrics and Gynecology, estimates that RVVC afflicts 5% to 8% of women of child-bearing age in the United States. RVVC can be a source of significant discomfort, and leads to loss of work time, estimated at approximately 33 hours per year for a typical patient, among other concerns. RVVC is ranked by patients above migraine and similar to asthma and chronic obstructive pulmonary disease with regard to its impact on quality of life. While risk factors for RVVC are generally not well understood, diabetic patients are particularly prone to this condition.

Vulvovaginal candidiasis is caused by various Candida species, the most common of which is Candida albicans. Candida glabrata and Candida tropicalis are also common causative agents. Unlike Candida albicans, which usually responds to topical agents or oral fluconazole, Candida glabrata and Candida tropicalis are often more resistant to these agents.

Treatment of RVVC often consists of the use of a topical antifungal agent or oral fluconazole to address the acute infection, which may provide symptomatic relief for a few weeks to months, only to have the infection recur. Consequently, additional courses of treatment are frequently required even after initial successful therapy for the acute infection. For some patients, chronic treatment with fluconazole given once-weekly for a period of approximately six months is prescribed, even though fluconazole is not approved in the United States for this use. There is significant concern regarding the long-term use of fluconazole in women of child-bearing age as a result of its Category D pregnancy warning. According to a clinical study of fluconazole conducted by a third party, while 91% of women were infection free after six months of once weekly fluconazole treatment, following this six-month treatment only 43% of women remained infection free at 12 months. We believe that this high rate of relapse is due in part to the relatively short half-life of fluconazole.

As part of a March 2014 survey commissioned by us, Campbell Alliance surveyed 15 physicians who indicated that, in their view, important unmet needs in the treatment of RVVC included agents offering better prevention of recurrence, agents with a broader spectrum of antifungal activity and agents with better activity against resistant organisms. These physicians further indicated that key unmet needs with regard to safety concerns included agents with less liver toxicity and agents with better pregnancy warning categories. The physicians were also provided with a VT-1161 product profile for the treatment of RVVC. The key aspects of the product profile included a six-month once weekly dosing regimen with VT-1161, an 80% prevention of recurrence of AVVC episodes at 48 weeks, no significant adverse events compared to placebo, no drug-drug interactions and a category B pregnancy warning. Based on the product profile provided, the physicians interviewed indicated a mean intent to prescribe of 6.73 on a scale from one to seven, with seven being “extremely likely to prescribe.”

Ongoing Phase 2a Clinical Trial for AVVC

We are currently conducting a Phase 2a clinical trial of VT-1161 in patients with moderate to severe AVVC. Our intent in conducting this clinical trial is to establish proof of concept that VT-1161 is safe and clinically active in treating vaginal Candida infections with overall cure rates generally comparable to fluconazole. Because the pathogen in patients with AVVC is typically the same as in patients with RVVC, we believe that the results in our Phase 2a AVVC trial will be indicative of the anticipated results of our planned Phase 2b RVVC clinical trial. Our Phase 2a clinical trial employs an adaptive design whereby results of the first two VT-1161 dose groups were reviewed prior to enrollment of a third, high-dose group. We designed this trial as an exploratory, dose-ranging, proof of concept trial and, as such, it is not prospectively powered to demonstrate efficacy with statistical significance.

We designed the AVVC clinical trial to enroll approximately 48 patients across three VT-1161 dose groups and an active comparator group that receives fluconazole, which is the standard of care for AVVC. Fluconazole was dosed in accordance with its approved labeling. We selected the doses of

VT-1161 used in this trial to achieve plasma concentrations of VT-1161 that bracketed the plasma concentrations known to be effective for currently approved agents for the treatment of AVVC, such as fluconazole. Because of differing pharmacokinetic parameters between fluconazole and VT-1161, such as plasma protein binding, VT-1161 requires higher doses to reach similar plasma concentrations as fluconazole. The dose groups in this Phase 2a clinical trial are as follows:

•	Low-dose VT-1161 group (300 mg orally once daily for three days);

•	Mid-dose VT-1161 group (600 mg orally once daily for three days);

•	High-dose VT-1161 group (600 mg orally twice daily for three days); and

•	Fluconazole active control group (150 mg orally as a single dose, then matching placebo for two days).

Women with suspected AVVC were considered for eligibility for the clinical trial based upon an assessment of six clinical signs and symptoms, each of which was graded on a scale from 0 (absent) to 3 (severe). This severity scale is based upon published FDA guidance documents, which identify the clinical signs and symptoms as erythema (redness), edema (swelling), excoriation (scratching), itching, burning and irritation. To be eligible for the clinical trial, women must have had a total clinical severity score of at least 6 out of a maximum score of 18 and a positive fungal stain. On Day 28 of the study, we conducted a test-of-cure visit at which we evaluated both clinical and mycologic endpoints, as described below. The first set of criteria, which the FDA has historically used in assessing the success of clinical trials for this indication, uses an endpoint referred to as the “effective clinical cure.” The second set of criteria, which the FDA has indicated to us would apply prospectively in assessing the approval of future agents for AVVC, uses an endpoint referred to as “complete clinical cure.” The complete clinical cure endpoint is a more stringent measure of efficacy than effective clinical cure. We have completed treatment of patients in the low-dose VT-1161, mid-dose VT-1161 and high-dose VT-1161 groups and have analyzed data through the test-of-cure visit on Day 28. All patients are being followed for a total of 24 weeks to assess longer-term safety and tolerability.

With regard to the effective therapeutic cure criteria, we evaluated our results according to the following definitions:

•	Effective clinical cure, which indicates that the patient has experienced significant improvement in the signs and symptoms of AVVC at Day 28, was evaluated using two common definitions:

•	a total severity score of 0 or 1 at Day 28, or

•	either (1) any individual sign or symptom score that was 1 or 2 at baseline was 0 at Day 28 or (2) any individual sign or symptom score that was 3 at baseline was 0 or 1 at Day 28;

•	Mycologic cure was defined as a negative fungal culture at Day 28; and

•	Effective therapeutic cure was defined as both effective clinical cure and mycologic cure at Day 28.

The table below shows the results for the low-dose VT-1161, mid-dose VT-1161, high-dose VT-1161 and fluconazole groups with respect to effective therapeutic cure criteria evaluated using the first common definition shown above, namely a total severity score of 0 or 1 at Day 28.

Interim Efficacy Data from VT-1161 AVVC Phase 2a Clinical Trial—Day 28

Effective Therapeutic Cure*

Group	Intent to Treat**	Modified Intent to Treat***	Per Protocol****
(patients responding/patients in group)
VT-1161 300 mg orally once daily for three days	10/14 (71.4%)	8/11 (72.2%)	7/8 (87.5%)
VT-1161 600 mg orally once daily for three days	10/12 (83.3%)	6/8 (75.0%)	6/7 (85.7%)
VT-1161 600 mg orally twice daily for three days	12/14 (85.7%)	12/14 (85.7%)	12/14 (85.7%)
Fluconazole 150 mg orally as a single dose, then matching placebo for two days	11/15 (73.3%)	7/9 (77.8%)	6/8 (75.0%)

*	Defined as total severity score of 0 or 1 and negative fungal culture on Day 28.
**	Intent to Treat: all patients who received ≥1 dose of drug.
***	Modified Intent to Treat: all patients who had a positive culture at baseline and received ≥1 dose of drug.
****	Per Protocol: all patients who had a positive culture at baseline and followed the study protocol in all key aspects.

Results for the low-dose VT-1161, mid-dose VT-1161, high-dose VT-1161 and fluconazole groups with respect to effective therapeutic cure criteria evaluated using the second common definition shown above (either (1) any individual sign or symptom score that was 1 or 2 at baseline was 0 at Day 28 or (2) any individual sign or symptom score that was 3 at baseline was 0 or 1 at Day 28) were generally consistent with those for effective therapeutic cure criteria evaluated using the first common definition shown above (total severity score of 0 or 1 at Day 28).

With regard to the complete therapeutic cure criteria, we evaluated our results according to the following definitions:

•	Complete clinical cure was defined as a total severity score of 0 at Day 28;

•	Mycologic cure was defined as a negative fungal culture at Day 28; and

•	Complete therapeutic cure was defined as both complete clinical cure and mycologic cure at Day 28.

Results for the low-dose VT-1161, mid-dose VT-1161, high-dose VT-1161 and fluconazole groups with respect to complete therapeutic cure criteria are provided in the table below:

Interim Efficacy Data from VT-1161 AVVC Phase 2a Clinical Trial—Day 28

Complete Therapeutic Cure*

Group	Intent to Treat**	Modified Intent to Treat***	Per Protocol****
(patients responding/patients in group)
VT-1161 300 mg orally once daily for three days	9/14 (64.3%)	7/11 (63.6%)	6/8 (75.0%)
VT-1161 600 mg orally once daily for three days	9/12 (75.0%)	6/8 (75.0%)	6/7 (85.7%)
VT-1161 600 mg orally twice daily for three days	11/14 (78.6%)	11/14 (78.6%)	11/14 (78.6%)
Fluconazole 150 mg orally as a single dose, then matching placebo for two days	10/15 (66.7%)	6/9 (66.7%)	5/8 (62.5%)

*	Defined as total severity score of 0 and negative fungal culture on Day 28.
**	Intent to Treat: all patients who received ≥1 dose of drug.
***	Modified Intent to Treat: all patients who had a positive culture at baseline and received ≥1 dose of drug.
****	Per Protocol: all patients who had a positive culture at baseline and followed the study protocol in all key aspects.

As noted, effective therapeutic cure was achieved in 32 of the 40 patients in the VT-1161 groups, and complete therapeutic cure was achieved in 29 of these 40 patients in the intent to treat analysis. These results were generally consistent with those observed in the fluconazole group, the standard of care; however, reported results for fluconazole in published studies tend to be somewhat lower than what we have observed in our Phase 2a AVVC clinical trial.

Through the test-of-cure visit on Day 28, VT-1161 was found to be well tolerated with no serious adverse events reported and no discontinuations related to an adverse event. The percentage of patients reporting adverse events was 71% in the low-dose VT-1161 group, 41% in the mid-dose VT-1161 group, 14% in the high-dose VT-1161 group and 47% in the fluconazole group. Adverse events that were reported included nausea, dizziness, headache and palpitations in the VT-1161 groups and nasopharyngitis, insomnia and back pain in the fluconazole group. The clinical investigators concluded that the majority of adverse events reported were not related to the study drug. All investigators remain blinded as to study drug assignment at this point in the study. There were also no clinically relevant changes noted in vital signs, physical exam findings, electrocardiograms, or chemistry, hematology or urinalysis parameters. We are continuing to follow patients from all dose groups for a period of 24 weeks in order to obtain additional safety and tolerability data.

Planned Phase 2b Clinical Trial for RVVC

Based on the positive data demonstrated in our Phase 2a clinical trial, we are planning to initiate a Phase 2b clinical trial in patients with RVVC in the second half of 2014. We are currently designing the Phase 2b clinical trial, which we expect to be a randomized, double-blind, placebo-controlled, multi-arm clinical trial conducted at multiple clinical sites within the United States. We currently anticipate enrolling approximately 200 patients, in the following dose groups:

•	VT-1161 low dose orally once weekly for 12 weeks, then placebo orally once weekly for 12 weeks;

•	VT-1161 low dose orally once weekly for 24 weeks;

•	VT-1161 high dose orally once weekly for 12 weeks, then placebo orally once weekly for 12 weeks;

•	VT-1161 high dose orally once weekly for 24 weeks; and

•	Placebo for 24 weeks.

We are finalizing our dose selection for the VT-1161 groups based upon the data from our Phase 2a AVVC clinical trial. Our current plan for this Phase 2b clinical trial is to enroll patients with a history of RVVC who present with an active infection which we will then treat with one or more doses of fluconazole until the infection is resolved. Following resolution of the active infection, patients will be randomized to either one of the VT-1161 dose groups or the placebo group and followed for a period of 48 weeks. We expect that the primary endpoint will be the prevention of AVVC episodes through week 48 of the study, which extends either 24 or 36 weeks beyond the conclusion of dosing with VT-1161 depending on the dose group. We also plan to perform an interim analysis that will assess the prevention of AVVC episodes through week 24 of the study. We expect to initiate our Phase 2b clinical trial during the fourth quarter of 2014, to obtain interim data by the third quarter of 2015, and to have complete top line data by mid-2016. If our Phase 2b clinical trial is successful, we would need to successfully conduct two Phase 3 pivotal clinical trials in order to seek marketing approval.

Onychomycosis Overview

Global Data projected onychomycosis to affect approximately 32 million individuals in the United States in 2012 and as many as 38 million by 2022. According to data provided by IMS Health, approximately 2.85 million prescriptions were written for oral terbinafine in 2013. The number of prescriptions written for terbinafine increased at a compound annual growth rate of 5% during the period from 2009 to 2013. The primary prescribing groups included family practice, podiatry, internal medicine and dermatology.

Onychomycosis is a fungal infection that involves the nail matrix, the nail bed, the nail plate and, in some cases, the skin surrounding the nail plate. Onychomycosis can cause deformation, discoloration, thickening and splitting of the nail, as well as separation of the nail plate from the nail bed. The condition can also result in pain when walking, limiting ambulation. The unsightly appearance of the infected nails and the perception that there is an active and contagious infection is a significant concern for some patients. In diabetic patients, onychomycosis can serve as an entry point for secondary bacterial infections, which can lead to serious complications in susceptible individuals. If untreated, onychomycosis generally will not improve, and may worsen over time. Even following treatment, onychomycosis often recurs in susceptible individuals because the causative pathogens are commonly found in the environment. Consequently, additional courses of treatment are frequently required even after initial successful therapy.

Medical treatment options for onychomycosis include both topical and oral drugs. In clinical trials for onychomycosis, the success of therapy is typically assessed based upon a scoring system which combines a clinical cure score, which considers a standardized set of disease severity criteria, as well as a laboratory-based mycologic cure, which refers to a negative fungal stain and culture of the affected nail. The determination of complete therapeutic cure, which is the FDA-defined primary endpoint in most onychomycosis trials, requires both complete clinical cure as well as mycologic cure.

There are currently three topical treatments for onychomycosis that have either been approved in the United States or have been submitted to the FDA for marketing approval. Penlac (ciclopirox) is approved for use in onychomycosis in conjunction with frequent debridement, or removal of parts of the infected nail. In the two clinical trials cited in Penlac’s approved labeling, even with frequent debridement only 5.5% of patients in one Phase 3 pivotal trial and only 8.5% of patients in a second Phase 3 pivotal trial achieved complete therapeutic cure. More recently, Anacor Pharmaceuticals reported the results of two Phase 3 clinical trials of topical tavaborale for which it has submitted an NDA to the FDA. Tavaborale achieved complete therapeutic cure rates of 6.5% in one Phase 3 pivotal trial and 9.1% in a second Phase 3 pivotal trial. Valeant Pharmaceuticals also recently reported that a topical formulation of efinaconazole, a triazole antifungal agent, for which the NDA recently has been approved by the FDA, demonstrated complete therapeutic cure rates of 15.2% in one Phase 3 pivotal trial and 17.8% in a second Phase 3 pivotal trial. We believe that the low complete therapeutic cure rates for these topical agents is a direct result of the fact that the agents do not adequately reach the site of infection, which includes not only the nail plate, but also the deeper structures of the nail bed and nail matrix.

There are two oral medications currently approved in the United States for the treatment of onychomycosis, terbinafine (Lamisil) and itraconazole (Sporanox). Terbinafine, the most widely prescribed onychomycosis drug, is a member of the allylamine drug class. According to the terbinafine approved labeling, 38% of patients treated in Phase 3 pivotal trials of this drug with a 12-week course of once-daily therapy achieved complete therapeutic cure. Despite its relatively high labeled efficacy when compared with topical agents, we believe that the usage of branded and generic terbinafine has been limited due to safety concerns, primarily related to liver toxicity and drug-drug interactions. According to the terbinafine approved label, approximately 3.3% of patients treated with terbinafine experience liver enzyme elevation. Although rare, cases of hepatic failure resulting in transplant or death have been reported. Liver function tests are recommended prior to and during treatment with terbinafine, and the drug is contraindicated in patients with pre-existing liver disease. Terbinafine also carries a warning for alteration or loss of taste and smell. Although rare and usually reversible, these side effects can be irreversible. Itraconazole, a triazole antifungal agent, is not widely used in the treatment of onychomycosis, largely because of its greater risk of liver toxicity. Other concerns with the use of itraconazole include frequent drug-drug interactions, endocrine toxicity and a pregnancy warning.

In the 2012 Campbell Alliance Study, Campbell Alliance surveyed six clinicians who indicated that, in their view, important unmet needs in the treatment of onychomycosis included agents offering both higher clinical and mycologic cure rates, as well as faster clinical and mycologic cure rates. These clinicians further indicated that key unmet needs with regard to safety concerns included agents with fewer drug-drug interactions and agents with less liver toxicity. The physicians were also provided with a VT-1161 product profile for the treatment of onychomycosis. The key aspects of the product profile included a three-month dosing regimen with VT-1161, a 52% complete therapeutic cure rate for toenail at 48 weeks, no significant adverse events compared to placebo, no drug-drug interactions and a category B pregnancy warning. Based on the product profile provided, the physicians interviewed indicated a mean intent to prescribe of 6.8 on a scale from one to seven, with seven being “extremely likely to prescribe.”

Ongoing Phase 2a Clinical Trial for Tinea Pedis

We are currently conducting a Phase 2a clinical trial of VT-1161 in patients with moderate to severe interdigital tinea pedis. Our intent in conducting this clinical trial is to establish proof of concept that VT-1161 is safe and clinically active in treating human infections due to dermatophytes. Because the dermatophyte pathogens are typically the same in patients with tinea pedis as in patients with onychomycosis, we believe that the results in our Phase 2a tinea pedis trial will be indicative of likely antifungal activity in our planned Phase 2b onychomycosis clinical trial. Our Phase 2a clinical trial employs an adaptive design whereby results of the first two VT-1161 dose groups were reviewed prior to enrollment of a third, high-dose group. We designed this trial as an exploratory, dose-ranging, proof of concept trial and, as such, it is not prospectively powered to demonstrate efficacy with statistical significance.

The tinea pedis Phase 2a clinical trial is designed to enroll approximately 48 patients across three VT-1161 dose groups and a placebo group. We selected the doses of VT-1161 used in this trial to achieve plasma concentrations of VT-1161 that bracketed the plasma concentrations known to be effective for currently approved oral agents for the treatment of tinea pedis. Of note, marketed agents are typically dosed for 14 days in this indication. The dose groups in this Phase 2a clinical trial are as follows:

•	Low-dose VT-1161 group (200 mg orally once daily for four days, then 50 mg orally once daily for 10 days);

•	Mid-dose VT-1161 group (600 mg orally once daily for four days, then 150 mg orally once daily for 10 days);

•	High-dose VT-1161 group (600 mg orally twice daily for four days, then 300 mg orally once daily for 10 days); and

•	Placebo group (matching placebo for 14 days).

Patients with interdigital tinea pedis infection were considered for eligibility for the clinical trial based upon an assessment of six clinical signs and symptoms, each of which was graded on a scale from 0 (absent) to 3 (severe). This scale is based on published FDA guidance documents, which identify the clinical signs and symptoms as fissuring/cracking, erythema (redness), maceration (softening of tissue), scaling, pruritus (itching) and burning/stinging. To be eligible for the clinical trial, patients must have had a cumulative clinical severity score of at least 6 across the six clinical signs and symptoms, out of a maximum score of 18, and a positive fungal stain. We then randomized and treated eligible patients for a period of 14 days. On Day 42, we conducted a test-of-cure visit at which both clinical and mycologic endpoints were evaluated. We evaluated these endpoints based upon two sets of criteria. The first set of criteria, which the FDA has historically used in assessing the success of clinical trials for this indication, uses an endpoint referred to as the “effective clinical cure.” The second set of criteria, which the FDA has indicated to us would apply prospectively in the approval of future agents for tinea pedis, uses an endpoint referred to as “complete clinical cure.” We have completed treatment of patients in the low-dose VT-1161, mid-dose VT-1161 and high-dose VT-1161 groups and have analyzed data through the test-of-cure visit on Day 42. We are also continuing to follow patients from all dose groups for a period of 24 weeks in order to gain additional safety and tolerability data.

With regard to effective therapeutic cure criteria, we evaluated our results according to the following definitions:

•

Effective clinical cure was defined as a total severity score less than or equal to 2 and no single score greater than 1 at Day 42. Effective clinical cure indicates that the patient has experienced significant improvement in the signs and symptoms of tinea pedis;

•	Mycologic cure was defined as a negative fungal stain and culture at Day 42; and

•	Effective therapeutic cure was defined as both effective clinical cure and mycologic cure at Day 42.

Results for the low-dose VT-1161, mid-dose VT-1161, high-dose VT-1161 and placebo groups with respect to effective therapeutic cure criteria are provided in the table below:

Interim Efficacy Data from VT-1161 Tinea Pedis Phase 2a Clinical Trial

Effective Therapeutic Cure*

Group	Intent to Treat**	Modified Intent to Treat ***	Per Protocol****
(patients responding/patients in group)
VT-1161 200 mg orally once daily for four days, then 50 mg orally once daily for 10 days	5/12 (41.7%)	3/10 (30.0%)	3/9 (33.3%)
VT-1161 600 mg orally once daily for four days, then 150 mg orally once daily for 10 days	5/12 (41.7%)	3/8 (37.5%)	3/8 (37.5%)
VT-1161 600 mg orally twice daily for four days, then 300 mg once daily for 10 days	7/14 (50.0%)	6/11 (54.5%)	6/10 (60.0%)
Matching placebo regimen	0/12 (0.0%)	0/11 (0.0%)	0/11 (0.0%)

*	Defined as total signs and symptoms score of ≤2 with no individual score >1 and a negative fungal stain and culture on Day 42.
**	Intent to Treat: all patients that received ≥1 dose of drug.
***	Modified Intent to Treat: all patients who had a positive culture at baseline and received ≥1 dose of drug.
****	Per Protocol: all patients who had a positive culture at baseline and followed the study protocol in all key aspects.

With regard to complete therapeutic cure criteria, we evaluated our results according to the following definitions:

•	Complete clinical cure was defined as a total severity score of 0 at Day 42;

•	Mycologic cure was defined as a negative fungal stain and culture at Day 42; and

•	Complete therapeutic cure was defined as both complete clinical cure and mycologic cure at Day 42.

Results for the low-dose VT-1161, mid-dose VT-1161, high-dose VT-1161 and placebo groups with respect to complete therapeutic cure criteria are provided in the table below:

Interim Efficacy Data from VT-1161 Tinea Pedis Phase 2a Clinical Trial

Complete Therapeutic Cure*

Group	Intent to Treat**	Modified Intent to Treat***	Per Protocol****
(patients responding/patients in group)
VT-1161 200 mg orally once daily for four days, then 50 mg orally once daily for 10 days	2/12 (16.7%)	1/10 (10.0%)	1/9 (11.1%)
VT-1161 600 mg orally once daily for four days, then 150 mg orally once daily for 10 days	1/12 (8.3%)	0/8 (0.0%)	0/8 (0.0%)
VT-1161 600 mg orally twice daily for four days, then 300 mg once daily for 10 days	3/14 (21.4%)	3/11 (27.3%)	3/10 (30.0%)
Matching placebo regimen	0/12 (0.0%)	0/11 (0.0%)	0/11 (0.0%)

*	Defined as total signs and symptoms score of 0 and a negative fungal stain and culture on Day 42.
**	Intent to Treat: all patients that received ≥1 dose of drug.
***	Modified Intent to Treat: all patients who had a positive culture at baseline and received ≥1 dose of drug.
****	Per Protocol: all patients who had a positive culture at baseline and followed the study protocol in all key aspects.

In the intent to treat analysis, effective clinical cure was achieved in 26 of the 38 patients in the VT-1161 groups, mycologic cure was achieved in 20 of the 38 patients in the VT-1161 groups and effective therapeutic cure was achieved in 17 of the 38 patients in the VT-1161 groups. While complete therapeutic cure was achieved in only six of the 38 patients in the VT-1161 groups, it was not achieved in any of the 12 patients in the placebo group.

Through the test-of-cure visit on Day 42, VT-1161 was found to be well tolerated with no serious adverse events reported. One patient in the high-dose VT-1161 group discontinued treatment due to a rash, which developed shortly after the initiation of VT-1161 dosing. The rash resolved rapidly after the administration of an antihistamine. The percentage of patients reporting adverse events was 17% in the low-dose VT-1161 group, 25% in the mid-dose VT-1161 group, 36% in the high-dose VT-1161 group and 42% in the placebo group. Adverse events that were reported included rash, constipation and sinusitis in the VT-1161 groups and anemia, abdominal discomfort and back pain in the placebo group. The clinical investigators concluded that the majority of adverse events reported were not related to the study drug. All investigators remain blinded as to study drug assignment at this point in the study. There were no clinically relevant changes noted in vital signs, physical exam findings, electrocardiograms, or chemistry, hematology or urinalysis parameters. We are also continuing to follow patients from all dose groups for a period of 24 weeks in order to gain additional safety and tolerability data.

Planned Phase 2b Clinical Trial for Onychomycosis

Based on the positive data demonstrated in our Phase 2a tinea pedis clinical trial, we are planning to initiate a Phase 2b clinical trial in patients with onychomycosis of the toenail in the second half of 2014. We are currently designing the Phase 2b clinical trial, which we expect to be a randomized, double-blind, placebo-controlled, multi-arm trial conducted at multiple clinical sites within the United States. We currently anticipate enrolling approximately 200 patients with onychomycosis, in the following dose groups:

•	VT-1161 low dose orally once weekly for 12 weeks, then placebo orally once weekly for 12 weeks;

•	VT-1161 low dose orally once weekly for 24 weeks;

•	VT-1161 high dose orally once weekly for 12 weeks, then placebo orally once weekly for 12 weeks;

•	VT-1161 high dose orally once weekly for 24 weeks; and

•	Placebo for 24 weeks.

We are finalizing our dose selection for the VT-1161 groups based upon the data from our Phase 2a tinea pedis clinical trial. We plan to randomize patients with onychomycosis to either one of the VT-1161 dose groups or the placebo group. Treatment duration will be for either 12 or 24 weeks, and patients will be followed for a period of 48 weeks. We expect that the primary endpoint will be complete therapeutic cure of the target toenail at week 48 of the study, which will be either 24 or 36 weeks beyond the completion of dosing, depending on the dose group. We also plan to perform an interim analysis that will assess the percentage of patients with at least 2 millimeters of clear nail growth at week 24 of the study. We expect to initiate our Phase 2b clinical trial during the fourth quarter of 2014, to obtain interim data by the third quarter of 2015, and to have complete top line data by mid-2016. If our Phase 2b clinical trial is successful, we would need to successfully conduct two Phase 3 pivotal clinical trials in order to seek marketing approval. We anticipate that complete therapeutic cure at week 48 will be the primary efficacy endpoint in these Phase 3 pivotal clinical trials.

Phase 1 Clinical Trial Program

We have previously completed single- and multiple-ascending dose Phase 1 clinical trials of oral VT-1161 in a total of 72 healthy volunteers. In these clinical trials, we tested oral doses ranging from a single 5 mg dose to a 320 mg dose administered once daily for a period of seven days. In both clinical trials, VT-1161 was well tolerated and demonstrated a favorable safety profile, with no serious adverse events reported. At the 320 mg dose given once daily for seven days, plasma concentration of approximately 3.8 µg/mL was achieved, which is well above what we expect will be the therapeutic concentration of approximately 1.0 µg/mL based on multiple preclinical models. In addition, toenail clippings and skin biopsies generally revealed excellent penetration of VT-1161 into these tissues.

The graph below illustrates the mean concentration of VT-1161 in toenail clippings over a seven-week period for six volunteers who received a once-daily oral dose of 320 mg for seven days. The vertical axis shows the concentration of drug, as measured in nanograms per gram of tissue, in toenail clippings at the indicated time point. The VT-1161 data are compared with that reported in published studies for terbinafine and itraconazole, the two approved oral agents for onychomycosis in the United States, as well as for oral posaconazole, which demonstrated clinical antifungal activity in a Phase 2b onychomycosis clinical trial, but was not developed further for this indication due to safety concerns. The doses of terbinafine, itraconazole and posaconazole are consistent with those in our Phase 1 trial, although of somewhat longer dosing durations than VT-1161.

The toenail drug level data are derived from the VT-1161 Phase 1 multiple-ascending dose study and from published data from studies in which itraconazole was given at a dose of 200 mg twice daily for one week a month over four cycles, posaconazole was given at a dose of 400 mg daily for 12 weeks and terbinafine was given at a dose of 250 mg daily for four weeks. We extrapolated data from the published studies to match time points assessed in the VT-1161 Phase 1 study.

Drug levels of VT-1161 in the toenail exceed those of the other agents at both the four-week and seven-week time points, despite the fact that dosing for VT-1161 was only for a period of seven days. We believe that the continued accumulation of VT-1161 in the nail beyond the dosing period was in part a result of its long half-life, which is estimated to be greater than 1,000 hours based on currently available data. The half-life of VT-1161 is longer than that of other antifungal agents; however, several other antifungal agents also have a long half-life. For example, terbinafine has a half-life in humans in the range of 300 to 500 hours. Based on the clinical safety profile of VT-1161 demonstrated to date, we believe that the long half-life of VT-1161 will be advantageous in that it may facilitate a once-weekly dosing schedule. We also believe the long half-life of VT-1161 may prove useful in the treatment of infections with high recurrence rates, such as RVVC.

Preclinical Studies

We have studied VT-1161 in a wide range of in vitro and in vivo models. In these studies, VT-1161 has consistently demonstrated robust antifungal activity against Candida species, including strains that are resistant to the triazoles, and dermatophytes, which are the most common cause of onychomycosis. We have also performed extensive in vitro and in vivo safety testing, with a particular focus on assessing the inhibition of human CYP enzymes that we believe may be responsible for many of the side effects commonly seen with the triazole agents.

The in vitro activity of anti-infective agents is typically assessed by determining the minimum inhibitory concentration, or MIC. This measurement typically refers to the concentration of the drug, in micrograms per milliliter (µg/mL), required to result in inhibition in the growth of a given pathogen to a predetermined level at 24 hours, according to published guidelines. The guidelines most commonly followed in the United States are referred to as the CLSI, or Clinical and Laboratory Standards Institute, guidelines. By virtue of the way MIC studies are typically conducted, the lower the MIC value, the more potent the antifungal agent against that particular fungal species. Across a broad range of in vitro studies, VT-1161 has demonstrated substantial potency against many common species of Candida that cause mucosal, dermatologic and invasive infections in humans. These common Candida species include Candida albicans and Candida glabrata. VT-1161 has also demonstrated significant potency against more difficult to treat species such as Candida krusei, Candida parapsilosis, Candida guilliermondii and Candida lusitaniae. In the majority of these tests, the potency of VT-1161 against Candida species has been greater than that for fluconazole, itraconazole, voriconazole and posaconazole.

VT-1161 also demonstrated substantially greater potency than fluconazole and voriconazole when tested against a broad clinical panel of resistant strains of Candida albicans. The potency of VT-1161 was at least as great as, and in some cases greater than, that of voriconazole, one of the most potent triazole agents. The strains tested in this study cover the most common mechanisms of antifungal resistance, including the following:

•	Mutations of the fungal CYP51 enzyme, which reduce the ability of a drug to inhibit fungal CYP51, thereby conferring resistance to the triazoles;

•	Over expression of efflux pumps, which allow the fungal cell to more readily excrete multiple classes of drugs; and

•	Mutations of the glucan synthase enzyme, known as the FKS1 mutation, which reduce the ability of a drug to inhibit glucan synthase, thereby conferring resistance to the echinocandins.

As shown in the table below, in some cases, the resistance mechanism for the strains tested is not known at the molecular level. MIC values from these various studies are shown in the table below. Lower MIC numbers correspond to greater potency.

MICs (µg/mL) Against Resistant Candida albicans Isolates
Resistance Mechanism (by isolate)	VT-1161	Fluconazole	Voriconazole
Wild-type (sequence known)	≤0.03	≤0.25	≤0.03
CYP51 point mutation	0.125	32	0.25
CYP51 point mutation	0.25	>64	0.5
CYP51 point mutation; CYP51, efflux pump over-exp.	≤0.03	0.5	≤0.03
CYP51 point mutation; efflux pump over-exp.	0.06	8	0.125
CYP51 point mutation; CYP51, efflux pump over-exp.	0.06	32	0.5
CYP51 over-expression	≤0.03	8	≤0.03
Efflux pump over-expression	≤0.03	1	≤0.03
Azole-resistance mechanism unknown	0.25	>64	8
Azole-resistance mechanism unknown	0.5	64	8
FKS1 point mutation; azole-resistance mechanism unknown	0.5	>64	16
FKS1 point mutation; azole-resistance mechanism unknown	≤0.03	32	0.06
FKS1 point mutation; azole-resistance mechanism unknown	≤0.03	32	2

We also tested VT-1161 against a panel of 37 clinical isolates of Trichophyton rubrum, the most common dermatophyte causing onychomycosis. In this study we compared the MIC values for VT-1161 to the MIC values for terbinafine and itraconazole, the two approved oral agents for the treatment of onychomycosis, and to the MIC values for fluconazole and posaconazole, which have demonstrated clinical antifungal activity in onychomycosis clinical trials. The MIC50 value refers to the concentration of the tested compound that reduces the growth of 50% of the isolates tested, and the MIC90 value refers to the concentration that reduces the growth of 90% of the isolates tested. Lower MIC numbers correspond to greater potency. As can be seen in the table below, VT-1161 demonstrated antifungal activity that was superior to fluconazole and comparable to that of the other agents. Based on MIC testing guidelines from the CLSI for the comparator drugs, terbinafine was the only agent that was tested below the concentration of 0.03 µg/mL.

Minimum Inhibitory Concentration (µg/mL)

	Trichophyton rubrum (37 clinical isolates)
	MIC50	MIC90
VT-1161	≤0.03	0.06
Fluconazole	2	16
Itraconazole	0.06	0.06
Posaconazole	0.06	0.125
Terbinafine	0.015	0.03

In in vitro studies, VT-1161 was compared to three of the marketed triazoles with regard to both in vitro potency against Candida albicans and in vitro selectivity relative to the human drug metabolizing enzymes CYP2C9, CYP2C19 and CYP3A4. As can be seen, VT-1161 was substantially more potent against Candida albicans than the triazoles as indicated by a lower MIC value. Also, VT-1161 was generally substantially more selective than the triazoles as indicated by higher IC50 values, which is the concentration of the agent needed to reduce that enzyme’s activity by 50%, against CYP2C9, CYP2C19 and CYP3A4. We believe these data indicate that VT-1161 may have a higher degree of potency with a lower risk of drug-drug interactions and other side effects than the currently available triazoles.

High Potency and Low Drug-Drug Interaction Potential

Agent	C. albicans MIC (µg/mL)	CYP2C9 IC50 (µM)	CYP2C19 IC50 (µM)	CYP3A4 IC50 (µM)
VT-1161	≤0.0001	73	34	35
Fluconazole (Diflucan)	0.25	41	20	29
Itraconazole (Sporanox)	0.031	>100	>100	0.07
Voriconazole (Vfend)	0.031	5	6	6

We have also tested VT-1161 in a broad array of in vivo studies at various academic laboratories in the United States. In all of these studies VT-1161 has demonstrated consistently robust antifungal activity that typically meets or exceeds the activity of currently available agents. In vivo studies of VT-1161 that we have conducted include the following:

•	Mouse vaginal candidiasis (Candida albicans)

•	Guinea pig dermatophytosis (Trichophyton mentagrophytes)

•	Guinea pig dermatophytosis (Candida albicans)

•	Mouse invasive candidiasis (Candida albicans)

•	Mouse invasive candidiasis (Candida glabrata)

•	Mouse cryptococcal meningitis (Cryptococcus neoformans)

•	Mouse coccidioides pneumonia (Coccidioides posadasii)

•	Mouse aspergillosis prophylaxis (Aspergillus fumigatus)

In a recently completed study, VT-1161 was compared to fluconazole in a mouse model of AVVC using two strains of Candida albicans with reduced sensitivity to fluconazole. In both strains, VT-1161 was statistically superior to fluconazole in reducing vaginal fungal burden at the end of the study. The data are described in the table below.

Results From Mouse AVVC Model

Treatment *	Isolate and in vitro MIC, µg/ml	Mean Vaginal Fungal Burden at Day 10 ± standard deviation
Vehicle	AR466-06	2227 ± 918
25 mg/kg VT-1161	≤0.015	76 ± 26**
25 mg/kg fluconazole	64	2210 ± 934
Vehicle	JJ330-05	15465 ± 14802
25 mg/kg VT-1161	0.12	1354 ± 2092***
25 mg/kg fluconazole	8	23855 ± 29503

*	All agents were dosed orally, once a day on Days 3-6 post-infection.
**	VT-1161 superior to fluconazole (P<0.0001).
***	VT-1161 superior to fluconazole (P=0.0005).

We have studied the safety profile of VT-1161 in a broad range of in vitro and in vivo preclinical models conducted according to Good Laboratory Practices, or GLP. In standard tests to assess for genotoxicity potential, there was no positive signal identified for VT-1161. In standard safety pharmacology studies to assess the acute effects of VT-1161 on the cardiovascular, respiratory and central nervous systems, no effects of VT-1161 were noted up to the highest doses tested. We have conducted pilot reproductive toxicity studies in rats and rabbits to assess for the potential of VT-1161 to cause teratogenicity, also known as birth defects. In these early studies, we have not observed any evidence that VT-1161 causes teratogenic effects. We plan to conduct the definitive reproductive toxicity studies in the second half of 2014.

We also conducted in vitro studies according to FDA guidelines to assess for the potential for VT-1161 to cause drug-drug interactions. In these studies, the potential for VT-1161 to cause drug-drug interactions due to inhibition of CYP2B6, CYP2C8, CYP2C9, CYP2C19 and CYP2D6, which, along with CYP3A4 are enzymes that commonly metabolize drugs in the human liver, was considered negligible. There was a potential, albeit slight, risk of drug-drug interactions due to inhibition of CYP3A4. We plan to directly assess this in a Phase 1 human drug interaction study to be conducted in the first half of 2015.

We also studied the safety of VT-1161 in standard toxicology studies conducted in rats and dogs. In the studies completed to date, daily doses of VT-1161 were given for up to 28 days. By design, the goal of these studies was to identify the potential adverse effects of an agent when given across a range of doses, including doses much higher than those anticipated in clinical trials. VT-1161 was well tolerated in all dog studies and at doses that led to very high plasma exposures. In a 28-day dog study, the primary effects at very high drug exposures were observed during the fourth study week and included body tremors and head shaking, moderately increased cholesterol levels, and signs of inflammation in lymphoid tissues. At the end of a 42-day recovery period following drug withdrawal, these effects were largely reversed. There were no signs of liver toxicity at any dose in dog studies.

In 14- and 28-day rat studies, VT-1161 primarily affected the liver. Liver organ weight and liver cell size increases were noted and were reversed following VT-1161 withdrawal. Increases in liver weights and liver cell size may be common manifestations of a process termed metabolic adaptation, which is a rat-specific response to a wide range of agents. Only one liver enzyme, alanine transaminase, or ALT, was moderately and reversibly elevated due to very high VT-1161 exposures. ALT is a biomarker of liver metabolic function, and increases in ALT without increases in other liver function biomarkers such as aspartate transaminase or alkaline phosphatase typically do not indicate liver toxicity. An expert panel of toxicologists recently concluded that, as a general rule, changes in the rat liver due to metabolic adaptation do not predict toxicity in humans.

We are currently conducting longer-term toxicology studies, specifically a nine-month study in dogs and a six-month study in rats, required by the FDA prior to conducting longer-term studies of VT-1161 in humans. We expect the final data from these studies to be available in the second half of 2014.

VT-1129 for Cryptococcal Meningitis

VT-1129 has been shown in preclinical studies to be a potent and selective, orally-available inhibitor of fungal CYP51. VT-1129 blocks the production of ergosterol, an essential component of the fungal cell membrane, which is critical to fungal proliferation and survival. As a result of VT-1129’s substantial potency against Cryptococcus species and high concentrations within the central nervous system in preclinical studies, we selected VT-1129 for further preclinical development targeting the treatment of cryptococcal meningitis.

Due to the relatively small number of cryptococcal meningitis cases in the United States and Europe each year, we believe that VT-1129 may be eligible for orphan drug designation by the FDA and the European Medicines Agency, or the EMA. We recently applied to the FDA for orphan drug designation for VT-1129. Additionally, we believe that if we successfully develop VT-1129 for the treatment of cryptococcal meningitis, it may qualify for the regulatory benefits provided by the Generating Antibiotic Incentives Now Act. Cryptococcus species were recently added by the FDA to the list of qualifying pathogens under the Generating Antibiotic Incentives Now Act, which allows a drug product to be designated by the FDA as a Qualified Infectious Disease Product. Such a designation could entail significant advantages, such as reimbursement for certain research and development expenses and an additional five years of regulatory exclusivity. Although it is not currently formally designated as a neglected tropical disease, Cryptococcal infections share many of the characteristics of other diseases that are so specified. If Cryptococcal meningitis were to be included in a future revision of the list of qualifying diseases, the development of VT-1129 could qualify for the potential award of a priority review voucher.

We have been conducting preclinical studies of VT-1129 in collaboration with the Therapeutics for Rare and Neglected Diseases program, or TRND, at the National Institutes of Health, or NIH, under a grant awarded in 2011.

Cryptococcal Meningitis Overview

Cryptococcal meningitis is a life-threatening fungal infection of the lining of the brain and the spinal cord. This infection occurs most often in immunocompromised patients, including those with HIV, transplant recipients and oncology patients. A study published in February 2013 in the scientific journal PLOS ONE estimated that there are 3,400 hospitalizations associated with cryptococcal meningitis annually in the United States. The causative organism is most often Cryptococcus neoformans. Cryptococcal meningitis is characterized by a flu-like syndrome that rapidly progresses to include symptoms indicative of central nervous system involvement, including high fever, neck stiffness, extreme sensitivity to light and seizures. Without treatment, the disease is almost always fatal. Treatment in developed countries consists of intravenous administration of amphotericin B and oral flucytosine for a period of several weeks until the signs and symptoms of acute infection resolve. Following acute treatment, patients are typically maintained on oral fluconazole for six to twelve months to continue antifungal therapy and prevent recurrence. According to the Clinical Practice Guidelines for the

Management of Cryptococcal Disease: 2010 Update by the Infectious Diseases Society of America, despite access to advanced medical care and the availability of highly active antiretroviral therapy, the three-month mortality rate during management of acute cryptococcal meningitis is approximately 20% in medically developed countries.

While relatively rare in the United States and Europe, cryptococcal meningitis is a very common disease in the developing world due to the high incidence of HIV infection. According to an article published in the journal AIDS in 2009, globally an estimated 957,900 cases of cryptococcal meningitis occur each year, resulting in 624,700 deaths by three months after infection. In regions where intravenous therapy with amphotericin B and oral flucytosine is not commonly available, fluconazole is the most widely used agent because it is orally administered and is relatively inexpensive. However, fluconazole monotherapy is mostly ineffective. According to cryptococcosis statistics maintained on the Centers for Disease Control and Prevention’s website from February 2014, the greatest burden of this disease occurs in sub-Saharan Africa, where mortality due to cryptococcal meningitis is estimated to be between 50% and 70%.

Another serious cryptococcal illness is caused by a related pathogen, Cryptococcus gattii, which usually causes pneumonia rather than meningitis. A small but significant number of infections with this organism have recently been reported in the Pacific Northwest region of the United States. A particular concern is that a large percentage of these infections have occurred in individuals with normal immune systems.

Preclinical Results

We have studied VT-1129 in multiple in vitro and in vivo preclinical models. Based upon the results of these studies, we believe that VT-1129 has the potential to be highly effective in the treatment of cryptococcal meningitis.

The table below shows the results of a study conducted at the Centers for Disease Control and Prevention of the in vitro potency of VT-1129 against various clinical isolates of Cryptococcus neoformans and Cryptococcus gattii. This study compared the potency of VT-1129 to that of fluconazole, which is commonly used for maintenance therapy in the United States and as primary therapy in the developing world for the treatment of cryptococcal meningitis. The MIC50 value refers to the concentration that reduces the growth of 50% of the isolates tested, and the MIC90 value refers to the concentration that reduces the growth of 90% of the isolates tested according to published CLSI guidelines. Lower MIC values, as measured in µg/mL, correspond to greater potency. As can be seen, VT-1129 was significantly more potent than fluconazole against both Cryptococcus neoformans and Cryptococcus gattii isolates in this in vitro study. Note that the other triazoles are not commonly used to treat cryptococcal meningitis, primarily due to their low penetration into the central nervous system.

Minimum Inhibitory Concentration (µg/mL)

	Cryptococcus neoformans (100 isolates)		Cryptococcus gattii (300 isolates)
	MIC50	MIC90	MIC50	MIC90
VT-1129	0.015	0.06	0.125	0.25
Fluconazole	2	8	8	16

We have also studied VT-1129 in multiple in vivo models of cryptococcal meningitis. The table below shows the results of one such study of VT-1129 in a mouse model of cryptococcal meningitis. Mice were infected intracranially with Cryptococcus neoformans and oral treatment was initiated 24 hours later with vehicle, VT-1129 or fluconazole at the doses indicated. There were 10 animals in each dose group. Treatment was continued for a period of 10 days, and survival was then monitored for a period of up to 30 days following infection. As can be seen in the table below, survival of the animals in the VT-1129 treatment groups significantly exceeded that of those in the fluconazole treatment groups.

In addition to survival data, fungal levels within the brain were also assessed on Day 30 in this mouse model and reported as the number of colony forming units, or CFUs detected on a culture plate per gram of brain tissue. The difference between the results observed in the VT-1129 treatment groups and the fluconazole and vehicle treatment groups were highly statistically significant (p<0.0001). As shown in the table below, VT-1129 was shown to reduce to undetectable levels the pathogenic fungal organism causing cryptococcal meningitis. We are not aware of any other agent that has demonstrated in an animal model the ability to reduce to undetectable levels the pathogenic fungal organism causing cryptococcal meningitis.

Survival and Brain Fungal Burden in 30-Day Mouse Cryptococcal Meningitis Model

Endpoint	Vehicle Control	VT-1129 10 mg/kg daily for 10 Days	VT-1129 20 mg/kg daily for 10 Days	Fluconazole 10 mg/kg twice daily for 10 Days	Fluconazole 20 mg/kg twice daily for 10 Days
Percent Survival at Day 30	40%	90%	100%	40%	60%
Brain Fungal Level (Mean log CFU/g)	6.15	0.0	0.0	6.68	5.75

IND-Enabling Studies

We are currently conducting IND-enabling studies of VT-1129 in collaboration with the TRND program at the NIH under a Cooperative Research and Development Agreement, or CRADA. The NIH is currently providing funding for these studies, and the United States has joint ownership rights in any new inventions created under the CRADA during the collaboration period. Following this offering, we intend to conduct the additional studies necessary for the submission of an IND in the United States without further assistance from TRND, in order to accelerate the development process. If these studies are successful, we expect to submit an IND for VT-1129 to the FDA during the first half of 2015 and to commence Phase 1 clinical trials in healthy volunteers shortly thereafter.

VT-1598 and Analogues for Invasive Fungal Infections

VT-1598 and related analogues have been shown in preclinical studies to be potent and selective inhibitors of fungal CYP51. All compounds in the VT-1598 family differ in chemical structure from VT-1161 and VT-1129, and we have filed a U.S. patent application and three foreign counterpart applications covering these compounds. VT-1598 and its analogues demonstrate a very broad spectrum of activity in vitro, covering Candida species, Aspergillus species and several other less common mold species. VT-1598 and its analogues are in preclinical development with a goal to identify the optimal candidate to advance in development as an oral and intravenous therapy for treatment of invasive fungal infections. In preclinical safety studies conducted to date, the compound has demonstrated a favorable profile. VT-1598 is orally available, and we are also developing a pro-drug formulation for intravenous administration.

Invasive Fungal Infections Overview

Invasive fungal infections are often life-threatening infections which can involve the bloodstream, lungs, kidneys, spleen and other internal organs as well as the central nervous system. Based upon an epidemiology study in the scientific journal Clinical Microbiology Reviews, which reported an incidence rate of 31.2 cases per 100,000 individuals in 2003 in the United States, we estimate that there are approximately 100,000 new cases of invasive fungal infections currently reported in the United States each year. Invasive fungal infections occur commonly in immunocompromised patients, including patients with underlying HIV infection, organ transplant recipients and oncology patients. There is also an increasing incidence of invasive fungal infections in individuals with more intact immune systems, such as patients in the intensive care unit or burn victims. The most common causative organisms are various species of Candida and Aspergillus, which together account for the majority of invasive fungal infections.

The onset of invasive fungal infections can be rapid, and even when diagnosed promptly these infections are often lethal. As a result, patients with a suspected invasive fungal infection are often treated before a definitive diagnosis is made. Additionally, patients at high risk for fungal infections are often treated prophylactically.

Various agents are available for the treatment of invasive fungal infections. In known Candida infections, front-line therapy is commonly an echinocandin, such as micafungin. In infections due to Aspergillus or one of the less common invasive fungi, or infections in which the pathogen has not been identified, voriconazole or posaconazole are commonly used. Due to its adverse toxicity profile, amphotericin B, while highly potent, is usually reserved for infections that are either resistant to the echinocandins or triazoles, or for those infections that do not respond well to initial therapy with these agents. A review article published in the journal Trends in Microbiology indicates that the overall mortality for invasive diseases caused by Candida and Aspergillus is 30% to 50%, despite the advent of new diagnostic and therapeutic strategies.

One of the reasons for this persistently high mortality rate is the emergence of fungal pathogens that are resistant to the triazoles, the echinocandins or both classes of drugs. Similar to the phenomenon of antibiotic resistance that has led to the emergence of such “superbugs” as methicillin-resistant staph aureus, referred to as MRSA, and vancomycin-resistant enterococcus, referred to as VRE, the broad use of triazole drugs has resulted in an increasing incidence of drug-resistant Candida infections. We believe the rising level of triazole-resistance is driven in part by the reduction in prevalence of species susceptible to antifungals such as Candida albicans, and the resultant increase in infections due to species inherently less sensitive to these agents, such as Candida glabrata and Candida krusei. Declining triazole efficacy has prompted some physicians to prefer echinocandins as the drugs of first choice for patients with invasive Candida infections. However, a review of recent studies, published in the scientific journal Trends in Microbiology in March 2010, reported that the incidence of Candida strains resistant to the echinocandins is also increasing. The majority of the echinocandin-resistant strains are also resistant to the triazoles, thus they are described as multi-drug resistant. Although at present less common, strains of Aspergillus that are resistant to the triazoles, echinocandins, or both have also been reported.

Preclinical Results and Current Status

We have tested VT-1598 and its analogues in both in vitro and in vivo preclinical studies. MIC data for VT-1598 and various analogues against Candida albicans, Aspergillus fumigatus and Coccidioides immitis, the causative organism of valley fever, are shown in the table below. Also noted in the table are the IC50 values against the human drug-metabolizing enzymes CYP2C9, CYP2C19 and CYP3A4. For each compound, the IC50 values for the human CYP enzymes are substantially greater than the MIC values for the various fungal species. This difference provides a substantial potential “therapeutic window” of concentrations within which the compound shows strong antifungal activity while only showing minimal inhibition of the human CYP enzymes.

Compound	MIC, µg/mL			IC50, µM
	C. albicans	A. fumigatus	C. immitis	CYP2C9	CYP2C19	CYP3A4
VT-1598	0.004	0.25-0.5	0.125-0.25	172	54	>200
VT-1607	≤0.001	8	0.06-0.125	45	99	>200
VT-1654	0.063	1	0.06-0.125	>200	>200	>200
VT-1658	0.016	2	ND	>200	>200	>200
VT-1669	0.016	1	0.03-0.125	>200	110	>200
VT-1681	0.063	0.5	0.125-0.25	>200	>200	>200

ND=not determined

We are currently comparing the pharmacology profile and development attributes of VT-1598 to a number of related analogues to identify the best compound to advance in development.

Our Metalloenzyme Drug Discovery Technologies

We have conceived and integrated a set of core chemistry technologies for the discovery of product candidates that act as inhibitors of metalloenzymes. Of primary importance is our Metallophile database, which consists of over 200 metal-binding groups that show reduced potency and thus potentially greater selectivity when compared with the metal-binding groups that have traditionally been utilized in metalloenzyme inhibitor drug discovery. We refer to this database of metal-binding groups and our knowledge of their activities as our Metallophile Technology. We have maintained our Metallophile Technology as a trade secret. An overview of our key technologies and drug discovery process is provided below.

Metalloenzyme Target Selection.    We have focused our research and development efforts on fungal CYP51, a well-validated metalloenzyme target for which multiple drugs were either on the market or in clinical development at the time we initiated our research efforts. In selecting our targets, we seek to identify opportunities for meaningful improvement upon the approved drugs or those in development. In the case of fungal CYP51, we believe that the current triazole agents, which all employ the same potent metal-binding group, are suboptimal with regard to their safety as a result of the incorporation of the overly potent metal-binding group. We therefore believed that we could improve upon these agents by utilizing a less potent metal-binding group, which would provide an opportunity to build a more selective and, therefore, safer drug. We believe that by working on targets that have already been well validated clinically, such as fungal CYP51, we are able to increase the likelihood of success in our drug discovery and development programs.

Proprietary Metallophile Database and Metal-Binding Group Expertise.    To identify an initial starting point for our medicinal chemistry efforts, we begin with a literature or commercial compound that has been publicly disclosed and has activity for the target of interest, but which we believe has selectivity and safety shortcomings as a result of an overly potent metal-binding group. Through computational chemistry-based approaches, we explore the potential for substitution of this suboptimal metal-binding group with alternative, less potent metal-binding groups. These alternative metal-binding groups are contained in our Metallophile database, which consists of over 200 different metal-binding groups. We then select a group of ten to fifteen of the alternative metal-binding groups for further synthetic exploration and the initiation of medicinal chemistry efforts. When we initially substitute one of our Metallophiles for the overly potent metal-binding group in the starting compound, it is common for the resulting compounds to be far less potent than the starting compound. However, the new inhibitor typically has greater selectivity for the target of interest versus other related targets that contain the same metallic atom and may give rise to off-target toxicities.

Medicinal Chemistry Expertise.    After the initial substitution of a less potent metal-binding group into the starting compound, we pursue a traditional iterative medicinal chemistry approach in order to identify a candidate with what we believe are optimal pharmaceutical properties. This process involves a systematic effort to build additional potency into the part of the molecule, which we call the backbone, that interacts with the unique amino acid sequence of the particular metalloenzyme of interest. Since each metalloenzyme has a unique amino acid sequence, it is typically possible to regain the potency that was sacrificed at the metal-binding group substitution step while maintaining or improving inhibitor selectivity. Often we are able to achieve an even greater degree of potency relative to the starting inhibitor, such as we have done in our VT-1161 and VT-1129 programs. Since the optimized inhibitor is both highly potent and highly selective, we believe it should be significantly less likely to suffer from the same shortcomings related to the off-target effects of the starting compound. Additionally, the optimized inhibitors are sufficiently different from the starting inhibitors that we have been able to obtain issued U.S. composition-of-matter patent protection in multiple cases, including for VT-1161 and VT-1129.

Counter-Screening Capabilities.    As part of our medicinal chemistry efforts, we diligently counter-screen our inhibitors against relevant metalloenzyme targets that are structurally related to the therapeutic target, such as those in the CYP450 system of the liver and those involved in the pathway by which the body produces hormones such as estrogens and androgens. Through years of experience in this field, we have acquired considerable expertise in identifying those particular metalloenzymes against which we should focus our counter-screening efforts. This extensive use of counter-screens helps to guide our medicinal chemistry efforts in order to avoid inhibition of closely-related targets that may lead to unwanted side effects or drug-drug interactions in subsequent clinical development.

Pharmacologic Expertise.    We also conduct iterative in vitro and in vivo testing of our compounds to characterize their pharmacologic and pharmacokinetic properties. We work with experts at many leading academic centers in fungal research that have large collections of clinical fungal isolates, many of which are resistant to current therapies. These experts employ a wide range of well-validated animal models of fungal infection. Our collaborators will typically compare the performance of our drug candidates to currently approved therapies in the appropriate cellular and animal model systems. We generally retain the rights to any intellectual property that may be generated as a result of work conducted on our behalf at academic centers.

Scientific and Clinical Advisors

We have relationships with multiple scientific and clinical advisors who are leading experts in the fields of metalloenzyme biology and chemistry, fungal biology and pharmacology, preclinical studies, drug manufacturing and clinical trials. Our scientific and clinical advisors consult with us regularly on matters relating to:

•	our research and development programs;

•	the design and implementation of our clinical trials;

•	market opportunities from a clinical perspective;

•	new technologies relevant to our research and development programs; and

•	scientific and technical issues relevant to our business.

Intellectual Property

Our success depends in part on our ability to obtain and maintain proprietary protection for our product candidates, technology and know-how, to operate without infringing the proprietary rights of others and to prevent others from infringing our proprietary rights. Our policy is to seek to protect our proprietary position by, among other methods, filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop and maintain our proprietary position.

We own a total of four U.S. patents, including a composition-of-matter patent covering both VT-1161 and VT-1129 that is projected to expire in 2031, without including the potential benefit of patent term extension. We also own 12 pending U.S. patent applications, four pending Patent Cooperation Treaty international applications and numerous foreign counterparts, including in the European Union and Japan, to many of these patents and patent applications. Our patent portfolio includes patents and patent applications with claims directed to the composition of matter, methods of use and pharmaceutical formulation of many of our compounds, including VT-1161, VT-1129 and VT-1598 and its family of analogues. We expect to receive an issued U.S. patent for the methods of use for VT-1161 and VT-1129 during 2014. We have also applied for composition-of-matter patent protection for VT-1598 and its analogues. In addition, we jointly own six pending U.S. patent applications with the United States of America, as represented by the Secretary of the Department of Health and Human Services, which cover a process of manufacturing for VT-1161 and VT-1129. We consider those patents and patent applications directed at VT-1161, VT-1129 and VT-1598 and analogue compounds to be material to our business. U.S. patents generally have a term of 20 years from the date of nonprovisional filing.

The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may issue in the future, or those licensed to us, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products or the length of term of patent protection that we may have for our products. In addition, our competitors may independently develop similar technologies or duplicate any technology developed by us, and the rights granted under any issued patents may not provide us with any meaningful competitive advantages against these competitors. Furthermore, because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantage of the patent.

We may rely, in some circumstances, on trade secrets to protect our technology. In particular, we have maintained our Metallophile Technology as a trade secret. However, trade secrets are difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, scientific advisors and other contractors, as well as physical security of our premises and our information technology systems. These agreements may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants or contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. For many of our product candidates, we anticipate facing competition from other products that are available on a generic basis and offered at low prices. Many of these generic products have been marketed by third parties for many years and are well accepted by physicians, patients and payors. For example, the principal products currently used for the treatment of RVVC and onychomycosis are generics.

RVVC.    There are currently no approved agents for the treatment of RVVC in the United States. However, currently available agents are sometimes used in an attempt to treat this condition. As such, we believe that our key competitors in the treatment of RVVC are Pfizer, the manufacturer of Diflucan (fluconazole), as well as the generic manufacturers of fluconazole. In addition, Actavis recently acquired the rights to albaconazole, a triazole antifungal agent in Phase 2 development, from Palau Pharmaceuticals. We believe that Actavis is planning to pursue clinical development of this compound for both vulvovaginal candidiasis and onychomycosis. Mirati Pharmaceuticals, previously called Methylgene, had been developing a compound to be used in combination with fluconazole for the treatment of vulvovaginal candidiasis, but reported negative results from a Phase 2 clinical trial during 2013. We believe that development of this compound has been discontinued. We do not consider the topical agents, such as Monistat (miconazole) or Gyne-Lotrimin (clotrimazole), to be significant competitors for the treatment of RVVC because their efficacy in this indication is limited. Aside from Actavis as noted above, we are not aware of any other company that is developing an oral antifungal agent for the treatment of RVVC. NovaDigm Therapeutics, a private company, is developing a vaccine for RVVC, which is currently in a Phase 1b/2a clinical trial.

Onychomycosis.    We believe that our key competitors in the treatment of onychomycosis are Novartis, the manufacturer of Lamisil (terbinafine), and Johnson & Johnson, the manufacturer of Sporanox (itraconazole), as well as the generic manufacturers of both of these drugs. There is one topical agent, Penlac (ciclopirox), manufactured by Hi-Tech Pharmacal, that has been approved in the United States for the treatment of onychomycosis. Additionally, Valeant Pharmaceuticals is developing efinaconazole and Anacor Pharmaceuticals is developing tavaborole for the treatment of onychomycosis. Both companies have completed Phase 3 clinical trials and have submitted new drug applications (NDAs) to the FDA for these topical product candidates, and the NDA for efinaconazole was recently approved by the FDA.

Cryptococcal meningitis.    We believe that our key competitors in the acute treatment of cryptococcal meningitis are Gilead, the manufacturer of AmBisome (liposomal amphotericin B), as well as the generic manufacturers of amphotericin B, and Valeant Pharmaceuticals, the manufacturer of Ancobon (flucytosine), as well as the generic manufacturers of this drug. For chronic treatment, we believe that our key competitor is Pfizer, the manufacturer of Diflucan (fluconazole), as well as the generic manufacturers of this drug. We are not aware of any company that is currently developing an antifungal agent for the treatment of cryptococcal meningitis.

Invasive fungal infections.    We believe that our key competitors in the treatment of invasive fungal infections are as follows:

•	Pfizer, the manufacturer of Vfend (voriconazole) and Eraxis (anidulafungin), as well as the generic manufacturers of voriconazole;

•	Merck, the manufacturer of Noxafil (posaconazole) and Cancidas (caspofungin);

•	Astellas, the manufacturer of Mycamine (micafungin); and

•	Gilead, the manufacturer of AmBisome B (liposomal amphotericin B), as well as the generic manufacturers of amphotericin B.

In addition, Astellas Pharmaceuticals and Basilea Pharmaceuticals recently reported positive results from a Phase 3 clinical trial of isavuconazole, a triazole antifungal agent in development for invasive fungal infections.

There are also a number of smaller companies working to develop new drugs and other therapies for fungal infections that are undergoing clinical trials. The key competitive factors affecting the success of all of our product candidates are likely to be their efficacy, safety, convenience and price.

Many of our competitors and potential competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, clinical trials, obtaining regulatory approvals and marketing approved products than we do. Mergers and acquisitions in the pharmaceutical and biotechnology industries may result in even more resources being concentrated among a smaller number of our competitors. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies complementary to our programs or advantageous to our business.

Manufacturing

We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of VT-1161 or any of our other product candidates. We currently rely, and expect to continue to rely, on third parties for the manufacture of our product candidates and any products that we may develop. We currently contract with one third party manufacturer to supply us with VT-1161 drug substance, a second manufacturer to provide VT-1161 drug product, currently tablets, and a third manufacturer to provide packaging and labeling. We obtain our supplies of VT-1161 from these manufacturers on a purchase order basis and have not entered into long-term agreements with them. If any of these manufacturers should become unavailable to us for any reason, we have identified a number of potential replacements, although we might incur some delay in qualifying such replacements.

All of our product candidates are organic compounds of low molecular weight, generally referred to as “small molecules.” We have selected these compounds not only on the basis of their efficacy and safety, but also for their ease of synthesis and the generally low cost of their starting materials. In particular, VT-1161, VT-1129 and VT-1598 and its analogues are all manufactured in a straightforward synthetic process from readily available starting materials. There are no complicated chemistries or unusual equipment required in the manufacturing process. We expect to continue to develop product candidates that can be produced cost-effectively at contract manufacturing facilities.

Sales and Marketing

We currently do not have any sales and marketing infrastructure. We plan to retain U.S. marketing and sales rights or co-promotion rights for our product candidates for which we receive marketing approvals, particularly in situations where it is possible to access the market through a focused, specialized sales force. Specifically, for VT-1161 we believe that there are certain physician groups, such as the subset of gynecologists who are the key specialists in treating RVVC, as well as dermatologists who are the key specialists in treating onychomycosis, that are sufficiently concentrated to enable us to effectively promote to these physicians with a focused, specialized internal sales force. For situations in which a large sales force is required to access the market, and with respect to markets outside of the United States, we generally plan to commercialize our product candidates through collaborative arrangements with leading pharmaceutical and biotechnology companies.

Government Regulation

Government authorities in the United States, at the federal, state and local level, and in other countries and jurisdictions, including the European Union, extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, packaging, storage, recordkeeping, labeling, advertising, promotion, distribution, marketing, post-approval monitoring and reporting, and import and export of pharmaceutical products. The processes for obtaining marketing approvals in the United States and in foreign countries and jurisdictions, along with subsequent compliance with applicable statutes and regulations and other regulatory authorities, require the expenditure of substantial time and financial resources.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or DOJ, or other governmental entities.

Our product candidates must be approved by the FDA through the new drug application, or NDA, process before they may be legally marketed in the United States. An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or cGLP, regulations;

•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;

•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;

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performance of adequate and well-controlled human clinical trials in accordance with current good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;

•	preparation and submission to the FDA of an NDA;

•	review of the product by an FDA advisory committee, where appropriate or if applicable;

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satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;

•	payment of user fees and securing FDA approval of the NDA; and

•	compliance with any post-approval requirements, including REMS, and post-approval studies required by the FDA.

Nonclinical Studies

Nonclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of nonclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the nonclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND.

Companies usually must complete some long-term nonclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Human Clinical Trials in Support of an NDA

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or IND so long as the clinical trial is conducted in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki and/or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the clinical trial.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

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Phase 1: The drug is initially introduced into a small number of healthy human subjects or patients with the target disease (e.g. cancer) or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.

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Phase 2: The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.

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Phase 3: These clinical trials are commonly referred to as “pivotal” studies, which typically denotes a study which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a drug. In Phase 3 clinical trials, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Submission of an NDA to the FDA

NDAs for most new drug products are based on two adequate and well-controlled Phase 3 clinical trials that provide evidence of the safety and efficacy of the proposed new product. Assuming successful completion of required clinical testing and other requirements, the results of the nonclinical and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.1 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $104,000 per product and $554,000 per establishment. These fees are typically increased annually.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for various reasons, including for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA submission, including drug component manufacturing (such as Active Pharmaceutical Ingredients), finished drug product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s NDA before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, in 2012, Congress enacted the Food and Drug Administration Safety and Improvement Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed drug represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Under Section 524 of the FDCA, the FDA is authorized to award a priority review voucher to sponsors of certain tropical disease product applications that meet the criteria specified in the Act. A priority review voucher may be used by the sponsor who obtains it or it may be transferred to another sponsor who may use it to obtain priority review for a different application. Priority review vouchers can result in the acceleration of review and approval of a product candidate by up to four months. In order to be eligible for a tropical disease priority review voucher, the application must be: for a listed tropical disease; submitted under Section 505(b)(1) of the FDCA or Section 351 of the Public Health Service Act after September 27, 2007; for a product that contains no active ingredient that has been approved in any other application under those statutory provisions; and must qualify for priority review. The FDA has identified in guidance those product applications for the prevention or treatment of tropical diseases that may qualify for a priority review voucher.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions which can materially affect the potential market and profitability of the product. In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals and elements to assure safe use, which may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;

•	fines, warning or untitled letters or holds on post-approval clinical trials;

•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;

•	product seizure or detention, or refusal to permit the import or export of products; or

•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the nonclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form and the strength of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.”

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutically equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in automatic substitution of the generic drug by the pharmacist without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA may not be submitted to the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Hatch-Waxman Patent Certification and the 30 Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant submits its application to the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval.

Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;

•	the listed patent has expired;

•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or

•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicate that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting a NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Designation of and Exclusivity for Qualified Infectious Disease Products

In 2012, Congress passed legislation known as the Generating Antibiotic Incentives Now Act, or GAIN Act. This legislation is designed to encourage the development of antibacterial and antifungal drug products that treat pathogens that cause serious and life-threatening infections. To that end, the new law grants an additional five years of marketing exclusivity upon the approval of an NDA for a drug product designated by FDA as a Qualified Infectious Disease Product, or QIDP. Thus, for a QIDP, the periods of five year new chemical entity exclusivity, three year new clinical investigation exclusivity and seven year orphan drug exclusivity, would become 10 years, eight years, and 12 years, respectively.

A QIDP is defined in the GAIN Act to mean “an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by—(1) an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens;” or (2) certain “qualifying pathogens.” A “qualifying pathogen” is a pathogen that has the potential to pose a serious threat to public health (e.g., resistant gram positive pathogens, multi-drug resistant gram negative bacteria, multi-drug resistant tuberculosis and Clostridium difficile) and that is included in a list established and maintained by the FDA. Cryptococcus species were recently added by the FDA to the list of qualifying pathogens under the GAIN Act. A drug sponsor may request the FDA to designate its product as a QIDP any time before the submission of an NDA. The FDA must make a QIDP determination within 60 days of the designation request. A product designated as a QIDP will be granted priority review by the FDA and can qualify for “fast track” status.

The additional five years of market exclusivity under the GAIN Act for drug products designated by the FDA as QIDPs applies only to a drug that is first approved on or after July 9, 2012. Additionally, the five-year exclusivity extension does not apply to: a supplement to an application under Section 505(b) of the FDCA for any QIDP for which an extension is in effect or has expired; a subsequent application submitted with respect to a product approved by the FDA for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength; or a product that does not meet the definition of a QIDP under Section 505(g) based upon its approved uses.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of a NDA, plus the time between the submission date of a NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Review and Approval of Drug Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Pursuant to the European Clinical Trials Directive, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial after a competent ethics committee has issued a favorable opinion. Clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the European Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents.

To obtain marketing approval of a drug under European Union regulatory systems, an applicant must submit a marketing authorization application, or MAA, either under a centralized or decentralized procedure.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the European Medicines Agency, or EMA, is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment report and drafts of the related materials within 210 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials.

If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the European Commission, whose decision is binding on all member states.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which the costs of the products will be covered by third party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Third party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation

Healthcare providers, physicians and third party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•

the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•

the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

•

the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;

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HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;

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the federal transparency requirements under the Patient Protection and Affordable Care Act requires manufacturers of drugs to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests and the reported information will be made publicly available on a searchable website; and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Employees

As of June 30, 2014, we had 14 full-time employees, each of whom is employed by our subsidiary VPI. In connection with the Reorganization, 11 of these employees are expected to remain with us and three are expected to remain with Legacy VPI. Of our workforce, ten employees are engaged in research and development and four are engaged in finance, administration and operations. None of our employees is represented by labor unions or covered by collective bargaining agreements. A total of nine employees have an M.D. or Ph.D. degree.

Facilities

Our principal facilities consist of approximately 7,500 square feet of office space in Durham, North Carolina that we occupy under a lease that expires in March 2020.

Legal Proceedings

We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Key Employees and Directors

The following table sets forth the name, age and positions of each of our executive officers and directors as of June 30, 2014:

Name	Age	Position(s)
Executive Officers
Robert J. Schotzinger, M.D., Ph.D.	53	President and Chief Executive Officer, Director
Richard D. Katz, M.D.	50	Chief Business and Financial Officer

Non-Employee Directors
Douglas B. Reed, M.D.	60	Director, Chairman of the Board of Directors
James H. Rosen	45	Director
Lauren H. Silverman, Ph.D.(1)	59	Director
S. Edward Torres	51	Director
Andrew C. von Eschenbach, M.D.	72	Director
Kristopher A. Wood	43	Director

(1)	Dr. Silverman will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Effective upon her resignation, the size of our board of directors will be set at six.

Executive Officers

Robert J. Schotzinger, M.D., Ph.D. has served as our president and chief executive officer and as a member of our board of directors since our reorganization as a limited liability company in December 2011 and in the same positions at VPI since May 2007. Prior to joining VPI, Dr. Schotzinger served as president and chief executive officer of BioStratum Inc., a privately-held biotechnology company, and held various positions at Abbott Laboratories, including director of international medical affairs and vice president of drug development. Dr. Schotzinger received his B.S. in pharmacy from the Ohio State University and a Ph.D. degree in pharmacology and a medical degree from Case Western Reserve University. We believe that Dr. Schotzinger’s detailed knowledge of our company and over 20 years of research, clinical drug development and management experience provide a critical contribution to our board of directors.

Richard D. Katz, M.D. has served as our chief business and financial officer and in the same positions at VPI since February 2012. From April 2001 until November 2011, Dr. Katz served as an executive at Icagen, Inc., a publicly traded biopharmaceutical company (acquired by Pfizer), most recently as executive vice president, finance and corporate development, chief financial officer and treasurer. From August 1996 to April 2001, Dr. Katz worked in the investment banking division of Goldman Sachs, an investment banking firm, most recently as a vice president in the healthcare group. Dr. Katz received his A.B. from Harvard University, received his M.D. from the Stanford University School of Medicine and completed an internship in general surgery at the Hospital of the University of Pennsylvania, and received an M.B.A. from Harvard Business School.

Non-Employee Directors

Douglas B. Reed, M.D. has served as a member of our board of directors since our reorganization as a limited liability company in December 2011, as a member of the board of directors of VPI since May 2007 and as our chairman since April 2011. Since 2007, he has been a general partner at Hatteras Venture Partners, or Hatteras, a venture capital firm that invests in early stage life sciences companies. Prior to Hatteras, Dr. Reed had 14 years of venture investing experience with two healthcare-focused funds, Vector Fund Management and SR One. He currently serves as a member of the board of directors of Tetralogic Pharmaceuticals Corp. and several private life sciences companies. In addition to his venture investing experience, Dr. Reed also has prior operating experience, having served as vice president of business development for two publicly traded biotechnology companies, GelTex Pharmaceuticals, Inc. (acquired by Genzyme General, the biotechnology division of Genzyme Corporation) and NPS Pharmaceuticals, Inc. Dr. Reed received both a B.A. and a medical degree from the University of Missouri-Kansas City and an M.B.A. from the Wharton School of the University of Pennsylvania. He is a board certified neuroradiologist and has held faculty appointments in the Department of Radiology at the University of Washington and Yale University. We believe that Dr. Reed’s perspective and experience as a physician, investor, senior executive in the life sciences industry, and board member, as well as his educational background, provide him with the qualifications and skills to serve as a director.

James H. Rosen has served as a member of our board of directors since our reorganization as a limited liability company in December 2011 and as a member of the board of directors of VPI since September 2010. Mr. Rosen is a partner at Intersouth Partners, a venture capital firm, where he serves on the life sciences investment team. Mr. Rosen joined Intersouth in 2005 and held various roles before becoming a partner in 2009. Prior to joining Intersouth, he spent 15 years in clinical, research and financial positions in the health care and biotechnology sectors, including serving as an equity research analyst at Brean Murray & Co., from 2000 to 2003, covering biopharmaceuticals, genomics, generics, drug delivery and medical device companies. Mr. Rosen currently serves on the Public Health Foundation Board for the UNC Gillings School of Global Public Health and as a member of the board of directors of Applied Genetic Technologies Corp. and several private life sciences companies. Mr. Rosen received a B.A. from Duke University, an M.B.A. from the University of North Carolina-Chapel Hill’s Kenan-Flagler School of Business and an M.S.P.H. from the University of North Carolina School of Public Health. We believe that Mr. Rosen’s education and professional background in science, business management and finance and his operational experience as a scientist and executive in the healthcare and biotechnology industries and as a venture capitalist concentrating on those industries, qualify him to serve as a member of our board of directors.

Lauren H. Silverman, Ph.D. has served as a member of our board of directors since our reorganization as a limited liability company in December 2011 and as a member of the board of directors of VPI since June 2009. Since November 2006, Dr. Silverman has served as a managing director of the Novartis Venture Fund (formerly the Novartis Option Fund), the investment arm of Novartis AG. From April 2005 to November 2006, Dr. Silverman was global head of oncology research operations for Novartis. Prior to joining Novartis, Dr. Silverman was the director of business development and licensing at Pfizer, the director of business development and licensing at OSI Pharmaceuticals, Inc., a biotechnology company (acquired by Astellas Pharma Inc.), and the director of strategic alliances and head of cell biology of Cadus Corporation (formerly Cadus Pharmaceutical Corporation), where she was a founding scientist. Dr. Silverman currently serves as a member of the board of directors of several private life sciences companies. She serves on the Business Advisory Board of the Epilepsy Research Foundation’s Epilepsy Therapy Project, the Massachusetts Life Sciences Center’s Scientific Advisory Board and the Steering Committee of Brigham and Women’s Hospital. She previously served on the National Cancer Institute’s SBIR review panel, and the Board of Directors of the Science Club for Girls. Dr. Silverman was a postdoctoral fellow at the Memorial Sloan-Kettering Cancer Center and Princeton University. Dr. Silverman received her B.S. from The University of Massachusetts and a Ph.D. degree in molecular biology from the University of Utah. We believe that Dr. Silverman’s expertise and experience in the biotechnology industry qualifies her to serve on our board of directors. Dr. Silverman will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part.

S. Edward Torres has served as a member of our board of directors since our reorganization as a limited liability company in December 2011 and as a member of the board of directors of VPI since June 2009. He has been a managing director of Lilly Ventures Fund I LLC, a venture capital fund since 2009. From 2002 to 2009, he was a principal, and then, a managing director of Lilly Ventures while Lilly Ventures was a subsidiary of Eli Lilly and Company. Since co-founding Lilly Ventures, he has led the investments in, and previously served on the boards of, several private life sciences companies. Mr. Torres currently serves as a member of the board of directors of Receptos, Inc., several private life sciences companies, as well as various non-profit institutions. Prior to joining Lilly Ventures, he had a diverse set of experiences throughout the domestic and international pharmaceutical businesses including operational finance, planning, mergers and acquisitions, business development and global marketing roles. Mr. Torres received a B.A. from Creighton University and a M.B.A. from the University of Michigan Business School, where he was a Consortium Fellow. We believe that Mr. Torres is qualified to serve on our board of directors due to his extensive experience within the field of drug discovery and development, his broad leadership experience on various boards, and his financial expertise with life sciences companies.

Andrew C. von Eschenbach, M.D. has served as a member of our board of directors since our reorganization as a limited liability company in December 2011 and as a member of the board of VPI since February 2011. Since February 2010, Dr. von Eschenbach has served as the president of Samaritan Health Initiatives, Inc., a health care policy consultancy, and since September 2009 has been an adjunct professor at University of Texas MD Anderson Cancer Center. From January 2009 to January 2010, Dr. von Eschenbach was a health care consultant at Greenleaf Health LLC, a regulatory consulting firm. From September of 2005 to January 2009, Dr. von Eschenbach served as commissioner of the FDA. He was appointed Commissioner of the FDA after serving for four years as director of the National Cancer Institute at the National Institutes of Health. Dr. von Eschenbach earned a B.S. from St. Joseph’s University and a medical degree from Georgetown University School of Medicine in Washington, D.C. Dr. von Eschenbach serves as a member of the board of directors of several private life sciences companies. From September 2011 to December 2013, Dr. von Eschenbach served on the board of directors of Elan Corporation, plc, from November 2011 to April 2014, he served on the board of directors of BioTime, Inc. and from March 2013 to April 2014, he served on the board of directors of Asterias Biotherapies, Inc. He also serves on the Chugai Pharmaceutical International Advisory Council and the GE Healthymagination Advisory Board. He is a senior fellow at the Milken Institute, senior fellow and director of the FDA Project at the Manhattan Institute; and serves on the Expert Oncology Panel at GSK Oncology and the Eli Lilly PACE Global Council. We believe that Dr. von Eschenbach’s professional background and his experience as the commissioner of the FDA, qualify him to serve as a member of our board of directors.

Kristopher A. Wood has served as a member of our board of directors and as a member of the board of directors of VPI since April 2014. Mr. Wood currently serves as chief investment officer at Lurie Holdings, Inc. Prior to joining Lurie Holdings, Inc., from September 2009 to October 2011, Mr. Wood served as head of strategy and corporate development at World Color, a printing company. Before joining World Color, from February 2008 to September 2009 Mr. Wood was an associate at MidOcean Partners, a private equity company. Mr. Wood also served as chief acquisitions officer for Glenayre Inc. and as managing director for mergers and acquisitions and venture capital at Vertis Holdings, Inc. Mr. Wood serves on the board of directors of several private companies. Mr. Wood received a B.S. from the Wharton School of the University of Pennsylvania. We believe Mr. Wood’s experience in finance, strategy and venture capital qualify him to serve as a member of our board of directors.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Board Composition and Election of Directors

Our board of directors currently consists of seven members, all of whom were elected as directors pursuant to the governance requirements of the Viamet Holdings limited liability company agreement, or the LLC Agreement. The LLC agreement will terminate upon the closing of this offering. Our directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. Dr. Silverman will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Effective upon her resignation, the size of the board of directors will be set at six.

Our restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering provide that the authorized number of directors may be changed only by resolution of the board of directors. Our restated certificate of incorporation and our amended and restated bylaws that will become effective upon the closing of this offering also provide that our directors may be removed only for cause by the affirmative vote of the holders of at least 75% of the votes that all our stockholders would be entitled to cast in an annual election of directors, and that any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office.

Board Leadership Structure

Our corporate governance guidelines provide that the roles of chairman of the board and chief executive officer may be separated or combined. Our board of directors has considered its leadership structure and determined that at this time the roles of chairman of the board and chief executive officer should be separate. Separating the chairman and the chief executive officer positions allows our chief executive officer to focus on running the business, while allowing the chairman of our board of directors to lead the board in its fundamental role of providing advice to and oversight of management. As such, Dr. Schotzinger serves as our President and Chief Executive Officer while Dr. Reed, who is not an officer, serves as our Chairman of the Board of Directors. Our board of directors believes that its leadership structure is appropriate at this time for our company because it strikes an effective balance between strategy development and independent leadership and management oversight in the board process.

Classified Board of Directors

In accordance with the terms of our restated certificate of incorporation and amended and restated bylaws that will become effective upon the closing of this offering, our board of directors will be divided into three classes, class I, class II and class III, with members of each class serving staggered three-year terms. Upon the closing of this offering, the members of the classes will be divided as follows:

•	the class I directors will be Andrew C. von Eschenbach and Kristopher A. Wood, and their term will expire at the annual meeting of stockholders to be held in 2015;

•	the class II directors will be Douglas B. Reed and James H. Rosen, and their term will expire at the annual meeting of stockholders to be held in 2016; and

•	the class III directors will be S. Edward Torres and Robert J. Schotzinger, and their term will expire at the annual meeting of stockholders to be held in 2017.

Upon the expiration of the term of a class of directors, directors in that class will be eligible to be elected for a new three-year term at the annual meeting of stockholders in the year in which their term expires.

We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Director Independence

Rule 5605 of the NASDAQ Listing Rules requires a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the NASDAQ Listing Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent, that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Securities Exchange Act of 1934, as amended, or the Exchange Act, and that compensation committee members must also satisfy the independence criteria set forth in Rule 10C-1 under the Exchange Act. Under Rule 5605(a)(2), a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries. In order to be considered independent for purposes of Rule 10C-1, the board must consider, for each member of a compensation committee of a listed company, all factors specifically relevant to determining whether a director has a relationship to such company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (1) the source of compensation of the director, including any consulting advisory or other compensatory fee paid by such company to the director; and (2) whether the director is affiliated with the company or any of its subsidiaries or affiliates.

In June 2014, our board of directors undertook a review of the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of our directors, with the exception of Robert J. Schotzinger, is an “independent director” as defined under Rule 5605(a)(2) of the NASDAQ Listing Rules. Our board of directors also determined that James H. Rosen, S. Edward Torres and Douglas B. Reed, who will comprise our audit committee following this offering, and S. Edward Torres, James H. Rosen and Andrew C. von Eschenbach, who will comprise our compensation committee following this offering, satisfy the independence standards for such committees established by the SEC and the NASDAQ Listing Rules, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees will operate under a charter that has been approved by our board of directors.

Audit Committee

As of the effective date of the registration statement, of which this prospectus forms a part, the members of our audit committee will be James H. Rosen, S. Edward Torres and Douglas B. Reed, and Mr. Rosen will be the chair of the audit committee. Our board of directors has determined that each of these directors is independent within the meaning of Rule 10A-3 under the Exchange Act. In addition, our board of directors has determined that S. Edward Torres qualifies as an audit committee financial expert within the meaning of SEC regulations and the NASDAQ Listing Rules. In making this determination, our board has considered the formal education and nature and scope of his previous experience, coupled with past and present service on various audit committees. Our audit committee assists our board of directors in its oversight of our accounting and financial reporting process and the audits of our financial statements. Following this offering, our audit committee’s responsibilities will include:

•	appointing, approving the compensation of, and assessing the independence of the our registered public accounting firm;

•	overseeing the work of our independent registered public accounting firm, including through the receipt and consideration of reports from such firm;

•	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

•	monitoring our internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	overseeing our internal audit function, if any;

•	discussing our risk management policies;

•	establishing policies regarding hiring employees from our independent registered public accounting firm and procedures for the receipt and retention of accounting related complaints and concerns;

•	meeting independently with our internal auditing staff, our independent registered public accounting firm and management;

•	reviewing and approving or ratifying any related person transactions; and

•

preparing the audit committee report required by SEC rules. All audit services to be provided to us and all non-audit services, other than de minimis non-audit services, to be provided to us by our registered public accounting firm must be approved in advance by our audit committee.

Compensation Committee

As of the effective date of the registration statement, of which this prospectus forms a part, the members of our compensation committee will be S. Edward Torres, James H. Rosen and Andrew C. von Eschenbach, and Mr. Torres will be the chair of the compensation committee. Our board of directors has determined that each of these directors is independent within the meaning of Rule 10C-1 under the Exchange Act. Our compensation committee assists our board of directors in the discharge of its responsibilities relating to the compensation of our executive officers. Following this offering, the compensation committee’s responsibilities will include:

•	reviewing and approving, or making recommendations to our board of directors with respect to, the compensation of our Chief Executive Officer and other executive officers;

•	overseeing the evaluation of our senior executives;

•	reviewing and making recommendations to our board of directors with respect to our incentive-compensation and equity-based compensation plans;

•	overseeing and administering our equity-based plans;

•	reviewing and making recommendations to our board of directors with respect to director compensation;

•	reviewing and discussing with management our “Compensation Discussion and Analysis” disclosure to the extent such disclosure is required by SEC rules; and

•	preparing the compensation committee report required by SEC rules.

Nominating and Corporate Governance Committee

As of the effective date of the registration statement, of which this prospectus forms a part, the members of our nominating and corporate governance committee will be Andrew C. von Eschenbach and Kristopher A. Wood, and             will be the chair of the nominating and corporate governance committee. Upon the completion of this offering, the nominating and corporate governance committee’s responsibilities will include:

•	identifying individuals qualified to become members of our board of directors;

•	recommending to our board the persons to be nominated for election as directors and to each of our board’s committees;

•	developing and recommending to our board of directors corporate governance principles; and

•	overseeing an annual evaluation of our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serve, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is an officer or employee of our company, nor have they ever been an officer or employee of our company.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following this offering, a copy of the code will be posted on the Corporate Governance section of our website, which is located at www.viamet.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

EXECUTIVE AND DIRECTOR COMPENSATION

This section discusses the material elements of our executive compensation policies for our named executive officers and the most important factors relevant to an analysis of these policies. It provides qualitative information regarding the manner and context in which compensation is awarded to and earned by our executive officers named in the “Summary Compensation Table” below, or our named executive officers, and is intended to place in perspective the data presented in the following tables and the corresponding narrative. Our named executive officers are Robert J. Schotzinger, M.D., Ph.D., Richard D. Katz, M.D. and William R. Moore, Ph.D.

Prior to the Reorganization, all of our named executive officers will be employed by VPI. VPI has been responsible for the payment of compensation to our named executive officers for all prior periods. Upon the Reorganization, Dr. Schotzinger and Dr. Katz will become our employees on terms substantially similar to those under which they are employed by VPI and Dr. Moore will remain employed by Legacy VPI and will not be an officer of ours. Following the Reorganization, we will be responsible for all of the compensation payable to our named executive officers for all future periods.

In preparing to become a public company, we have begun a thorough review of all elements of the compensation of our executives, including the function and design of our equity incentive programs. We have begun, and we expect to continue in the coming months, to evaluate the need for revisions to the existing executive compensation program to ensure our program is competitive with the companies with which we compete for executive talent and is appropriate for a public company.

2013 Summary Compensation Table

The following table sets forth information regarding compensation awarded to, earned by or paid to our named executive officers during our fiscal year ended December 31, 2013.

Name	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Robert J. Schotzinger, M.D., Ph.D.	2013	307,661	173,504	92,298	14,455	587,918
President and Chief Executive Officer
Richard D. Katz, M.D.	2013	257,500	29,685	57,937	18,874	363,996
Chief Business and Financial Officer
William R. Moore, Ph.D.	2013	229,473	29,685	51,631	22,622	333,411
Chief Scientific Officer

(1)

The amounts reported in the “Stock Awards” column reflect the aggregate fair value of equity-based compensation awarded during the year computed in accordance with the provisions of Financial Accounting Standards Board Accounting Standard Codification, or ASC, Topic 718. See Note 6 to our financial statements appearing at the end of this prospectus and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Valuation of Financial Instruments and Equity Based Compensation” regarding assumptions underlying the valuation of equity awards.

(2)

The amounts reported in the “Non-Equity Incentive Plan Compensation” column represent awards to our named executive officers under our annual performance based cash bonus program. See “Executive and Director Compensation—Annual Performance Based Bonus” for a description of this program. Annual performance based bonus compensation was earned in 2013 and paid in 2014.

(3)

The compensation included in the “All Other Compensation” column consists of premiums we paid with respect to each of our named executive officers for medical and dental insurance and disability insurance, and contributions we made to our named executive officers’ health savings accounts. In particular, with respect to Dr. Schotzinger, we paid medical and dental premiums of $9,380 in 2013, with respect to Dr. Katz, we paid medical and dental insurance premiums of $13,253 in 2013 and with respect to Dr. Moore, we paid medical and dental insurance premiums of $16,605 in 2013.

Narrative Disclosure to Summary Compensation Table

Base Salary

We use base salaries to recognize the experience, skills, knowledge and responsibilities required of all our employees, including our named executive officers. None of our named executive officers is currently party to an employment agreement or other agreement or arrangement that provides for automatic or scheduled increases in base salary.

Annual Performance Based Bonus

Our board of directors may, in its discretion, award performance based bonuses to our named executive officers from time to time. Our board of directors may, in its discretion, set milestones, determine whether the individual has achieved such milestones and determine the bonus amount payable. We have typically established annual bonus targets based around a set of specified corporate goals for our named executive officers and conducted an annual performance review to determine the attainment of such goals. Following the completion of this offering, we anticipate that our board of directors will conduct annual performance reviews in a similar manner, with such changes as the compensation committee may determine from time to time. VPI awarded performance based bonuses for 2013 of $92,298 to Dr. Schotzinger, $57,937 to Dr. Katz and $51,631 to Dr. Moore, in each case based on achievement of corporate goals, with such amounts representing 70% of the bonus target.

Equity Incentives

Although we do not have a formal policy with respect to the grant of equity incentive awards to our executive officers, or any formal equity ownership guidelines applicable to them, we believe that equity grants provide our executives with a strong link to our long-term performance, create an ownership culture and help to align the interests of our executives and our stockholders. In addition, we believe that equity grants with a time-based vesting feature promote executive retention because this feature incentivizes our executive officers to remain in our employment during the vesting period. Accordingly, our compensation committee and board of directors will periodically review the equity incentive compensation of our named executive officers and from time to time may grant equity incentive awards to them. During 2013, we granted profits interests to our named executive officers pursuant to our 2011 Equity Incentive Plan, which we refer to as the 2011 Plan. Upon the effectiveness of the Reorganization, all of the profits interests will convert into shares of our common stock. In the future, our employees and executives will be eligible to receive stock options and other stock-based awards pursuant to our 2014 Incentive Plan, or the 2014 Plan.

The profits interests granted in 2013 typically vested as to 25% of the award on the first anniversary of a specified commencement date and monthly thereafter in equal amounts through the fourth anniversary of such vesting commencement date. We granted the profits interests set forth in the table below to the named executive officers in 2013, which will convert into shares of common stock upon the Reorganization as set forth below:

	Viamet Holdings Profits Interests			Common Stock to be Issued in Exchange for Profits Interests upon the Reorganization
Name	Grant Date	Profits Interests		Vested	Unvested
Robert J. Schotzinger	February 14, 2013	258,200	(1)
	December 19, 2013 December 19, 2013	257,950 476,450	(2) (3)
Richard D. Katz	February 14, 2013	56,100	(1)
	December 19, 2013 December 19, 2013	56,060 58,990	(2) (3)
William R. Moore	February 14, 2013	56,100	(1)
	December 19, 2013 December 19, 2013	56,060 58,990	(2) (3)

(1)	25% of the unvested shares under this grant vested on February 13, 2014 with the remainder scheduled to vest in approximately equal monthly installments through February 13, 2017.
(2)	25% of the unvested shares under this grant vested on June 30, 2014 with the remainder scheduled to vest in approximately equal monthly installments through June 30, 2017.
(3)	25% of the unvested shares under this grant are scheduled to vest on October 31, 2014 with the remainder scheduled to vest in approximately equal monthly installments through October 31, 2017.

Outstanding Equity Awards At Year End

The following table sets forth information regarding outstanding profits interests held as of December 31, 2013 by our named executive officers. All of these profits interests will be converted into shares of common stock upon our conversion into a Delaware corporation; see “Effects of Reorganization” below for information on the conversion of these profits interests to shares of common stock.

	Stock Awards (Profits Interests)
Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)		Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert J. Schotzinger, M.D., Ph.D.	206,468	(1)	35,100
	258,200	(2)	41,312
	257,950	(3)	46,431
	476,450	(4)	85,761
Richard D. Katz, M.D.	185,358	(5)	29,657
	56,100	(2)	8,976
	56,060	(3)	10,091
	58,990	(4)	10,618
William R. Moore, Ph.D.	40,596	(1)	6,901
	4,230	(6)	719
	56,100	(2)	8,976
	56,060	(3)	10,091
	58,990	(4)	10,618

(1)	The unvested shares are scheduled to vest in approximately equal monthly installments through February 28, 2015.

(2)	The unvested shares are scheduled to vest in approximately equal monthly installments through February 13, 2017.

(3)	25% of the unvested shares under this grant vested on June 30, 2014 with the remainder scheduled to vest in approximately equal monthly installments through June 30, 2017.

(4)	25% of the unvested shares under this grant are scheduled to vest on October 31, 2014 with the remainder scheduled to vest in approximately equal monthly installments through October 31, 2017.

(5)	The unvested shares are scheduled to vest in approximately equal monthly installments through February 8, 2016.

(6)	The unvested shares are scheduled to vest in approximately equal monthly installments through January 31, 2014.

Effect of Reorganization

The following table sets forth information regarding outstanding profits interests held as of December 31, 2013 by our named executive officers. The table assumes the completion of our Reorganization prior to this offering, and the conversion of equity awards pursuant to the Reorganization based on an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus). See “Prospectus Summary—Corporate Reorganization.”

Stock Awards (Common Stock)
Name	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Robert J. Schotzinger, M.D., Ph.D.

Richard D. Katz, M.D.

William R. Moore, Ph.D.

In connection with the Reorganization, and contemporaneously with the distribution of Legacy VPI to our existing equity holders, our named executive officers will receive equity interests in Legacy VPI mirroring their ownership in Viamet Holdings.

Employment Agreements

In connection with the Reorganization, we will enter into employment agreements with Drs. Schotzinger and Katz. Each of our executive officers is employed at will.

Under the employment agreements, Dr. Schotzinger will receive an initial base salary of $465,000 and will be eligible for a cash bonus of up to 50% of his annual base salary to be determined by the board of directors or the compensation committee, and Dr. Katz will receive an initial base salary of $332,000 and will be eligible for a cash bonus of up to 35% of his annual base salary to be determined by the board of directors or the compensation committee. In addition under the employment agreements, each of Dr. Schotzinger and Dr. Katz is eligible, upon execution and effectiveness of a release of claims, for severance payments if we terminate his employment without cause or he terminates his employment for good reason.

The following table summarizes the schedule of severance payments our executive officers would receive in the event of a qualifying termination.

Scenario and Executive Level	Salary Continuation	Bonus	Continuation of Employer Portion of Medical, Dental and Vision Benefit Premiums	Acceleration of Unvested Equity
Prior to a Change in Control or more than 12 months after a Change in Control
President and Chief Executive Officer	12 months	None	12 months	None
Other Executive Officer	12 months	None	6 months	None
Within 12 Months following a Change in Control
President and Chief Executive Officer	18 months	150% of target	18 months	100%
Other Executive Officer	12 months	100% of target	12 months	100%

The following definitions will be adopted in our executive employment agreements:

“Change in Control” means:

(i) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership of any capital stock of Viamet, if, after such acquisition, such individual, entity or group beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) 50.01% or more of either (x) the then-outstanding shares of common stock of Viamet or (y) the combined voting power of the then-outstanding securities of Viamet entitled to vote generally in the election of directors; provided, however, that any acquisition directly from the company will not be a Change in Control, nor will any acquisition by any individual, entity, or group pursuant to a Business Combination (as defined below) which complies with subclauses (x) and (y) of clause (ii) of this definition; or

(ii) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the company or a sale or other disposition of all or substantially all (i.e., in excess of 85%) of the assets of the company, or a “Business Combination,” unless, immediately following such Business Combination, each of the following two conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the then-outstanding shares of common stock of Viamet and the combined voting power of the then-outstanding securities of Viamet entitled to vote generally in the election of directors immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include a corporation that as a result of such transaction owns Viamet or substantially all of Viamet’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, immediately prior to such Business Combination and (y) no individual, entity or group beneficially owns, directly or indirectly, 50.1% or more of the then-outstanding shares of common stock of the acquiring corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination);

provided that, where required by Section 409A, the event that occurs is also a “change in the ownership or effective control of a corporation, or a change in the ownership of a substantial portion of the assets of a corporation” as defined in Treasury Reg. §1.409A-3(i)(5). For the avoidance of doubt, a public offering of the securities of Viamet is not a Change in Control.

“Cause” means any of the following: the executive’s (i) fraud; (ii) material misrepresentation to any regulatory agency, governmental authority, outside or internal auditors, internal or external Viamet counsel, or the board of directors concerning the operation or financial status of Viamet or of any of its subsidiaries and affiliates; (iii) theft or embezzlement of assets of Viamet or any of its subsidiaries or affiliates; (iv) conviction, or plea of guilty or nolo contendere to any felony (or to a felony charge reduced to a misdemeanor), or, with respect to the executive’s employment, to any misdemeanor (other than a traffic violation); (v) material failure to follow Viamet’s policies; (vi) material breach of the employment agreement or the confidentiality or non-competition and non-solicitation agreement; and/or (vii) continued failure to attempt in good faith to perform the executive’s duties as reasonably assigned by the chief executive officer, or the board of directors (in the case of the chief executive officer).

“Good Reason” means, the occurrence, without the executive’s prior written consent, of any of the following events:

•	in the case of the chief executive officer or chief financial officer, any material diminution in the executive’s authority, duties or responsibilities with Viamet;

•

a material reduction in the executive’s base salary, except in connection with an across-the-board reduction in base salary affecting all of the senior executives of Viamet on a substantially similar basis;

•

Viamet’s requiring the executive to perform his principal services primarily in a geographic area more than 45 miles from the current principal headquarters (or as moved in prior periods with the executive’s prior written consent), unless the place of required performance is closer to the executive’s then principal residence than was the prior place of required performance; or

•	a material breach by Viamet of any material provision of the employment agreement.

No resignation will be treated as resignation for Good Reason unless (1) the executive has given written notice to Viamet of his intention to terminate his employment for Good Reason, describing the grounds for such action, no later than 90 days after the first occurrence of such circumstances, (2) the executive has provided Viamet with at least 30 days in which to cure the circumstances, and (3) if Viamet is not successful in curing the circumstance, the executive ends his employment within 15 days following the cure period.

Other Agreements

We have also entered into nondisclosure agreements with each of our named executive officers. Under the nondisclosure agreements, each named executive officer has agreed to protect our confidential and proprietary information during and after his employment with Viamet. Additionally, each named executive officer has entered into a non-competition and non-solicitation agreement, which will prohibit him from competing with us and soliciting or hiring our employees for a period of one year following the end of his employment with us.

Stock Option and Other Compensation Plans

2011 Equity Incentive Plan

The 2011 Plan provides for the grant of incentive awards of our common B shares or common C shares, which we call the LLC interests, or any other class of equity authorized and designated by our board of managers as incentive equity. Our directors, employees and consultants and those of our majority owned subsidiaries (including, prior to the Reorganization, VPI) are eligible to receive awards under the 2011 Plan. Such awards are further governed by the LLC Agreement, which provides that grants of our equity awards are subject to vesting as determined by our board of managers. This plan will terminate upon our corporate conversion as part of the Reorganization.

Equity awards granted to officers and employees are required to vest over a period of no less than four years, with no more than 25% vesting within a period of one year from the date of grant or hire, and the balance vesting in equal amounts over the remaining three year period, except as otherwise approved by our board of managers. Any such equity awards of our membership interests are intended to qualify as “profits interests” within the meaning of Revenue Procedure 93-27 as clarified by Revenue Procedures 2001-43. In accordance with the terms of the 2011 Plan, our board of managers, or a committee appointed thereby, administers the 2011 Plan and, subject to any limitations in the 2011 Plan, has the authority in its discretion to:

•	determine to whom awards may be granted;

•	determine the time or times at which awards may be granted (which may be based on performance criteria);

•	determine the number of LLC interests subject to any award;

•	determine whether restrictions, such as repurchase options, are to be imposed on awards, and the nature of such restrictions, if any;

•	approve forms of agreement for use under the 2011 Plan;

•	determine the participation threshold for the LLC interests granted under the 2011 Plan;

•	accelerate vesting on any award, waive any forfeiture restrictions, or waive any other limitation or restriction with respect to any award;

•	modify or amend each award, subject to certain limitations;

•	construe and interpret the 2011 Plan and awards granted thereunder and prescribe and rescind rules and regulations relating to the 2011 Plan; and

•	make all other determinations necessary or advisable for the administration of the 2011 Plan.

As of                     , 2014,                  LLC interests had been issued under the 2011 Plan, and an additional                  LLC interests were authorized for future issuance under the LLC Agreement. On and after the effective date of the 2014 Plan, we will grant no further awards under the 2011 Plan. Pursuant to the Reorganization, each participant in the 2011 Plan will have his or her LLC interests converted into Viamet common stock, which conversion will be based on the issuance price of our common stock in the offering. Accordingly, as of the consummation of the offering, there will be             shares of common stock outstanding in respect of awards under the 2011 Plan based on an assumed initial offering price of $             per share (the midpoint of the price range set forth on the cover of this prospectus).

2014 Incentive Plan

Our board of directors and our stockholders approved the 2014 Incentive Plan, or the 2014 Plan, which will become effective immediately prior to the closing of this offering. The 2014 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards and other stock-based awards. The number of shares of our common stock that are reserved for issuance under the 2014 Plan is the sum of (1)              shares of common stock; plus (2) an annual increase, to be added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2015 and continuing until the termination of the plan, equal to the lesser of 4% of the number of shares of our common stock outstanding on the first day of the fiscal year and an amount determined by our board of directors.

Our employees, officers, directors, consultants and advisors will be eligible to receive awards under the 2014 Plan; however, incentive stock options may only be granted to our employees.

Pursuant to the terms of the 2014 Plan, our board of directors (or a committee delegated by our board of directors) will administer the 2014 Plan and, subject to any limitations set forth in the 2014 Plan, will select the recipients of awards and determine:

•	the number of shares of common stock covered by options and the dates upon which those options become exercisable;

•	the type of options to be granted;

•	the exercise price of options, which price must be at least equal to the fair market value of our common stock on the date of grant;

•	the duration of options, which may not be in excess of ten years;

•	the methods of payment of the exercise price of options; and

•

the number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the issue price, conditions for repurchase, repurchase price and performance conditions (though the measurement price of stock appreciation rights must be at least equal to the fair market value of our common stock on the date of grant and the duration of such awards may not be in excess of ten years), if any.

If our board of directors delegates authority to an executive officer to grant awards under the 2014 Plan, the executive officer will have the power to make awards to all of our employees, except executive officers. Our board of directors will fix the terms of the awards to be granted by such executive officer, including the exercise price of such awards, and the maximum number of shares subject to awards that such executive officer may make.

In the event of any stock split, reverse stock split, stock dividend, recapitalization, combination of shares, reclassification of shares, spin-off or other similar change in capitalization or event, or any dividend or distribution to holders of our common stock other than an ordinary cash dividend, our board of directors is required by the 2014 Plan to make equitable adjustments, in a manner determined by our board of directors, to:

•	the number and class of securities available and the share counting rules under the 2014 Plan;

•	the number and class of securities and exercise price per share of each outstanding option;

•	the share and per-share provisions and measurement price of each outstanding stock appreciation right;

•	the number of shares and the repurchase price per share subject to each outstanding restricted stock award or restricted stock unit award; and

•	the share and per-share related provisions and purchase price, if any, of any outstanding other stock-based award.

Upon a merger or other reorganization event (as defined in our 2014 Plan), our board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the 2014 Plan, as to some or all outstanding awards, other than restricted stock awards:

•	provide that all outstanding awards will be assumed or substituted by the successor corporation (or an affiliate thereof);

•

upon written notice to a participant, provide that the participant’s unvested and/or unexercised options or awards will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

•	provide that outstanding awards will become exercisable, realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the reorganization event;

•

in the event of a reorganization event pursuant to which holders of our common stock will receive a cash payment for each share surrendered in the reorganization event, make or provide for a cash payment to the participants with respect to each award held by a participant equal to (1) the number of shares of our common stock subject to the vested portion of the award (after giving effect to any acceleration of vesting that occurs upon or immediately prior to such reorganization event) multiplied by (2) the excess, if any, of the cash payment for each share surrendered in the reorganization event over the exercise, measurement or purchase price of such award and any applicable tax withholdings, in exchange for the termination of such award; and/or

•

provide that, in connection with a liquidation or dissolution, awards convert into the right to receive liquidation proceeds (if applicable, net of exercise, measurement or purchase price thereof and any applicable tax withholdings).

Our board of directors does not need to take the same action with respect to all awards and may take different actions with respect to portions of the same award.

Upon the occurrence of a reorganization event other than a liquidation or dissolution, the repurchase and other rights under each outstanding restricted stock award will continue for the benefit of the successor company and will, unless our board of directors may otherwise determine, apply to the cash, securities or other property into which our common stock is converted pursuant to the reorganization event. Upon the occurrence of a reorganization event involving a liquidation or dissolution, all restrictions and conditions on each outstanding restricted stock award will automatically be deemed terminated or satisfied, unless otherwise provided in the agreement evidencing the restricted stock award.

No award may be granted under the 2014 Plan after                     , 2024. Our board of directors may amend, suspend or terminate the 2014 Plan at any time, except that stockholder approval will be required to comply with applicable law or stock market requirements.

401(k) Retirement Plan

We maintain a 401(k) retirement plan that is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended. Substantially all of our employees are eligible to participate, beginning on the first day of the month following commencement of their employment. The 401(k) plan includes a salary deferral arrangement pursuant to which participants may elect to reduce their current compensation by up to the statutorily prescribed limit, equal to $17,500 in 2014, and have the amount of the reduction contributed to the 401(k) plan. Currently, we do not match employee contributions.

Rule 10b5-1 Sales Plans

Our directors and executive officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades pursuant to parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend or terminate the plan in some circumstances. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they are not in possession of material, nonpublic information.

Limitation of Liability and Indemnification

As permitted by Delaware law, we have adopted provisions in our certificate of incorporation, which will be effective as of the closing date of this offering, that limit or eliminate the personal liability of our directors. Our certificate of incorporation limits the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breaches of their fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

These limitations do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law as so amended.

As permitted by Delaware law, our certificate of incorporation that will be effective as of the closing date of this offering will also provide that:

•	we will indemnify our directors and officers to the fullest extent permitted by law;

•	we may indemnify our other employees and other agents to the same extent that we indemnify our officers and directors, unless otherwise determined by our board of directors; and

•	we will advance expenses to our directors and officers in connection with legal proceedings in connection with a legal proceeding to the fullest extent permitted by law.

The indemnification provisions contained in our certificate of incorporation that will be effective as of the closing date of this offering are not exclusive. In addition, we have entered into indemnification agreements with our directors and executive officers. These indemnification agreements require us, among other things, to indemnify each such director and executive officer for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by him or her in any action or proceeding arising out of his or her service as one of our directors or executive officers.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, which we refer to as the Securities Act, may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we understand that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

Director Compensation

We currently do not have a formal non-employee director compensation policy. Since 2011, we have paid Dr. von Eschenbach an annual retainer of $25,000 for service on our board of managers. In addition, we granted Dr. von Eschenbach 180,000 common B shares, which vest monthly over four years commencing on January 1, 2011 and an aggregate of 90,000 common C shares, which vest monthly over two years from February 13, 2013 (29,500 shares), June 30, 2013 (29,475 shares) and October 31, 2013 (31,025 shares). Upon completion of our Reorganization prior to this offering, Dr. von Eschenbach’s common B shares and common C shares will convert into              shares of common stock, after accounting for the applicable strike price or profits interest threshold value. The shares of common stock will remain subject to the same vesting schedules that currently apply to the common B and common C shares. In addition, upon the Reorganization, Dr. von Eschenbach will be granted options under our 2014 Plan to purchase              shares of common stock with an exercise price equal to the price per share offered to the public in this offering and having the same vesting schedules as currently apply to the unvested common B and common C shares. None of our other non-employee directors received any compensation from us. In addition, we reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending board of director and committee meetings.

We do not pay any compensation to our President and Chief Executive Officer in connection with his service on our board of directors. The compensation that we pay to our President and Chief Executive Officer is discussed in the “Executive Compensation” section of this prospectus.

In June 2014, our board of directors approved a compensation policy for our non-employee directors that will become effective upon the closing of this offering. This policy is intended to provide a total compensation package that enables us to attract and retain qualified and experienced individuals to serve as directors and to align our directors’ interests with those of our stockholders. Under this director compensation program, we will pay our non-employee directors a cash retainer for service on the board of directors and for service on each committee on which the director is a member. The chairman of the board and the chairman of each committee will receive higher retainers for such service. These fees are payable in arrears in four equal quarterly installments on the last day of each quarter, provided that the amount of such payment will be prorated for any portion of such quarter that the director is not serving on our board of directors and no fee shall be payable in respect of any period prior to the closing of this offering. The fees paid to non-employee directors for service on the board of directors and for service on each committee of the board of directors on which the director is a member are as follows:

	Member Annual Fee	Chairman Additional Annual Fee
Board of Directors	$35,000	$25,000
Audit Committee	7,500	15,000
Compensation Committee	5,000	10,000
Nominating and Corporate Governance	3,500	7,500

We will also continue to reimburse our non-employee directors for reasonable travel and out-of-pocket expenses incurred in connection with attending our board of director and committee meetings.

In addition, under our director compensation program, on the date of the first board meeting held after each annual meeting of stockholders, each non-employee director serving on our board of directors will receive an option to purchase that number of shares of our common stock having a value on the date of grant (on a Black-Scholes basis) equal to $60,000. Unless otherwise provided at the time of grant, the option will be fully vested on the date of grant. The exercise price of these options will equal the fair market value of our common stock on the date of grant.

CERTAIN RELATIONSHIPS AND TRANSACTIONS WITH RELATED PERSONS

The following is a description of transactions since January 1, 2011 to which we or VPI have been a party, and in which any of our directors, executive officers or beneficial owners of more than 5% of our voting securities, or affiliates or immediate family members of any of our directors, executive officers or beneficial owners of more than 5% of our voting securities, had or will have a direct or indirect material interest. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, from unrelated third parties.

Agreement with Novartis

In June 2009, we entered into an option agreement with Novartis Bioventures Ltd., or Novartis, to discover and develop metalloenzyme inhibitors of interest to Novartis. On February 1, 2010, we reached agreement with Novartis on the selection of a therapeutic target, which triggered an upfront payment of $1.5 million to fund the research and development process. Upon successful completion of certain items specified in the option agreement, we would receive royalty payments, as well as sales and development milestone payments. To date, no such items have been completed and therefore no royalty or milestones payment have been received. In May 2012, Novartis made an additional $1.5 million payment to continue to fund the research and development process related to an identified metalloenzyme. We will spin off the Novartis agreement with Legacy VPI in the Reorganization.

Series B Preferred Stock Financing

In February 2011, VPI issued and sold an aggregate of 13,043,478 shares of VPI series B preferred stock for an aggregate purchase price of approximately $15.0 million. The following table sets forth the number of shares of VPI series B preferred stock that were issued to holders of more than 5% of our voting securities at the time of such issuance in connection with the series B preferred stock financing and the aggregate cash purchase price paid by such entity.

Purchaser	Series B Preferred Stock of VPI	Purchase Price
Novartis Bioventures Ltd.(1)	4,347,826	$4,999,999.90
Lilly Ventures Fund I LLC(2)	3,804,347	$4,374,999.05
Intersouth Partners VI, L.P.(3)	1,101,929	$1,267,218.35
Entities affiliated with Hatteras Venture Partners(4)	1,826,565	$2,100,549.75
Lurie Investment Fund, L.L.C.(5)	1,101,929	$1,267,218.35
Astellas Venture Fund I LP	860,882	$990,014.30

(1)	Dr. Lauren H. Silverman, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. See “Principal Stockholders.”
(2)	S. Edward Torres, a member of our board of directors, is a venture partner at Lilly Ventures Fund I LLC. See “Principal Stockholders.”
(3)	James H. Rosen, a member of our board of directors, is a Partner at Intersouth Associates VI, LLC and is affiliated with this entity. See “Principal Stockholders.”
(4)

Consists of (a) 1,674,504 shares of VPI series B preferred stock purchased by Hatteras Venture Partners III, LP, and (b) 152,061 shares of VPI series B preferred stock purchased by Hatteras Venture Affiliates III, LP. Dr. Douglas B. Reed, a member of our board of directors, is a General Partner in Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP. See “Principal Stockholders.”

(5)

In April 2014, Lurie Investment Fund, L.L.C. transferred all of its holdings to A&B Equity Holdings, LLC pursuant to a transfer agreement. Kristopher A. Wood, a member of our board of directors, is the chief investment officer of Lurie Holdings, Inc., an affiliate of A&B Equity Holdings, LLC.

Formation of Viamet Holdings

In December 2011, we were formed and became the parent of VPI pursuant to a corporate reorganization, which we refer to as the December 2011 Reorganization. The December 2011 Reorganization was accomplished through the following steps. Viamet Holdings was formed as a new, wholly-owned limited liability company subsidiary of VPI. The stockholders of VPI contributed their stock in VPI to Viamet Holdings in exchange for membership interests in Viamet Holdings, and VPI became a subsidiary of Viamet Holdings. Holders of VPI series 1 preferred stock received Viamet Holdings series 1 preferred shares, holders of VPI series 2 preferred stock received Viamet Holdings series 2 preferred shares, holders of VPI series A preferred stock received Viamet Holdings series A preferred shares, holders of VPI series B preferred stock received Viamet Holdings series B preferred shares, holders of VPI common stock received Viamet Holdings common A shares and holders of VPI stock options received Viamet Holdings common B shares.

The following tables summarize the effect of the December 2011 Reorganization on our directors and executive officers and holders of more than 5% of our voting securities at the time of the December 2011 Reorganization:

Holdings in VPI prior to the December 2011 Reorganization

Purchaser	Common Stock	Stock Options	Series 1 Preferred Stock	Series 2 Preferred Stock	Series A Preferred Stock	Series B Preferred Stock
Novartis Bioventures Ltd.(1)	—	—	—	—	—	7,246,376
Lilly Ventures Fund I LLC(2)	—	—	—	—	—	6,340,578
Intersouth Partners VI, L.P.(3)	100,000	—	299,984	550,000	1,600,000	1,836,548
Entities affiliated with Hatteras Venture Partners(4)	475,000	—	—	—	1,600,000	3,044,275
Lurie Investment Fund, L.L.C.(5)	—	—	—	—	1,600,000	1,836,548
Astellas Venture Fund I LP	—	—	—	—	1,250,000	1,434,803
Robert J. Schotzinger, M.D., Ph.D.	—	866,230	—	—	—	—
Andrew C. von Eschenbach, M.D.	—	180,000	—	—	—	—

(1)	Dr. Lauren H. Silverman, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. See “Principal Stockholders.”
(2)	S. Edward Torres, a member of our board of directors, is a venture partner at Lilly Ventures Fund I LLC. See “Principal Stockholders.”
(3)	James H. Rosen, a member of our board of directors, is a Partner at Intersouth Associates VI, LLC and is affiliated with this entity. See “Principal Stockholders.”
(4)

Consists of (a) 444,244 shares of common stock, 1,477,800 shares of series A preferred stock and 2,790,840 shares of series B preferred stock held by Hatteras Venture Partners III, LP, and (b) 30,756 shares of common stock, 122,200 shares of series A preferred stock and 253,435 shares of series B preferred stock held by Hatteras Venture Affiliates III, LP. Dr. Douglas B. Reed, a member of our board of directors, is a General Partner in Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP. See “Principal Stockholders.”

(5)

In April 2014, Lurie Investment Fund, L.L.C. transferred all of its holdings to A&B Equity Holdings, LLC pursuant to a transfer agreement. Kristopher A. Wood, a member of our board of directors, is the chief investment officer of Lurie Holdings, Inc., an affiliate of A&B Equity Holdings, LLC.

Holdings in Viamet Holdings after the December 2011 Reorganization

Purchaser	Common A Shares	Common B Shares		Series 1 Preferred Shares	Series 2 Preferred Shares	Series A Preferred Shares	Series B Preferred Shares
Novartis BioVentures Ltd.(1)	—	—		—	—	—	7,246,376
Lilly Ventures Fund I LLC(2)	—	—		—	—	—	6,340,578
Intersouth Partners VI, L.P.(3)	100,000	—		299,984	550,000	1,600,000	1,836,548
Entities affiliated with Hatteras Venture Partners(4)	475,000	—		—	—	1,600,000	3,044,275
Lurie Investment Fund, L.L.C.(5)	—	—		—	—	1,600,000	1,836,548
Astellas Venture Fund I LP	—	—		—	—	1,250,000	1,434,803
Robert J. Schotzinger, M.D., Ph.D.	—	1,574,120	(6)	—	—	—	—
Andrew C. von Eschenbach, M.D.	—	180,000		—	—	—	—

(1)	Dr. Lauren H. Silverman, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis BioVentures Ltd. See “Principal Stockholders.”
(2)	S. Edward Torres, a member of our board of directors, is a venture partner at Lilly Ventures Fund I LLC. See “Principal Stockholders.”
(3)	James H. Rosen, a member of our board of directors, is a Partner at Intersouth Associates VI, LLC and is affiliated with this entity. See “Principal Stockholders.”
(4)

Consists of (a) 444,244 common shares, 1,477,800 series A preferred shares and 2,790,840 series B preferred shares held by Hatteras Venture Partners III, LP, and (b) 30,756 common shares, 122,200 series A preferred shares and 253,435 series B preferred shares held by Hatteras Venture Affiliates III, LP. Dr. Douglas B. Reed, a member of our board of directors, is a General Partner in Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP. See “Principal Stockholders.”

(5)

In April 2014, Lurie Investment Fund, L.L.C. transferred all of its holdings to A&B Equity Holdings, LLC pursuant to a transfer agreement. Kristopher A. Wood, a member of our board of directors, is the chief investment officer of Lurie Holdings, Inc., an affiliate of A&B Equity Holdings, LLC.

(6)	In connection with the December 2011 Reorganization, Dr. Schotzinger was granted 707,890 profits interests for common B shares.

Series C1 Preferred Share Financing

From October 2012 through February 2014, we issued and sold an aggregate of 21,739,130 series C1 preferred shares in five tranches at a price per share of $1.15 and an aggregate purchase price of approximately $25.0 million. The series C1 preferred shares were accompanied by warrants to purchase an additional 3,260,870 series C1 preferred shares at an exercise price equal to the issue price.

The following table sets forth the aggregate number of series C1 preferred shares that we issued to our officers, directors and 5% stockholders and their respective affiliates.

Purchaser	Series C1 Preferred Shares	Warrants to Purchase Series C1 Preferred Shares	Aggregate Purchase Price
Novartis Bioventures Ltd.(1)	7,079,073	1,061,861	$8,140,933.95
Lilly Ventures Fund I LLC(2)	6,167,532	925,130	$7,092,661.80
Intersouth Partners VI, L.P.(3)	2,631,151	394,674	$3,025,823.65
Entities affiliated with Hatteras Venture Partners(4)	3,520,609	528,090	$4,048,700.35
Lurie Investment Fund, L.L.C.(5)	2,340,765	351,115	$2,691,879.75

(1)	Dr. Lauren H. Silverman, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. See “Principal Stockholders.”
(2)	S. Edward Torres, a member of our board of directors, is a venture partner at Lilly Ventures Fund I LLC. See “Principal Stockholders.”
(3)	James H. Rosen, a member of our board of directors, is a Partner at Intersouth Associates VI, LLC and is affiliated with this entity. See “Principal Stockholders.”
(4)

Consists of (a) 2,563,207 series C1 preferred shares and warrants to purchase an additional 384,480 series C1 preferred shares purchased by Hatteras Venture Partners III, LP, (b) 232,765 series C1 preferred shares and warrants to purchase an additional

34,914 series C1 preferred shares purchased by Hatteras Venture Affiliates III, LP and (c) 724,637 series C1 preferred shares and warrants to purchase an additional 108,696 series C1 preferred shares purchased by Hatteras NC Fund, LP. Dr. Douglas B. Reed, a member of our board of directors, is a General Partner in Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP. See “Principal Stockholders.”

(5)

In April 2014, Lurie Investment Fund, L.L.C. transferred all of its holdings to A&B Equity Holdings, LLC pursuant to a transfer agreement. Kristopher A. Wood, a member of our board of directors, is the chief investment officer of Lurie Holdings, Inc., an affiliate of A&B Equity Holdings, LLC.

The investors in the fifth tranche of our series C1 preferred shares issued in February 2014 have agreed to purchase an additional sixth tranche of series C1 preferred shares between July 1, 2014 and December 1, 2014 upon the achievement of certain milestones, including preparations for this offering. Such investors may also elect to purchase their portion of this tranche at any time before December 1, 2014. The following table sets forth the aggregate number of series C1 preferred shares that our officers, directors and 5% stockholders and their respective affiliates have agreed to purchase upon achievement of the applicable milestones:

Purchaser	Series C1 Preferred Shares	Warrants to Purchase Series C1 Preferred Shares	Purchase Price
Novartis Bioventures Ltd.(1)	1,414,326	212,149	$1,626,474.90
Lilly Ventures Fund I LLC(2)	1,237,535	185,630	$1,423,165.25
Intersouth Partners VI, L.P.(3)	525,350	78,803	$604,152.50
Entities affiliated with Hatteras Venture Partners(4)	703,168	105,475	$808,643.20
Lurie Investment Fund, L.L.C.(5)	467,447	70,117	$537,564.05

(1)	Dr. Lauren H. Silverman, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. See “Principal Stockholders.”
2)	S. Edward Torres, a member of our board of directors, is a venture partner at Lilly Ventures Fund I LLC. See “Principal Stockholders.”
(3)	James H. Rosen, a member of our board of directors, is a Partner at Intersouth Associates VI, LLC and is affiliated with this entity. See “Principal Stockholders.”
(4)

Consists of (a) 511,766 series C1 preferred shares and warrants to purchase an additional 76,765 series C1 preferred shares to be purchased by Hatteras Venture Partners III, LP, (b) 46,474 series C1 preferred shares and warrants to purchase an additional 6,971 series C1 preferred shares to be purchased by Hatteras Venture Affiliates III, LP and (c) 144,928 series C1 preferred shares and warrants to purchase an additional 21,739 series C1 preferred shares to be purchased by Hatteras NC Fund, LP. Dr. Douglas B. Reed, a member of our board of directors, is a General Partner in Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP. See “Principal Stockholders.”

(5)

In April 2014, Lurie Investment Fund, L.L.C. transferred all of its holdings to A&B Equity Holdings, LLC pursuant to a transfer agreement. Kristopher A. Wood, a member of our board of directors, is the chief investment officer of Lurie Holdings, Inc., an affiliate of A&B Equity Holdings, LLC.

Corporate Reorganization

We are currently a Delaware limited liability company named Viamet Pharmaceuticals Holdings, LLC. Since the December 2011 Reorganization, we have operated two main businesses, the prostate business, which is operated through VPI and primarily focuses its research and development on discovery and development of a product candidate to treat patients with prostate cancer, and the human antifungal business, which is primarily operated through our remaining subsidiaries. Prior to conducting this offering, we will spin off the prostate business, along with two collaboration programs not associated with the human antifungal business, which we refer to as the Legacy Collaborations, in the form of a distribution of Legacy VPI to our existing equity holders. Prior to the distribution of Legacy VPI, the Viamet Pharmaceuticals, Inc. name and certain assets related to the antifungal business held by Legacy VPI will be transferred to one or more of the subsidiaries engaged in the antifungal business. Additionally, we expect that 11 of the existing 14 Legacy VPI employees will become our only full-time employees.

In the distribution, Legacy VPI will be distributed to our existing equity holders, including holders of more than 5% of our voting securities and those directors and executive officers that hold our equity securities, with each holder receiving the same proportionate ownership of Legacy VPI as it holds in Viamet Holdings immediately prior to the distribution in the form of a class of equity in Legacy VPI with substantially equivalent economic rights as the class of equity in Viamet Holdings that it holds immediately prior to the distribution. Prior to the distribution, warrants to purchase series C1 preferred shares of Viamet Holdings will be automatically net exercised into series C1 preferred shares of Viamet Holdings.

Following the distribution and prior to this offering, we will also convert into a Delaware corporation and change our name to Viamet Pharmaceuticals, Inc. As a result, we will adopt a plan of conversion with our shareholders that provides that the conversion to a corporation take the form of a statutory conversion, and also provides that the conversion will occur prior to the closing of this offering without any further action on the part of our board of directors or shareholders. In connection with this conversion, our equity securities will be converted as follows:

•	holders of common shares of Viamet Holdings will receive shares of our common stock for the common shares of Viamet Holdings held immediately prior to the conversion;

•	holders of series 1 preferred shares of Viamet Holdings will receive shares of series 1 preferred stock for the series 1 preferred shares of Viamet Holdings held immediately prior to the conversion;

•	holders of series 2 preferred shares of Viamet Holdings will receive shares of series 2 preferred stock for the series 2 preferred shares of Viamet Holdings held immediately prior to the conversion;

•	holders of series A preferred shares of Viamet Holdings will receive shares of series A preferred stock for the series A preferred shares of Viamet Holdings held immediately prior to the conversion;

•

holders of series B preferred shares of Viamet Holdings will receive shares of series B preferred stock for the series B preferred shares of Viamet Holdings held immediately prior to the conversion; and

•

holders of series C1 preferred shares of Viamet Holdings will receive shares of series C1 preferred stock for the series C1 preferred shares of Viamet Holdings held immediately prior to the conversion.

Following the conversion, our remaining subsidiaries, VPS–1, Inc., VPS–2, Inc., and VPS–3, Inc., will merge with and into Viamet, and we will consummate the initial public offering of our common stock. Upon closing of our initial public offering, all of the shares of preferred stock issued to our shareholders in the conversion will convert into shares of our common stock. Purchasers in this offering will only receive shares of our common stock.

Upon completion of the Reorganization and this offering, and based on an assumed initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), the former holders of membership interests us will beneficially own an aggregate of approximately     % of our common stock (or     % if the underwriters’ option to acquire additional shares of common stock is exercised in full). See “Description of Capital Stock” for additional information regarding the terms of our certificate of incorporation and bylaws that will be in effect upon the completion of this offering.

The material agreements we have entered, or expect to enter, into with Legacy VPI in connection with the Reorganization are summarized below. The separation and distribution agreement contains the key provisions governing the Reorganization, including our separation of the prostate business and the Legacy Collaborations, and the spin-off of Legacy VPI. The other agreements referenced in the separation and distribution agreement govern various interim and ongoing relationships between Legacy VPI and us following the completion of the Reorganization and this offering. These agreements include the following, each of which is summarized below:

•	the transition services agreement;

•	the employee matters agreement;

•	the Metallophile Technology license agreement; and

•	a license agreement enabling certain collaboration obligations of Legacy VPI.

Separation and Distribution Agreement

The separation and distribution agreement will contain the key provisions relating to the separation of our business from the prostate business and the Legacy Collaborations and the spin-off of Legacy VPI. The separation and distribution agreement will effect the allocation and transfer of assets and liabilities between Legacy VPI and Viamet and will describe when and how these transfers will occur. The separation and distribution agreement will also govern the rights and obligations of Legacy VPI and our company regarding the subsequent distribution of Legacy VPI membership interests to the members of Viamet Holdings. Pursuant to the separation and distribution agreement, Legacy VPI will be required to cooperate with us to accomplish the distribution and, at our direction, to promptly take any and all actions necessary or desirable to effect the distribution. Under the separation and distribution agreement, we will indemnify Legacy VPI and its representatives and affiliates for certain losses that may be suffered by Legacy VPI or its representatives or affiliates, and Legacy VPI will indemnify Viamet and our representatives and affiliates for certain losses that may be suffered by our company or our representatives or affiliates. In general, neither Legacy VPI nor we will represent or warrant as to the condition or quality of any assets to be transferred, the liabilities to be assumed, or any other matters relating to either business. Except as set forth in the separation and distribution agreement, we will receive all assets in connection with the contribution on an “as is, where is” basis.

Under the separation and distribution agreement, Legacy VPI will agree, subject to certain limitations, not to engage, anywhere in the world, in any manner, directly or indirectly, in the discovery, development or commercialization of inhibitors of lanosterol demethylase (also referred to as CYP51) until the earliest of the date three years after the effective date of such agreement, the date on which certain of Legacy VPI’s rights under the Metallophile Technology license agreement become nonexclusive or terminate and the date Viamet and its subsidiaries are no longer engaged in such business.

Transition Services Agreement

We intend to enter into a transition services agreement with Legacy VPI pursuant to which we will provide certain transitional services to Legacy VPI, such as consulting services, administrative support and use of Viamet’s facilities, and Legacy VPI will provide certain transitional services to us, such as consulting services. Legacy VPI and we also may provide each other with additional services that we identify in the future. The agreement will generally provide for a term of up to one year following completion of this offering, which may be extended by mutual agreement of the parties. These services will be provided for a fee.

Legacy VPI and we will agree to perform the transitional services in a manner substantially similar in scope, quality and nature to that which the providing party uses in servicing its own business. Both Legacy VPI and we may engage third parties to provide services covered by the transition services agreement.

Employee Matters Agreement

We intend to enter into an employee matters agreement with Legacy VPI that will address employment, compensation and benefits matters. The employee matters agreement will address the allocation and treatment of assets and liabilities relating to employees and compensation and benefit plans and programs in which our employees participate. The employee matters agreement will also govern the transfer of employees between Legacy VPI and us in connection with the distribution, and also sets forth certain obligations for reimbursements and indemnities between Legacy VPI and us.

Metallophile Technology License Agreement

We intend to enter into a Metallophile Technology license agreement with Legacy VPI that will grant Legacy VPI a perpetual license to use the Metallophile Technology in the discovery, development and commercialization of compounds, including but not limited to the prostate candidate or any derivatives, which target the inhibition of the metalloenzyme CYP17, for human or veterinary therapeutic, prophylactic, or diagnostic use.

Collaboration Enabling License Agreement

We intend to enter into a license agreement with Legacy VPI that will grant Legacy VPI with a license to only those rights under Viamet’s intellectual property (including the Metallophile Technology) as are necessary to perform its obligations under the collaboration with DAS that will remain at Legacy VPI. Pursuant to the agreement, Legacy VPI may sublicense those rights (other than the Metallophile Technology itself, which may only be used by Legacy VPI) to DAS to the extent necessary under the DAS collaboration. Additionally, under the agreement, Legacy VPI will grant us rights for non-competing uses under certain Legacy VPI intellectual property (primarily intellectual property covering certain compounds developed during the collaboration for which intellectual property rights are controlled by DAS) and, subject to payment of a 0.5% royalty on net sales of any products incorporating such compounds and covered by patents included in such license grant. Each party will also have certain rights to exclude the other from the development of compounds identified as a product candidate by such party. The agreement, including any royalty obligations will expire upon the later of expiration of our patents sublicensed to DAS under the collaboration or those patents, controlled by DAS, sublicensed to us under this license from Legacy VPI, provided that the license agreement will terminate upon any early termination of the DAS agreement, subject to certain surviving rights. Upon expiration of the agreement, each party will have a perpetual right to commercialize any products developed using licensed technology.

Agreements with Our Shareholders

In conjunction with the December 2011 Reorganization, the members of Viamet Holdings entered into a limited liability company agreement, or the LLC Agreement, which governs our operations prior to the consummation of the Reorganization. The LLC Agreement sets forth the authorized classes of Viamet Holdings equity securities, the allocation of profits and losses among the classes and the preferences of the preferred classes. The LLC Agreement also sets forth the rights of and restrictions on members, including rights with respect to the election of directors, management and certain transfer restrictions on the holders of shares. The LLC Agreement includes indemnification and exculpation provisions applicable to the directors, officers, members, employees and agents of Viamet Holdings. We intend to enter into an amendment to the LLC Agreement that specifies the allocation of Legacy VPI shares in the distribution among our shareholders and the allocation of unpaid preference balances between Viamet and Legacy VPI preferred shares following the distribution. The current conversion price of preferred shares will also be divided and allocated between the two entites in proportion to the funding requirements of the two businesses. Concurrent with the consummation of the Reorganization, we intend to terminate the LLC Agreement.

We have also entered into an investors’ rights agreement and share sale agreement with certain holders of our membership interests. The investors’ rights agreement provides for registration rights, preemptive rights and transfer restrictions in respect of securities held by certain holders of our capital stock. The share sale agreement provides for rights of first refusal and cosale rights in respect of sales of securities by certain holders of our capital stock. The preemptive rights, transfer restrictions, rights of first refusal and cosale rights under these agreements do not apply to this offering, and the investors’ rights agreement and the share sale agreement will be terminated in conjunction with the consummation of the Reorganization.

In connection with the Reorganization, we intend to enter into registration rights agreement with certain holders of our capital stock. See the “Description of Capital Stock—Registration Rights” section of this prospectus for a further discussion of these arrangements.

Severance and Change in Control Agreements

See the “Executive and Director Compensation—Employment Agreements” section of this prospectus for a further discussion of these arrangements.

Indemnification of Officers and Directors

Our certificate of incorporation that will be effective as of the closing date of this offering provides that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. In addition, we have entered into indemnification agreements with each of our directors and executive officers that may be broader in scope than the specific indemnification provisions contained in the Delaware General Corporation Law. See the “Executive Compensation and Director Compensation—Limitation of Liability and Indemnification” section of this prospectus for a further discussion of these arrangements.

Policies and Procedures for Related Person Transactions

Our board of directors has adopted a written related person transaction policy, which will become effective upon the closing of this offering, to set forth policies and procedures for the review and approval or ratification of related person transactions. This policy will cover any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, the amount involved exceeds $120,000, and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person.

Our related person transaction policy contains exceptions for any transaction or interest that is not considered a related person transaction under SEC rules as in effect from time to time. In addition, the policy provides that an interest arising solely from a related person’s position as an executive officer of another entity that is a participant in a transaction with us will not be subject to the policy if each of the following conditions is met:

•	the related person and all other related persons own in the aggregate less than a 10% equity interest in such entity;

•

the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction with us and do not receive any special benefits as a result of the transaction; and

•	the amount involved in the transaction equals less than the greater of $200,000 or 5% of the annual gross revenue of the company receiving payment under the transaction.

The policy provides that any related person transaction proposed to be entered into by us must be reported to our General Counsel and will be reviewed and approved by our audit committee in accordance with the terms of the policy, prior to effectiveness or consummation of the transaction whenever practicable. The policy provides that if our chief financial officer determines that advance approval of a related person transaction is not practicable under the circumstances, our audit committee will review and, in its discretion, may ratify the related person transaction at the next meeting of the audit committee. The policy also provides that alternatively, our chief financial officer may present a related person transaction arising in the time period between meetings of the audit committee to the chair of and audit committee, who will review and may approve the related person transaction, subject to ratification by the audit committee at the next meeting of the audit committee.

In addition, the policy provides that any related person transaction previously approved by the audit committee or otherwise already existing that is ongoing in nature will be reviewed by the audit committee annually to ensure that such related person transaction has been conducted in accordance with the previous approval granted by the audit committee, if any, and that all required disclosures regarding the related person transaction are made.

The policy provides that transactions involving compensation of executive officers will be reviewed and approved by our compensation committee in the manner to be specified in the charter of the compensation committee.

A related person transaction reviewed under this policy will be considered approved or ratified if it is authorized by the audit committee in accordance with the standards set forth in the policy after full disclosure of the related person’s interests in the transaction. As appropriate for the circumstances, the policy provides that the audit committee will review and consider:

•	the related person’s interest in the related person transaction;

•	the approximate dollar value of the amount involved in the related person transaction;

•	the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

•	whether the transaction was undertaken in the ordinary course of business of our company;

•	whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to us than the terms that could have been reached with an unrelated third party;

•	the purpose of, and the potential benefits to us of, the transaction; and

•

any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The policy provides that the audit committee will review all relevant information available to it about the related person transaction. The policy provides that the audit committee may approve or ratify the related person transaction only if the audit committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The policy provides that the audit committee may, in its sole discretion, impose such conditions as it deems appropriate on us or the related person in connection with approval of the related person transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of April 30, 2014 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities, including warrants that are currently exercisable or exercisable within 60 days after April 30, 2014. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to community property laws, where applicable. The information is not necessarily indicative of beneficial ownership for any other purpose.

The number of shares beneficially owned in the following table assumes completion of the Reorganization and the automatic conversion of all outstanding shares of our preferred stock into shares of common stock upon closing of this offering. The percentage ownership calculations for beneficial ownership prior to this offering are based on 61,234,613 shares outstanding as of April 30, 2014, assuming completion of the Reorganization and the automatic conversion of all outstanding shares of our preferred stock into shares of common stock upon closing of this offering. Percentage ownership calculations for beneficial ownership after this offering also include the shares we are offering hereby. Except as otherwise indicated in the table below, addresses of named beneficial owners are in care of Viamet Pharmaceuticals, Inc., 4505 Emperor Blvd., Suite 300, Durham, NC 27703. Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% or Greater Stockholders
Novartis Bioventures Ltd.(1) 131 Front Street Hamilton, HM 12, Bermuda	15,387,310	25.1%

Lilly Ventures Fund I LLC(2) 115 W. Washington Street, Suite 1680-South Indianapolis, IN 46204	13,433,240	21.9%

Entities affiliated with Hatteras Venture(3) 280 S. Mangum Street, Suite 350 Durham, NC 27701	9,167,974	15.0%

Intersouth Partners VI, L.P.(4) 102 City Hall Plaza, Suite 200 Durham, NC 27701	7,412,357	12.1%

A&B Equity Holdings, LLC(5) 2 N. Riverside Plaza, Suite 1240 Chicago, IL 60606	6,128,428	10.0%

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
Named Executive Officers and Directors
Robert J. Schotzinger, M.D., Ph.D.	2,566,720	4.2%
Richard D. Katz, M.D.	513,350	*
Douglas B. Reed, M.D.(3)	9,167,974	15.0%
James H. Rosen(4)	7,412,357	12.1%
Lauren H. Silverman, Ph.D.(1)	15,387,310	25.1%
S. Edward Torres(2)	13,433,240	21.9%
Andrew C. von Eschenbach, M.D.	270,000	*
Kristopher A. Wood(5)	6,128,428	10.0%
All executive officers and directors as a group (eight persons)	54,879,379	89.6%

(1)

Consists of 7,246,376 shares of common stock issuable upon conversion of series B convertible preferred stock; 7,079,073 shares of common stock issuable upon conversion of series C1 convertible preferred stock and an aggregate of 1,061,861 shares of common stock issuable upon conversion of shares of series C1 convertible preferred stock issuable upon the exercise of series C1 warrants held by Novartis Bioventures Ltd., a Bermuda corporation. The board of directors of Novartis Bioventures Ltd. has sole voting and investment control and power over such shares. None of the members of its board of directors has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of such shares. Dr. Silverman, a member of our board of directors, is also an employee of a corporation that is affiliated with Novartis Bioventures Ltd. Dr. Silverman will resign from our board of directors contingent upon and effective immediately prior to the effectiveness of the registration statement of which this prospectus forms a part. Dr. Silverman disclaims beneficial ownership of shares held by Novartis Bioventures Ltd., except to the extent of her pecuniary interest arising as a result of her employment by that affiliate. Novartis Bioventures Ltd. is an indirectly-owned subsidiary of Novartis AG.

(2)

Consists of 6,340,578 shares of common stock issuable upon conversion of series B convertible preferred stock; 6,167,532 shares of common stock issuable upon conversion of series C1 convertible preferred stock and an aggregate of 925,130 shares of common stock issuable upon conversion of shares of series C1 convertible preferred stock issuable upon the exercise of series C1 warrants held by Lilly Ventures Fund I LLC (the “Fund”). Eli Lilly and Company, as Sole Managing Member of the Fund, and pursuant to the LLC Agreement of the Fund, has voting authority with respect to shares owned by the Fund. S. Edward Torres is a non-managing member of Lilly Ventures Fund I LLC and has shared voting and shared investment power over such shares, and may be deemed the indirect beneficial owner of such shares. Mr. Torres disclaims beneficial ownership over such shares, except to the extent of any pecuniary interest therein.

(3)

Consists of 444,244 and 30,756 shares of common stock; 1,477,800 and 122,200 shares of common stock issuable upon conversion of series A convertible preferred stock; 2,790,840 and 253,435 shares of common stock issuable upon conversion of series B convertible preferred stock; 2,563,207 and 232,765 shares of common stock issuable upon conversion of series C1 convertible preferred stock and an aggregate of 384,480 and 34,914 shares of common stock issuable upon conversion of shares of series C1 convertible preferred stock issuable upon the exercise of warrants held by Hatteras Venture Partners III, LP and Hatteras Venture Affiliates III, LP, respectively, and 724,637 shares of common stock issuable upon conversion of series C1 convertible preferred stock and an aggregate of 108,696 shares of common stock issuable upon conversion of shares of series C1 convertible preferred stock issuable upon the exercise of warrants held by Hatteras NC Fund, LP. Dr. Douglas B. Reed, a member of our board of directors, is a General Partner in Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP, and thereby shares voting and investment power over such shares of our common stock held by Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP with John Crumpler, Robert Ingram, Kenneth Lee and Clay Thorp, the other members of the general partner. Dr. Reed disclaims beneficial ownership of shares beneficially owned by Hatteras Venture Partners III, LP, Hatteras Venture Affiliates III, LP and Hatteras NC Fund, LP except to the extent of his pecuniary interest therein.

(4)

Consists of 100,000 shares of common stock; 299,984 shares of common stock issuable upon conversion of series 1 convertible preferred stock; 550,000 shares of common stock issuable upon conversion of series 2 convertible preferred stock; 1,600,000 shares of common stock issuable upon conversion of series A convertible preferred stock; 1,836,548 shares of common stock issuable upon conversion of series B convertible preferred stock; 2,631,151 shares of common stock issuable upon conversion of series C1 convertible preferred stock and an aggregate of 394,674 shares of common stock issuable upon conversion of shares of series C1 convertible preferred stock issuable upon the exercise of warrants held by Intersouth Partners VI, L.P. Dennis Dougherty and Mitch Mumma are the managing members of Intersouth Associates VI, LLC, the sole general partner of Intersouth Partners VI, L.P., and share the power to vote or direct the voting of and to dispose or direct the disposition of the shares of our common stock held by Intersouth Partners VI, L.P. James H. Rosen, a member of our board of directors, is a Partner at Intersouth Associates VI, LLC. Mr. Rosen disclaims beneficial ownership of all of the shares held by Intersouth Partners VI, L.P. except to the extent of his pecuniary interest therein.

(5)

Consists of 1,600,000 shares of common stock issuable upon conversion of series A convertible preferred stock; 1,836,548 shares of common stock issuable upon conversion of series B convertible preferred stock; 2,340,765 shares of common stock issuable upon conversion of series C1 convertible preferred stock and an aggregate of 351,115 shares of common stock issuable upon conversion of shares of series C1 convertible preferred stock issuable upon the exercise of warrants held by A&B Equity Holdings, LLC. Ann Lurie is the manager of A&B Equity Holdings, LLC and has sole power to vote or direct the voting of and to dispose or direct dispositions of the shares of our common stock held by A&B Equity Holdings, LLC. Kristopher A. Wood, a member of our board of directors, is the chief investment officer of Lurie Holdings, Inc., an affiliate of A&B Equity Holdings, LLC. Mr. Wood disclaims beneficial ownership of shares held by A&B Equity Holdings, LLC, except to the extent of his pecuniary interest arising as a result of his position as the chief investment officer of Lurie Holdings, Inc. by A&B Equity Holdings, LLC.

DESCRIPTION OF CAPITAL STOCK

General

Following the closing of this offering, our authorized capital stock will consist of             shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share, all of which preferred stock will be undesignated. The following description of our capital stock and provisions of our restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws that will be in effect upon the closing of this offering. We have filed copies of these documents with the SEC as exhibits to our registration statement of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

Common Stock

As of April 30, 2014, we had outstanding             shares of common stock, held of record by 38 stockholders, assuming completion of the Reorganization and the automatic conversion of all outstanding shares of our preferred stock into common stock upon the closing of this offering.

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Other matters shall be decided by the affirmative vote of our stockholders having a majority in voting power of the votes cast by the stockholders present or represented and voting on such matter, except as otherwise disclosed below. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Under the terms of our certificate of incorporation that will become effective upon the closing of this offering, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Upon the closing of this offering, there will be no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.

Stock Options

As of April 30, 2014, no options to purchase shares of our common stock were outstanding.

Registration Rights

In connection with the Reorganization, we and the holders of our existing preferred shares will enter into a registration rights agreement, or the Registration Rights Agreement. After this offering, the parties to the Registration Rights Agreement will be entitled to certain rights with respect to registration of shares of our common stock under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities will possess the registration rights contained in the Registration Rights Agreement that are described in additional detail below.

Demand Registration Rights

Under the Registration Rights Agreement, upon the written request of the holders of at least 50% of the registrable securities then outstanding to register at least 50% of the registrable securities then outstanding on a registration statement under the Securities Act (other than a registration on Form S-3 or any related form of registration statement), we will be obligated to use our best efforts to register as soon as practicable the sale of all registrable securities that holders may request in writing to be registered within 15 days of the mailing of a notice by us to all holders of such registration. The demand registration rights may not be exercised until six months after the offering contemplated by this prospectus, and we are required to effect no more than two registration statements on Form S-1 (registrations on Form S-3 described below are not limited as to number). We may postpone the filing of registration statements for up to 90 days in the aggregate in any twelve month period if, in the good faith judgment of our board of directors, such registration would be seriously detrimental to Viamet and our stockholders.

Piggyback Registration Rights

If we register any of our securities, either for our own account or for the account of security holders, we will have to register all registrable securities that the holders of such securities request in writing be registered within 15 days of mailing of notice by us to all holders of the proposed registration, to the extent that inclusion will not diminish the number of securities included by Viamet. However, this right does not apply to a registration relating solely to employee benefit plans, a registration on Form S-4 relating solely to an SEC Rule 145 transaction or a demand registration. The underwriter of any underwritten offering will have the right to limit, due to marketing factors, the number of shares registered by these holders.

Form S-3 Registration Rights

To the extent we are eligible to use a registration statement on Form S-3, the holders of at least 20% of the outstanding registrable securities can request that we register all or a portion of their shares on a registration statement on Form S-3, except that we are not required to register an offering with an aggregate price to the public of less than $500,000. We may postpone the filing of registration statements for up to 90 days in the aggregate in a twelve month period if, in the good faith judgment of our board of directors, such registration would be seriously detrimental to Viamet and our stockholders

Registration Expenses

We are required to pay all expenses incurred in connection with each of the registrations described above, except for share transfer taxes and underwriting discounts and commissions. In addition, we are not required to pay any expenses for more than two registrations on Form S-3 in any twelve month period.

Expiration of Registration Rights

The registration rights described above will survive our initial public offering and will terminate as to any stockholder upon the earlier of (i) the fifth anniversary of this offering, (ii) the date on which such holder holds less than 1% of our outstanding equity securities and is able to dispose of all its registrable securities in any 90-day period pursuant to Rule 144.

Anti-Takeover Effects of Delaware Law and our Charter and Bylaws

Delaware law contains, and upon the completion of this offering our certificate of incorporation and our bylaws will contain, provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Staggered Board; Removal of Directors

Upon the completion of this offering, our certificate of incorporation and bylaws will divide our board of directors into three classes with staggered three-year terms. In addition, a director will only be able to be removed for cause and only by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in an annual election of directors. Any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, will only be able to be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

Stockholder Action by Written Consent; Special Meetings

Upon the completion of this offering, our certificate of incorporation will provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders. Upon the completion of this offering, our certificate of incorporation and bylaws will also provide that, except as otherwise required by law, special meetings of our stockholders can only be called by our chairman of the board, our Chief Executive Officer or our board of directors.

Advance Notice Requirements for Stockholder Proposals

Upon the completion of this offering, our bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Delaware Business Combination Statute

Upon the completion of this offering, we will be subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Amendment of Certificate of Incorporation and Bylaws

The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Effective upon the completion of this offering, our bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 75% of the votes that all of our stockholders would be entitled to cast in any annual election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our certificate of incorporation described above under “—Staggered board; removal of directors” and “—Stockholder action by written consent; special meetings.”

Listing On the NASDAQ Global Market

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “VIAM.”

Authorized but Unissued Shares

The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the NASDAQ Listing Rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make it more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and a liquid public trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options or warrants or in the public market after this offering, or the anticipation of those sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through sales of our equity securities. We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “VIAM.”

Upon the closing of this offering, we will have outstanding                  shares of our common stock, after giving effect to the issuance of the                  shares of our common stock in this offering and the conversion of all outstanding shares of our preferred stock into                  shares of common stock upon the closing of this offering, and assuming the net exercise of our outstanding warrants after March 31, 2014. Of the shares to be outstanding immediately after the closing of this offering, the                  shares sold in this offering (assuming that the underwriters do not exercise their over-allotment option), will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.

The remaining                  shares of common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act and will further be subject to either restrictions on transfer under the lock-up agreements described in “Underwriting—No Sales of Similar Securities.” Following the expiration of these restrictions, these shares will become eligible for public sale if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Rule 144

Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is an affiliate of ours, or who was an affiliate at any time during the 90 days before a sale, who has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume in our common stock on The NASDAQ Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Affiliate resales under Rule 144 are also subject to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and The NASDAQ Stock Market concurrently with either the placing of a sale order with the broker or the execution directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, beginning 90 days after the effective date of the registration statement of which this prospectus forms a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned shares of our common stock for at least six months but less than a year, is entitled to sell such shares subject only to the availability of current public information about us. If such person has held our shares for at least one year, such person can resell under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the 90-day public company requirement and the current public information requirement.

Non-affiliate resales are not subject to the manner of sale, volume limitation or notice filing provisions of Rule 144.

Registration Rights

Subject to the lock-up agreements described under “Underwriting—No Sales of Similar Securities,” upon the closing of this offering, the holders of                      shares of our common stock will have the right to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights and expiration of the lock-up agreement, these shares will become freely tradable without restriction under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Stock Options

We have never issued stock options. Following this offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock subject to awards issuable pursuant to the 2014 Plan.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

OF COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax considerations applicable to non-U.S. holders with respect to their ownership and disposition of shares of our common stock issued pursuant to this offering. For purposes of this discussion, a non-U.S. holder means a beneficial owner of our common stock that is not for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•

a corporation or any other organization taxable as a corporation for U.S. federal income tax purposes, created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (2) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

This discussion does not address the tax treatment of partnerships or other entities that are pass-through entities for U.S. federal income tax purposes or persons that hold their common stock through partnerships or other pass-through entities. A partner in a partnership or other pass-through entity that will hold our common stock should consult his, her or its own tax advisor regarding the tax consequences of acquiring, holding and disposing of our common stock through a partnership or other pass-through entity, as applicable.

This discussion is based on current provisions of the U.S. Internal Revenue Code of 1986, as amended, which we refer to as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and judicial decisions, all as in effect as of the date of this prospectus, all of which are subject to change or to differing interpretation, possibly with retroactive effect. Any change could alter the tax consequences to non-U.S. holders described in this prospectus. There can be no assurance that the Internal Revenue Service, which we refer to as the IRS, will not challenge one or more of the tax consequences described herein We assume in this discussion that a non-U.S. holder holds shares of our common stock as a capital asset, generally property held for investment.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances nor does it address any aspects of U.S. state, local or non-U.S. taxes, the alternative minimum tax, or the Medicare tax on net investment income. This discussion also does not consider any specific facts or circumstances that may apply to a non-U.S. holder and does not address the special tax rules applicable to particular non-U.S. holders, such as:

•	insurance companies;

•	tax-exempt organizations;

•	financial institutions;

•	brokers or dealers in securities;

•	regulated investment companies;

•	pension plans;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	owners deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that have a functional currency other than the U.S. dollar;

•	owners that hold our common stock as part of a straddle, hedge, conversion transaction, synthetic security or other integrated investment; and

•	certain U.S. expatriates.

This discussion is for general information only and is not tax advice. Accordingly, all prospective non-U.S. holders of our common stock should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the purchase, ownership and disposition of our common stock.

Distributions on Our Common Stock

Distributions, if any, on our common stock generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a tax-free return of the non-U.S. holder’s investment, up to such holder’s tax basis in the common stock. Any remaining excess will be treated as capital gain, subject to the tax treatment described below in “Gain on sale, exchange or other disposition of our common stock.” Any such distributions will also be subject to the discussion below under the section titled “Withholding and information reporting requirements—FATCA.”

Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment or a fixed base maintained by the non-U.S. holder within the United States, are generally exempt from the 30% withholding tax if the non-U.S. holder satisfies applicable certification and disclosure requirements. However, such U.S. effectively connected income, net of specified deductions and credits, is taxed at the same graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Any U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence.

A non-U.S. holder of our common stock who claims the benefit of an applicable income tax treaty between the United States and such holder’s country of residence generally will be required to provide a properly executed IRS Form W-8BEN or W-8BEN-E (or successor form) and satisfy applicable certification and other requirements. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant income tax treaty.

A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing a U.S. tax return with the IRS.

Gain On Sale, Exchange or Other Disposition of Our Common Stock

In general, a non-U.S. holder will not be subject to any U.S. federal income tax on any gain realized upon such holder’s sale, exchange or other disposition of shares of our common stock unless:

•

the gain is effectively connected with the non-U.S. holder’s conduct of a U.S. trade or business and, if an applicable income tax treaty so provides, is attributable to a permanent establishment or a fixed-based;

•

maintained by such non-U.S. holder in the United States, in which case the non-U.S. holder generally will be taxed on a net income basis at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code) and, if the non-U.S. holder is a foreign corporation, the branch profits tax described above in “Distributions on our common stock” also may apply;

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax (or such lower rate as may be specified by an applicable income tax treaty between the United States and such holder’s country of residence) on the net gain derived from the disposition, which may be offset by certain U.S. source capital losses of the non-U.S. holder, if any (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses; or

•

we are, or have been, at any time during the five-year period preceding such disposition (or the non-U.S. holder’s holding period, if shorter) a “U.S. real property holding corporation,” unless our common stock is regularly traded on an established securities market and the non-U.S. holder holds no more than 5% of our outstanding common stock, directly or indirectly, actually or constructively, during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock. If we are determined to be a U.S. real property holding corporation and the foregoing exception does not apply, then a purchaser may withhold 10% of the proceeds payable to a non-U.S. holder from a sale of our common stock and the non-U.S. holder generally will be taxed on its net gain derived from the disposition at the graduated U.S. federal income tax rates applicable to United States persons (as defined in the Code). Generally, a corporation is a U.S. real property holding corporation only if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. Although there can be no assurance, we do not believe that we are, or have been, a U.S. real property holding corporation, or that we are likely to become one in the future. No assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above.

U.S. Federal Estate Tax

Shares of our common stock that are owned or treated as owned at the time of death by an individual who is not a citizen or resident of the United States, as specifically defined for U.S. federal estate tax purposes, are considered U.S. situs assets and will be included in the individual’s gross estate for U.S. federal estate tax purposes. Such shares, therefore, may be subject to U.S. federal estate tax, unless an applicable estate tax or other treaty provides otherwise.

Backup Withholding and Information Reporting

We must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such holder and the tax withheld, if any, with respect to such distributions. Non-U.S. holders may have to comply with specific certification procedures to establish that the holder is not a United States person (as defined in the Code) in order to avoid backup withholding at the applicable rate with respect to dividends on our common stock. Dividends paid to non-U.S. holders subject to withholding of U.S. federal income tax, as described above in “Distributions on our common stock,” generally will be exempt from U.S. backup withholding.

Information reporting and backup withholding will generally apply to the proceeds of a disposition of our common stock by a non-U.S. holder effected by or through the U.S. office of any broker, U.S. or foreign, unless the holder certifies its status as a non-U.S. holder and satisfies certain other requirements, or otherwise establishes an exemption. Generally, information reporting and backup withholding will not apply to a payment of disposition proceeds to a non-U.S. holder where the transaction is effected outside the United States through a non-U.S. office of a broker. However, for information reporting purposes, dispositions effected through a non-U.S. office of a broker with substantial U.S. ownership or operations generally will be treated in a manner similar to dispositions effected through a U.S. office of a broker. Non-U.S. holders should consult their own tax advisors regarding the application of the information reporting and backup withholding rules to them.

Copies of information returns may be made available to the tax authorities of the country in which the non-U.S. holder resides or is incorporated under the provisions of a specific treaty or agreement.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder can be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability, if any, provided that an appropriate claim is timely filed with the IRS.

Withholding and Information Reporting Requirements—FATCA

The Foreign Account Tax Compliance Act, or FATCA, generally imposes a U.S. federal withholding tax at a rate of 30% on payments of dividends on, or gross proceeds from the sale or other disposition of, our common stock paid to a foreign entity unless (i) if the foreign entity is a “foreign financial institution,” such foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a “foreign financial institution,” such foreign entity identifies certain of its U.S. investors, if any, or (iii) the foreign entity is otherwise exempt under FATCA. Under applicable U.S. Treasury regulations, withholding under FATCA will only apply (1) to payments of dividends on our common stock made after June 30, 2014, and (2) to payments of gross proceeds from a sale or other disposition of our common stock made after December 31, 2016. Under certain circumstances, a non-U.S. holder may be eligible for refunds or credits of the tax. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock and the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of the 30% withholding tax under FATCA.

UNDERWRITING

Subject to the terms and conditions of an underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite their respective names below:

Underwriters	Number of Shares
Piper Jaffray & Co.
Stifel, Nicolaus & Company, Incorporated
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the obligations of the several underwriters are subject to various conditions, including approval of legal matters by counsel. The nature of the underwriters’ obligations commits them to purchase and pay for all of the shares of common stock listed above if any are purchased. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The underwriters expect to deliver the shares of common stock to purchasers on or about                     , 2014.

Option to Purchase Additional Shares

We have granted a 30-day over-allotment option to the underwriters to purchase up to a total of              additional shares of our common stock from us, at the initial public offering price, less the underwriting discounts and commissions payable by us, as set forth on the cover page of this prospectus. If the underwriters exercise this option in whole or in part, then each of the underwriters will be separately committed, subject to the conditions described in the underwriting agreement, to purchase the additional shares of our common stock in proportion to their respective commitments set forth in the table above. We will pay the expenses associated with the exercise of the over-allotment option.

Determination of Offering Price

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and Piper Jaffray & Co., Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC, as representatives of the several underwriters. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price will include:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our history and prospects, including our past and present financial performance and our prospects for future earnings;

•	the history and prospects of companies in our industry;

•	prior offerings of those companies;

•	our capital structure;

•	an assessment of our management and their experience;

•	general conditions of the securities markets at the time of the offering; and

•	other factors as were deemed relevant.

We cannot assure you that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to this offering at or above the initial offering price.

Commissions and Expenses

The underwriters propose to offer the shares of common stock directly to the public at the initial public offering price set forth on the cover page of this prospectus, and at this price less a concession not in excess of $         per share of common stock to other dealers specified in a master agreement among underwriters who are members of the Financial Industry Regulatory Authority, Inc. The underwriters may allow, and the other dealers specified may reallow, concessions not in excess of $         per share of common stock to these other dealers. After this offering, the offering price, concessions, and other selling terms may be changed by the underwriters. Our common stock is offered subject to receipt and acceptance by the underwriters and to certain other conditions, including the right to reject orders in whole or in part.

The following table summarizes the compensation to be paid to the underwriters by us and the proceeds, before expenses, payable to us:

	Per Share	Total
		Without Over-Allotment	With Over-Allotment
Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us

We estimate that the total expenses of the offering payable by us, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding underwriting discounts and commissions, will be approximately $        .

Indemnification of Underwriters

We will indemnify the underwriters against some civil liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

No Sales of Similar Securities

We and the holders (including all of our directors and executive officers) of all of the shares of our capital stock outstanding prior to this offering have agreed that, without the prior written consent of each of Piper Jaffray & Co., Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC, we and they will not directly or indirectly:

•

offer, sell, contract to sell (including any short sale), pledge, hypothecate, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, grant any option, right or warrant for the sale of, purchase any option or contract to sell, sell any option or contract to purchase, or otherwise encumber, dispose of or transfer, or grant any rights with respect to, directly or indirectly, any shares of common stock or securities convertible into or exchangeable or exercisable for any shares of common stock;

•

enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of the common stock or other securities, in cash or otherwise; or

•	publicly disclose the intention to do any of the foregoing,

for a period of 180 days after the date of this prospectus. However, in the case of our directors, executive officers and stockholders, these lock-up restrictions will not apply to: (a) bona fide gifts made by the holder, (b) transfers of our securities to a trust for the direct or indirect benefit of the holder or the immediate family of the holder in a transaction not involving a disposition for value, (c) transfers of securities by will or intestate succession upon the death of the holder, (d) transfers or distributions to partners, members or shareholders of the securities holder or (e) the entry into a trading plan established pursuant to Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for any sales or other dispositions of shares of common stock during the 180-day restricted period. Any transferee under the excepted transfers described above in (a), (b), (c) and (d) must agree in writing, prior to the transfer, to be bound by the lock-up agreements.

Piper Jaffray & Co., Stifel, Nicolaus & Company, Incorporated and Wells Fargo Securities, LLC, in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. In addition, in the event that any of our large institutional shareholders, each a Major Holder, is granted an early release from the lock-up restrictions described above with respect to 5% or more of the shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock owned by such stockholder as of the date of such lock-up agreement, then each other Major Holder automatically will be granted an equivalent early release from its obligations under the lock-up restrictions on a pro rata basis. There are no existing agreements between the underwriters and any of our stockholder who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the restricted period.

NASDAQ Market Listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “VIAM.”

Short Sales, Stabilizing Transactions and Penalty Bids

In order to facilitate this offering, persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of our common stock during and after this offering. Specifically, the underwriters may engage in the following activities in accordance with the rules of the Securities and Exchange Commission.

Short sales.    Short sales involve the sales by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are short sales made in an amount not greater than the underwriters’ over-allotment option to purchase additional shares from us in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option to purchase shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are any short sales in excess of such over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering.

Stabilizing transactions.    The underwriters may make bids for or purchases of the shares for the purpose of pegging, fixing, or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

Penalty bids.    If the underwriters purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering. Stabilization and syndicate covering transactions may cause the price of the shares to be higher than it would be in the absence of these transactions. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

The transactions above may occur on The NASDAQ Global Market or otherwise. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. If these transactions are commenced, they may be discontinued without notice at any time.

Discretionary Sales

The underwriters have informed us that they do not expect to confirm sales of common stock offered by this prospectus to accounts over which they exercise discretionary authority without obtaining the specific approval of the account holder.

Electronic Distribution

A prospectus in electronic format may be made available on the internet sites or through other online services maintained by one or more of the underwriters participating in this offering, or by their affiliates. Other than the prospectus in electronic format, the information on any underwriter’s web site and any information contained in any other web site maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter in its capacity as underwriter and should not be relied upon by investors.

Relationships

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and other financing and banking services to us, for which they have in the past received, and may in the future receive, customary fees and reimbursement for their expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments.

European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of securities described in this prospectus may not be made to the public in that relevant member state other than:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity that has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives; or

•	in any other circumstances that do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of securities shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive. For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

We have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriters, is authorized to make any further offer of the securities on behalf of us or the underwriters.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as relevant persons). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

France

This prospectus has not been prepared in the context of a public offering of financial securities in France within the meaning of Article L.411-1 of the French Code Monétaire et Financier and Title I of Book II of the Reglement Général of the Autorité des marchés financiers (the “AMF”) and therefore has not been and will not be filed with the AMF for prior approval or submitted for clearance to the AMF. Consequently, the shares of our common stock may not be, directly or indirectly, offered or sold to the public in France and offers and sales of the shares of our common stock may only be made in France to qualified investors (investisseurs qualifiés) acting for their own, as defined in and in accordance with Articles L.411-2 and D.411-1 to D.411-4, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code Monétaire et Financier. Neither this prospectus nor any other offering material may be released, issued or distributed to the public in France or used in connection with any offer for subscription on sale of the shares of our common stock to the public in France. The subsequent direct or indirect retransfer of the shares of our common stock to the public in France may only be made in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code Monétaire et Financier.

Notice to Residents of Germany

Each person who is in possession of this prospectus is aware of the fact that no German securities prospectus (wertpapierprospekt) within the meaning of the securities prospectus act (wertpapier-prospektgesetz, the “act”) of the federal republic of Germany has been or will be published with respect to the shares of our common stock. In particular, each underwriter has represented that it has not engaged and has agreed that it will not engage in a public offering in the federal republic of Germany (ôffertliches angebot) within the meaning of the act with respect to any of the shares of our common stock otherwise than in accordance with the act and all other applicable legal and regulatory requirements.

Notice to Residents of Switzerland

The securities which are the subject of the offering contemplated by this prospectus may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This prospectus has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. None of this prospectus or any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

None of this prospectus or any other offering or marketing material relating to the offering, us or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this prospectus will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA and the offer of securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the securities

Notice to Residents of the Netherlands

The offering of the shares of our common stock is not a public offering in The Netherlands. The shares of our common stock may not be offered or sold to individuals or legal entities in The Netherlands unless (i) a prospectus relating to the offer is available to the public, which has been approved by the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) or by the competent supervisory authority of another state that is a member of the European Union or party to the Agreement on the European Economic Area, as amended or (ii) an exception or exemption applies to the offer pursuant to Article 5:3 of The Netherlands Financial Supervision Act (Wet op het financieel toezicht) or Article 53 paragraph 2 or 3 of the Exemption Regulation of the Financial Supervision Act, for instance due to the offer targeting exclusively “qualified investors” (gekwalificeerde beleggers) within the meaning of Article 1:1 of The Netherlands Financial Supervision Act.

Notice to Residents of Japan

The underwriters will not offer or sell any of the shares of our common stock directly or indirectly in Japan or to, or for the benefit of, any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Residents of Hong Kong

The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, any shares of our common stock other than (a) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to the shares of our common stock which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the shares of our common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.

Notice to Residents of Singapore

This document has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this document and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our common stock may not be circulated or distributed, nor may shares of our common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the Securities and Futures Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.

Where shares of our common stock are subscribed or purchased under Section 275 by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares of our common stock under Section 275 except:

(1)	to an institutional investor or to a relevant person, or to any person pursuant to an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

LEGAL MATTERS

The validity of the shares of common stock being offered will be passed upon for us by Wilmer Cutler Pickering Hale and Dorr LLP, Boston, Massachusetts. The underwriters are represented by Dechert LLP, New York, New York, in connection with certain legal matters related to this offering.

EXPERTS

The consolidated financial statements of Viamet Pharmaceuticals Holdings, LLC and subsidiaries, at December 31, 2013 and December 31, 2012 and for each of the two years in the period ended December 31, 2013, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about our ability to continue as a going concern as described in the Note 1 to the consolidated financial statements) appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement and the exhibits, schedules and amendments to the registration statement. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement and to the exhibits and schedules to the registration statement. Statements contained in this prospectus about the contents of any contract or any other document filed as an exhibit are not necessarily complete, and in each instance, we refer you to the copy of the contract or other documents filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may read and copy the registration statement of which this prospectus is a part at the SEC’s public reference room, which is located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of the registration statement by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the SEC’s public reference room. In addition, the SEC maintains an Internet website, which is located at www.sec.gov, that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You may access the registration statement of which this prospectus is a part at the SEC’s Internet website.

Upon completion of this offering, we will be subject to the informational and periodic reporting requirements of the Exchange Act. We will fulfill our obligations with respect to such requirements by filing periodic reports and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain a website at www.viamet.com. Our website is not a part of this prospectus.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members

Viamet Pharmaceuticals Holdings, LLC

We have audited the consolidated balance sheets of Viamet Pharmaceuticals Holdings, LLC and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive loss, redeemable convertible preferred shares and members’ deficit and cash flows for each of the two years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Viamet Pharmaceuticals Holdings, LLC and subsidiaries at December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Ernst & Young LLP

Raleigh, North Carolina

May 23, 2014, except Note     , as to which the date is         , 2014

The foregoing report is in the form that will be signed upon the completion of the reverse stock split described in Note      to the consolidated financial statements.

/s/ Ernst & Young LLP

Raleigh, North Carolina

May 23, 2014

Viamet Pharmaceuticals Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

(in thousands)

	December 31,
	2012	2013	March 31, 2014	March 31, 2014 Pro Forma
			(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$1,042	$1,435	$7,383	$
Accounts receivable	317	204	347
Prepaid and other	267	744	1,029

Total current assets	1,626	2,383	8,759
Furniture, fixtures and equipment, net	314	221	201
Other assets	128	111	111

Total assets	$2,068	$2,715	$9,071	$

Liabilities, redeemable convertible preferred shares and members’ deficit
Current liabilities
Accounts payable	$828	$818	$1,564	$
Accrued expenses	386	904	1,554
Accrued rent—current	—	13	14
Deferred revenue	1,714	556	222
Call option liability	1,064	—	6,348

Total current liabilities	3,992	2,291	9,702
Long term liabilities
Accrued rent—long term	138	143	139
Warrant liability	220	1,017	4,761

Total long term liabilities	358	1,160	4,900

Total liabilities	4,350	3,451	14,602

Redeemable convertible preferred shares	44,310	64,373	86,530
Members’ deficit
Capital accounts—common (39,219,992; 51,327,113; and 66,327,113 shares authorized and 3,666,856; 4,501,462; and 4,836,893 shares issued and outstanding as of December 31, 2012 and 2013 and March 31, 2014, respectively)	1	1	1
Accumulated deficit	(46,593)	(65,110)	(92,062)

Total members’ deficit	(46,592)	(65,109)	(92,061)

Total liabilities, redeemable convertible preferred shares and members’ deficit	$2,068	$2,715	$9,071	$

The accompanying notes are an integral part of these consolidated financial statements.

Viamet Pharmaceuticals Holdings, LLC and Subsidiaries

Consolidated Statements of Comprehensive Loss

(in thousands except per share amounts)

	Year Ended December 31,			Three Months Ended March 31,
	2012	2013		2013	2014
				(unaudited)	(unaudited)
Revenue
License fee revenue	$1,850		$1,341	$413	$55
Collaboration revenue	1,584		1,355	420	279
Grant revenue	50		177	57	31

Total revenue	3,484		2,873	890	365

Operating expenses
Research and development	8,760		10,789	2,379	3,808
General and administrative	2,650		2,872	626	1,265

Total expense	11,410		13,661	3,005	5,073

Operating loss	(7,926)		(10,788)	(2,115)	(4,708)

Other income (expense)
Changes in fair value of financial instruments	(62)		(387)	(31)	(2,574)
Interest income	3		—	—	—

Other income (expense), net	(59)		(387)	(31)	(2,574)

Net loss	(7,985)		(11,175)	(2,146)	(7,282)

Comprehensive loss	$(7,985)		$(11,175)	$(2,146)	$(7,282)

Net loss	$(7,985)		$(11,175)	$(2,146)	$(7,282)
Accretion and deemed dividends—preferred shares	(5,328)		(7,516)	(631)	(19,714)

Net loss attributable to common shareholders	$(13,313)		$(18,691)	$(2,777)	$(26,996)

Per share information:
Net loss per share attributable to common shareholders—basic and diluted	$(12.10)		$(16.99)	$(2.52)	$(24.54)

Weighted average Common A shares outstanding—basic and diluted (See Note 10)	1,100,000		1,100,000	1,100,000	1,100,000

Pro forma net loss per common share—basic and diluted (unaudited)		$			$

Weighted average pro forma common shares outstanding—basic and diluted (unaudited)

The accompanying notes are an integral part of these consolidated financial statements.

Viamet Pharmaceuticals Holdings, LLC and Subsidiaries

Consolidated Statements of Redeemable Convertible Preferred Shares and Members’ Deficit

(in thousands)

	Redeemable Convertible Preferred Shares	Common		Additional Paid-In Capital	Accumulated Deficit	Total Members’ Deficit
		Shares	Amount
Balance, December 31, 2011	$37,276	2,569	$1	—	$(33,430)	$(33,429)

Issuance of preferred shares, warrant liability, and call option liability at fair value	4,467	—	—	—	(2,761)	(2,761)
Issuance of common shares	—	1,098	—	—	—	—
Equity-based compensation expense	—	—	—	150	—	150
Accretion of redeemable convertible preferred shares	2,567	—	—	(150)	(2,417)	(2,567)
Net loss	—	—	—	—	(7,985)	(7,985)

Balance, December 31, 2012	$44,310	3,667	$1	$—	$(46,593)	$(46,592)

Issuance of preferred shares, warrant liability, and call option liability at fair value	17,502	—	—	—	(4,955)	(4,955)
Issuance of common shares	—	834	—	—	—	—
Equity-based compensation expense	—	—	—	174	—	174
Accretion of redeemable convertible preferred shares	2,561	—	—	(174)	(2,387)	(2,561)
Net loss	—	—	—	—	(11,175)	(11,175)

Balance, December 31, 2013	$64,373	4,501	$1	$—	$(65,110)	$(65,109)

Issuance of preferred shares, warrant liability and call option liability at fair value	21,526	—	—	—	(19,083)	(19,083)
Issuance of common shares	—	336	—	—	—	—
Equity-based compensation expense	—	—	—	44	—	44
Accretion of redeemable convertible preferred shares	631	—	—	(44)	(587)	(631)
Net loss	—	—	—	—	(7,282)	(7,282)

Balance, March 31, 2014 (Unaudited)	$86,530	4,837	$1	$—	$(92,062)	$(92,061)

The accompanying notes are an integral part of these consolidated financial statements.

Viamet Pharmaceuticals Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

(in thousands)

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(7,985)	$(11,175)	$(2,146)	$(7,282)
Adjustments to reconcile net income to net cash used by operating activities:
Depreciation	106	102	27	23
Non-cash equity-based compensation expense	150	174	38	44
Loss on the disposal of fixed assets	5	—	—	—
Change in fair value of financial instruments	62	387	31	2,574
Recognition of license fee revenue	(1,850)	(1,341)	(413)	(55)
Increase (decrease) in cash arising from changes in assets and liabilities:
Accounts receivable	1,183	113	120	(143)
Prepaid and other current assets	(131)	(477)	(33)	(285)
Other assets	(66)	17	17	—
Accounts payable	(207)	(10)	44	746
Accrued rent	138	18	25	(3)
Accrued expenses	18	518	410	651
Deferred revenue	1,726	183	22	(279)

Net cash used by operating activities	(6,851)	(11,491)	(1,858)	(4,009)

Cash flows from investing activities:
Purchase of furniture, fixtures and equipment	(82)	(9)	(2)	(3)

Net cash used by investing activities	(82)	(9)	(2)	(3)

Cash flows from financing activities:
Issuance of redeemable convertible preferred shares	2,928	11,893	1,975	9,960

Net cash provided by financing activities	2,928	11,893	1,975	9,960

Net (decrease) increase in cash and cash equivalents	(4,005)	393	115	5,948
Cash and cash equivalents—beginning of period	5,047	1,042	1,042	1,435

Cash and cash equivalents—end of period	$1,042	$1,435	$1,157	$7,383

The accompanying notes are an integral part of these consolidated financial statements.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements

1.	NATURE OF ORGANIZATION

Viamet Pharmaceuticals Holdings, LLC (“Viamet Holdings”) was established on December 30, 2011 and is the parent of Viamet Pharmaceuticals, Inc. (“VPI”) and three additional wholly owned subsidiaries. Viamet Holdings and its subsidiaries (collectively, the “Company”) are biopharmaceutical companies focused on the discovery, development and commercialization of novel antifungal agents based on a proprietary metalloenzyme medicinal chemistry platform, which the Company calls its Metallophile® Technology. The Company is using this platform to design drugs that it expects to have greater selectivity, fewer side effects, and improved potency compared to currently available antifungal agents. The Company’s lead product candidate, VT-1161, is an oral agent that the Company is developing for the treatment of recurrent vulvovaginal candidiasis, or RVVC, a highly prevalent mucosal infection for which there are no approved therapies in the United States, and onychomycosis, a very common fungal infection of the nail for which current treatments are suboptimal with respect to safety, tolerability and efficacy.

Prior to December 2011, the Company operated as VPI, a Delaware corporation. VPI was incorporated in December 2004 as a research and development company initially focused on the development of compounds for the treatment of fungal diseases and, later, prostate cancer. In December 2011, Viamet Holdings was formed and made the parent of VPI through the exchange of VPI’s capital stock for membership interests in Viamet Holdings. Since December 2011, Viamet Holdings has operated two main businesses, the prostate business, which is operated through VPI and primarily focuses its research and development on discovery and development of a product candidate to treat patients with prostate cancer, and the human antifungal business, which is primarily operated through Viamet Holdings’ remaining subsidiaries.

In connection with its initial public offering (“IPO”), Viamet Holdings will form a wholly owned limited liability company subsidiary and contribute the stock of VPI to it. VPI and its parent limited liability company are collectively referred to as Legacy VPI. Prior to conducting this offering, Viamet Holdings will spin off the prostate business, along with two collaboration programs not associated with the human antifungal business, in the form of a distribution of Legacy VPI to its existing equity holders. Prior to the distribution of Legacy VPI, the Viamet Pharmaceuticals, Inc. name and certain assets related to the antifungal business held by Legacy VPI will be transferred to one or more of the subsidiaries of Viamet Holdings engaged in the antifungal business. Additionally, as part of this corporate reorganization, warrants to purchase Viamet Holdings series C1 preferred shares will be automatically net exercised, and the series C1 preferred shares of Viamet Holdings issued upon such exercise will be converted into shares of Viamet Pharmaceuticals, Inc. series C1 preferred stock. Thereafter and immediately prior to the IPO, Viamet Holdings will be converted into a Delaware corporation and renamed Viamet Pharmaceuticals, Inc. In connection with this conversion, holders of Viamet Holdings common shares will receive shares of Viamet Pharmaceuticals, Inc. common stock for the common shares held immediately prior to the conversion, and holders of each series of preferred shares will receive shares of a substantially equivalent series of preferred stock for the preferred shares held immediately prior to the conversion. Following the conversion, Viamet Pharmaceutical, Inc. will consummate its IPO, at which time all of the preferred stock will convert into common stock. Following the IPO, the Viamet Pharmaceutical, Inc. business will be limited to the antifungal business.

Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the continuation of operations, realization of assets and liquidation of liabilities in the ordinary course of business.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company has incurred recurring losses from operations and negative cash flows due to its ongoing research and development investment in antifungal and prostate cancer drug candidates. The Company had an accumulated deficit of $65.1 million and $92.1 million as of December 31, 2013 and March 31, 2014 (unaudited), respectively. Net loss from operations was $8.0 million, $11.2 million, $2.1 million and $7.3 million for the years ended December 31, 2012 and 2013 and the three months ended March 31, 2013 and 2014 (unaudited), respectively. Net cash used in operating activities was $6.9 million, $11.5 million, $1.9 million and $4.0 million for the years ended December 31, 2012 and 2013 and for the three months ended March 31, 2013 and 2014 (unaudited), respectively. Management expects operating losses and negative operating cash flows to continue through 2014.

The Company has primarily been funded through private investments from venture capital firms and expects to incur significant expenses to complete clinical work and to prepare its lead programs for additional clinical trials. The Company expects that its research and development expenses will continue to increase as it moves forward with its clinical testing for its programs and performs other studies for its research and development portfolio. As a result, the Company expects to continue to incur substantial losses for the foreseeable future, and these losses will be increasing. The Company will not conduct the planned Phase 2b clinical trials of its lead program unless the Company receives the proceeds of a contemplated initial public offering or other significant funding.

At December 31, 2013, management believes that currently available cash and cash equivalents together with existing financing agreements would not provide sufficient funds to enable the Company to meet its obligations for greater than one-year subsequent to December 31, 2013. As a result, there is substantial doubt about the Company’s ability to continue as a going concern. The Company will continue to seek financing through existing and outside investors through public and private markets, through revenue generating collaboration agreements with third parties, if appropriate, and through grants from government and private sponsors, if available. If the Company is unable to obtain additional funding from these sources or other sources when needed, or to the extent needed, it may be necessary to reduce significantly the current rate of spending through scaling back operations or stopping certain research and development activities. These events could prevent the Company from successfully executing on its operating plan and could raise substantial doubt about the Company’s ability to continue as a going concern in future periods.

Terms of LLC Operating Agreement

The Company will continue indefinitely, unless its existence is terminated pursuant to its operating agreement (the “LLC Agreement”). The LLC Agreement states that no member shall be personally liable for any obligation of the Company in excess of his, her, or its requisite contribution.

2.	SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of Viamet Holdings and its wholly owned subsidiaries. All intercompany balances and transactions between consolidated companies have been eliminated in consolidation.

Unaudited Interim Financial Statements

The accompanying consolidated balance sheet as of March 31, 2014, the consolidated statements of comprehensive loss and cash flows for the three months ended March 31, 2013 and 2014 and the consolidated statement of redeemable convertible preferred shares and members’ deficit for the three

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

months ended March 31, 2014 are unaudited. The unaudited interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). The unaudited interim consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements. In the opinion of management, the unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring adjustments, necessary for the fair statement of the Company’s financial position at March 31, 2013 and 2014 and the Company’s results of operations and cash flows for the three months ended March 31, 2013 and 2014. The results for the three months ended March 31, 2013 and 2014 are not necessarily indicative of the results to be expected for the year ending December 31, 2014 or for any future period. All references to amounts as of and for the three months ended March 31, 2013 and 2014 in these footnotes are unaudited.

Unaudited Pro Forma Presentation and Unaudited Pro Forma Net Loss Per Common Share

Immediately prior to this offering, through a series of transactions including net exercise of the warrants, all of the Company’s redeemable convertible preferred shares, warrants and profits interests will automatically convert into common stock at the applicable conversion ratios then in effect. The unaudited pro forma balance sheet presentation assumes the conversion of all preferred shares, warrants and profits interests into shares of common stock of Viamet Pharmaceuticals, Inc., resulting in the warrant liability to purchase preferred shares being reclassified into accumulated deficit. The unaudited pro forma loss per common share for the year ended December 31, 2013 and the three months ended March 31, 2014 was computed using the weighted-average number of common shares of common outstanding, including the pro-forma effect of the conversion of all outstanding redeemable convertible preferred shares, profits interests, and warrants to purchase preferred shares into common stock as if such conversion had occurred at the beginning of the respective periods.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

Reclassifications

In certain instances, amounts, previously reported in the 2012 financial statements have been reclassified to conform to the 2013 financial statement presentation. Such reclassifications had no effect on net loss or members’ deficit as previously reported. In addition, certain revisions have been made to the notes to the consolidated financial statements.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but before the financial statements are issued to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The Company evaluated all events and transactions through the date these financial statements were issued. See Note 11 for additional information.

Cash and Cash Equivalents and Concentrations of Risk

The Company considers all highly liquid instruments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents consist of money market deposits, and to date, the Company has not experienced gains or losses on any of its cash equivalents balances other than interest income. The carrying value of cash and cash equivalents approximates fair value at December 31, 2012, 2013 and March 31, 2014 (unaudited). The Company maintains cash in accounts that are in excess of federally insured limits.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Accounts Receivable

The Company’s current receivables of $0.3 million and $0.2 million as of December 31, 2012 and 2013 and $0.3 million as of March 31, 2014 (unaudited) are related to payments due in future periods under current collaboration agreements. The Company evaluates collectability of receivables on an ongoing basis, and when needed, utilizes an allowance for doubtful accounts for its potentially uncollectible receivables based on historical experience. At December 31, 2012 and 2013, and March 31, 2014 (unaudited), the Company determined a reserve for uncollectible accounts was not required.

Furniture, Fixtures, and Equipment

Furniture, fixtures, and equipment are stated at cost less accumulated depreciation and include furniture, fixtures, computer equipment, and internal-use software. Replacements and improvements are capitalized when costs incurred for those purposes extend the useful life of the asset. Routine maintenance and repairs are charged to expense as incurred. Depreciation on fixed assets is computed using the straight-line method over periods ranging from three to seven years. Management makes assumptions regarding future conditions in determining estimated useful lives and potential salvage values. These assumptions affect the amount of depreciation expense recognized in the period and any gain or loss is recognized once the asset is disposed of or classified as “held for sale.”

Impairment of Long-Lived Assets

The Company evaluates long-lived assets, which include furniture, fixtures and equipment, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

Revenue Recognition

The Company uses the revenue recognition guidance established by the Financial Accounting Standards Board, (“FASB”) in Accounting Standards Codification, (“ASC”), Topic 605, Revenue Recognition, (“ASC 605”). The Company’s revenues generally consist of licensing revenue and fees for research services from license or collaboration agreements and grant revenue. The Company recognizes revenues when all four of the following criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products and/or services has occurred; (iii) the selling price is fixed or determinable; and (iv) collectability is reasonably assured. For arrangements that include multiple deliverables, the Company identifies separate units of accounting if certain separation criteria are met in accordance with ASC Topic 605-25, Multiple Element Arrangements (“ASC 605-25”). This evaluation requires subjective determinations and requires management to make judgments about the fair value of the individual elements and whether such elements are separable from the other aspects of the contractual relationship. If the Company determines they are separable according to the separation criteria of ASC 605-25, the Company will recognize revenue separately for each unit. The consideration for the arrangement is allocated to the separate units of accounting based on their relative fair values. Applicable revenue recognition criteria are considered separately for each unit of accounting. If management determines the arrangement constitutes a single unit of accounting, the revenue recognition policy must be determined for the entire arrangement and the consideration received is recognized over a period of inception through the date on which the last deliverable is expected to be delivered as a combined unit. The Company typically receives upfront, nonrefundable payments when licensing its intellectual property in conjunction with a research and development agreement. Management believes that these payments

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

generally are not separable from the activity of providing research and development services because the license does not have stand-alone value separate from the research and development services that the Company provides under applicable agreements. Accordingly, the Company accounts for these elements as one unit of accounting and recognizes upfront, nonrefundable payments as licensing revenue on a straight-line basis over its contractual or estimated performance period, which is typically the term of its research and development performance obligations. As a result, the Company is often required to make estimates regarding development timelines for compounds being developed pursuant to a strategic collaboration agreement. Amounts received in advance of services performed are recorded as deferred revenue until earned. Revisions to the estimated period of recognition are reflected in revenue prospectively.

The Company’s collaboration agreements may also contain contingent non-refundable payments based on the achievement of milestone events. Revenue related to these non-refundable payments is recognized in accordance with ASC Topic 605-28, Milestone Method (“ASC 605-28”). At the inception of each agreement that includes contingent milestone payments, management must evaluate whether the contingencies underlying each milestone are substantive and at risk to both parties, specifically reviewing factors such as the scientific and other risks that must be overcome to achieve the milestone, as well as the level of effort and investment required. Revenues from milestones, if they are nonrefundable, are recognized in licensing revenue upon successful accomplishment of the milestones if all of the following conditions are met: (i) achievement of the milestone event was not reasonably assured at the inception of the arrangement; (ii) substantive effort is involved to achieve the milestone event; and (iii) the amount of the milestone payment appears reasonable in relation to the effort expended, the other milestone payments in the arrangement and the related risk associated with the achievement of the milestone event. A milestone is considered substantive if it meets all of the following criteria: (A) the payment is commensurate with either the Company’s performance to achieve the milestone or with the enhancement of the value of the delivered item; (B) the payment relates solely to past performance; and (C) the payment is reasonable relative to all of the deliverables and payment terms within the arrangement. If any of these conditions are not met, the milestone payment is deferred and is recognized on a straight-line basis over the remaining performance obligation. Payments received or for which collection is reasonably assured after meeting performance obligations are recognized as earned. The milestone payments related to the Company’s collaboration agreements (see Note 9) were determined to be substantive.

The Company’s collaboration agreements may also include payment for research and development services provided by the Company on a contractual rate and direct expense basis. The Company records such payments as revenue in accordance with the agreements as activities are incurred when the Company acts as principal in the transaction.

Grant payments received prior to the Company’s performance of work required by the terms of the award are recorded as deferred revenue and recognized as grant revenue as the Company performs the work and incurs qualifying costs.

Accrued /Prepaid Development Expenses

The Company accounts for clinical trial expenses according to the progress of the trial as measured by patient enrollment, patient progression and the timing of various aspects of the trial. The Company determines accrual estimates through discussion with applicable personnel and outside service providers as to the progress of trials, or services completed. During the course of a clinical trial, the Company adjusts its rate of clinical trial expense recognition if actual results differ from its estimates. The

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Company makes estimates of its accrued expenses as of each balance sheet date in its financial statements based on facts and circumstances known at that time. The Company’s objective is to reflect the appropriate clinical trial expenses in its financial statements by matching those expenses with the period in which services and efforts are expended. The Company’s clinical trial accrual is dependent upon the timely and accurate reporting of contract research organizations and other third party vendors. Although the Company does not expect its estimates to be materially different from amounts actually incurred, its understanding of status and timing of services performed relative to the actual status and timing of services performed may vary and may result in the Company reporting amounts that are too high or too low for any particular period. Depending on the timing of payments made to vendors based on the estimate of clinical trial activities, the resulting balance will be reflected as either a prepaid asset (advance payments) or an accrual on the balance sheet.

Accrued Expenses

The Company records accruals based on estimates of the services received, efforts expended and amounts owed to other service providers.

Research and Development Expenses

Research and development expense includes employee compensation, pre-clinical studies, clinical trial activities, drug development, drug manufacturing and fees paid to consultants and other entities that conduct certain research and development activities on the Company’s behalf.

Expenses incurred in connection with clinical trial activities for which the underlying nature of the activities themselves do not directly relate to active research and development, such as expenses incurred for market research as well as costs to build the Company’s brand, are reflected as general and administrative costs.

Income Taxes

The Company uses the liability method in accounting for income taxes as required by ASC Topic 740, Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company accounts for uncertain tax positions pursuant to ASC 740 which prescribes a recognition threshold and measurement process for financial statement recognition of uncertain tax positions taken or expected to be taken in a tax return. If the tax position meets this threshold, the benefit to be recognized is measured as the tax benefit having the highest likelihood of being realized upon ultimate settlement with the taxing authority.

Deferred Public Offering Costs

Deferred public offering costs totaling $0.1 million at March 31, 2014 (unaudited) are included in prepaid and other current assets. These costs represent legal and accounting costs related to the Company’s efforts to raise capital through its IPO. There were no IPO costs incurred prior to 2014. The Company will defer future costs related to its IPO activities until the completion of the IPO, at which time the Company will reclassify them to additional paid-in capital as a reduction of the IPO proceeds. If the Company terminates its plan for an IPO, it will expense any deferred costs immediately.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Warrant Liability

As further discussed in Note 5, during October 2012, February 2013, June 2013, October 2013 and February 2014, the Company issued freestanding warrants to purchase Series C1 redeemable convertible preferred shares (“Series C1 Preferred Shares”). The preferred shares underlying the warrants are redeemable in certain circumstances, and as such, the freestanding warrants that are related to the purchase of the Series C1 Preferred Shares are liabilities that should be recorded at the estimated fair value (“Warrant Liability”) in accordance with ASC Topic 480, Distinguishing Liabilities from Equity (“ASC 480”). See “Fair Value of Financial Instruments” for further discussion of fair value methodology of this liability. At the end of each reporting period, the Company records changes in the estimated fair value during the period in other income. The Company will continue to adjust the liability for changes in fair value of these warrants until the earlier of: (i) exercise of the warrants; (ii) expiration of the warrants; (iii) the consummation of the Company’s IPO.

Call Option Liability

As further discussed in Note 5, during October 2012, June 2013, and February 2014 the Company issued call options to purchase the second, fourth and sixth tranches, respectively of Series C1 Preferred Shares (“Call Option Liability”). The Company records this purchase option liability at its estimated fair value in accordance with ASC 480. See “Fair Value of Financial Instruments” for further discussion of fair value methodology of this liability. At the end of each reporting period, the Company records changes in the estimated fair value during the period in other income.

Fair Value of Financial Instruments

The carrying values of the Company’s cash, cash equivalents, accounts receivable, prepaid expense, accounts payable and accrued expense approximate fair value as of December 31, 2012 and 2013 and March 31, 2014 due to the short-term nature of these instruments.

The Company follows ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), for application to financial instruments. ASC 820 defines fair value, provides a consistent framework for measuring fair value under U.S. GAAP and requires fair value financial statement disclosures. ASC 820 applies only to the measurement and disclosure of financial instruments that are required or permitted to be measured and reported at fair value under other ASC topics (except for standards that relate to share-based payments such as ASC Topic 718, Compensation—Share Compensation). Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

Level 1—	Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities.
Level 2—	Valuations based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and models for which all significant inputs are observable, either directly or indirectly.
Level 3—	Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The determination of where an asset or liability falls in the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures and, based on various factors, may classify an asset or

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

liability differently from period to period. However, the Company expects changes in classification between levels will be rare.

There was no material re-measurement of the fair value of financial assets and liabilities that are not measured at fair value on a recurring basis. Additionally, there have been no transfers between levels in the periods presented. The following table presents information about certain assets and liabilities measured at fair value on a recurring basis:

	Fair Value Measurements at December 31, 2012
	(in thousands)
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$149	$149	$—	$—
Warrant Liability	220	—	—	220
Call Option Liability	1,064	—	—	1,064

	Fair Value Measurements at December 31, 2013
	(in thousands)
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$149	$149	$—	$—
Warrant Liability	1,017	—	—	1,017

	Fair Value Measurements at March 31, 2014 (unaudited)
	(in thousands)
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Cash equivalents	$149	$149	$—	$—
Warrant Liability	4,761	—	—	4,761
Call Option Liability	6,348	—	—	6,348

The following tables present a reconciliation of the beginning and ending balances of Warrant and Call Option Liabilities, respectively, measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2012 and 2013 and March 31, 2014:

	2012	2013	2014 (unaudited)
	(in thousands)
Beginning balance	$—	$220	$1,017
Issuance of warrants	231	841	1,735
Adjustment to fair value	(11)	(44)	2,009

Ending balance	$220	$1,017	$4,761

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

	2012	2013	2014 (unaudited)
	(in thousands)
Beginning balance	$—	$1,064	$—
Fair value of Call Option Liability at Issue Date	991	2,304	5,783
Adjustment to fair value	73	431	565
Call Option Exercised	—	(3,799)	—

Ending balance	$1,064	$—	$6,348

The Company categorizes the Warrant Liability and Call Option Liability in connection with the Series C1 Preferred Share issuances as Level 3 as there are significant unobservable inputs used in the underlying valuations. As discussed in Note 5, the valuation reflects a two-stage process. Using a hybrid probability weighted expected return method (PWERM), which incorporates both IPO scenarios and discounted cash flow valuations, the fair value of the total equity is determined as a starting point for allocating value to the individual equity classes. Using this value as a starting point, a series of equity values and associated probabilities are calculated using simulation methodologies that incorporate both a contingent claims method (Option Pricing Model) and current value method. Based on assessments of expected returns and volatilities consistent with market practice, a distribution of equity values was produced which covered the range of values that an informed market participant might expect. These outcomes were organized into ranges and a probability calculated based on the percent of the total falling into each range. This process created a range of equity values. Using a contingent claims framework, total equity value is allocated to the various components of the capital structure including the warrants and call options using the Options Pricing Model. The fair value measurement is sensitive to changes in the unobservable inputs. Changes in those inputs might result in a higher or lower fair value measurement.

The key unobservable inputs used in the determination of fair value are set forth in the following table:

	December 31, 2012	December 31, 2013	March 31, 2014 (unaudited)
Total equity value	$53.2 million	$80.1 million	$167.5 million
Volatility	27%	20%	30%
Time to liquidity	5 years	3.8 years	2.3 years

See Note 5 for a description of these instruments.

Redeemable Convertible Preferred Shares

The Company is accounting for its mandatorily redeemable preferred shares under the requirements of ASC 480 which establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The carrying value of redeemable convertible preferred shares is presented in the mezzanine as temporary equity and is increased by periodic accretions so that the carrying amount will equal the redemption amount at the redemption date. These increases are affected through charges against additional paid-in capital, to the extent it is available, or accumulated deficit. For each tranche issued, the difference between the amount invested by the holders of the preferred stock, net of issuance costs, and the carrying amount of the preferred stock at inception, which is fair value, is considered a deemed dividend to existing shareholders at issuance and added to net loss to arrive at the net loss available to common shareholders in the calculation of loss per common share. Further increases in the redemption amount above the then current carrying amount are also considered a deemed dividend and reflected in calculation of earnings per share.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Deferred Rent

The Company recognizes rent expense on a straight-line basis over the non-cancelable term of its operating lease and records the difference between cash rent payments and the recognition of rent expense as a deferred rent liability. The Company also records landlord-funded lease incentives, such as reimbursable leasehold improvements, as a deferred rent liability, which is amortized as a reduction of rent expense over the non-cancelable term of its operating lease.

Equity-Based Compensation

The Company’s employees participate in the Viamet Holdings’ equity-based compensation plan, the 2011 Equity Incentive Plan, allowing for the issuance of profits interests. The Company measures and recognizes compensation expense for all equity-based awards made to employees and directors, under the fair value recognition provisions of ASC Topic 718, Compensation—Stock Compensation, or (“ASC 718”) based on estimated fair values. The Company estimates the fair value of equity-based awards on the grant date using an option pricing valuation model. The Company records the value of the portion of the award expected to vest as expense on a straight-line basis over the requisite service period net of estimated forfeitures. The Company estimates forfeiture rates by taking into consideration of the historical experience during the preceding fiscal years. Profits interests awarded to employees typically vest at a rate of 25% after one year and the remaining portion vesting in equal increments over the subsequent 12-36 months following the one-year vesting milestone.

Net Loss per Share

Net loss per share is calculated under the two-class method, under which all earnings (distributed and undistributed) are allocated to each class of common shares and participating securities based on their respective rights to receive dividends and contractual obligation to participate in the net losses of the Company.

Basic net loss per share attributable to common shareholders is computed by dividing net loss by the weighted-average number of shares of common outstanding during the period, excluding the dilutive effects of converting redeemable preferred shares and exercising warrants to purchase redeemable convertible preferred shares. Diluted net loss per share of common is computed by dividing the net loss by the sum of the weighted-average number of shares of common outstanding during the period plus the potential dilutive effects of redeemable convertible preferred shares and warrants to purchase redeemable convertible preferred shares and profits interests outstanding during the period, which are excluded if their effect is anti-dilutive.

Segment Information

Management has concluded it has a single segment for purposes of reporting financial condition and results of operation.

Recent Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update (“ASU”), No. 2013-02 “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income.” ASU No. 2013-02 requires an entity to disaggregate the total change of each component of other comprehensive income either on the face of the income statement or as a separate disclosure in the notes. The new guidance became effective for reporting periods beginning after December 15, 2012 and is applied prospectively. The Company adopted this guidance on January 1, 2013, and the adoption did not have any impact on the financial statements.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

In July 2013, the FASB issued ASU No. 2013-11 “Income Taxes (Topic 740).” The new guidance provides that a liability related to an unrecognized tax benefit would be presented as a reduction of a deferred tax asset for a net operating loss carryforward, a similar tax loss or a tax credit carryforward if such settlement is required or expected in the event the uncertain tax position is disallowed. The new guidance became effective for the Company on January 1, 2014 and is applied prospectively with retrospective application permitted. The Company adopted this guidance prospectively on January 1, 2014, and the adoption did not have any impact on the financial statements.

3.	FURNITURE, FIXTURES AND EQUIPMENT

Furniture, fixtures and equipment consist of the following as of:

	December 31,		March 31, 2014 (unaudited)
	2012	2013
	(in thousands)
Furniture and fixtures	$113	$117	$117
Computer equipment	88	93	96
Leasehold improvements	10	10	10
Internal-use software	341	341	341

Total	552	561	564
Less accumulated depreciation	(238)	(340)	(363)

Furniture, fixtures and equipment, net	$314	$221	$201

The Company recorded $0.1 million and $0.1 million of depreciation expense for the years ended December 31, 2012 and 2013, respectively. The Company recorded $27,000 and $23,000 of depreciation expense for the three months ended March 31, 2013 and 2014 (unaudited), respectively.

4.	ACCRUED EXPENSES

Accrued expenses are comprised of the following as of:

	December 31,		March 31, 2014 (unaudited)
	2012	2013
	(in thousands)
Accrued compensation	$352	$404	$157
Accrued development expenses	—	453	1,277
Other accrued liabilities	34	47	120

Total accrued expenses	$386	$904	$1,554

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

5.	MEMBERS’ DEFICIT

The following table summarizes the authorized, issued, and outstanding shares of the Company’s members’ equity:

	December 31, 2012		December 31, 2013
	Authorized Shares	Issued and Outstanding	Authorized Shares	Issued and Outstanding
Redeemable convertible preferred shares
Series 1	299,984	299,984	299,984	299,984
Series 2	550,000	550,000	550,000	550,000
Series A	6,250,000	6,250,000	6,250,000	6,250,000
Series B	21,739,128	21,739,128	21,739,128	21,739,128
Series C1	5,000,000	2,608,696	15,000,000	13,043,478

Common shares
Common A—voting shares	34,889,112	1,050,000	44,889,112	1,050,000
Common A—non-voting shares	50,000	50,000	50,000	50,000

Profits interest shares
Common B	3,881,096	2,521,856	3,599,026	3,117,789
Common C	399,784	45,000	2,788,975	283,673

	March 31, 2014 (unaudited)
	Authorized Shares	Issued and Outstanding
Redeemable convertible preferred shares
Series 1	299,984	299,984
Series 2	550,000	550,000
Series A	6,250,000	6,250,000
Series B	21,739,128	21,739,128
Series C1	30,000,000	21,739,130

Common shares
Common A—voting shares	59,889,112	1,050,000
Common A—non-voting shares	50,000	50,000

Profits interest shares
Common B	3,599,026	3,230,177
Common C	2,788,975	506,816

Redeemable Convertible Preferred Shares

On October 2, 2012, the Company issued 2,608,696 shares of Series C1 Preferred Shares to existing investors for an initial purchase price per share of $1.15 in the first closing of the Series C1 Preferred round. Each investor agreed to purchase an additional 1,739,130 shares at $1.15 per share and warrants to purchase an additional 260,870 shares as part of a second closing upon notice from the Company delivered prior to March 31, 2013. If the Company did not provide notice at a second closing by January 1, 2013, each investor could elect, prior to March 31, 2013, to purchase its portion of the additional shares pursuant to a call option. As part of this transaction, the Company issued 391,304 warrants for the purchase of Series C1 Preferred Shares at a purchase price of $1.15 per share. Total cash proceeds

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

from this issuance were $2.9 million, net of issuance costs. The C1 Preferred Shares, Call Option Liability and Warrant Liability were recorded at their initial fair values of $4.5 million, $0.2 million and $1.0 million, respectively, which resulted in a deemed dividend of $2.8 million recorded as an increase to accumulated deficit in 2012.

On February 13, 2013, the Company notified the existing investors from the first tranche that it had elected to issue additional shares at a second closing. That same date the Company issued 1,739,130 shares of Series C1 Preferred Shares to the existing investors for an initial purchase price per share of $1.15 in the second closing of the Series C1 Preferred round. As part of this transaction, the Company issued 260,870 warrants for the purchase of Series C1 Preferred Shares at a purchase price of $1.15 per share. Total cash proceeds from this issuance were $2.0 million, net of issuance costs. The Series C1 Preferred Shares and Warrant Liability were recorded at their initial fair values of $2.9 million, and $0.1 million, respectively. In addition, the Series C1 Call Option Liability was re-measured immediately prior to exercise, resulting in $(36,000) being recorded in other income (expense).

On June 5, 2013, the Company issued 4,347,826 shares of Series C1 Preferred Shares to existing investors for an initial purchase price per share of $1.15 in the third closing of the Series C1 Preferred round. As part of this transaction, the Company issued 652,174 warrants for the purchase of Series C1 Preferred Shares at a purchase price of $1.15 per share. Additionally, as part of this transaction, each investor agreed to purchase an additional 4,347,826 shares at $1.15 per share and warrants to purchase an additional 652,174 shares as part of a fourth closing upon notice from the Company delivered prior to November 30, 2013. If the Company did not provide notice of a second closing by September 1, 2013, each investor could elect, prior to November 30, 2013, to purchase its portion of the additional shares pursuant to a call option. Total cash proceeds from this issuance were $4.9 million, net of issuance costs. The C1 Preferred Shares, Warrant Liability and Call Option Liability were recorded at their initial fair values of $7.3 million, $0.3 million and $2.3 million, respectively, which resulted in a deemed dividend of $5.0 million recorded as an increase to accumulated deficit in 2013.

On September 24, 2013, the Company notified the existing investors from the third tranche that it had elected to issue additional shares at a fourth closing. On October 9, 2013, the Company issued 4,347,826 shares of Series C1 Preferred Shares to the existing investors for an initial purchase price per share of $1.15 in the fourth closing of the Series C1 Preferred round. As part of this transaction, the Company issued 652,174 warrants for the purchase of Series C1 Preferred Shares at a purchase price of $1.15 per share. Total cash proceeds from this issuance were $5.0 million, net of issuance costs. The C1 Preferred Shares and Warrant Liability were recorded at their initial fair values of $7.3 million and $0.4 million, respectively. In addition, the Series C1 call option was re-measured immediately prior to exercise resulting in $(0.4) million being recorded in other income (expense).

On February 26, 2014, the Company issued 8,695,652 shares of Series C1 Preferred Shares to existing investors for an initial purchase price per share of $1.15 in the fifth closing of the Series C1 Preferred round. As part of the transaction, the Company issued 1,304,348 warrants for the purchase of Series C1 Preferred Shares at a purchase price of $1.15 per share. Additionally, as part of this transaction, each investor agreed to purchase an additional 4,347,826 shares at $1.15 per share and warrants to purchase an additional 652,174 shares as part of a sixth closing upon the achievement of certain milestones by the Company, including preparations for an IPO, or the consent of the investors, in each case together with notice from the Company delivered prior to December 31, 2014. If the Company does not provide notice of a sixth closing, each investor can elect, prior to December 31, 2014, to purchase its portion of the additional shares pursuant to a call option. Total cash proceeds from this issuance were $10.0 million net of issuance costs. The C1 Preferred Shares, Warrant Liability and Call Option Liability were recorded

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

at their initial fair values of $21.5 million, $1.7 million and $5.8 million, respectively, which resulted in a deemed dividend of $19.1 million recorded as an increase to accumulated deficit in 2014 (unaudited).

Prior to 2012, the Company issued Series 1, Series 2, Series A and Series B redeemable convertible preferred shares for cash. Together, the Series 1 through Series C1 shares are herein referred as Preferred Shares, unless otherwise specified.

Conversion

Each holder of Preferred Shares has the right to convert its shares into Common A voting shares at any time after issuance. The number of Common A voting shares into which each Preferred Share may be converted shall be determined by dividing the original purchase price by the applicable conversion price. As of December 31, 2013 and March 31, 2014, this conversion price was $0.67, $1.00, $1.00, $1.15, and $1.15 for Series 1, Series 2, Series A, Series B, and Series C1 Preferred Shares, respectively. The conversion rates are subject to adjustment for share splits, shares dividends, combinations or any other similar event. Each of the Preferred Share classes will automatically be converted into shares of Common A voting shares on agreement of holders of at least a majority of all of the outstanding Preferred Shares, or upon the occurrence of the closing of a qualified public offering.

Dividends

The preferred members are entitled to receive, when and as declared by the board of directors, out of funds legally available, cash dividends at the rate of 8% of the original issue price per annum on each outstanding share of preferred share. Such dividends are payable when, as and if declared by the board of directors and are cumulative. No dividends have been declared to date. For dividends to common shareholders, and after payment of the full Preferred Shares dividend amounts, holders of Series C1 and Series B Preferred Shares will receive distributions along with common shareholders and Series 1, Series 2 and Series A on a pro-rata basis.

Voting Rights

The holders of Preferred Shares are entitled to vote based on the number of common shares issuable upon conversion.

Liquidation Preference

Upon any liquidation, dissolution or winding up of the Company, the holders of Series C1 Preferred Shares shall receive, prior to any distribution to the holders of Series 1, Series 2, Series A, Series B Preferred Shares or Common Shares, an amount equal to $1.15 per share of Preferred Shares plus all accrued or declared but unpaid dividends on such shares.

Upon any liquidation, dissolution or winding up of the Company, the holders of Series B Preferred Shares shall receive, after payment of the full Series C1, and prior to any distribution to the holders of Series 1, Series 2, Series A, Preferred Shares or Common Shares, an amount equal to $1.15 per share of Preferred Shares plus all declared but unpaid dividends on such shares.

Upon any liquidation, dissolution or winding up of the Company, the holders of the Series 1, Series 2 or Series A Preferred Shares together (junior preferred) shall receive, after payment of the full Series C1 and Series B Preferred Shares preference amount and prior and in preference to any distribution to the holders of Common Shares, an amount equal to $0.67 per share of Series 1, and $1.00 per share of Series 2, and Series A Preferred Shares, plus all accrued or declared but unpaid dividends on such shares.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Redemption

At any time on or after June 23, 2015, and upon a majority of Series C1 Preferred shareholders approval, each holder of the Series C1 Preferred Shares may require the Company to redeem the outstanding shares of the Series C1 Preferred Shares for cash. The redemption price shall be determined as the original issue price per share of Series C1 Preferred plus all accrued or declared dividends that are then unpaid for each share of Series C1 Preferred Shares. The Company shall not redeem, purchase or acquire for value any junior preferred shares or Series B Preferred Shares unless it first redeems all outstanding Series C1 Preferred Shares.

At any time on or after June 23, 2015, and upon a majority of Series B Preferred shareholders approval, each holder of the Series B Preferred Shares may require the Company to redeem the outstanding shares of the Series B Preferred Shares for cash. The redemption price shall be determined as the original issue price per share of Series B Preferred plus all accrued or declared dividends that are then unpaid for each share of Series B Preferred Shares. The Company shall not redeem, purchase or acquire for value any junior preferred shares unless it first redeems all outstanding Series B Preferred Shares.

At any time on or after June 23, 2015, or the date upon which all shares of Series C1 and Series B Preferred Shares have been redeemed or converted, the holder of at least a majority of the junior preferred shares may require the Company to redeem the outstanding shares. The Company shall redeem such shares at a redemption price determined as the original issue price per share for Series A, Series 2 or Series 1 Preferred Shares plus all accrued or declared dividends that are then unpaid for each share of Preferred Shares.

The redemption values of the Preferred Shares are as follows at December 31, 2013 (in thousands):

Series 1	$330
Series 2	885
Series A	9,210
Series B	32,073
Series C1	15,760

Total redemption value	$58,258

Common Shares

The Common A shares, 1,050,000 voting and 50,000 non-voting, were issued with restrictions that limit the sale or transferability of such shares, as well as provide the Company the right of first refusal to repurchase the common shares in the event of a sale or disposition at the same price per share and on the same terms and conditions as involved in such sale or disposition. Furthermore, current investors also have a right of first refusal if the Company does not elect to purchase all of the offered shares.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The shares of Common A voting and Common B and C non-voting reserved for future issuances are as follows:

	December 31		March 31, 2014 (unaudited)
	2012	2013
Conversion of Preferred Shares and preferred share warrants to Common A voting shares	33,839,112	43,839,112	58,839,112
Profits interests Common B and Common C shares	4,280,880	6,388,001	6,388,001

Total shares reserved for future issuances	38,119,992	50,227,113	65,227,113

Profits Interests

As of December 31, 2013, the Company has granted 3,599,026 Common B and 2,696,475 Common C shares in the form of Profits Interests. The Profits Interests are issued as part of the Company’s equity compensation and incentive plan (see Note 6) and are designed so that the holders of the shares only participate in a qualified liquidation event or offering if a valuation threshold is attained in the event a liquidation event (as defined in the LLC Agreement) occurs.

Warrants

The following warrants for the purchase of series C1 Preferred Shares on a one-to-one basis were issued, outstanding and exercisable at December 31, 2012 and 2013, and March 31, 2014 (unaudited):

	December 31, 2012
Class	Date	Shares	Price Per Share	Expiration
Series C1	10/2/2012	391,304	$1.15	10/2/2017

	December 31, 2013
Class	Date	Shares	Price Per Share	Expiration
Series C1	10/2/2012	391,304	$1.15	10/2/2017
Series C1	2/13/2013	260,870	$1.15	2/13/2018
Series C1	6/5/2013	652,174	$1.15	6/5/2018
Series C1	10/9/2013	652,174	$1.15	10/9/2018

	March 31, 2014 (unaudited)
Class	Date	Shares	Price Per Share	Expiration
Series C1	10/2/2012	391,304	$1.15	10/2/2017
Series C1	2/13/2013	260,870	$1.15	2/13/2018
Series C1	6/5/2013	652,174	$1.15	6/5/2018
Series C1	10/9/2013	652,174	$1.15	10/9/2018
Series C1	2/26/2014	1,304,348	$1.15	2/26/2019

The warrants are classified as a fair value liability on the balance sheets with subsequent changes to fair value recorded through other income at each reporting period on the statement of other comprehensive loss. For the year ended December 31, 2012 and 2013, $11,000 and $44,000, respectively, were recorded as income related to the change in fair value of the warrants. For the three months ended

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

March 31, 2013 and 2014 (unaudited), $5,000 and $(2.0) million, respectively, were recorded in other income (expense) related to the change in fair value of the warrants. See description of the valuation methodology for the Warrant Liability in Note 2.

6.	EQUITY-BASED INCENTIVE PLAN

Viamet Holdings maintains an equity-based compensation program for the employees, directors and consultants (“Plan Participants”) of Viamet Holdings and its subsidiaries at the discretion of management and the Board of Directors. The equity-based compensation is provided through the 2011 Equity Incentive Plan (“the Plan”) for the issuance of profits interests in Viamet Holdings. Profits interests allow the Plan Participants to participate in the residual profits of Viamet Holdings based on a pre-determined fair value threshold. This fair value represents the fair value threshold of proceeds that must be distributed to the preferred members of Viamet Holdings before the Plan Participants can participate in a distribution.

Under the Plan, the Board of Directors determines the terms and conditions of the profits interests granted. The initial threshold value associated with each grant shall not be less than the fair market value of Viamet Holdings on the date of grant. Profits interests awarded to employees typically vest at a rate of 25% after one year and then in equal increments over the subsequent 12-36 months following the one-year vesting milestone.

At December 31, 2012, 2013 and March 31, 2014 (unaudited), there were 4,280,880, 6,388,001, and 6,388,001 shares of Common B and Common C shares authorized for issuance in connection with the Plan, respectively.

During the years ended December 31, 2012 and 2013, the Company recognized equity-based compensation expense of $0.2 million and $0.2 million, respectively. As of December 31, 2012 and 2013, the unrecognized compensation expense was $0.2 million and $0.4 million, respectively. The weighted-average periods over which the December 31, 2012 and 2013 unrecognized compensation expense is expected to be recognized are 2.1 years and 2.9 years, respectively.

During the three months ended March 31, 2013 and 2014 (unaudited), the Company recognized equity-based compensation expense of $38,000 and $44,000, respectively. As of March 31, 2013 and 2014 (unaudited), the unrecognized compensation expense was $0.3 million and $0.4 million, respectively. The weighted-average periods over which the March 31, 2013 and 2014 unrecognized compensation expense is expected to be recognized are 2.6 years and 2.8 years, respectively.

The following table summarizes the Common B and C shares available for grant pursuant to the Plan for the year ended December 31, 2013:

	Shares Available for Grant	Shares Granted
Balance at December 31, 2012	294,654	3,986,226
Common B and C shares authorized	2,107,121	—
Common B and C shares granted	(2,309,275)	2,309,275

Balance at December 31, 2013	92,500	6,295,501

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The following table summarizes the vested profits interests shares (Common B and C) activity:

	Number of Shares	Weighted Average Grant Date Fair Value
Vested shares at December 31, 2011	1,469,036	$0.17
Vested during 2012	1,097,820	0.17

Vested shares at December 31, 2012	2,566,856	$0.17
Vested during 2013	834,606	0.17

Vested shares at December 31, 2013	3,401,462	$0.17

There were 263,128 and 335,531 profits interest shares that vested for the three months ended March 31, 2013 and 2014 (unaudited), respectively. The weighted average grant date fair value of the vested awards was $0.17 and $0.16, for the three months ended March 31, 2013 and 2014 (unaudited), respectively.

The following summarizes the unvested profits interest activity for the year ended December 31, 2013:

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested shares at December 31, 2012	1,419,370	$0.17
Granted	2,309,275	0.17
Vested	(834,606)	0.17
Forfeited/Cancelled	—	—

Unvested shares at December 31, 2013	2,894,039	$0.17

There were 805,050 profits interests shares with a weighted average grant date fair value of $0.16 granted during the three months ended March 31, 2013, and no profits interests were granted in 2014 as of March 31, 2014 (unaudited). No shares were forfeited or cancelled during the periods.

Fair Value Estimate

Viamet Holdings is privately held with no active public market for its equity instruments. Therefore, for financial reporting purposes, management has periodically determined the estimated per share fair value of Viamet Holdings’ equity shares (including profits interests) and related financial instruments (call options and warrant liabilities) using contemporaneous valuations. These contemporaneous valuations are done using methodologies consistent with the American Institute of Certified Public Accountants Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” also known as the Practice Aid. These valuations were performed with the assistance of a third party valuation specialist. Management performed these contemporaneous valuations most recently as of October 2, 2012, February 13, 2013, June 5, 2013, October 9, 2013, December 31, 2013, February 26, 2014 and March 31, 2014.

The contemporaneous valuation models utilized reflect a two-stage process. Using a hybrid probability weighted expected return method (PWERM) which incorporates both IPO scenarios and discounted cash flow valuations, the fair value of the total equity is determined as a starting point for allocating value to

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

the individual equity classes. Using these values as a starting point and incorporating assumptions made regarding the expected returns and volatilities that are consistent with the expectations of market participants, a distribution of equity values is produced which cover the range of events that an informed market participant might expect. This process creates a range of equity values. Using a contingent claims (Option Pricing Model) and waterfall (Current Value Method) framework, total equity value is allocated to the various components of the capital structure including profits interests, the warrants and call options using the Options Pricing Model. The fair value measurement is sensitive to changes in the unobservable inputs. Changes in those inputs might result in a higher or lower fair value measurement. See Note 2 for further disclosures of the inputs used.

In conducting these contemporaneous valuations, management considered all objective and subjective factors that it believed to be relevant in each valuation conducted, including management’s best estimate of Viamet Holdings’ business condition, prospects and operating performance at each valuation date. Within the contemporaneous valuations performed, a range of factors, assumptions and methodologies were used. The significant factors included external market conditions affecting the pharmaceutical industry, trends within the pharmaceutical industry, the prices at which Viamet Holdings sold preferred and common shares, the superior rights and preferences of the preferred shares relative to common shares at the time of each grant, the results of operations, financial position, status of research and development efforts, stage of development and business strategy, the lack of an active public market for the common and preferred shares and the likelihood of achieving a liquidity event such as an IPO or sale of Viamet Holdings in light of prevailing market conditions.

The dates of Viamet Holdings’ contemporaneous valuations have not always coincided with the dates of its equity-based compensation grants. In such instances, management’s estimates have been based on the most recent contemporaneous valuation of Viamet Holdings common shares and its assessment of additional objective and subjective factors management believed were relevant and which may have changed from the date of the most recent contemporaneous valuation through the date of the grant. In addition, management performed retrospective reviews of the valuations as of certain key profits interests grant dates used in the contemporaneous valuations. As a result, management concluded the fair value of the profits interests granted were appropriate compared to the contemporaneous values used to determine share compensation expense for the applicable periods.

In connection with the contemplated offering and as part of the reorganization transactions described in Note 1, the profits interest shares would convert into applicable common stock of Viamet Pharmaceuticals Inc.

7.	INCOME TAXES

The Company’s ownership structure includes a holding Company organized as an LLC that has elected pass through tax treatment. As such, the Company does not recognize any income tax expense or benefit for the income or loss of the entity, and has not established any deferred tax assets or liabilities within the holding entity. The following tax disclosures relate to the wholly owned subsidiaries. The Company recorded no provision for income taxes during the years ended December 31, 2012 and 2013 and the three months ended March 31, 2014 (unaudited).

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities at December 31, 2012 and 2013, are as follows:

	December 31,
	2012	2013
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$9,285	$12,470
Research and development credits	1,544	1,545
Other	68	259

Total gross deferred tax assets	10,897	14,274
Valuation allowance	(10,799)	(14,220)
Deferred tax liabilities:
Other	(98)	(54)

Total deferred tax liabilities	(98)	(54)

Net deferred tax assets	$—	$—

At December 31, 2012 and 2013, the Company had operating loss tax carryforwards (both federal and state) of approximately $24.0 million and $33.4 million, respectively and federal research and development credit carryforwards of approximately $1.5 million for both years. Federal and state losses begin to expire in 2025 and 2020, respectively and the research and development credit carryforwards begin to expire in 2026. For financial reporting purposes, a valuation allowance has been recognized to fully offset the deferred tax assets related to the carryforwards, based on the Company’s assessment regarding the realizability of these net deferred tax assets in future periods. The total increase in valuation allowance of $3.4 million from 2012 to 2013 was allocable to current operating activities. The utilization of the loss carryforwards to reduce future income taxes will depend on the Company’s ability to generate sufficient taxable income prior to the expiration of the loss carryforwards. In addition, the maximum annual use of net operating loss and research credit carryforwards is limited in certain situations where changes occur in stock ownership.

In general, if the Company experiences a greater than 50% aggregate change in ownership of certain significant shareholders over a three-year period (a Section 382 ownership change), utilization of its pre-change net operating loss carryforwards is subject to an annual limitation under Section 382 of the Internal Revenue Code (and similar state laws). The annual limitation generally is determined by multiplying the value of the Company’s capital shares at the time of such ownership change (subject to certain adjustments) by the applicable long-term tax-exempt rate. Such limitations may result in expiration of a portion of the net operating loss carryforwards before utilization and may be substantial. The ability of the Company to use its net operating loss carryforwards may be limited or lost if the Company experiences a Section 382 ownership change in connection with historical transactions, this offering or as a result of future changes in its share ownership. Losses from a specific period may be subject to multiple limitations, and would generally be limited by the lowest of those limitations. The Company has not evaluated if an ownership change has occurred. There was no recognized tax benefit related to net operating loss carryforwards in any prior period.

The research and development credit, which had previously expired on December 31, 2011, was reinstated as part of the American Taxpayer Relief Act of 2012 enacted on January 2, 2013. This

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

legislation retroactively reinstated and extended the credit from the previous expiration date through December 31, 2013. As a result, the Company adjusted its deferred tax assets in 2013 for the 2012 and 2013 research and development credits, which resulted in an increase to the deferred tax assets and a corresponding increase to the valuation allowance (or uncertain tax positions) of $0.3 million and $0.3 million, respectively.

On July 23, 2013, North Carolina enacted House Bill 998, which reduced the corporate income tax rate from 6.9% in 2013 to 6% in 2014 and 5% in 2015. As a result of the new enacted tax rate, the Company adjusted its deferred tax assets in 2013 by applying the lower rate, which resulted in a decrease to the deferred tax assets and a corresponding decrease to the valuation allowance of approximately $0.3 million.

Taxes computed at the statutory federal income tax rate of 34% are reconciled to the provision for (benefit from) income taxes are as follows for the years ended December 31, 2012 and 2013:

	2012		2013
	Amount	% of pretax loss	Amount	% of pretax loss
	(dollars in thousands)
Pretax loss	$(7,985)		$(11,175)

Expected federal income tax expense at statutory rate	(2,714)	34.0%	(3,800)	34.0%
State taxes net of federal benefit	(349)	4.4%	(337)	3.0%
Non-deductible expenses	908	(11.4%)	71	(0.6%)
Provision to return and other true-ups	—	0.0%	498	(4.5%)
Increase in unrecognized tax benefits	—	0.0%	169	(1.5%)
Research and development credits	(68)	0.9%	(621)	5.6%
Change in valuation allowance	2,113	(26.5%)	3,421	(30.6%)
Change in rates	—	0.0%	300	(2.7%)
Other	110	(1.4%)	299	(2.7%)

Net income tax expense (benefit)	$—	0.0%	$—	0.0%

The Company had no unrecognized tax benefits as of January 1, 2013. As of December 31, 2013, the total gross unrecognized tax benefits were approximately $0.2 million and of this total, none would reduce the Company’s effective tax rate if recognized. The Company does not anticipate a significant change in total unrecognized tax benefits or the Company’s effective tax rate due to the settlement of audits or the expiration of statutes of limitations within the next twelve months. Furthermore, the Company does not expect any cash settlement with the taxing authorities as a result of these unrecognized tax benefits as the Company has sufficient unutilized carryforward attributes to offset the tax impact of these adjustments.

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2012 and 2013, the Company had no accrued interest or penalties related to uncertain tax positions.

The Company has analyzed its filing positions in all significant jurisdictions where it is required to file income tax returns, as well as open tax years in these jurisdictions. The company is no longer subject to U.S. Federal and state and local tax examinations by tax authorities for years prior to 2010, although

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

carryforward attributes that were generated prior to 2010 may still be adjusted upon examination by the IRS if they either have been or will be used in a future period. No income tax returns are currently under examination by taxing authorities.

The following is a tabular reconciliation of the Company’s change in gross unrecognized tax positions:

	December 31,
	2012	2013
	(in thousands)
Beginning balance	$—	$—
Gross decrease for tax positions related to current periods	—	—
Gross increase for tax positions related to current periods	—	169

Ending Balance	$—	$169

8.	COMMITMENTS AND CONTINGENCIES

Commitments

The Company was required to provide a $66,000 letter of credit as a security deposit for an office space lease and the Company has recorded the applicable cash held to secure this letter of credit as other assets on the balance sheets at December 31, 2012, 2013 and March 31, 2014 (unaudited).

Lease

Effective May 2012, the Company is obligated under an operating lease for office space located in Durham, North Carolina. Occupancy began in August 2012, and expires in February 2020. Monthly payments are $13,000, increasing annually by 2.75%. There was no rent owed for the first seven months, with the first rent payment due March 1, 2013. The Company received a $0.1 million incentive payment from the landlord to cover termination fees of an existing lease. This payment is amortized as a reduction of rent expense over the life of the lease. On a straight-line basis, monthly rent expense is $13,000. Rent expense under the operating lease totaled $0.1 million and $0.2 million for the years ended December 31, 2012, and 2013, respectively. Rent expense under the operating lease totaled $38,000 for each of the three months ended March 31, 2013 and 2014 (unaudited).

As of December 31, 2013, future minimum payments under operating leases are as follows:

Years ending December 31,	(in thousands)
2014	$164
2015	168
2016	173
2017	178
2018	183
Thereafter	220

Total future rent payments	$1,086

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

9.	STRATEGIC COLLABORATION AND LICENSE AGREEMENTS

Novartis Bioventures Ltd.

In June 2009, the Company entered into an option agreement with Novartis Bioventures Ltd. (Novartis), a Series B and C1 Preferred Share investor, to discover and develop metalloenzyme inhibitors of interest to the investor. On February 1, 2010, the Company and Novartis reached agreement on which therapeutic target would be developed under the option agreement. In accordance with the option agreement, the selection of a therapeutic target triggered an upfront payment of $1.5 million to fund the research and development process. The Company recorded the non-refundable, non-creditable $1.5 million payment as deferred revenue and recognized the revenue on a straight-line basis over a period of 17 months, representing the original estimated performance period associated with the payment. Upon successful completion of certain items specified in the option agreement, the Company would receive royalty payments, as well as sales and development milestone payments consistent with amounts detailed in the agreement. As of December 31, 2012 and 2013, no such items have been completed and therefore no royalty or milestones payments have been received.

Under the agreement, the identification of metalloenzyme inhibitor that meets certain in vitro criteria triggers a second payment of $1.5 million to fund additional research and development. In May 2012, Novartis made an additional non-refundable, non-creditable $1.5 million payment to continue to fund the research and development process related to an identified metalloenzyme. The Company deferred the entire payment and recognized the revenue on a straight-line basis over a period of 20 months, representing the estimated performance period associated with the payment. The agreement will remain with Legacy VPI following the reorganization.

The Company recognized $0.6 million and $0.9 million of the payments as licensing revenue for years ended December 31, 2012 and 2013, respectively. The deferred revenue balance relating to the upfront license was $0.9 million and $0 at December 31, 2012 and 2013, respectively. The Company recognized $0.2 million and $0 of the payments as licensing revenue for the three months ended March 31, 2013 and 2014 (unaudited), respectively.

Dow AgroSciences

In November 2010, the Company entered into an Option, Research Collaboration, and License agreement with Dow AgroSciences LLC (“DAS”) to discover and develop metalloenzyme inhibitors of interest to DAS. The initial term of the agreement is two years with the option, by DAS, to extend the agreement in one-year increments for up to four years. On April 27, 2012, and again on June 27, 2013, DAS exercised its right to extend the agreement one additional year. As such, the current termination date of the agreement is October 31, 2014.

The agreement requires DAS to pay a non-refundable, non-creditable license fee of $4.5 million, payable in three equal payments. The first payment was due upon execution and the remaining payments were due within 45 days of January 1, 2011 and 2012, respectively. The Company recorded each $1.5 million payment received as deferred revenue and recognized the revenue on a straight-line basis over the term of the agreement, initially 24 months, representing the Company’s estimated performance period associated with the initial research term. As a result of the April 2012 extension, the Company revised the estimated performance period and extended revenue recognition through October 2013. As a result of the June 2013 extension, the Company revised the estimated performance period and extended revenue recognition through October 2014.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

The Company recognized $1.3 million and $0.4 million of the upfront fee as licensing revenue for years ended December 31, 2012 and 2013, respectively. At December 31, 2012 and 2013, the deferred revenue balance relating to the upfront license was $0.6 million and $0.2 million, respectively. The Company recognized $0.2 million and $55,000 of the upfront fee as licensing revenue for the three months ended March 31, 2013 and 2014 (unaudited), respectively. At March 31, 2014, the deferred revenue balance was $0.2 million (unaudited).

The Company is eligible to receive royalty payments, as well as development milestone payments of up to $13.3 million in the aggregate for each indication in amounts detailed in the agreement upon successful completion of certain items specified in the Research Collaboration and License agreements. As of December 31, 2012 and 2013, no such items have been completed and therefore no royalty or milestones payment have been received.

The agreement also requires DAS to fund the research collaboration efforts associated with the metalloenzyme inhibitors of interest to DAS through the end of the contract term, which has been extended to October 31, 2014. Payments for research and development services under the agreement include Viamet personnel expenses, on a contractual rate, as well as direct research expenses. The Company recognizes research collaboration payments as revenue in the period in which the research effort occurs. The agreement will remain with Legacy VPI following the reorganization.

The Company recognized $1.6 million and $1.4 million as collaboration revenue for years ended 2012 and 2013, respectively. The Company recognized $0.4 million and $0.3 million as collaboration revenue for the three months ended March 31, 2013 and 2014 (unaudited).

National Institutes of Health Grant

In June 2012, the National Institute of Health awarded the Company a two-year grant to conduct research on inhibitors for the oral treatment of CNS Coccidioides infections. The total award of the grant is $0.3 million and covers the period June 2012 through May 2014. The Company recognized $50,000 and $0.2 million as other revenue for the years ended December 31, 2012 and 2013, respectively. The Company recognized $57,000 and $31,000, as other revenue for the three months ended March 31, 2013 and 2014 (unaudited), respectively.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

10.	NET LOSS PER SHARE

Basic net loss per share is calculated by dividing net loss attributable to common shareholders by the weighted-average shares outstanding during the period, without consideration of common stock equivalents. Diluted net loss per share is calculated by adjusting weighted-average shares outstanding for the dilutive effect of common stock equivalents outstanding for the period. For purposes of the diluted net loss per share calculation, Preferred Shares, profits interests, Call Options and warrants to purchase Preferred Shares are considered to be common stock equivalents but are excluded from the calculation of diluted net loss per common share if their effect would be anti-dilutive.

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
	(in thousands except share and per share data)
Net loss	$(7,985)	$(11,175)	$(2,146)	$(7,282)
Accretion of Series 1 through Series B Preferred Shares	(2,567)	(2,561)	(631)	(631)
Deemed dividends on issuance of Series C1 Preferred Shares	(2,761)	(4,955)	—	(19,083)

Net loss attributable to common shareholders—basic and diluted	$(13,313)	$(18,691)	$(2,777)	$(26,996)

Weighted-average Common A shares outstanding—basic and diluted	1,100,000	1,100,000	1,100,000	1,100,000

Net loss per Common A share—basic and diluted	$(12.10)	$(16.99)	$(2.52)	$(24.54)

The following potentially dilutive securities were outstanding during each reporting period and were excluded from the above computations, as their inclusion would have had an antidilutive impact due to the losses reported:

	Year Ended December 31,		Three Months Ended March 31,
	2012	2013	2013	2014
			(unaudited)
Preferred Shares	31,447,808	41,882,590	33,186,938	50,578,242
Call Option to purchase Preferred Shares	1,739,130	—	—	4,347,826
Warrants to purchase Preferred Shares	391,403	1,956,522	652,174	3,260,870
Profits Interests	2,566,856	3,401,462	2,829,984	3,736,993

Total of common equivalent shares	36,145,197	47,240,574	36,669,096	61,923,931

The profits interests (Common B and C) are excluded as the holders do not participate in losses.

Viamet Pharmaceuticals Holdings, LLC, and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

11.	SUBSEQUENT EVENTS

In April 2014, the Company received notice from the Defense Medical Research and Development Program that the Company’s proposed program (Development and Preclinical Evaluation of VT-1598, a Broad-Spectrum and Safe Antifungal to Prevent Fungal (Mold) Infections of Battlefield Wounds) will receive a Military Infectious Diseases Applied Research Award. The program is expected to have a duration of 31 months and receive approximately $2.0 million in funding.

             Shares

VIAMET PHARMACEUTICALS, INC.

Common Stock

PROSPECTUS

Until                 , 2014, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Piper Jaffray

Stifel

Wells Fargo Securities

                , 2014

Part II

Information not required in prospectus

Item 13.	Other expenses of issuance and distribution.

The following table indicates the expenses to be incurred in connection with this offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimated except the Securities and Exchange Commission registration fee and the FINRA filing fee.

Amount
Securities and Exchange Commission registration fee		$9,660
FINRA filing fee		11,750
NASDAQ Global Market listing fee		25,000
Accountants’ fees and expenses			*
Legal fees and expenses			*
Blue sky fees and expenses			*
Transfer agent’s fees and expenses			*
Printing and engraving expenses			*
Miscellaneous			*

Total Expenses	$		*

*	To be filed by amendment

Item 14.	Indemnification of directors and officers.

Section 102 of the Delaware General Corporation Law permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Upon the completion of this offering, our certificate of incorporation will provide that none of our directors shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as director, notwithstanding any provision of law imposing such liability, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

Section 145 of the Delaware General Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Upon the completion of this offering, our certificate of incorporation will provide that we will indemnify each person who was or is a party or threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Viamet Pharmaceuticals, or is or was serving at our request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise to the fullest extent permitted by the Delaware General Corporation Law. Upon the completion of this offering, our certificate of incorporation will provide that expenses must be advanced to these indemnitees under certain circumstances.

The indemnification provisions contained in our certificate of incorporation that will be effective as of the closing date of this offering are not exclusive. In addition, we have entered into indemnification agreements with each of our directors and officers. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of his or her service as one of our directors or officers, or any of our subsidiaries or any other company or enterprise to which the person provides services at our request.

In addition, we maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law. In any underwriting agreement we enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act of 1933 against certain liabilities.

Item 15.	Recent sales of unregistered securities.

Set forth below is information regarding shares of our capital stock and warrants issued by us within the past three years that were not registered under the Securities Act. Also included is the consideration, if any, received by us for such shares of capital stock and warrants and information relating to the section of the Securities Act, or rule of the SEC, under which exemption from registration was claimed.

(a)	Issuances of VPI Preferred Stock

Prior to December 2011, we were a Delaware corporation named Viamet Pharmaceuticals, Inc., or VPI. In February 2011, VPI issued and sold 13,043,478 shares of VPI Series B Preferred Stock to seven investors at a price per share of $1.15 for an aggregate purchase price of $14,999,999.70.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) and Regulation D promulgated thereunder relative to the transactions by an issuer not involving a public offering, to the extent an exemption from such registration was required. All purchasers of shares of our preferred stock described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the shares for investment for their own account and not with a view to the sale or distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time.

(b)	December 2011 Reorganization

In December 2011, Viamet Holdings was formed and became the parent of VPI pursuant to the December 2011 Reorganization. In the December 2011 Reorganization, stockholders of VPI contributed their shares of VPI capital stock to Viamet Holdings in exchange for shares of Viamet Holdings capital stock as follows: 299,984 shares of VPI Series 1 Preferred Stock, 550,000 shares of VPI Series 2 Preferred Stock, 6,250,000 shares of VPI Series A Preferred Stock, 21,739,128 shares of VPI Series B Preferred Stock, 1,100,000 shares of VPI common stock and options to purchase 2,029,700 shares of VPI common stock were exchanged, on a one-for-one basis, for 299,984 Series 1 Preferred Shares, 550,000 Series 2 Preferred Shares, 6,250,000 Series A Preferred Shares, 21,739,128 Series B Preferred Shares, 1,100,000 Common A Shares and 2,029,700 Common B Shares of Viamet Holdings, respectively. The Common B Shares were treated as LLC profits interests and are subject to a threshold valuation of $39,600,000 before participating in distributions, which are further subject to the deduction of a “strike price” ranging from $0.07 to $0.13 per share.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (b) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) and Regulation D promulgated thereunder relative to the transactions by an issuer not involving a public offering, to the extent an exemption from such registration was required. All purchasers of the shares described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the shares for investment only and not with a view to the distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time.

(c)	Issuance of Viamet Holdings Preferred Shares

In October 2012, we issued and sold 2,608,696 Series C1 Preferred Shares to six investors at a price per share of $1.15 for an aggregate purchase price of $3,000,000.40.

In February 2013, we issued and sold 1,739,130 Series C1 Preferred Shares to six investors at a price per share of $1.15 for an aggregate purchase price of $1,999,999.50.

In June 2013, we issued and sold 4,347.826 Series C1 Preferred Shares to seven investors at a price per share of $1.15 for an aggregate purchase price of $4,999,999.90.

In October 2013, we issued and sold 4,347.826 Series C1 Preferred Shares to seven investors at a price per share of $1.15 for an aggregate purchase price of $4,999,999.90.

In February 2014, we issued and sold 8,695,652 Series C1 Preferred Shares to seven investors at a price per share of $1.15 for an aggregate purchase price of $9,999,999.80.

No underwriters were involved in the foregoing sales of securities. The securities described in this section (c) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) and Regulation D promulgated thereunder relative to the transactions by an issuer not involving a public offering, to the extent an exemption from such registration was required. All purchasers of our Series C1 Preferred Shares described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the shares for investment only and not with a view to the distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time.

(d)	Viamet Holdings Incentive Share Grants

On December 31, 2011 Viamet Holdings granted 1,851,396 Common B Shares as LLC profits interest units subject to a threshold valuation of $39,600,000 before participating in distributions.

In February 2012, we issued 387,200 incentive Common C Shares to employees, directors and consultants pursuant to our 2011 Equity Incentive Plan, as amended (our “2011 Plan”). These shares were treated as LLC profits interests and are subject to a threshold valuation of $39,600,000 before participating in distributions.

From February 2013 through April 2013, we issued 820,050 incentive Common C Shares to employees, directors and consultants pursuant to our 2011 Plan. These shares were treated as LLC profits interests and are subject to a threshold valuation of $53,150,000 before participating in distributions.

In December 2013, we issued 1,489,225 incentive Common C Shares to employees, directors and consultants pursuant to our 2011 Plan. These shares were treated as LLC profits interests and are subject to a threshold valuation of $80,112,000 before participating in distributions.

The incentive share grants described in this section (d) of Item 15 were issued pursuant to written compensatory plans or arrangements with our employees, directors and consultants, in reliance on the exemption provided by Rule 701 promulgated under the Securities Act, or pursuant to Section 4(a)(2) under the Securities Act, relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

(e)	Issuance of Viamet Holdings Warrants

In October 2012, in conjunction with the issuance of Series C1 Preferred Shares described in paragraph (c) of this Item 15, we issued warrants to purchase an aggregate of 391,304 Series C1 Preferred Shares at an exercise price of $1.15 per share to the purchasers of the Series C1 Preferred Shares for no additional consideration.

In February 2013, in conjunction with the issuance of Series C1 Preferred Shares described in paragraph (c) of this Item 15, we issued warrants to purchase an aggregate of 260,870 Series C1 Preferred Shares at an exercise price of $1.15 per share to the purchasers of the Series C1 Preferred Shares for no additional consideration.

In June 2013, in conjunction with the issuance of Series C1 Preferred Shares described in paragraph (c) of this Item 15, we issued warrants to purchase an aggregate of 652,174 Series C1 Preferred Shares at an exercise price of $1.15 per share to the purchasers of the Series C1 Preferred Shares for no additional consideration.

In October 2013, in conjunction with the issuance of Series C1 Preferred Shares described in paragraph (c) of this Item 15, we issued warrants to purchase an aggregate of 652,174 Series C1 Preferred Shares at an exercise price of $1.15 per share to the purchasers of the Series C1 Preferred Shares for no additional consideration.

In February 2014, in conjunction with the issuance of Series C1 Preferred Shares described in paragraph (c) of this Item 15, we issued warrants to purchase an aggregate of 1,304,348 Series C1 Preferred Shares at an exercise price of $1.15 per share to the purchasers of the Series C1 Preferred Shares for no additional consideration.

No underwriters were involved in the foregoing issuances of warrants. The warrants described in this section (e) of Item 15 and the associated Series C1 Preferred Shares were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) and Regulation D promulgated thereunder relative to the transactions by an issuer not involving a public offering, to the extent an exemption from such registration was required. All purchasers of our Series C1 Preferred Shares associated with the warrants described above represented to the Registrant in connection with their purchase that they were accredited investors and were acquiring the shares for investment only and not with a view to the distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time.

All of the securities described in paragraphs (a), (b), (c), (d) and (e) of this Item 15 are deemed restricted securities for purposes of the Securities Act. To the extent such securities are represented by certificates, all such certificates included appropriate legends setting forth that the securities have not been registered and the applicable restrictions on transfer.

Item 16.	Exhibits and financial statement schedules.

The exhibits to the registration statement are listed in the Exhibit Index attached hereto and incorporated by reference herein.

Item 17.	Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

•

For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

•

For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Durham, North Carolina, on the 30th day of June, 2014.

VIAMET PHARMACEUTICALS HOLDINGS, LLC

By:	/s/ Robert J. Schotzinger
Robert J. Schotzinger, M.D., Ph.D.
President and Chief Executive Officer

Power of attorney

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert J. Schotzinger and Richard D. Katz, and each of them, his/her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him/her and in his/her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he/she might or could do in person, hereby ratifying and confirming all that each of said attorney-in-fact or his/her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Robert J. Schotzinger Robert J. Schotzinger, M.D., Ph.D.	Director, President and Chief Executive Officer (Principal Executive Officer)	June 30, 2014

/s/ Richard D. Katz Richard D. Katz, M.D.	Chief Business and Financial Officer (Principal Financial and Accounting Officer)	June 30, 2014

/s/ Douglas B. Reed Douglas B. Reed, M.D.	Chairman	June 30, 2014

/s/ James H. Rosen James H. Rosen	Director	June 30, 2014

/s/ Lauren H. Silverman Lauren H. Silverman, Ph.D.	Director	June 30, 2014

/s/ S. Edward Torres S. Edward Torres	Director	June 30, 2014

/s/ Andrew C. von Eschenbach Andrew C. von Eschenbach, M.D.	Director	June 30, 2014

/s/ Kristopher A. Wood Kristopher A. Wood	Director	June 30, 2014

Exhibit Index

Exhibit Number	Description of Exhibit

1.1*	Underwriting Agreement

2.1*	Plan of Conversion

3.1*	Certificate of Incorporation of the Registrant (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation)

3.2	Bylaws of the Registrant (to be effective upon completion of the Registrant’s conversion from a limited liability company to a corporation)

3.3	Form of Restated Certificate of Incorporation of the Registrant (to be effective upon the closing of this offering)

3.4	Form of Amended and Restated By-laws of the Registrant (to be effective upon the closing of this offering)

4.1	Specimen Stock Certificate evidencing the shares of common stock

4.2*	Registration Rights Agreement by and among the Registrant and the other parties named therein

5.1*	Opinion of Wilmer Cutler Pickering Hale and Dorr LLP

10.1†*	2014 Incentive Plan

10.2†	Form of Incentive Stock Option Agreement under 2014 Incentive Plan

10.3†	Form of Nonstatutory Stock Option Agreement under 2014 Incentive Plan

10.4†	Form of Restricted Stock Agreement under 2014 Incentive Plan

10.5†	Form of Indemnification Agreement between the Registrant and each of its Executive Officers and Directors

10.6*	Employment Agreement by and between the Registrant and Robert J. Schotzinger

10.7*	Employment Agreement by and between the Registrant and Richard D. Katz

10.8	Lease Agreement, dated May 16, 2012, by and between Nottingham Hall IC, LLC as landlord and the Registrant as tenant

10.9*	Form of Separation and Distribution Agreement by and between the Registrant and Legacy VPI

10.10	Form of Transition Services Agreement by and between the Registrant and Legacy VPI

10.11	Form of Employee Matters Agreement by and between the Registrant and Legacy VPI

10.12*	Form of Metallophile Technology License Agreement by and between the Registrant and Legacy VPI

10.13*	Form of License Agreement by and between the Registrant and Legacy VPI

23.1	Consent of Ernst & Young LLP

23.2*	Consent of Wilmer Cutler Pickering Hale and Dorr LLP (included in Exhibit 5.1)

23.3	Consent of Campbell Alliance

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.
†	Indicates management contract or plan.